08002895

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hanfeng Evergreen Inc.

*CURRENT ADDRESS 8 King Street East, Suite 838
Toronto, Ontario
Canada M5C 1B5

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 02 2008
THOMSON REUTERS

FILE NO. 82- 35202 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 5/29/08

Hanfeng Evergreen Inc.

Suite 838
8 King Street East
Toronto, Ontario
M5C 1B5

PROXY

SOLICITED BY THE MANAGEMENT OF THE CORPORATION,
for the Annual General Meeting of Shareholders to be held on Tuesday, May 6, 2008.

The undersigned Shareholder of Hanfeng Evergreen Inc. (the "Corporation") hereby appoints Robert Beutel, Chairman of the Corporation, or failing him, Xinduo Yu, President of the Corporation, or instead of either of them, ________________________________, as proxy, with power of substitution, to attend and vote for the undersigned at the Annual General Meeting of Shareholders of the Corporation to be held at Ontario Heritage Centre, 10 Adelaide Street East , Toronto, Ontario, at 4:30 p.m. Toronto time on Tuesday, May 6, 2008 and at any adjournments thereof, and without limiting the general authorization and power hereby given, the persons named above are specifically directed to vote as follows:

1. FOR ( ) or WITHHOLD ( ) Election of the directors as nominated by Management;

2. FOR ( ) or WITHHOLD ( ) Appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and authorizing the directors to fix their remuneration;

3. FOR ( ) or AGAINST ( ) the resolution to amend the Corporation's By-Law No. 3;

4. FOR ( ) or AGAINST ( ) the resolution approving the amendment to the Corporation's Stock Option Plan.

To be valid, this proxy must be received by the Corporation, or its agent, Equity Transfer & Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario, M5H 4H1, not later than 4:30 p.m. Toronto time, on Friday, may 2, 2008.

This proxy revokes and supersedes all proxies of earlier date.
THIS PROXY MUST BE SIGNED & DATED.

DATED this ____ day of ________________, 2008.

____
Signature of Shareholder

Instructions:

On any ballot that may be called for, the shares represented by this Proxy in favour of the person(s) designated by management of the Corporation named in this Proxy will be voted or withheld from voting in accordance with the instructions given on the ballot, and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If no choice is specified in this Proxy with respect to a particular matter identified in the Notice of Meeting, the person(s) designated by management of the Corporation in this Proxy will vote the shares represented by this Proxy as specified for such matter in the Management Information Circular in respect of the Meeting.

Each shareholder has the right to appoint as proxyholder a person (who need not be a shareholder of the Corporation) other than the person(s) designated by management of the Corporation to attend and act on the shareholder's behalf at the Meeting. Such right may be exercised by inserting the name of the person to be appointed in the blank space provided in this Proxy or by completing another form of proxy.

This Proxy or such other form of proxy should be completed, dated and signed, and sent in the enclosed envelope or otherwise to the Secretary of the Corporation c/o Equity Transfer & Trust Company, 200 University Ave, Suite 400, Toronto, Ontario M5H 4H1, telephone number: (416) 361-0152, fax number: (416) 361-0470 or to the Secretary of the Corporation at the Corporation's registered office, which is located at 8 King Street East, Suite 838, Toronto, Ontario, M5C 1B5, fax number: (416) 849-0075.

If this Proxy is not dated in the space provided, it shall be deemed to bear that date on which it was mailed by or on behalf of the Corporation.

This Proxy must be signed by the shareholder or the shareholder's attorney authorized in writing. If the shareholder is a corporation, this Proxy must be signed by the duly authorized officer or attorney of the shareholder. A person signing on behalf of a shareholder must provide, with this Proxy, satisfactory proof of such person's authority and must indicate the capacity in which such person is signing.

Hanfeng

Hanfeng Evergreen Inc.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held On

May 6, 2008

and

MANAGEMENT INFORMATION CIRCULAR

RECEIVED

2008 MAY -1 A 8:54

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Hanfeng

HANFENG EVERGREEN INC.

Notice of Annual Meeting of Shareholders

May 6, 2008

Notice is hereby given that the annual meeting of the holders of common shares of Hanfeng Evergreen Inc. (the "Corporation") will be held at Ontario Heritage Centre, 10 Adelaide Street East, Toronto, Ontario, on Tuesday, May 6, 2008 at 4:30 p.m., local time, for the following purposes:

(a) to receive the audited consolidated financial statements of the Corporation as at and for the financial year ended December 31, 2007 and the auditors' report thereon;

(b) to elect directors;

(c) to re-appoint the Corporation's auditors and to authorize the Board of Directors to fix their remuneration;

(d) to consider a resolution to amend the Corporation's by-laws;

(e) to consider a resolution to amend the Corporation's Stock Option Plan; and

(f) to transact such other business as may properly come before the meeting or any adjournment thereof.

The specific details of the foregoing matters to be put before the meeting are set forth in the Management Information Circular accompanying this Notice of Meeting.

Shareholders are invited to attend the meeting. *Registered shareholders* who are unable to attend the meeting in person are requested to complete, date and sign the enclosed form of proxy and send it in the enclosed envelope or otherwise to the Secretary of the Corporation c/o Equity Transfer & Trust Company at 200 University Ave., Suite 400, Toronto, Ontario M5H 4H1, telephone number: (416) 361-0152, fax number: (416) 361-0470 or to the Secretary of the Corporation at the Corporation's registered office, which is located at 8 King Street East, Suite 838, Toronto, Ontario, M5C 1B5, fax number: (416) 849-0075.

Non-registered shareholders who receive these materials through their broker or other intermediary should complete and send the form of proxy in accordance with the instructions provided by their broker or intermediary.

To be effective, a proxy must be received by Equity Transfer & Trust Company or the Secretary of the Corporation not later than May 2, 2008 at 4:30 p.m. (Toronto time), or in the case of any adjournment of the meeting, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the adjournment.

DATED the 25th day of March, 2008.

By Order of the Board of Directors

(signed) Ross McKee
Corporate Secretary

Hanfeng

HANFENG EVERGREEN INC.

Management Information Circular for the Annual Meeting of Shareholders to be held May 6, 2008

Solicitation of Proxies

This Management Information Circular (the "Circular") is furnished in connection with the solicitation, by or on behalf of the management of Hanfeng Evergreen Inc. (the "Corporation"), of proxies to be used at the Corporation's annual meeting of the holders of common shares (the "Common Shares") to be held on May 6, 2008 (the "Meeting") or at any adjournment thereof. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally, by advertisement or by telephone, by directors, officers or employees of the Corporation without special compensation, or by the Corporation's transfer agent, Equity Transfer & Trust Company, at nominal cost. The cost of solicitation will be borne by the Corporation.

Appointment of Proxies

Each shareholder has the right to appoint a person other than the persons named in the accompanying form of proxy, who need not be a shareholder, to attend and act for the shareholder and on the shareholder's behalf at the Meeting. Any shareholder wishing to exercise such right may do so by inserting in the blank space provided in the accompanying form of proxy, the name of the person whom such shareholder wishes to appoint as proxy and by duly depositing such proxy, or by duly completing and depositing another proper form of proxy.

In the case of *registered shareholders*, the completed, dated and signed form of proxy should be sent in the enclosed envelope or otherwise to the Secretary of the Corporation c/o Equity Transfer & Trust Company at 200 University Ave, Suite 400, Toronto, Ontario M5H 4H1, telephone number: (416) 361-0152, fax number: (416) 361-0470 or to the Secretary of the Corporation at the Corporation's registered office, which is located at 8 King Street East, Suite 838, Toronto, Ontario, M5C 1B5, fax number: (416) 849-0075.

Non-registered shareholders beneficially own shares but the shares are held in the name of a nominee, such as a broker, bank or trust company. In the case of non-registered shareholders who receive these materials through their broker or other intermediary, the shareholder should complete and send the form of proxy in accordance with the instructions provided by their broker or other intermediary.

To be effective, a proxy must be received by Equity Transfer & Trust Company, or the Secretary of the Corporation not later than May 2, 2008 at 4:30 p.m. (Toronto time), or in the case of any adjournment of the Meeting, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the adjournment.

Revocability of Proxy

A shareholder giving a proxy has the power to revoke it. Such revocation may be made by the shareholder duly executing another form of proxy bearing a later date and duly depositing the same before the specified time, or may be made by written instrument revoking such proxy executed by the shareholder or by the shareholder's attorney authorized in writing or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized, and deposited at the office of Equity Transfer & Trust Company at the address aforesaid at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof or with the Chairman of the Meeting on the date of the Meeting or any adjournment thereof. If such written instrument is deposited with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, such

instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such proxy. A shareholder may also revoke a proxy in any other manner permitted by law.

Voting Rights

The holders of Common Shares are entitled to receive notice of and to attend any meeting of the shareholders of the Corporation and are entitled to one vote per share at the Meeting. As of March 14, 2008, there were 61,326,907 Common Shares issued and outstanding.

Manner in which Proxies will be Voted

On any ballot that may be called for, Common Shares represented by properly executed proxies in favour of the persons specified in the enclosed form of proxy will be voted for or withheld from voting in accordance with the instructions given thereon. **If a specification is not made with respect to any matter, Common Shares will be voted on such matter as stated in the form of proxy.**

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting, and with respect to other matters which may properly come before the Meeting or any adjournment thereof. As of the date of this Circular, management of the Corporation is not aware of any such amendment, variation or other matter to come before the Meeting. However, if any amendments or variations to matters identified in the accompanying Notice of Meeting or any other matters which are not now known to management should properly come before the Meeting or any adjournment thereof, the Common Shares represented by properly executed proxies given in favour of the person(s) designated by management of the Corporation in the enclosed form of proxy will be voted on such matters pursuant to such discretionary authority.

Record Date

The Board of Directors has fixed March 20, 2008 as the record date for the Meeting. Any holder of Common Shares of record at the close of business on the record date is entitled to vote the Common Shares registered in such shareholder's name at that date on each matter to be acted upon at the Meeting, except to the extent that such shareholder has subsequently transferred any of such Common Shares, and the transferee of those Common Shares establishes such shareholder's ownership of such Common Shares and demands, not later than 10 days before the Meeting date specified in the accompanying Notice of Meeting, that such shareholder's name be included in the list of shareholders prepared for the Meeting. In such case, the transferee is entitled to vote such Common Shares on each matter to be acted upon at the Meeting.

Principal Shareholders

To the knowledge of the directors and senior officers of the Corporation, as at March 14, 2008 no person beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the voting rights attached to the outstanding Common Shares except as set out below:

Name	Aggregate Number of Common Shares	Percentage of Outstanding Common Shares
Xinduo Yu	12,000,000	19.6%
Agrium Inc.	11,959,000	19.5%

MATTERS TO BE ACTED UPON AT THE MEETING

1. Election of Directors

Under the by-laws of the Corporation, directors of the Corporation are elected annually. Each director will hold office until the next annual meeting or until the successor of such director is duly elected or appointed, unless such office is earlier vacated in accordance with the by-laws. The Board of Directors has determined that the number of directors to be elected at the Meeting is nine (9).

In the absence of a contrary instruction, the person(s) designated by management of the Corporation in the enclosed form of proxy intend to vote FOR the election as directors of the proposed nominees whose names are set forth below, each of whom has been a director since the date indicated below opposite the proposed nominee's name. Management does not contemplate that any of the proposed nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the Common Shares represented by properly executed proxies given in favour of such nominee(s) may be voted by the person(s) designated by management of the Corporation in the enclosed form of proxy, in their discretion, in favour of another nominee.

The following table sets forth information with respect to each person proposed to be nominated for election as a director, including the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction was exercised, by such person as at the date hereof. The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Corporation, has been furnished by the respective proposed nominees individually.

Name and Principal Occupation	Major Positions and Offices with Hanfeng	Director Since	Common Shares Beneficially Owned
Robert J. Beutel Ontario, Canada President, Oakwest Corporation Limited (investment holding company)	Chairman and Director	January 2005	1,003,300[4]
William A. Boycott[3] Alabama, U.S.A. President, Agrium Advanced Technologies division of Agrium Inc. (agricultural nutrients company)	Director	May 2007	–
Brian Hayward[2] Manitoba, Canada President, Aldare Resources (management consultant)	Director	March 2008	–
Lei Li Ontario, Canada Consultant	Director	March 2008	145,274
Andrew K. Mittag[2] Alberta, Canada Senior Vice President, Corporate Development and Strategy, Agrium Inc. (agricultural nutrients company)	Director	May 2007	–

Name and Principal Occupation	Major Positions and Offices with Hanfeng	Director Since	Common Shares Beneficially Owned
David Reburn[3] Ontario, Canada Consultant	Director	June 2003	2,900
David Thomson[2] Ontario, Canada Retired Executive	Director	August 2005	5,000
Joanne Yan[3] British Columbia, Canada President, Joyco Consulting Services Co. (management consulting)	Director	June 2004	30,000
Xinduo Yu Ontario, Canada President and Chief Executive Officer of the Corporation	CEO, President and Director	June 2003	12,000,000

Notes:

(1) During the past five years each of the foregoing directors has been engaged in the principal occupation shown below his or her name, except as follows: prior to July 2006, Mr. Boycott was General Manager for Kenai Nitrogen Operations, and joined Agrium Inc. in June 2003; prior to June 2007, Mr Hayward was the CEO of United Grain Growers Ltd. (agri-business); from December 2003 to October 2007, Ms. Li was executive vice president of Hanfeng; prior to December 2005, Mr. Mittag was President & CFO of Rockland Capital Partners, L.L.C. (private advisory firm); and prior to April 2003 was Vice President, Corporate Strategy & Development at TXU Corp. (electric company); prior to January 2008, Mr. Reburn was Director of Sales, Perfectly Natural Solutions Inc. (natural fertilizer company); Mr. Thomson was formerly President of Great West Life Properties until his retirement in 2004; prior to December 2005, Ms. Yan was Vice President and Corporate Secretary, Golden China Resources Corp. and Vice-President of its predecessor, APAC Minerals Inc., and prior to March 2006 was CFO and Director of Virtual China Travel Services Co. Ltd.; prior to 2003, Mr. Xinduo Yu was the sole director and officer of Dalian Hanfeng Evergreen Turf Technologies Co., Ltd.

(2) Member of Audit Committee.

(3) Member of Compensation Committee.

(4) Mr. Beutel's shares are held by Oakwest Corporation Limited.

Pursuant to the subscription agreement under which it acquired its Common Shares of the Corporation in April 2007, Agrium Inc. is entitled to that number of nominees for directors which is proportional to its percentage shareholding of Common Shares, provided that, whenever Agrium Inc.'s percentage shareholding of Common Shares is greater than: i) 15%, it shall be entitled to not less than two nominees and ii) 5%, it shall be entitled to not less than one nominee. In addition, one nominee director of Agrium Inc. will be a member of each committee of the Board of Directors. Agrium Inc., Xinduo Yu and Oakwest Corporation have agreed that they will vote in favour of Agrium Inc.'s nominees for the Board of Directors as set out in the Corporation's proxy circular from time to time. Mr. Boycott and Mr. Mittag are the nominees of Agrium Inc.

2. Appointment of Auditors

In the absence of a contrary instruction, the person(s) designated by management of the Corporation in the enclosed form of proxy intend to vote FOR the re-appointment of KPMG LLP ("KPMG") as auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed and the authorization of the Board of Directors to fix the remuneration of the auditors.

The resolution appointing the auditors must be approved by a majority of the votes cast by the holders of the Common Shares present or represented by proxy at the Meeting.

The aggregate fees billed in respect of each of the last two fiscal years for professional services rendered by auditors are as follows:

	Fiscal Year Ended December 31, 2007	Fiscal Year Ended December 31, 2006
Audit Fees(1)	$218,000	$180,000
Audit-Related Fees(2)	$164,500	$99,081
Tax Fees(3)	$23,123	$1,992
All Other Fees(4)	-	$10,000

NOTES:

(1) "Audit Fees" consist of fees billed by KPMG for professional services rendered for the audit of the Corporation's annual financial statements and services provided in connection with statutory and regulatory filings or engagements.

(2) "Audit-Related Fees" consist of fees billed by KPMG for assurance and related services that are reasonably related to the performance of the review of the Corporation's financial statements and are not reported as "Audit Fees". These services included due diligence reviews in connection with offerings, research of accounting and audit-related issues, and miscellaneous assurance services.

(3) "Tax Fees" consist of fees billed by KPMG for professional services rendered for tax compliance, tax advice and tax planning. These services included the preparation of tax returns, assistance regarding income, capital, GST, excise and sales tax matters.

(4) "All Other Fees" consist of fees billed by KPMG for products and services other than Audit Fees, Audit-Related Fees and Tax Fees.

No fees were paid to KPMG in the fiscal year ended December 31, 2007 under a *de minimis* exception to the requirement that the Corporation's Audit Committee pre-approve the provision of certain audit-related, tax and other services by its independent auditors.

3. Amendments to the Corporation's By-Laws

In August, 2007, the government of Ontario passed extensive amendments to the *Business Corporations Act* (Ontario) (the "OBCA"), which is the governing statute for the Corporation. The changes also harmonize the Ontario business laws with federal law. In some cases, the changes to the OBCA increased requirements beyond those contemplated by the Corporation's current general by-law, By-Law No. 3. In other cases, the changes to the OBCA mean that By-law No. 3 is inconsistent with the OBCA, although not necessarily in conflict.

Management believes it is appropriate to amend the Corporation's general By-Law No. 3 to update it to reflect the changes to the OBCA.

Since the changes are detailed, rather than propose individual amendments, the Board of Directors have approved replacing the existing By-Law No. 3 with a new By-Law No. 3, as shown in the attached Schedule "B". In each case, the changes in the amended by-law match the corresponding changes in the OBCA.

This amended By-law No. 3 was passed by the Corporation's Board of Directors on March 6, 2008 and accordingly is now in effect, pending confirmation of the amended by-law by the shareholders. In order to pass the resolution confirming the amendment of By-Law No. 3, at least a majority of the votes of the holders of Common Shares present in person are represented by proxy at the Meeting must be voted in favour. The Board of Directors recommends that shareholders vote IN FAVOUR of this resolution. In the absence of a contrary instruction, the person(s) designated by management of the Corporation in the enclosed form of proxy intend to vote FOR the approval of the amendment of By-Law No. 3.

4. Amendment to the Corporation's Stock Option Plan for a Blackout Extension

As a part of the Corporation's corporate governance practices and trading policies, we have certain self-imposed periods, from time to time, where insiders and employees are restricted from trading the Corporation's securities. These restricted trading periods are commonly referred to as "blackout periods". Occasionally, a stock option's term may be such that it would ordinarily expire during a blackout period, when the option holder could not trade the underlying securities. Management is of the view that insiders and employees should not be disadvantaged by not being permitted to exercise their options before they expire during a blackout period. The Toronto Stock Exchange allows issuers to amend their stock option plan to extend the expiration date of options that will expire during or soon after such blackout period for a fixed number of days after a blackout period. This amendment is subject to shareholder approval.

If the option expires during the blackout period, the proposed amendment to the Corporation's stock option Plan will extend the expiry date of the option for ten business days after the end of the last day of the blackout period.

Also, if the option expires within 10 business days after the end of the blackout period, the expiry date will be extended to allow for a total of 10 business days after the blackout period. For example, if the option expires four business days after the blackout period, the option's expiry date will be extended an additional six business days.

The Corporation would like to implement these changes to the Plan to extend the expiration date of options that will expire during or soon after such blackout period for a fixed number of days after a blackout period, and proposes the following resolution to amend the Plan to do so:

"RESOLVED THAT the Corporation's Stock Option Plan dated June 15, 2004 (as amended) is hereby amended to add as new section 5(i) the following:

(i) For the purposes of this section, "Blackout Period" means a period of time during which the Optionee cannot exercise an Option, or sell shares, due to applicable policies of the Corporation in respect of insider trading. Notwithstanding any other provision hereof, if the expiration date of an Option would otherwise occur either (i) during a Blackout Period to which the Optionee is subject, or (ii) in the time period commencing at the end of a Blackout Period to which the Optionee is subject and ending on the tenth business day subsequent to the Blackout Period, the expiration date for an Option shall be extended to the tenth business day following the last day of the Blackout Period."

In order to pass the resolution approving the amendment of the Plan, at least a majority of the votes of the holders of Common Shares present in person or represented by proxy at the Meeting must be voted in favour. The Board of Directors recommends that shareholders vote IN FAVOUR of this resolution. **In the absence of a contrary instruction, the person(s) designated by management of the Corporation in the enclosed form of proxy intend to vote FOR the approval of the amendment of the Plan.**

EXECUTIVE COMPENSATION

All dollar amounts in this Circular are expressed in Canadian dollars unless otherwise indicated.

The following table sets forth information regarding compensation for the fiscal years ended December 31, 2007, December 31, 2006 and December 31, 2005, paid to the named individuals (collectively, the "Named Executive Officers").

Summary Compensation Table

		Annual Compensation		Long Term Compensation Awards
Name and Principal Position	**Year**	**Salary ($)**	**Other Annual Compensation ($)**	**Securities Under Options/ SARs Granted**
Xinduo Yu Chief Executive Officer	2007 2006 2005	395,833 250,000 250,000	- - -	- - -
Haiying Madeline Yu Chief Financial Officer	2007 2006 2005	120,000 120,000 110,000	- - 20,000[(1)]	- 100,000 -

Notes:
(1) Related to cash bonus granted.

Securities Authorized For Issuance Under Equity Compensation Plans as at December 31, 2007

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options (#)	Weighted – Average Exercise Price of Outstanding Options ($/Share)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in the second column) (#)
Equity Compensation Plans Approved by security holders	730,000	$2.76	1,860,000

As at December 31, 2007, the number of Common Shares to be issued upon the exercise of outstanding options granted pursuant to the Stock Option Plan is 730,000 representing 1.2% of the total issued and outstanding Common Shares. As at March 14, 2008, the number of Common Shares remaining available for issuance under the Stock Option Plan is 1,860,000 representing 3.4% of the issued and outstanding Common Shares.

Stock Option Plan

The Corporation's stock option plan (the "Stock Option Plan") was originally adopted by a predecessor company of the Corporation on January 14, 1997. Amendments to the Stock Option Plan to comply with increased regulatory requirements were subsequently approved by the shareholders of the Corporation on June 15, 2004 and May 17, 2007..

The Board of Directors have made 3,500,000 Common Shares available for the purpose of the Stock Option Plan. Any employee, director, officer or consultant of the Corporation is eligible to participate in the Stock Option Plan. The maximum number of Common Shares which may be reserved under the Stock Option Plan for

issuance to any one person, other than an employee providing investor relations activities or a consultant, is 5% of the issued and outstanding Common Shares (on a non-diluted basis). The maximum number of Common Shares which may be reserved under the Stock Option Plan for issuance to any one employee providing investor relations activities or any one consultant is 2% of the issued and outstanding Common Shares (on a non-diluted basis).

The Board of Directors establishes the option price at the time each option is granted, which cannot be less than the closing market value of the common share on the Toronto Stock Exchange ("TSX"), as determined in accordance with the requirements of the TSX. An optionee is entitled to exercise options in full or in part during any year of the term of the option as provided for in the written stock option agreement, until the expiry date, which cannot be longer than 10 years from the date of grant, subject to the terms of the Stock Option Plan.

If an individual, other than an individual retained to provide investor relations activities, ceases to be an eligible participant in the Stock Option Plan for any reason other than retirement, permanent disability or death, each option held by such individual will cease to be exercisable 3 months after the date the individual ceased to be an eligible participant in the Stock Option Plan. If an optionee dies, the legal representative of such individual may exercise such optionee's options within one year after the date of the optionee's death, but only to the extent the options were by their terms exercisable on the date of death. If the employment of an optionee is terminated due to permanent disability or retirement under any Retirement Plan of the Corporation, each option held by such individual will cease to be exercisable 3 months after the date of termination, provided that if the optionee dies within such 3 month period, then the legal representative of such individual may exercise such optionee's options within six months after the date of the optionee's death, but only to the extent the options were by their terms exercisable on the date of death. Options granted pursuant to the Stock Option Plan are otherwise non-transferable and non-assignable.

Subject to regulatory approval, the Board of Directors may from time to time amend or revise the terms of the Stock Option Plan or may discontinue the Stock Option Plan at any time. However, no such amendment, revision or termination shall, in any manner, adversely affect rights granted previously without the consent of the individuals affected by such amendment, revision or termination.

No options were granted to the Named Executive Officers to purchase or acquire Common Shares during the financial year ended December 31, 2007.

Executive Officer Employment Agreements

Mr. Xinduo Yu

The Corporation entered into an employment agreement with Mr. Yu, effective January 1, 2004, under which managerial and operational services will be provided by Mr. Yu in the capacity of Chief Executive Officer to the Corporation. For the period between January 1, 2004 and June 30, 2004, Mr. Yu received a salary amount of $90,000. For the period after June 30, 2004 till May 2007, Mr. Yu's annual salary was $250,000. From June 2007 until the termination of the contract, Mr. Yu will receive an annual salary of $500,000. The Corporation may terminate the contract upon giving six months' written notice of termination, or in lieu of such notice, payment of six months' salary at the rate that would be otherwise applicable during such notice period. The Corporation may also terminate for just cause at any time and without notice or pay in lieu of notice.

Ms. Madeline Yu

The Corporation entered into an employment agreement with Ms. Yu, effective April 1, 2004, under which Ms. Yu acts in the capacity of Chief Financial Officer. The Corporation may terminate the contract with two months' written notice of termination or salary in lieu of such notice. On April 1, 2006, the Corporation awarded a $20,000 cash bonus to Ms. Madeline Yu. In addition, her annual salary was increased to $120,000.

Composition of Compensation Committee

The members of the Compensation Committee during 2007 were Joanne Yan (Chair), David Reburn, David Thomson (until May 17, 2007) and Bill Boycott (since May 17, 2007). All members were independent directors.

Report on Executive Compensation

During the financial year ended December 31, 2007, the Corporation's executive compensation program was intended to be consistent with the Corporation's business plans, strategies and goals while taking into account various factors and criteria including competitive factors and the Corporation's performance.

The Corporation's executive compensation program is intended to provide an appropriate overall compensation package that permits the Corporation to attract and retain highly qualified and experienced senior executives and to encourage superior performance by the Corporation. The Corporation's compensation policies were intended to motivate individuals to achieve and to award compensation based on corporate and individual results. The compensation for the Corporation's Chief Executive Officer was established and paid based on a relatively equal weighting of each of these considerations. Compensation for the Named Executive Officers was intended to reflect a fair evaluation of overall performance and was intended to be competitive in aggregate with levels of compensation of comparable corporations.

The Corporation generally strives to use long term incentives, such as the grant of stock options, as performance incentives for executive management and to provide the opportunity for overall compensation of employees, including executives, to be above industry average levels as well as to increase the mutuality of interests between employees, executive management and shareholders. Executive officers and directors are eligible to be granted stock options under the Corporation's Stock Option Plan. The Stock Option Plan is intended to provide long term rewards linked directly to the market value of the Common Shares. The Corporation's Board of Directors is of the view that the Stock Option Plan is in the best interests of the Corporation and will assist the Corporation to attract, motivate and retain talented and capable Board members and executive management.

During 2007, the Compensation Committee retained an independent consultant, Towers Perrin, to review the market competitiveness of compensation for the Corporation's Chief Executive Officer, Chief Financial Officer and Executive Vice President. Towers Perrin's review covered the major elements of compensation, salary, target bonus, target total cash, expected value of long-term incentives and total direct compensation. The consultant compared the Corporation's executive compensation with other corporations similar to the Corporation's size. Based upon the Corporation's size, organization structure and growth focus, the consultant recommended that it was appropriate for the Corporation to use the market median as a standard for setting compensation. According to Towers Perrin, the Corporation's overall compensation levels for its senior executives were below the market median, and in particular, the Chief Executive Officer's total direct compensation was well below the market median.

Following consideration of the report from Towers Perrin, the Compensation Committee approved an increase in the cash salary for the Chief Executive Officer to $500,000 per annum effective June 1, 2007. Given Mr. Yu's shareholdings in the Corporation, the Compensation Committee determined that no stock options would be granted to him at this time.

Based upon the Towers Perrin report, the Compensation Committee determined not to make a change in the compensation for the Chief Financial Officer or Executive Vice President for 2007 and would take the report into future consideration.

Performance Graph

The following graph and chart assume that $100 was invested over a five-year period commencing on the last day of December, 2001 and compare the yearly percentage change in the cumulative total shareholder return over those five years on the Corporation's Common Shares with the cumulative total returns of the S&P/TSX Composite Total Return Index (formerly the TSE 300 Stock Index), assuming in each case reinvestment of dividends at 100% of the market price on a quarterly basis. Prior to September 2004, the returns reflect the trading of the Common Shares of the Corporation on the TSX Venture Exchange, and prior to June 2003, the returns reflect the trading of the common shares of the Corporation's predecessor company, McVicar Minerals Ltd. (giving effect to the amalgamation ratio of 0.5054922 Corporation Common Share for 1 predecessor common share).


Cumulative Total Shareholder Return December 31, 2002
through December 31, 2007
15000
12500
10000
7500
5000
2500
0
2002
2003
2004
2005
2006
2007
Hanfeng Evergreen Inc.
S&P/TSX Composite Total Return index

As at December 31	2002	2003	2004	2005	2006	2007
Hanfeng Evergreen Inc.	100	3186	2863	2634	4404	15201
S&P/TSX Composite Total Return Index	100	126	144	178	209	229

Compensation of Directors

In 2007, directors received the cash compensation (with annual amounts pro rated based on the applicable rate) set forth below.

Nature of Fee	Rates ($)
Director Annual Retainer	$12,000
Board of Directors Meeting Fee – Attended in Person[1]	$1,200
Board of Directors Meeting Fee – Attended by Phone[1]	$750
Chairman of the Board Additional Annual Retainer	$5,000
Audit Committee Chair Additional Annual Retainer	$4,000
Compensation Committee Chair Additional Annual Retainer	$2,000

Note:
(1) Total meeting fees per director shall not exceed $6,000 per year, subject to special meetings from time to time designated as agreed between the Chairman and the Chief Executive Officer.

In addition, directors are required to own a minimum of 2,000 Common Shares. Such Common Shares must be acquired within three years of a director's appointment. This requirement is waived for the director nominees of Agrium Inc. (currently Bill Boycott and Andrew Mittag). Those same director nominees of Agrium Inc. have waived any right to receive stock options and directors' meeting fees (other than reimbursement for expenses).

Directors' and Officers' Liability Insurance

The Corporation maintains liability insurance for its directors and officers acting in their respective capacities. The annual premium paid for this insurance coverage during fiscal 2007 was $38,491. The coverage has an aggregate liability limit of $10,000,000.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Canadian Securities Administrators have established National Policy 58-201 – *Corporate Governance Guidelines* (the "National Policy"), which sets out a series of guidelines for effective corporate governance (the "Guidelines"). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. National Instrument 58-101 – *Disclosure of Corporate Governance Practices* (the "National Instrument") requires the disclosure by each public corporation of its approach to corporate governance with reference to the Guidelines, as it is recognized that the unique characteristics of individual corporations will result in varying degrees of compliance.

Set out below is a description of the Corporation's approach to corporate governance in relation to the Guidelines.

Mandate of the Board of Directors

The Board of Directors is responsible for the overall stewardship of the Corporation. The Board's goals are to build long-term value for the Corporation's shareholders, to create a culture of integrity and to assure the vitality of the Corporation for its customers, employees and the other individuals and organizations who depend on the Corporation. The Board discharges this responsibility directly and through delegation of specific responsibilities to committees of the Board, the Chair, and officers of the Corporation, all as more particularly described in the Board Mandate adopted by the Board of Directors, which is set out as in Schedule A.

Composition of the Board of Directors

The National Instrument defines an "independent director" as a director who has no direct or indirect material relationship with the Corporation. A "material relationship" is in turn defined as a relationship which could, in the view of the Board of Directors, be reasonably expected to interfere with such member's independent judgment. In determining whether a particular director is an "independent director" or a "non-independent director", the Board of Directors considers the factual circumstances of each director in the context of the Guidelines.

During the financial year ended December 31, 2007, the Corporation's Board of Directors was composed of between seven and nine directors, all but two of whom were, in the opinion of the Board of Directors, independent directors. Mr. Xinduo Yu and Mr. Kim Oishi were non-independent directors by virtue of their management or former management position with the Corporation.

In addition to its general oversight responsibilities, significant transactions out of the ordinary course of the Corporation's business or which may be material to the Corporation are considered and approved by the Board of Directors. The Board of Directors generally has six regularly scheduled meetings in each financial year. Additional meetings may be held depending upon opportunities or issues to be dealt with by the Corporation from time to time.

The information presented below reflects the Board and Board Committee meetings since January 1, 2007 up to March 14, 2008 and attendance of the directors during such time. The Board of Directors approved certain additional matters by written resolution.

Summary of Board and Committee Meetings Held

Meeting	Number of meetings held
Board of Directors	10
- Audit Committee	5
- Compensation Committee	2

Summary of Attendance of Directors

Director	Total Board meetings attended	Total Committee meetings attended
Robert Beutel	10 of 10	N/A
William Boycott	7 of 7	1 of 1
Andrew Mittag	7 of 7	3 of 3
Kim Oishi	9 of 10	N/A
David Reburn	10 of 10	5 of 5
David Thomson	10 of 10	7 of 7
Graham Warren	10 of 10	5 of 5
Joanne Yan	10 of 10	2 of 2
Xinduo Yu	8 of 10	N/A

Currently, the directors listed below serve as a director (or equivalent) of the other reporting issuers listed beside their name:

Director	Reporting Issuer
Robert Beutel	Accord Financial Corporation Strongco Income Fund (trustee)
David Thomson	Morguard Corporation
Joanne Yan	Virtual China Travel Services Co., Ltd Hanwei Energy Services Corp. Zongshen Pem Power Systems Inc. New Pacific Metals Corp. Red Dragon Resources Corp. JYW Capital Corp. China Drill Corp.
Xinduo Yu	Hanwei Energy Services Corp.

Brian Hayward	Glacier Ventures International Corp. Ridley Inc.

Board of Directors' Independence

The Board of Directors believes that it operates independently of management. While Mr. Xinduo Yu was Chairman and CEO up to March 28, 2006, the Board had a lead independent director. On May 5, 2005, Robert Beutel was appointed as Lead Independent Director of the Board, by a vote of the independent directors. On March 28, 2006, Mr. Beutel was appointed as the independent Chairman of the Board.

The independent directors routinely hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. Since January 1, 2007 up to March 14, 2008 the independent directors have held five such meetings. Individual directors may engage outside advisors at the expense of the Corporation upon approval by the Board of Directors in appropriate circumstances.

Committees of the Board of Directors

As set out in the Board Mandate, the Board of Directors has established two committees to assist with its responsibilities: the Audit Committee and the Compensation Committee. Each of these has a charter defining its responsibilities. Each of the Corporation's Board of Directors committees is composed entirely of independent directors.

The Audit Committee is composed solely of independent directors. The Audit Committee is responsible for reviewing the Corporation's annual financial statements and its internal controls, including overseeing management reporting on internal controls, and management information systems, as well as reviewing the audit reports and recommendations of the Corporation's independent auditors and reporting to the Board of Directors thereon. The Audit Committee has direct communications with management and with the external auditors to discuss and review specific issues. The Charter and composition of the Audit Committee are disclosed in the section entitled "*Audit Committee*" in the Corporation's Annual Information Form.

The Compensation Committee of the Board of Directors is composed of three independent directors.

The Board of Directors has not yet developed position descriptions for the Chair of the Board and for the Chair of each committee of the Board of Directors, or the Chief Executive Officer. The Chief Executive Officer's objectives are discussed with the Board from time to time. These objectives include the general mandate to manage the Corporation and to maximize shareholder value.

The Compensation Committee is mandated to conduct an annual performance review of the Chief Executive Officer based on the performance of the business, achievement of the Corporation's financial and strategic objectives and development of management.

The Compensation Committee is responsible for an annual self-assessment of the Board's performance as well as the performance of each committee of the Board. The assessment includes a review of any areas in which the Board or management believes the Board can make a better contribution to the Corporation. The Compensation Committee will utilize the results of this self-evaluation process in assessing and determining the characteristics and critical skills required of prospective candidates for election to the Board and making recommendations to the Board with respect to assignments of Board members to various committees.

The Compensation Committee is responsible for identifying, screening and recommending candidates to the Board for Board membership. New members of the Corporation's Board of Directors elected to the Board receive appropriate Corporation orientation through executive briefings and site visits, which include visits to the Corporation's operations in China. The Corporation encourages each director to participate in continuing educational programs in order to maintain the necessary level of expertise to perform his or her responsibilities as a director.

Decisions Requiring Prior Board of Directors Approval

In addition to those matters which by law are required to be approved by the Board of Directors, prior approval of the Board of Directors is required for any action that is outside of the ordinary course of business or which involves a significant dollar amount or material impact on the Corporation.

The Board has not yet adopted a written code of ethics for the Corporation's directors, officers and employees.

In order to ensure independent judgment in considering potential transactions in which a director, officer or insider has a material interest, the Board, with the exception of any such interested director, reviews any issues related to business ethics or potential conflict of interest between the Corporation and any parties related to directors or officers of the Corporation, and determines the appropriate course of action.

The Corporation has adopted a Disclosure Policy to ensure that communications to the public are timely, factual, accurate and broadly disseminated in accordance with applicable securities laws.

Size and Compensation of the Board of Directors

The Board of Directors is proposed to consist of nine members, a majority of which are independent directors. The Board of Directors considers that its current size is appropriate for effective decision making by the Board of Directors at the Corporation's current stage of development. The Board of Directors and its Compensation Committee reviews director compensation from time to time. The Board of Directors considers that current director compensation realistically reflects the responsibilities and risks involved in being an effective director.

Shareholder Communication

The Corporation communicates regularly with shareholders and others interested in the Corporation through periodic press releases announcing business developments, the release of quarterly and annual financial results, continuous disclosure materials under applicable securities laws, an active investor relations program, and responding to specific inquiries.

Board of Directors' Expectations of Management

Management is expected to provide periodic reports to the Board of Directors, and to advise the Board of Directors of significant or material developments occurring between periodic reports in a timely manner. It is the Board of Directors' expectation that members of management will carry out their duties and discharge their responsibilities with professionalism and integrity, with a view to achieving the Corporation's objectives and enhancing shareholder value.

ADDITIONAL INFORMATION

A copy of this Circular has been sent to each director of the Corporation, to the applicable regulatory authorities, to each shareholder entitled to notice of the meeting and to the auditors of the Corporation. Upon request to the Corporation, as described under "Shareholder Communication", the Corporation will send to the person or company making such request, at a nominal charge, and in the case of a shareholder, without charge, a copy of:

1. the Corporation's current Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference therein;

2. the most recently filed comparative consolidated financial statements of the Corporation, together with the management's discussion and analysis of such financial results and the auditor's report thereon, and any interim financial statements of the Corporation that have been filed for any period after the end of its most recently completed financial year; and

3. this Circular.

Financial information for the Corporation's most recently completed financial year, being December 31, 2007, is provided in the Corporation's audited comparative consolidated financial statements for the year ended December 31, 2007, and management's discussion and analysis of such financial results.

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com.

DIRECTORS' APPROVAL

The contents and the sending of this Management Information Circular have been approved by the Board of Directors of the Corporation.

Dated as of March 25, 2008

SCHEDULE A

Hanfeng Evergreen Inc.

Board of Directors Mandate

The following mandate has been adopted by the Board of Directors (the "Board") of Hanfeng Evergreen Inc. (the "Corporation") to assist the Board in the exercise of its responsibilities. This mandate reflects the Board's commitment to designing corporate governance principles and guidelines to monitor the effectiveness of policy and decision making both at the Board and management level, with a view to enhancing long-term shareholder value. This mandate is subject to modification from time to time by the Board.

THE BOARD

Role of Directors

The business and affairs of the Corporation shall be managed by or under the direction of the Board. The Board has responsibility for the stewardship of the company.

The Board's Goals

The Board's goals are to build long-term value for the Corporation's shareholders, to create a culture of integrity and to assure the vitality of the Corporation for its customers, employees and the other individuals and organizations who depend on the Corporation.

To achieve these goals the Board will monitor both the performance of the Corporation (in relation to its goals, strategy, conduct and competitors) and the performance of the Chief Executive Officer and other senior management, and offer constructive advice and feedback.

Size of the Board

The Board believes that it should generally have no fewer than six and no more than ten directors. This range permits diversity of experience without hindering effective discussion or diminishing individual accountability. The size of the Board could, however, be increased or decreased if determined to be appropriate by the Board. For example, it may be desirable to increase the size of the Board in order to accommodate the availability of an outstanding candidate for director.

Selection of New Directors

The Board shall be responsible for nominating members for election to the Board and for filling vacancies on the Board that may occur between annual meetings of stockholders. The Compensation Committee is responsible for identifying, screening and recommending candidates to the Board for Board membership. When formulating its Board membership recommendations, the Compensation Committee shall also consider advice and recommendations from others as it deems appropriate.

Board Membership Criteria

Nominees for director shall be selected on the basis of, among other things, experience, knowledge, skills, expertise, integrity, ability to make independent analytical inquiries, understanding of the Corporation's business environment and willingness to devote adequate time and effort to Board responsibilities.

The Compensation Committee shall be responsible for assessing the appropriate balance of criteria required of Board members.

Other Public Company Directorships

The Corporation does not have a policy limiting the number of other public company boards of directors upon which a director may sit. However, the Compensation Committee shall consider the number of other public company boards and other boards (or comparable governing bodies) on which a prospective nominee is a member.

Independence of the Board

The Board shall be comprised of a majority of directors who qualify as independent directors ("Independent Directors") under the criteria of section 1.4 of Multilateral Instrument 52-110 ("Rule 52-110).

The Board shall review annually the relationships that each director has with the Corporation (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation). Following such annual review, only those directors who the Board affirmatively determines have no direct or indirect material relationship with the company which could, in the view of the board, be reasonably expected to interfere with the exercise of a member's independent judgment will be considered Independent Directors, subject to additional qualifications prescribed under the standards of any applicable exchange or under applicable law. The Board may adopt and disclose categorical standards to assist it in determining director independence.

Directors Who Change Their Present Job Responsibility

The Board does not believe that directors who retire or change the position they held when they became a member of the Board should necessarily be obligated to leave the Board. Promptly following such event, the director must notify the Compensation Committee, which shall review the continued appropriateness of the affected director remaining on the Board under the circumstances. The affected director is expected to act in accordance with the Compensation Committee's recommendation following such review.

Board Compensation

A director who is also an officer of the Corporation shall not receive additional compensation for such service as a director.

The Compensation Committee will periodically review the level and form of the Corporation's director compensation, including how such compensation relates to director compensation of companies of comparable size, industry and complexity.

Director's fees (including any additional amounts paid to chairs of committees and to members of committees of the Board) are the only form of compensatory fee a member of the Audit Committee may receive from the Corporation.

Strategic Direction of the Corporation

The Board is responsible for adopting a strategic planning process. It is management's job to formalize, propose and implement strategic choices and the Board's role to approve strategic direction and evaluate strategic results. At least annually, the Board shall consider a strategic plan presented by management which takes into account, among other things, the opportunities and risks of the business. As a practical matter, the Board and management will be better able to carry out their respective strategic responsibilities if there is an ongoing dialogue among the Chief Executive Officer, other members of top management and other Board members. To facilitate such discussions, members of senior management who are not directors may be invited to participate in Board meetings when appropriate.

Risk Identification

The Board or its designated committees shall regularly discuss with management the process for the identification of the principal risks of the Corporation's business, and shall oversee the implementation of appropriate systems, including internal control and management information systems, to manage those identified risks.

Board Access to Management

Board members shall have access to the Corporation's management and, as appropriate, to the Corporation's outside advisors. Board members shall coordinate such access through the Chief Executive Officer and Board members will use judgment to assure that this access is not distracting to the business operation of the Corporation.

Attendance at Meetings

A director is expected to spend the time and effort necessary to properly discharge such director's responsibilities. Accordingly, a director is expected to regularly attend meetings of the Board and committees on which such director sits, and to review prior to meetings material distributed in advance for such meetings. A director who is unable to attend a meeting (which it is understood will occur on occasion) is expected to notify the Chairman of the Board or the Chairperson of the appropriate committee in advance of such meeting.

Frequency of Meetings

There shall be at least four regularly scheduled meetings of the Board each year. At least one regularly scheduled meeting of the Board shall be held in each quarter.

Attendance of Management Personnel at Board Meetings

The Board encourages the Chief Executive Officer to bring members of executive management from time to time into Board meetings to (i) provide management insight into items being discussed by the Board which involve the executive; (ii) make presentations to the Board on matters which involve the executive; and (iii) bring executives with significant potential into contact with the Board. Attendance of such management personnel at Board meetings is at the discretion of the Board. Should the Chief Executive Officer desire to add additional members of management as attendees on a regular basis, this should be suggested to the Board for its concurrence.

Separate Sessions of Non-Management Directors

The non-management directors of the Corporation shall meet regularly in executive session without management present.

Board Materials Distributed in Advance

Information and materials that are important to the Board's understanding of the agenda items and other topics to be considered at a Board meeting should, to the extent practicable, be distributed sufficiently in advance of the meeting to permit prior review by the directors. In the event of a pressing need for the Board to meet on short notice or if such materials would otherwise contain highly confidential or sensitive information, it is recognized that written materials may not be available in advance of the meeting.

Self-Evaluation by the Board

The Compensation Committee will sponsor an annual self-assessment of the Board's performance as well as the performance of each committee of the Board, the results of which will be discussed with the full Board and each committee. The assessment should include a review of any areas in which the Board or management believes the Board can make a better contribution to the Corporation. The Compensation Committee will utilize the results of this self-evaluation process in assessing and determining the characteristics and critical skills required of prospective candidates for election to the Board and making recommendations to the Board with respect to assignments of Board members to various committees.

Board Orientation and Continuing Education

The Corporation shall provide new directors with director orientation to familiarize such directors with, among other things, the Corporation's business, strategic plans, significant financial, accounting and risk management issues, compliance programs, principal officers, and independent auditors. The Corporation encourages each director to

participate in continuing educational programs in order to maintain the necessary level of expertise to perform his or her responsibilities as a director.

BOARD COMMITTEES

Number and Names of Board Committees

The Corporation shall have two standing committees: Audit and Compensation. The purpose and responsibilities for the Audit and Compensation committees shall be outlined in committee charters adopted by the Board. The Board may, from time to time, form a new committee or disband a current committee (other than the Audit Committee) depending on circumstances. In addition, the Board may determine to form temporary committees from time to time, and determine the composition and areas of competence of such committees.

Independence of Board Committees

Each of the Audit Committee and the Compensation Committee shall be composed entirely of Independent Directors satisfying Rule 52-110 (in the case of the Audit Committee, including both sections 1.4 and 1.5 thereof) and all other applicable legal, regulatory and stock exchange requirements necessary for an assignment to any such committee.

Assignment and Rotation of Committee Members

The Compensation Committee shall be responsible, after consultation with the Chairman of the Board and the Chief Executive Officer, for making recommendations to the Board with respect to the assignment of Board members to various committees. After reviewing the Compensation Committee's recommendations, the Board shall be responsible for appointing the members to the committees on an annual basis.

The Compensation Committee shall annually review the Committee assignments and shall consider such assignments with a view toward balancing the benefits derived from continuity against the benefits derived from the diversity of experience and viewpoints of the various directors.

LEADERSHIP DEVELOPMENT

Selection of the Chief Executive Officer

The Board shall be responsible for identifying potential candidates for, and selecting, the Corporation's Chief Executive Officer. In doing so, the Board shall consider, among other things, a candidate's experience, understanding of the Corporation's business environment, leadership qualities, knowledge, skills, expertise, integrity, and reputation in the business community. When it is appropriate or necessary, it is the Board's responsibility to remove the Chief Executive Officer and to select a successor.

Evaluation of Chief Executive Officer

The Compensation Committee will conduct an annual performance review of the Chief Executive Officer based on the performance of the business, achievement of the Corporation's financial and strategic objectives, development of management, and as further set forth in its charter.

Succession Planning

The Board is responsible for developing a succession plan for the Chief Executive Officer, and to discuss with the Chief Executive Officer succession plans for other senior management, and will review the plan each year.

SCHEDULE "B"

BY-LAW NO. 3

A by-law relating generally to the
transaction of the business and
affairs of

HANFENG EVERGREEN INC.

Contents

One	-	Interpretation
Two	-	Business of the Corporation
Three	-	Borrowing and Security
Four	-	Directors
Five	-	Committees
Six	-	Officers
Seven	-	Protection of Directors, Officers and Others
Eight	-	Shares
Nine	-	Dividends and Rights
Ten	-	Meetings of Shareholders
Eleven	-	Notices
Twelve	-	Effective Date and Repeal

BE IT ENACTED as a by-law of the Corporation as follows:

SECTION ONE

INTERPRETATION

1.01 Definitions. - In the by-laws of the Corporation, unless the context otherwise requires:

"Act" means the *Business Corporations Act* (Ontario), or any statute that may be substituted therefor, as from time to time amended;

"appoint" includes "elect" and vice versa;

"articles" means the articles on which is endorsed the certificate of amalgamation of the Corporation as from time to time amended or restated;

"board" means the board of directors of the Corporation and "director" means a member of the board;

"by-laws" means this by-law and all other by-laws of the Corporation from time to time in force and effect;

"Corporation" means the corporation amalgamated under the Act by the said certificate endorsed on the articles and named "Hanfeng Evergreen Inc.";

"meeting of shareholders" includes an annual meeting of shareholders and a special meeting of shareholders; and "special meeting of shareholders" includes a meeting of any class or classes of shareholders and a special meeting of all shareholders entitled to vote at an annual meeting of shareholders; and

"recorded address" has the meaning set forth in section 11.08.

Save as aforesaid, words and expressions defined in the Act, including "resident Canadian", have the same meanings when used herein. Words importing the singular number include the plural and vice versa; and words importing a person include an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural person in his capacity as trustee, executor, administrator, or other legal representative.

SECTION TWO

BUSINESS OF THE CORPORATION

2.01 Registered Office. - The registered office of the Corporation shall be in the municipality or geographic township within Ontario initially specified in its articles and thereafter as the shareholders may from time to time determine by special resolution and at such location therein as the board may from time to time determine.

2.02 Corporate Seal. - The Corporation may, but need not have, a corporate seal and if one is adopted it shall be in a form approved from time to time by the board.

2.03 Financial Year. - Until changed by the board, the financial year of the Corporation shall end on the last day of December in each year.

2.04 Execution of Instruments. - Deeds, transfers, assignments, contracts, obligations, certificates and other instruments may be signed on behalf of the Corporation by two persons, one of whom holds the office of chair of the board, managing director, president, vice-president or is a director and the other of whom is a director or holds one of the said offices or the office of secretary, treasurer, assistant secretary or assistant treasurer or any other office created by by-law or by the board. In addition, the board or the said two persons may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be signed. Any signing officer may affix the corporate seal to any instrument requiring the same.

2.05 Banking Arrangements. - The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time prescribe.

2.06 Voting Rights in Other Bodies Corporate. - The signing officers of the Corporation under section 2.04 may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments shall be in favour of such persons as may be determined by the officers executing or arranging for the same. In addition, the board may from time to time direct the manner in which and the persons by whom any particular voting rights or class of voting rights may or shall be exercised.

2.07 Divisions. - The board may cause the business and operations of the Corporation or any part thereof to be divided into one or more divisions upon such basis, including without limitation types of business or operations, geographical territories, product lines or goods or services, as may be considered appropriate in each case. In connection with any such division the board or, subject to any direction by the board, the chief executive officer may authorize from time to time, upon such basis as may be considered appropriate in each case:

(a) Subdivision and Consolidation - the further division of the business and operations of any such division into sub-units and the consolidation of the business and operations of any such divisions and sub-units;

(b) Name - the designation of any such division or sub-unit by, and the carrying on of the business and operations of any such division or sub-unit under, a name other than the name of the Corporation; provided that the Corporation shall set out its name in legible characters in all places required by law; and

(c) Officers - the appointment of officers for any such division or sub-unit, the determination of their powers and duties, and the removal of any of such officers so appointed, provided that any such officers shall not, as such, be officers of the Corporation.

SECTION THREE

BORROWING AND SECURITY

3.01 Borrowing Power. - Without limiting the borrowing powers of the Corporation as set forth in the Act, but subject to the articles, the board may from time to time on behalf of the Corporation, without authorization of the shareholders:

(a) borrow money upon the credit of the Corporation;

(b) issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantee of the Corporation, whether secured or unsecured;

(c) give a guarantee on behalf of the Corporation to secure performance of any obligation of any person; and

(d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, property of the Corporation including book debts, rights, powers, franchises and undertakings, to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or obligation of the Corporation.

Nothing in this section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

3.02 Delegation. - Unless the articles of the Corporation otherwise provide, the board may from time to time delegate to a director, a committee of the board, or an officer of the Corporation any or all of the powers conferred on the board by section 3.01 to such extent and in such manner as the board may determine at the time of such delegation.

SECTION FOUR

DIRECTORS

4.01 Number of Directors. - Until changed in accordance with the Act, the board shall consist of not fewer than the minimum number and not more than the maximum number of directors provided in the articles.

4.02 Qualification. - No person shall be qualified for election as a director if such person is less than 18 years of age, has been found under the *Substituted Decision Act* (Ontario) or under the *Mental Health Act* (Ontario) to be incapable of managing property or who has been found to be incapable by a court in Canada or elsewhere, is not an individual, or has the status of a bankrupt. A director need not be a shareholder. No election of a person as a director shall be effective unless the person consents in writing on or within ten days after the date of the election. Subject to the Act, at least 25 percent of the directors shall be resident Canadians, or if the number of directors is fewer than four, at least one director shall be a resident Canadian.

4.03 Election and Term. - Each director named in the articles shall hold office from the date of incorporation until the first meeting of shareholders. The election of directors shall take place at each annual meeting of shareholders and all the directors then in office shall retire but, if qualified, shall be eligible for re-election. Subject to the Act, the number of directors to be elected at any such meeting shall be the number of directors determined from time to time by special resolution or, if the special resolution empowers the directors to determine the number, by resolution of the board. Where the shareholders adopt an amendment to the articles to increase the number or maximum number of directors, the shareholders may, at the meeting at which they adopt the amendment, elect the additional number of directors authorized by the amendment to take office from the effective date of the endorsement of the articles of amendment with respect thereto. The election shall be by resolution. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.

4.04 Removal of Directors. - Subject to the Act, the shareholders may by ordinary resolution passed at an annual or special meeting of shareholders remove any director from office and the vacancy created by such removal may be filled at the same meeting, failing which it may be filled by the board.

4.05 Vacation of Office. - A director ceases to hold office on death, on removal from office by the shareholders, on ceasing to be qualified for election as a director, on receipt of a written resignation by the Corporation, or, if a time is specified in such resignation, at the time so specified, whichever is later. Until the first meeting of shareholders, the resignation of a director named in the articles shall not be effective unless at the time the resignation is to become effective a successor has been elected.

4.06 Vacancies. - Subject to the Act, a quorum of the board may appoint a qualified individual to fill a vacancy in the board.

4.07 Action by the Board. - The board shall manage or supervise the management of the business and affairs of the Corporation. The powers of the board may be exercised at a meeting (subject to section 4.08) at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board. Where there is a vacancy in the board, the remaining directors may exercise all the powers of the board so long as a quorum remains in office.

4.08 Meeting by Telephone. - If all the directors of the Corporation consent thereto generally or in respect of a particular meeting, a director may participate in a meeting of the board or of a committee of the board by means of such telephone, electronic or other communications facilities as permit all persons participating in the meeting to communicate with each other, simultaneously and instantaneously, and a director participating in such a meeting by such means is deemed to be present at the meeting. Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board and of committees of the board.

4.09 Place of Meetings. - Meetings of the board may be held at any place within or outside Ontario and in any financial year of the Corporation a majority of the meetings need not be held in Canada.

4.10 Calling of Meetings. - Meetings of the board shall be held from time to time at such time and at such place as the board, the chair of the board, the managing director, the president or any two directors may determine.

4.11 Notice of Meeting. - Notice of the time and place of each meeting of the board shall be given in the manner provided in Section Eleven to each director not less than 48 hours before the time when the meeting is to be held. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business or the general nature thereof to be specified.

4.12 First Meeting of New Board. - Provided a quorum of directors is present, each newly elected board may without notice hold its first meeting immediately following the meeting of shareholders at which such board is elected.

4.13 Adjourned Meeting. - Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting.

4.14 Regular Meetings. - The board may appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purposes thereof or the business to be transacted thereat to be specified.

4.15 Chair. - The chair of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: chair of the board, managing director or president. If no such officer is present, the directors present shall choose one of their number to be chair.

4.16 Quorum. - Subject to section 4.18, the quorum for the transaction of business at any meeting of the board shall be two-fifths of the number of directors or minimum number of directors, as the case may be, or such greater number of directors as the board may from time to time determine. If the Corporation has fewer than three directors, all the directors shall be present to constitute a quorum.

4.17 Votes to Govern. - At all meetings of the board every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes the chair of the meeting shall not be entitled to a second or casting vote.

4.18 Conflict of Interest. - A director who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with the Corporation shall disclose to the Corporation the nature and extent of that interest at the time and in the manner provided by the Act. Such a director shall not attend any part of a meeting of directors during which the contract or transaction is discussed and shall not vote on any resolution to approve the same except as provided by the Act. If no quorum exists for the purpose of voting on such resolution only because a director is not permitted to be present at the meeting, the remaining directors shall be deemed to constitute a quorum for the purposes of voting on the resolution. Where all of the directors are required to make a disclosure under this section, the contract or transaction may only be approved by the shareholders.

4.19 Remuneration and Expenses. - The directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

SECTION FIVE

COMMITTEES

5.01 Committees of the Board. - The board may appoint from their number one or more committees of the board, however designated, and delegate to any such committee any of the powers of the board except those which pertain to items which, under the Act, a committee of the board has no authority to exercise.

5.02 Transaction of Business. - The powers of a committee of the board may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place in or outside Ontario.

5.03 Audit Committee. - The board shall select annually from among their number an audit committee to be composed of not fewer than 3 directors of whom a majority shall not be officers or employees of the Corporation or any of its affiliates. The audit committee shall have the powers and duties provided in the Act.

5.04 Advisory Bodies. - The board may from time to time appoint such advisory bodies as it may deem advisable.

5.05 Procedure. - Unless otherwise determined by the board, each committee and advisory body shall have power to fix its quorum at not less than a majority of its members, to elect its chair and to regulate its procedure.

SECTION SIX

OFFICERS

6.01 Appointment. - The board may from time to time appoint a president, one or more vice-presidents (to which title may be added words indicating seniority or function), a secretary, a treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. One person may hold more than one office. The board may specify the duties of and, in accordance with this by-law and subject to the Act, delegate to such officers powers to manage the business and affairs of the Corporation. Subject to sections 6.02 and 6.03, an officer may but need not be a director.

6.02 Chair of the Board. - The board may from time to time also appoint a chair of the board who shall be a director. If appointed, the board may assign to the Chair any of the powers and duties that are by any provisions of this by-law assigned to the managing director or to the president. The Chair shall have such other powers and duties as the board may specify.

6.03 Managing Director. - The board may from time to time also appoint from its number a managing director. If appointed, the managing director shall be the chief executive officer and, subject to the authority of the board, shall have general supervision of the business and affairs of the Corporation and such other powers and duties as the board may specify. During the absence or disability of the president, or if no president has been appointed, the managing director shall also have the powers and duties of that office.

6.04 President. - The president shall be the chief operating officer and, subject to the authority of the board, shall have general supervision of the business of the Corporation and such other powers and duties as the board may specify. During the absence or disability of the managing director, or if no managing director has been appointed, the president shall also have the powers and duties of that office.

6.05 Secretary. - Unless otherwise determined by the board, the secretary shall be the secretary of all meetings of the board, shareholders and committees of the board that the secretary attends. The secretary shall enter or cause to be entered in records kept for that purpose minutes of all proceedings at meetings of the board, shareholders and committees of the board, whether or not in attendance at such meetings. The secretary shall give or cause to be given, as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the board. The secretary shall be the custodian of the stamp or mechanical device generally used for affixing the

corporate seal of the Corporation and of all books, records and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose, and have such other powers and duties as otherwise may be specified.

6.06 Treasurer. - The treasurer shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation. The treasurer shall render to the board whenever required an account of all transactions as treasurer and of the financial position of the Corporation and shall have such other powers and duties as otherwise may be specified.

6.07 Powers and Duties of Officers. - The powers and duties of all officers shall be such as the terms of their engagement call for or as the board or (except for those whose powers and duties are to be specified only by the board) the chief executive officer may specify. The board and (except as aforesaid) the chief executive officer may, from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer otherwise directs.

6.08 Term of Office. - The board, in its discretion, may remove any officer of the Corporation. Otherwise each officer appointed by the board shall hold office until his successor is appointed or until the officer resigns.

6.09 Agents and Attorneys. - The Corporation, by or under the authority of the board, shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers (including the power to subdelegate) of management, administration or otherwise as may be thought fit.

6.10 Conflict of Interest. - An officer shall disclose any interest in a material contract or transaction or proposed material contract or transaction with the Corporation in accordance with section 4.18.

SECTION SEVEN

PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

7.01 Limitation of Liability. - All directors and officers of the Corporation in exercising their powers and discharging their duties to the Corporation shall act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Subject to the foregoing, no director or officer shall be liable for the acts, omissions, failures, neglects or defaults of any other director, officer or employee, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the moneys, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgment or oversight on the part of such director or officer, or for any other loss, damage or misfortune which shall happen in the execution of the duties of office or in relation thereto; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act and the regulations thereunder or from liability for any breach thereof.

7.02 Indemnity.

(1) Subject to the Act and to section 7.02(2), the Corporation shall:

(a) indemnify any individual who is or was a director or officer of the Corporation and any individual who acts or acted at the Corporation's request as a director or officer (or any individual acting in a similar capacity) of another entity, against all costs, charges and expenses, including, without limitation, an amount paid to settle an action or satisfy a judgment, reasonably incurred by any such individual in respect of any civil, criminal, administrative, investigative or other proceeding in which such individual is involved because of that association with the Corporation or other entity; and

(b) advance moneys to a director, officer or other individual for the costs, charges, and expenses of a proceeding referred to in section 7.02(1)(a). The individual shall repay the moneys if such individual does not fulfil the conditions of section 7.02(2).

(2) The Corporation shall not indemnify an individual under section 7.02(1) unless such individual:

(a) acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which such individual acted as a director or officer (or in a similar capacity) at the Corporation's request; and

(b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that such individual's conduct was lawful.

(3) The Corporation shall also indemnify any individuals referred to in section 7.02(1)(a) in such other circumstances as the Act or law permits or requires. Nothing in this by-law shall limit the right of any individual entitled to indemnity to claim indemnity apart from the provisions of this by-law.

7.03 Insurance. - Subject to the Act, the Corporation may purchase and maintain insurance for the benefit of any individual referred to in section 7.02 hereof as the board may from time to time determine.

SECTION EIGHT

SHARES

8.01 Allotment of Shares. - Subject to the Act and the articles, the board may from time to time allot or grant options to purchase the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid as provided by the Act.

8.02 Commissions. - The board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of such person purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

8.03 Registration of Transfers. - Subject to the Act, no transfer of a share shall be registered in a securities register except upon presentation of the certificate representing such share with an endorsement which complies with the Act made thereon or delivered therewith duly executed by an appropriate person as provided by the Act, together with such reasonable assurance that the endorsement is genuine and effective as the board may from time to time prescribe, upon payment of all applicable taxes and any reasonable fees prescribed by the board, upon compliance with such restrictions on issue, transfer or ownership as are authorized by the articles and upon satisfaction of any lien referred to in section 8.09.

8.04 Non-recognition of Trusts. - Subject to the Act, the Corporation may treat the registered holder of any share as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payment in respect of the share, and otherwise to exercise all the rights and powers of an owner of the share.

8.05 Share Certificates. - Every holder of one or more shares of the Corporation shall be entitled, at the holder's option, to a share certificate, or to a non-transferable written certificate of acknowledgement of such right to obtain a share certificate, stating the number and class or series of shares held by such holder as shown on the securities register. Such certificates shall be in such form as the board may from time to time approve. Any such certificate shall be signed in accordance with section 2.04 and need not be under the corporate seal.

8.06 Replacement of Share Certificates. - The board or any officer or agent designated by the board may direct the issue of a new share or other such certificate in lieu of and upon cancellation of a certificate that has been mutilated or in substitution for a certificate claimed to have been lost, apparently destroyed or wrongfully taken on

payment of such reasonable fee and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

8.07 Joint Shareholders. - If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

8.08 Deceased Shareholders. - In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make any dividend or other payments in respect thereof except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

8.09 Lien for Indebtedness. - The Corporation shall have a lien on shares registered in the name of a shareholder indebted to the Corporation and such lien may be enforced, subject to the articles, by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law or by equity and, pending such enforcement, the Corporation may refuse to register a transfer of the whole or any part of such shares.

SECTION NINE

DIVIDENDS AND RIGHTS

9.01 Dividends. - Subject to the Act and the articles, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation or options or rights to acquire fully paid shares of the Corporation. Any dividend unclaimed after a period of 6 years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

9.02 Dividend Cheques. - A dividend payable in money shall be paid by cheque to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at the holder's recorded address, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold. In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

9.03 Record Date for Dividends and Rights. - The board may fix in advance a date, preceding by not more than 50 days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of the right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of such dividend or to exercise the right to subscribe for such securities, and notice of any such record date shall be given not less than 7 days before such record date in the manner provided by the Act. If no record date is so fixed, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the board.

SECTION TEN

MEETINGS OF SHAREHOLDERS

10.01 Annual Meetings. - The annual meeting of shareholders shall be held at such time in each year and, subject to section 10.04, at such place as the board, the chair of the board, the managing director or the president may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting.

10.02 Special Meetings. - The board, the chair of the board, the managing director or the president shall have power to call a special meeting of shareholders at any time.

10.03 Meetings by Electronic Means. - A meeting of the shareholders may be held by telephonic or electronic means and a shareholder who, through those means, votes at the meeting or establishes a communications link to the meeting shall be deemed for the purposes of the Act to be present at the meeting.

10.04 Place of Meetings. - Meetings of shareholders of the Corporation shall be held at such place in or outside Ontario as the directors determine or, in the absence of such a determination, at the place where the registered office of the Corporation is located. A meeting held under section 10.03 shall be deemed to be held at the place where the registered office of the Corporation is located.

10.05 Notice of Meetings. - Notice of the time and place of each meeting of shareholders shall be given in the manner provided in Section Eleven not less than 21 nor more than 50 days before the date of the meeting to each director, to the auditor, and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than consideration of the minutes of an earlier meeting, financial statements and auditor's report, election of directors and reappointment of the incumbent auditor shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution or by-law to be submitted to the meeting.

10.06 List of Shareholders Entitled to Notice. - For every meeting of shareholders, the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares held by each shareholder entitled to vote at the meeting. If a record date for the meeting is fixed pursuant to section 10.07, the shareholders listed shall be those registered at the close of business on such record date. If no record date is fixed, the shareholders listed shall be those registered at the close of business on the day immediately preceding the day on which notice of the meeting is given or, where no such notice is given, on the day on which the meeting is held. The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where the central securities register is maintained and at the meeting for which the list was prepared. Where a separate list of shareholders has not been prepared, the names of persons appearing in the securities register at the requisite time as the holder of one or more shares carrying the right to vote at such meeting shall be deemed to be a list of shareholders.

10.07 Record Date for Notice. - The board may fix in advance a date, preceding the date of any meeting of shareholders by not more than 60 days and not less than 30 days, as a record date for the determination of the shareholders entitled to notice of the meeting, and notice of any such record date shall be given not less than 7 days before such record date, by newspaper advertisement in the manner provided in the Act. If no such record date is so fixed, the record date for the determination of the shareholders entitled to receive notice of the meeting shall be at the close of business on the day immediately preceding the day on which the notice is given or, if no notice is given, shall be the day on which the meeting is held.

10.08 Meetings Without Notice. - A meeting of shareholders may be held without notice at any time and place permitted by the Act (a) if all the shareholders entitled to vote thereat are present in person or duly represented or if those not present or represented waive notice of or otherwise consent to such meeting being held, and (b) if the auditors and the directors are present or waive notice of or otherwise consent to such meeting being held; so long as such shareholders, auditors or directors present are not attending for the express purpose of objecting to the

transaction of any business on the grounds that the meeting is not lawfully called. At such a meeting any business may be transacted which the Corporation at a meeting of shareholders may transact.

10.09 Chair, Secretary and Scrutineers. - The chair of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: managing director, president, chair of the board, or a vice-president who is a shareholder. If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chair. If the secretary of the Corporation is absent, the chair shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chair with the consent of the meeting.

10.10 Persons Entitled to be Present. - The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditor of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chair of the meeting or with the consent of the meeting.

10.11 Quorum. - Subject to the Act, in respect of a majority shareholder, a quorum for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a shareholder so entitled, irrespective of the number of shares held by such persons. If a quorum is present at the opening of any meeting of shareholders, the shareholder or shareholders present or represented may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the time appointed for the meeting or within a reasonable time thereafter as the shareholders may determine, the shareholders present or represented may adjourn the meeting to a fixed time and place but may not transact any other business.

10.12 Right to Vote. - Every person named in the list referred to in section 10.06 shall be entitled to vote the shares shown thereon opposite such person's name at the meeting to which such list relates.

10.13 Proxyholders and Representatives. - Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, as nominee of such shareholder to attend and act at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy must be signed in writing or by electronic signature by the shareholder or an attorney who is authorized by a document that is signed in writing or by electronic signature or, if the shareholder is a body corporate, by an officer or attorney of the body corporate duly authorized and shall conform with the requirements of the Act. Alternatively, every such shareholder which is a body corporate or association may authorize by resolution of its directors or governing body an individual to represent it at a meeting of shareholders of the Corporation and such individual may exercise on the shareholder's behalf all the powers it could exercise if it were an individual shareholder. The authority of such an individual shall be established by depositing with the Corporation a certified copy of such resolution, or in such other manner as may be satisfactory to the secretary of the Corporation or the chair of the meeting. Any such proxyholder or representative need not be a shareholder.

10.14 Time for Deposit of Proxies. - The board may fix a time not exceeding 48 hours, excluding Saturdays and holidays, preceding any meeting or adjourned meeting of shareholders before which time proxies to be used at the meeting must be deposited with the Corporation or an agent thereof, and any period of time so fixed shall be specified in the notice calling the meeting. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or if, no such time having been specified in such notice, it has been received by the secretary of the Corporation or by the chair of the meeting or any adjournment thereof prior to the time of voting.

10.15 Joint Shareholders. - If two or more persons hold shares jointly, any one of them present in person or duly represented at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented and vote, they shall vote as one the shares jointly held by them.

10.16 Votes to Govern. - At any meeting of shareholders every question shall, unless otherwise required by the articles or by-laws or by law, be determined by a majority of the votes cast on the question. In case of an equality of

votes either upon a show of hands or upon a poll, the chair of the meeting shall not be entitled to a second or casting vote.

10.17 Show of Hands. - Subject to the Act, any question at a meeting of shareholders shall be decided by a show of hands, unless a ballot thereon is required or demanded as hereinafter provided, and upon a show of hands every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chair of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.

10.18 Ballots. - On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, the chair may require a ballot or any person who is present and entitled to vote on such question at the meeting may demand a ballot. A ballot so required or demanded shall be taken in such manner as the chair shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which such person is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

10.19 Adjournment. - The chair at a meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place. If a meeting of shareholders is adjourned for less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned. Subject to the Act, if a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting.

10.20 Action in Writing by Shareholders. - A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders unless, in accordance with the Act, (a) in the case of the resignation or removal of a director, or the appointment or election of another person to fill the place of such director, a written statement is submitted to the Corporation by the director giving the reasons for such resignation or the reasons why such director opposes any proposed action or resolution for such removal from office or the election of another person to fill the office of such director; or (b) in the case of the removal or resignation of an auditor, or the appointment or election of another person to fill the office of auditor, representations in writing are made to the Corporation by that auditor concerning the proposed removal, the appointment or election of another person to fill the office of auditor, or such resignation.

10.21 Only One Shareholder. - Where the Corporation has only one shareholder or only one holder of any class or series of shares, the shareholder present in person or duly represented constitutes a meeting.

SECTION ELEVEN

NOTICES

11.01 Method of Giving Notices. - Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the regulations thereunder, the articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the board shall be sufficiently given if delivered personally to the person to whom it is to be given, if mailed to such person at the person's recorded address by prepaid mail, or if transmitted by telephone facsimile or other electronic means in accordance with the *Electronic Commerce Act* (Ontario). A notice so delivered shall be deemed to have been given when it is delivered personally or to the recorded address as aforesaid; a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box; and a notice so sent by any means of transmitted or recorded communication shall be deemed to have been given when dispatched or delivered by dispatch. A notice so delivered shall be deemed to have been received when it is delivered personally, a notice so mailed shall be deemed to have been received on the fifth day after it is deposited in a post office or public letter box, and a notice so transmitted shall be deemed to have been received on the day it is transmitted. The secretary may change or cause

to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the board in accordance with any information believed by the secretary to be reliable.

11.02 Notice to Joint Shareholders. - If two or more persons are registered as joint holders of any share, any notice may be addressed to all such joint holders, but notice addressed to one of such persons shall be sufficient notice to all of them.

11.03 Computation of Time. - In computing the date when notice must be given under any provision requiring a specified number of days' notice of any meeting or other event, the day of giving the notice shall be excluded and the day of the meeting or other event shall be excluded.

11.04 Undelivered Notices. - If any notice given to a shareholder pursuant to section 11.01 is returned on three consecutive occasions because the shareholder cannot be found, the Corporation shall not be required to give any further notices to such shareholder until informed in writing by the shareholder of a new address.

11.05 Omissions and Errors. - The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

11.06 Persons Entitled by Death or Operation of Law. - Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom such person derives title to such share prior to the name and address of such person being entered on the securities register (whether such notice was given before or after the happening of the event upon which such person became so entitled) and prior to such person furnishing to the Corporation the proof of authority or evidence of entitlement prescribed by the Act.

11.07 Waiver of Notice. - Any shareholder, proxyholder or other person entitled to attend a meeting of shareholders, director, officer, auditor or member of a committee of the board may at any time waive any notice, or waive or abridge the time for any notice, required to be given to him under the Act, the regulations thereunder, the articles, the by-laws or otherwise, and such waiver or abridgement, whether given before or after the meeting or other event of which notice is required to be given, shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board or a committee of the board which may be given in any manner.

11.08 Interpretation. - In the by-laws, "recorded address" means in the case of a shareholder the address as recorded in the securities register; and in the case of joint shareholders the address appearing in the securities register in respect of such joint holding or the first address so appearing if there are more than one; in the case of an officer, auditor or member of a committee of the board, the latest address as recorded in the records of the Corporation; and in the case of a director, the latest address as recorded in the records of the Corporation or in the most recent notice filed under the *Corporations Information Act* (Ontario), whichever is the more current.

SECTION TWELVE

EFFECTIVE DATE AND REPEAL

12.01 Effective Date. - This by-law shall come into force when made by the board in accordance with the Act.

12.02 Repeal. - All previous by-laws of the Corporation are repealed as of the coming into force of this by-law. Such repeal shall not affect the previous operation of any by-law so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under, or the validity of any contract or agreement made pursuant to, or the validity of any articles (as defined in the Act) or predecessor charter documents of the Corporation obtained pursuant to, any such by-law prior to its repeal. All officers and persons acting under any by-law so repealed shall continue to act as if appointed under the provisions of this by-law and all resolutions of the shareholders or the board or a committee of the board with continuing effect passed under any repealed by-law shall continue to be good and valid except to the extent inconsistent with this by-law and until amended or repealed.

12191880.7

Hanfeng

HANFENG EVERGREEN INC.

Notice of Annual Meeting of Shareholders

May 6, 2008

Notice is hereby given that the annual meeting of the holders of common shares of Hanfeng Evergreen Inc. (the "Corporation") will be held at Ontario Heritage Centre, 10 Adelaide Street East, Toronto, Ontario, on Tuesday, May 6, 2008 at 4:30 p.m., local time, for the following purposes:

(a) to receive the audited consolidated financial statements of the Corporation as at and for the financial year ended December 31, 2007 and the auditors' report thereon;

(b) to elect directors;

(c) to re-appoint the Corporation's auditors and to authorize the Board of Directors to fix their remuneration;

(d) to consider a resolution to amend the Corporation's by-laws;

(e) to consider a resolution to amend the Corporation's Stock Option Plan; and

(f) to transact such other business as may properly come before the meeting or any adjournment thereof.

The specific details of the foregoing matters to be put before the meeting are set forth in the Management Information Circular accompanying this Notice of Meeting.

Shareholders are invited to attend the meeting. *Registered shareholders* who are unable to attend the meeting in person are requested to complete, date and sign the enclosed form of proxy and send it in the enclosed envelope or otherwise to the Secretary of the Corporation c/o Equity Transfer & Trust Company at 200 University Ave., Suite 400, Toronto, Ontario M5H 4H1, telephone number: (416) 361-0152, fax number: (416) 361-0470 or to the Secretary of the Corporation at the Corporation's registered office, which is located at 8 King Street East, Suite 838, Toronto, Ontario, M5C 1B5, fax number: (416) 849-0075.

Non-registered shareholders who receive these materials through their broker or other intermediary should complete and send the form of proxy in accordance with the instructions provided by their broker or intermediary.

To be effective, a proxy must be received by Equity Transfer & Trust Company or the Secretary of the Corporation not later than May 2, 2008 at 4:30 p.m. (Toronto time), or in the case of any adjournment of the meeting, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the adjournment.

DATED the 25th day of March, 2008.

By Order of the Board of Directors

(signed) Ross McKee
Corporate Secretary

EQUITY
TRANSFER & TRUST COMPANY

Michael Lee
Account Manager, Client Services
Telephone: 416.361.0930 ext.236
mlee@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

April 16, 2008

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: HANFENG EVERGREEN INC.

We are pleased to confirm that copies of the following material were mailed to the registered shareholders and to the Non-Objecting Beneficial Owners of the subject company on April 7, 2008.

1. Proxy
2. Supplemental Mailing List Request Form
3. Notice of Annual Meeting of Shareholders to be held on May 6, 2008 and Management Information Circular
4. Internet Voting Option Insert
5. Non-Postage Paid Return Envelope

We have not mailed to registered shareholders in cases where on three consecutive occasions, documents have been returned as undeliverable by the Post Office.

Yours Truly,

EQUITY TRANSFER & TRUST COMPANY

Per:

An Duong
Client Services Administrator

Form 52-109F1 - *Certification of Annual Filings*

I, Xinduo Yu, the Chief Executive Officer of Hanfeng Evergreen Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Hanfeng Evergreen Inc., (the issuer) for the period ending December 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 6, 2008

"Signed"

Name: Xinduo Yu
Title: CEO & President

Form 52-109F1 - *Certification of Annual Filings*

I, Madeline Haiying Yu, the Chief Financial Officer of Hanfeng Evergreen Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Hanfeng Evergreen Inc., (the issuer) for the period ending December 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 6, 2008

"Signed"

Name: Madeline Haiying Yu
Title: CFO

RECEIVED
2008 MAY -1 A 8:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Hanfeng

Hanfeng Evergreen Inc.
www.hanfengevergreen.com

For immediate release

TSX Symbol: HF

HANFENG ANNOUNCES RECORD FINANCIAL RESULTS FOR 2007

--Annual sales grow by 136% to $141 million--

--EPS doubles to $0.34 per share--

TORONTO, March 6, 2008 – Hanfeng Evergreen Inc. ("Hanfeng" or the "Company") today reported its financial results for the fourth quarter and year ended December 31, 2007. All amounts are in Canadian dollars unless otherwise noted.

For the year ended December 31, 2007, Hanfeng reported significant growth in its revenues and net income from continuing operations. Revenue increased by $81.4 million to $141.3 million as the Company successfully grew its fertilizer production throughout the year. Net income for the year ended December 31, 2007 was $19.4 million versus net income of $7.9 million in the same period in 2006. Earnings per share ("EPS") for 2007 were $0.34, an increase of $0.17 compared to 2006. Net Income and EPS for 2006 include Hanfeng's nursery and landscaping business (discontinued operations), which was sold in 2006. Excluding discontinued operations, net income and EPS in 2006 was $7 million and $0.15 respectively.

"This was a year of great achievement for Hanfeng," stated Xinduo Yu, Hanfeng's CEO and President. "In every facet of our business, we met or exceeded our goals. Our design capacity grew by 86 percent, production by 130 percent and our sales by 136 percent while profitability doubled. More importantly, we saw demand continue to increase as we sold virtually everything we produced in 2007, even in the wake of price increases."

As at December 31, 2007, Hanfeng reported cash and cash equivalent of $28.7 million and working capital of $91 million versus $2.1 million and $10.9 million respectively in 2006. Total assets grew by almost $100 million to $208 million as the Company successfully added four new plants to its production base and significantly increased its raw material inventory and prepaid inventory to help mitigate the effects of rising materials prices. Total debt increased from $23 million in 2006 to $33 million in 2007.

Business Highlights:

- On April 4, 2007, Hanfeng announced it had entered into separate agreements with Agrium Advanced Technologies ("Agrium"), a business segment of Agrium Inc., and PetroChina Ningxia Petrochemical Company ("PetroChina"), a division of PetroChina Petrochemical Company, and issued 11,959,000 shares to Agrium and 1,000,000 shares to PetroChina, both at $6.22 per share for total proceeds of $80.6 million.
- In June 2007, Hanfeng began commercial operations at the 200,000 tonnes per annum Prill Tower NPK plant at its Heilongjiang facility. The plant utilizes Hanfeng's own proprietary Urea Formaldehyde / Methylene Urea ("UF/MU") technology to produce NPK products which can be customized using various nitrogen sources to fit customer requirements. In October 2007, Hanfeng completed construction and began commissioning of the first 50,000

tonnes of a sulfur coated compound fertilizer plant at the Heilongjiang facility. The Company exited 2007 with 650,000 tonnes of annual design capacity, and added another 50,000 tonnes of capacity at Heilongjiang with the completion of its specialty coating plant in February 2008. In total, Hanfeng has successfully added 350,000 tonnes of annual design capacity since December 31, 2006, a 100 percent increase. All expansion projects were completed on schedule and on budget.

- In September 2007, China's National Products Standard Committee approved Hanfeng's SCU product specifications to be the National Chemical Industry Standards. This has significantly elevated Hanfeng's brand image and industry status in the country.
- Hanfeng completed two joint venture agreements in China during the second half of 2007. The first was signed in September with Shanxi Fengxi Fertilizer Group Ltd. in the Shanxi province and the second was signed in November with Anhui Linquan Industry Chemical Co., Ltd. in the Anhui province. Both facilities will initially produce 50,000 tonnes per annum of sulfur coated urea (SCU) and are expected to be in commercial operations in the later part of 2008 and early 2009. The facilities can be expanded to accommodate market demand in the region. In addition to expanding Hanfeng's production and geographic presence, the joint venture agreements also guarantee Hanfeng a secure supply of low cost urea. The Company is currently in discussions with several other urea producers in China.
- In January 2008, the results of extensive field trials using Hanfeng's SCU were announced. The field trials were carried out in 20 provinces over a two-year period by Dr. Yuan Longping, who is internationally recognized as a leader in the development of hybrid rice. The field trials demonstrated that SCU, used in numerous regions, in varying soil conditions, and with various types of hybrid rice, generated higher crop yields while using less nitrogen. In many cases, the effectiveness of the fertilizer was increased by more than 50 percent and the nitrogen requirement reduced by as much as 30 percent. Moreover, the field trials proved that SCU eliminated the need for multiple fertilizations, reduced the incidence of disease, and enhanced the quality of the rice crop.

"In 2007, we successfully established a growing, profitable production base, further strengthened our brand and our reputation in the industry, and through the field trials, introduced our products into numerous new regional markets in China. We expect that the demand created in these new regions will accelerate our growth utilizing joint ventures, as well as create new opportunities to expand our production and distribution base," concluded Mr. Yu.

Balance Sheet Highlights

(In thousand except for ratios)	December 31, 2007	December 31, 2006
Current ratio	3.8 : 1	1.6 :1
Cash	28,690	2,104
Working capital	91,089	10,936
Total assets	207,641	108,072
Total debt	32,793	22,943
Loans payable (current portion)	26,383	13,492
Total equity	174,848	85,129
Debt / Equity	19%	27%

Summary 2007 Financial Results

	For the 3 month period ended December 31			For the 12 month period ended December 31		
(in thousands in $Cdn)	**2007**	**2006**	**change**	**2007**	**2006** (1)	**change**
Sales	54,620	24,303	125%	141,308	59,849	136%
Gross profit	10,545	5,102	107%	26,852	12,145	121%
Net earnings before discontinued operation	6,793	3,439	98%	19,435	7,072	175%
Net earnings of discontinued operation	-	120	-	-	829	-
Net earnings	6,793	3,559	91%	19,435	7,901	146%
From continuing operations:						
Basic EPS	0.11	0.07	0.04	0.34	0.15	0.19
Dilutive EPS	0.11	0.07	0.04	0.34	0.15	0.19
After discontinued operation:						
Basic EPS	0.11	0.07	0.04	0.34	0.17	0.17
Dilutive EPS	0.11	0.07	0.04	0.34	0.17	0.17

(1) 2006 results include discontinued operations

Sales for the fourth quarter and for the twelve months ended December 31, 2007, increased by 125 percent and 136 percent respectively, compared to the same periods in the prior year. These significant increases are due to increased production volumes from the two new plants that commenced operations in the first and third quarter of 2007, as well as continuous increase in production from the new plants added in 2006. In general, it takes approximately 2 to 4 quarters for a new plant to ramp up to its normal capacity level. Therefore, while Hanfeng's annual designed capacity reached 650,000 tonnes by the end of 2007, the total tonnage produced in 2007 and sold in the year was approximately 390,000 tonnes (169,000 tonnes in 2006), due to the required ramp-up period.

EBITDA from continuing operations increased significantly for both the fourth quarter (by 68 percent) and the year (by 124 percent) ended December 31, 2007, compared with the same periods in the prior year. The increased EDITDA relates to the higher production and sales volumes generated by the additional plant capacity brought on line in 2007. As a percentage of sales, EBITDA decreased from 18.3 percent to 13.7 percent in the fourth quarter and from 16.3 percent to 15.4 percent in 2007, compared with the same periods last year. The percentage decrease was primarily due to the raw material cost increase and some unusually high selling expenses incurred in the fourth quarter of 2007.

Gross profit for the fourth quarter increased accordingly by $5.4 million (or 107 percent) and by $14.7 million (or 121 percent) for the year, compared to the same periods from the prior year. Gross profit as a percentage of sales decreased from 21.0 percent to 19.3 percent in the fourth quarter, and from 20.3 percent to 19.0 percent for the year, compared with the same periods of last year. The percentage decrease was primarily due to rising raw material cost in 2007. Hanfeng was successful in increasing its selling price in the fourth quarter in order to partially offset the effects of the increased raw material costs. Hanfeng's fourth quarter average selling price in Chinese currency rose 7.3 percent from the level in the third quarter.

Operating expenses increased from $4.6 million in 2006 to $8.3 million in 2007 primarily due to the additional production capacity added during the year.

SG&A expenses increased overall in 2007 due to several factors including higher sales volumes, higher administrative costs associated with its business growth and a one-time shipping expense for an expedited delivery in late summer 2007. SG&A as a percentage of sales decreased year-over-year from 4.9 percent to 4.5

percent due to the higher sales volumes and offset by the aforementioned costs and one-time expenses. SG&A percentage increased from 3.5 percent in the fourth quarter of 2006 to 6.4 percent in 2007, because the one time cost was recorded during the fourth quarter of 2007.

Income tax rate for Hanfeng is nil for 2007. The National People's Congress in China approved tax reforms effective on January 1, 2008. Under the new tax regime, the five-year tax incentive available to only foreign entities in China has been removed. However a five-year transition period has been introduced. Hanfeng received approvals from the tax authorities specifying the transition rules for Heilongjiang and Jiangsu entities, which are two main production facilities in China. The most recent approval also confirms Hanfeng's Hi-Tech status for both locations. Based on the future production capacity allocation, Hanfeng's income tax rates in China are estimated by management be 1 percent for 2008, 2 percent for 2009, 13 percent for 2010, 2011 and 2012, and 15 percent thereafter.

Hanfeng's audited annual financial statements and MD&A will be available at www.sedar.com.

Hanfeng Evergreen Inc. will host a conference call to discuss its fiscal 2007 financial results. Ms. Madeline Yu, CFO and Mr. Robert Beutel, Chairman of the Board, will host the call.

Date:	Friday, March 7, 2008
Time:	10:00 am, Eastern Time
Dial in Number:	416-641-6118 or 1-866-223-7781
Taped Replay:	416-695-5800 or 1-800-408-3053 (available for 14 days)
Taped Replay Pass Code:	3254185
Live Webcast Link:	

http://events.onlinebroadcasting.com/hanfeng/030708/index.php

About Hanfeng Evergreen Inc.
Hanfeng is a leading provider of slow and controlled release fertilizers to blenders, the agriculture market and the urban greening market. Hanfeng was the first to introduce the concept of slow and controlled release fertilizers into China's agriculture market with its establishment of the first commercial scale slow-release fertilizer production in China. All production facilities are located in prime agricultural regions of China. The Company is headquartered in Toronto, Ontario and its shares trade on the Toronto Stock Exchange. For more information, please visit: www.hanfengevergreen.com

This press release contains forward-looking statements based on current expectations. These forward-looking statements entail various risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Risks and uncertainties about Hanfeng's business are more fully discussed in the Company's disclosure materials, including its annual information form and MD&A, filed with the securities regulatory authorities in Canada.

For more information please contact:

Madeline Haiying Yu, CA
Hanfeng Evergreen Inc.
Chief Financial Officer
Email: info@hanfengevergreen.com
Phone: (416) 368-8588

Kevin O'Connor
Genoa Management Ltd.
Investor Relations
Email: koconnor@genoa.ca
Phone: (416) 962-3300

Hanfeng

Hanfeng Evergreen Inc.

www.hanfengevergreen.com

TSX Symbol: HF

For immediate release

HANFENG EXPANDS ITS DISTRIBUTION NETWORK IN CHINA

Toronto, ON, March 6, 2008 – Hanfeng Evergreen Inc. ("Hanfeng" or the "Company"), today announced its plan to expand its product distribution and fertilizer blending capabilities in China. Since establishing the first commercial scale slow and controlled release fertilizer production in China, demand for Hanfeng's products has outpaced output from the Company's rapidly growing production base. With the establishment of the National Standard for SCU and SCU blended products, using Hanfeng's SCU as the model, and the increased demand generated by more than three years of field trials with large-scale state-owned farms and provincial Academies of Agricultural Science in more than 20 provinces of China, Hanfeng proposes to further its exceptional track record of growth by expanding its downstream capabilities.

Under its distribution model, Hanfeng will select qualified regional distributors from its network using a selection criteria based on location, scale, government affiliation, technical capability, and ownership. The qualified distributors will be converted into Hanfeng's exclusive shops and managed directly by Hanfeng's regional managers. The Company has selected five initial regions for the distribution expansion: Harbin, Heilongjiang Province; Beijing; Xi'an, Shaanxi Province; Weifang, Shandong Province, and Huizhou, Guangdong Province. Hanfeng expects to begin to roll out of its distribution network in 2008 and the third party blending model in 2009.

To support the product inventory requirements, Hanfeng will provide the core slow-release material, contract qualified conventional fertilizer producers around the target regions to provide other auxiliary materials, and designate qualified manufacturers to blend the materials under Hanfeng's brand and its supervision. The finished products will be delivered directly to the Hanfeng Sales Centre and to the area distributors. The localized production structure enables Hanfeng to adjust product types and distribution focus according to the market demand in a timely manner as well as save significantly on production and shipping costs. In addition, by leveraging others production ability, Hanfeng has further reduced its investment risk while accelerating its market share expansion.

"Previously, we have focused on the core slow release fertilizer production, however due to restricted supply as we continue to ramp up production, we have been forced to limit sales to immediate regions surrounding our facilities," stated Hanfeng President and CEO, Mr. Yu Xinduo. "With the expansion into distribution, we have the opportunity to rapidly increase our sales tonnage and market share by leveraging the blending of our products with production from local producers. On average we can blend roughly 10 to 30 percent of coated slow release fertilizers with conventional fertilizer to provide the best economic return for farmers. This means our current capacity of 250,000 tonnes of coating products can potentially turn into 1 million tonnes of end products, which we will sell through our own network. "

The Company expects to begin the roll out of its distribution network beginning in 2008. Hanfeng will fund the required additional working capital though a combination of internally generated cash flow and bank debt.

"By expanding our product distribution and fertilizer blending capabilities, we not only increase our sales and net income, but also significantly enhance our exposure to both our end-users and potential joint venture partners. We see this as the logical first step in our next phase of growth as establishing a distribution will create demand from a broader customer base and drive our long term production expansion plans," concluded Mr. Yu.

About Hanfeng Evergreen Inc.
Hanfeng is the largest producer of slow and controlled release fertilizers in China. It was the first company to introduce the concept of slow and controlled release fertilizers into China's agriculture market with its establishment of the first commercial scale production in China. All production facilities are located in prime agricultural regions of China. The Company is headquartered in Toronto, Ontario and its shares trade on the Toronto Stock Exchange. www.hanfengevergreen.com

This press release contains forward-looking statements based on current expectations. These forward-looking statements entail various risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Risks and uncertainties about Hanfeng's business are more fully discussed in the Company's disclosure materials, including its annual information form and MD&A, filed with the securities regulatory authorities in Canada. All amounts are stated in Canadian dollars except for noted otherwise.

For more information please contact:
Madeline Haiying Yu, CA
Hanfeng Evergreen Inc.
Chief Financial Officer
Email: info@hanfengevergreen.com
Phone: (416) 368-8588

Kevin O'Connor
Genoa Management Ltd.
Investor Relations
Email: koconnor@genoa.ca
Phone: (416) 962-3300

For immediate release

Hanfeng Evergreen Inc.
www.hanfengevergreen.com

Hanfeng

TSX Symbol: HF

HANFENG FISCAL 2007 FINANCIAL RESULTS CONFERENCE CALL NOTIFICATION

Toronto, ON, February 28, 2008 – Hanfeng Evergreen Inc. ("Hanfeng"), will be holding a conference call to discuss its fiscal 2007 financial results. Ms. Madeline Yu, CFO and Mr. Robert Beutel, Chairman of the Board, will host the call.

Date:	Friday, March 7, 2008
Time:	10:00 am, Eastern Time
Dial in Number:	416-641-6118 or 1-866-223-7781
Taped Replay:	416-695-5800 or 1-800-408-3053 (available for 7 days)
Taped Replay Pass Code:	3254185

Live Webcast Link: http://events.onlinebroadcasting.com/hanfeng/030708/index.php

About Hanfeng Evergreen Inc.
Hanfeng is a leading provider of slow and controlled release fertilizers to blenders, the agriculture market and the urban greening market. Hanfeng was the first to introduce the concept of slow and controlled release fertilizers into China's agriculture market with its establishment of the first commercial scale slow-release fertilizer production in China. All production facilities are located in prime agricultural regions of China. The Company is headquartered in Toronto, Ontario and its shares trade on the Toronto Stock Exchange. For more information, please visit: www.hanfengevergreen.com

- 30 -

For more information, please contact:
Madeline Haiying Yu, CA
Hanfeng Evergreen Inc.
Chief Financial Officer
Email: info@hanfengevergreen.com
Phone: (416) 368-8588

Kevin O'Connor
Genoa Management Ltd.
Investor Relations
Email: koconnor@genoa.ca
Phone: 416-962-3300

EQUITY
TRANSFER & TRUST COMPANY

Michael Lee
Account Manager, Client Services
Telephone: 416.361.0930 ext236
mlee@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

February 26, 2008

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: HANFENG EVERGREEN INC.
Notice of Record and Meeting Date

We are pleased to confirm that Notice of Record and Meeting Date was sent to The Canadian Depository for Securities.

We advise the following with respect to the *Annual Meeting* of Shareholders for the subject company.

1.	ISIN: CUSIP:	CA4103471088 410347108
2.	Date Fixed for the Meeting:	May 6, 2008
3.	Record Date for Notice:	March 20, 2008
4.	Record Date for Voting:	March 20, 2008
5.	Beneficial Ownership Determination Date:	March 20, 2008
6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	Common Shares
7.	Classes of Series of Securities that entitle the holder to vote at the meeting:	Common Shares
8.	Business to be conducted at the meeting:	Annual

Yours Truly,
EQUITY TRANSFER & TRUST COMPANY

Michael Lee

Hanfeng

Hanfeng Evergreen Inc.
www.hanfengevergreen.com

TSX Symbol: HF

HANFENG COMPLETES SECOND 50,000 TONNE SPECIALTY COATINGS PLANT IN HEILONGJIANG

Toronto, ON, February 20, 2008 – Hanfeng Evergreen Inc. ("Hanfeng"), the largest producer of slow and controlled release fertilizers in China, today announced that it has completed commissioning of the second phase of its 100,000 tonne per annum ("tpa") expansion of the Heilongjiang facility in China. The 50,000 tpa polymer/sulfur coated compound ("PSCF") plant was completed on budget and ahead of schedule. Hanfeng announced the completion of the first 50,000 tpa sulfur coated NPK (nitrogen, phosphate, potash) compound fertilizer plant ("SCF") in November 2007.

Both coating technologies, developed by Hanfeng's own R&D team in Shanghai, allow the custom designing of various multiple nutrient blends, including micronutrients. The PSCF product, using Hanfeng's polymer coating, provides more precise control of the releasing period for the nutrients. Although traditionally more expensive to manufacture, Hanfeng's polymer coating process allows the Company to produce and sell the PSCF at very competitive levels.

"The SCF and PSCF technology are new to China and will initially target the agriculture market," stated Mr. Xinduo Yu, President and CEO of Hanfeng Evergreen Inc. "However, due to the products versatility and superior quality, they will be very competitive in the international high-end urban greening and cash crop markets as well. We have received significant interest from Asia, Australia and North America and expect first sales and commercial production from the PSCF plant to commence in March."

The existing Heilongjiang tower granulation plant will supply the compound NPK granules for the high-margin specialty coating plants. With the completion of the 50,000 tpa second phase, the Heilongjiang facility has 450,000 tpa of design capacity, with a full product offering that includes homogeneous granules, blended products, compound fertilizers, and specialty coating products. Combined with the Jiangsu facility, Hanfeng now has 700,000 tpa of design capacity from 7 plants in China.

About Hanfeng Evergreen Inc.

Hanfeng is the largest producer of slow and controlled release fertilizers in China. It was the first company to introduce the concept of slow and controlled release fertilizers into China's agriculture market with its establishment of the first commercial scale production in China. All production facilities are located in prime agricultural regions of China. The Company is headquartered in Toronto, Ontario and its shares trade on the Toronto Stock Exchange.

For more information please contact:

Madeline Haiying Yu, CA
Hanfeng Evergreen Inc.
Chief Financial Officer
Email: info@hanfengevergreen.com
Phone: (416) 368-8588

Kevin O'Connor
Genoa Management Ltd.
Investor Relations
Email: koconnor@genoa.ca
Phone: (416) 962-3300

Hanfeng

Hanfeng Evergreen Inc.

www.hanfengevergreen.com

TSX Symbol: HF

HANFENG AND DR. YUAN LONGPING DEMOSTRATE THE BENEFITS OF SCU AT INTERNATIONAL SYMPOSIUM IN CHINA

TORONTO, January 23, 2008 – Hanfeng Evergreen Inc. ("Hanfeng" or the "Company") today announced the successful completion of the 7th International Symposium on the Eco-Industry & Sustainable Development. Dr. Yuan Longping, recognized internationally as the "father of hybrid rice", hosted the two-day event. The symposium focused primarily on the subject of increased crop yield with reduced nitrogen consumption, and presented the results of more than two years of field trials in 20 provinces in China using Hanfeng's Sulfur Coated Urea (SCU) and Dr. Yuan's hybrid rice.

The symposium was well attended by numerous members of China's agriculture industry including delegates from the Ministry of Agriculture of the People's Republic of China, top scientists from various Chinese universities and institutes, representatives from China's Agriculture technology promotion department, large-scale fertilizer producers, and media. Dr. Jim Beaton, Honorary Professor of the Chinese Academy of Agricultural Sciences and former President of the Potash & Phosphate Institute of Canada (Saskatoon, SK) and Senior Vice President of the Potash & Phosphate Institute, (Norcross, GA), as well as representatives from Agrium Inc. presented at the symposium.

Dr. Yuan Longping announced the results of the field trials, which demonstrated that SCU, used in numerous regions, in varying soil conditions, and with various types of hybrid rice, generated higher crop yields while using less nitrogen. In many cases, the utilization rate of the nitrogen increased from 30 percent to 50 percent, significantly reducing the nitrogen requirement. Moreover, the field trials proved that SCU eliminates the need for multiple fertilizations, reduces the incidence of disease, and enhances the quality of the rice crop. In addition, Hanfeng's improvements to the SCU coating technology successfully solved the floating issue related to SCU's application on rice production, providing a higher nutrient level in the later growing stages of the rice. All industry experts that reviewed the results unanimously agreed that the use of SCU should be promoted for all crops throughout China due to its effectiveness, efficiency, and affordability.

Mr. Gao Xiangzhao, Director of the Soil & Fertilizer Technology Division of the Ministry of Agriculture of the Peoples Republic of China, stated, "We devote a great deal of attention to the China fertilizer producers because our main responsibility is to ensure the highest standards for fertilizer and soil testing. Hanfeng is the first case in China where a producer began field trials at the same time they introduced an advancement in fertilizer technology to the industry. Their approach, and their product, is exactly what the China government wants to promote; the effective use of technology to increase crop yield, improve the environment and reduce energy consumption."

During his address, Dr. Yuan stated that "The demands on China's agriculture industry are large and crop yield is crucial to the country's economics and population. Hanfeng recognized the need to improve crop efficiency and was the first to introduce the slow release fertilizer concept in China. Through our field trials, we have demonstrated that the use of slow release fertilizers, like Hanfeng's SCU, will greatly assist the agriculture sector in meeting those demands." Dr. Yuan concluded the symposium by writing the following inscription: "Promote Hanfeng Slow Release Fertilizer, Increase Hybrid Rice Yield and Efficiency."

"We are honored by Dr. Yuan's praise for our products and for being his choice as partner for the field trials," stated Mr. Yu Xinduo, Hanfeng's President and CEO. "This milestone places Hanfeng at the forefront of an

evolution in the agricultural sector in China and our leading technologies, such as sulfur coated single nutrient fertilizer (SCU), sulfur coated compound fertilizer (SCF), and tower granulation combined with MU/UF technology, all focusing on the China agriculture market, have all obtained successful field trial results in China. The results demonstrated at this symposium will greatly aide us in expanding demand for Hanfeng products throughout China."

Hanfeng intends to publish the results of the field trails with Dr. Yuan Longping and report of the symposium in China. A summary version of the report will be available on the website once completed.

About Dr. Yuan Longping

Dr. Yuan Longping, China's most famous "farmer", produced a commercial hybrid rice variety called Nan-you No. 2 in 1974, which dramatically increased crop yield, and is credited with helping feed millions more people per year in China alone. Dr. Yuan's hybrid-bred rice varieties are reported to account for approximately half of China's rice production, and he has spent the last thirty years teaching his techniques to thousands of scientists and researchers in more than 25 countries in Asia, Africa and the Americas. Dr. Yuan is the 2004 recipient of the World Food Prize, the 2001 Magsaysay Award, China's State Supreme Science and Technology Award (often referred to as the "Nobel Prize of China"), the UN FAO Medal of Honor for Food Security, and the 2004 Wolf Prize in Agriculture. In 2007, he was honored by the National Academy of Sciences (NAS) in the United States for outstanding achievements in his field.

About Hanfeng Evergreen Inc.

Hanfeng is the largest producer of slow and controlled release fertilizers in China. It was the first company to introduce the concept of slow and controlled release fertilizers into China's agriculture market with its establishment of the first commercial scale slow-release fertilizer production in China. All production facilities are located in prime agricultural regions of China. The Company is headquartered in Toronto, Ontario and its shares trade on the Toronto Stock Exchange. For more information, please visit: www.hanfengevergreen.com

This press release contains forward-looking statements based on current expectations. These forward-looking statements entail various risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Risks and uncertainties about Hanfeng's business are more fully discussed in the Company's disclosure materials, including its annual information form and MD&A, filed with the securities regulatory authorities in Canada.

For more information please contact:

Madeline Haiying Yu, CA
Hanfeng Evergreen Inc.
Chief Financial Officer
Email: info@hanfengevergreen.com
Phone: (416) 368-8588

Kevin O'Connor
Genoa Management Ltd.
Investor Relations
Email: koconnor@genoa.ca
Phone: (416) 962-3300

Hanfeng Evergreen Inc.
www.hanfengevergreen.com

Hanfeng

TSX Symbol: HF

HANFENG ANNOUNCES SCU JOINT VENTURE WITH ANHUI LINQUAN INDUSTRY CHEMICAL CO., LTD.

TORONTO, November 26, 2007 – Hanfeng Evergreen Inc. ("Hanfeng" or the "Company") today announced that it has entered into a 50/50 joint venture agreement with Anhui Linquan Industry Chemical Co., Ltd. ("Linquan") to build and operate a sulphur coated urea ("SCU") plant in Fuyang city, Anhui province in China. The plant will be constructed at Linquan's facility and construction will commence once all permits and licenses have been obtained. Phase I will call for the construction of a 50,000 tonne per annum SCU plant at a gross cost of approximately 50 million RMB or C$6.6 million, which will be paid equally by the joint venture partners. The plant can be expanded upon successful commissioning and operations to accommodate further demand in the local market.

"Anhui is one of the largest agricultural provinces in China and an excellent geographic choice for our second SCU joint venture" stated Xinduo Yu, Hanfeng's President and CEO. "Additionally, our partner Linquan is one of the most profitable chemical producers in Anhui province with more than 30 years of industry operating history and a well established customer base and distribution network."

The SCU facility will be constructed immediately next to Linquan's urea finish line at its Anhui facility, significantly reducing the capital costs associated with the construction and installation of required infrastructure such as buildings, warehouses, underground connections, and heating systems, which are already in place. Linquan will supply urea for the joint venture using their leading coal gasification technology, which was developed with government support. The SCU produced by the facility will be marketed primarily in Anhui province will provide an exceptional market for SCU as the primary crops include wheat, corn, and cotton, which are all high fertilizer consumption crops.

"Slow release fertilizer is the future of the China agriculture sector," said, Mr. Zhang Zhaozhen, President of Linquan, "SCU is a perfect fit for the local market in Anhui province. In addition, SCU blended fertilizers can provide upgrades to our conventional fertilizers. We are very pleased to joint venture with Hanfeng, the leader in slow release fertilizer of China and believe we will have a great future together."

About Anhui Linquan Industry Chemical Co., Ltd.
Linquan is a fully integrated producer of fertilizer, chemicals and electrical power with annual production capacity of 400,000 tonnes of ammonia, 500,000 tonnes of urea, 100,000 tonnes of compound fertilizers, 200,000 tonnes of ammonium bicarbonates, 100,000 tonnes of methanol alcohol, 70,000 tonnes of hydrogen peroxide, as well as ability to generate 300 million KWH per annum of electric power.

About Hanfeng Evergreen Inc.
Hanfeng is the largest producer of slow and controlled release fertilizers in China. It was the first company to introduce the concept of slow and controlled release fertilizers into China's agriculture market with its establishment of the first commercial scale slow-release fertilizer production in China.

All production facilities are located in prime agricultural regions of China. The Company is headquartered in Toronto, Ontario and its shares trade on the Toronto Stock Exchange. For more information, please visit: www.hanfengevergreen.com

This press release contains forward-looking statements based on current expectations. These forward-looking statements entail various risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Risks and uncertainties about Hanfeng's business are more fully discussed in the Company's disclosure materials, including its annual information form and MD&A, filed with the securities regulatory authorities in Canada.

For more information please contact:

Madeline Haiying Yu, CA
Hanfeng Evergreen Inc.
Chief Financial Officer
Email: info@hanfengevergreen.com
Phone: (416) 368-8588

Kevin O'Connor
Genoa Management Ltd.
Investor Relations
Email: koconnor@genoa.ca
Phone: (416) 962-3300

Hanfeng

Hanfeng Evergreen Inc.
www.hanfengevergreen.com

For immediate release

TSX Symbol: HF

HANFENG BEGINS COMMERCIAL OPERATIONS AT SPECIALTY COATINGS PLANT IN HEILONGJIANG

Toronto, ON, November 15, 2007 – Hanfeng Evergreen Inc. ("Hanfeng"), a leading producer of slow and controlled release fertilizers in China, today announced that it has completed commissioning and begun commercial operations at its sulfur coated NPK (nitrogen, phosphate, potash) compound fertilizer plant ("SCF") located on its Heilongjiang facility in China. The first phase has an annual designed capacity of 50,000 tonnes per annum and it was completed and commissioned on time and on budget. The technology, developed by Hanfeng's own R&D team in Shanghai, allows the custom designing of various multiple nutrient blends, including micronutrients, as well as precisely controlling the nutrient releasing period over a 12-month period. The SCF technology is new to China and will initially target the agriculture market. The products versatility and superior quality will make it very competitive in the international high-end urban greening and cash crop markets as well.

"Hanfeng's technology and leading R&D capabilities will allow us to fully integrate all our products, providing a broader offering to our current and future customers," stated Mr. Xinduo Yu, President and CEO of Hanfeng Evergreen Inc. "We have already received initial orders for the SCF product from Malaysia and Australia, and have also had significant interest from North America as well."

The construction of the second phase, a 50,000-tonnes/annum polymer/sulfur coated compound ("PSCF") plant which also uses technology patented by Hanfeng, is expected to be completed by the second quarter of 2008. The existing Heilongjiang tower granulation plant will supply the compound NPK granules for the high-margin specialty coating plants. When the second phase is completed, the Heilongjiang facility will have a total of 450,000 tonnes of annual production capacity, with a full product offering that includes homogeneous granules, blended products, compound fertilizers, and specialty coating products.

About Hanfeng Evergreen Inc.

Hanfeng is the largest producer of slow and controlled release fertilizers in China. It was the first company to introduce the concept of slow and controlled release fertilizers into China's agriculture market with its establishment of the first commercial scale production in China. All production facilities are located in prime agricultural regions of China. The Company is headquartered in Toronto, Ontario and its shares trade on the Toronto Stock Exchange.

This press release contains forward-looking statements based on current expectations. These forward-looking statements entail various risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Risks and uncertainties about Hanfeng's business are more fully discussed in the Company's disclosure materials, including its annual information form and MD&A, filed with the securities regulatory authorities in Canada. All amounts are stated in Canadian dollars except for noted otherwise.

For more information please contact:
Madeline Haiying Yu, CA
Hanfeng Evergreen Inc.
Chief Financial Officer
Email: info@hanfengevergreen.com
Phone: (416) 368-8588

Kevin O'Connor
Genoa Management Ltd.
Investor Relations
Email: koconnor@genoa.ca
Phone: (416) 962-3300

MANAGEMENT'S DISCUSSION AND ANALYSIS

November 6, 2007

Introduction

This management's discussion and analysis (MD&A) relates to the consolidated financial condition and results of operations of Hanfeng Evergreen Inc. ("Hanfeng") together with its subsidiaries in the People's Republic of China ("China"). As used herein, the word "Company" means, as the context requires, Hanfeng and its subsidiaries. The common shares of Hanfeng are listed on the Toronto Stock Exchange (the "Exchange"). Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of Canadian generally accepted accounting principles (Canadian GAAP). This MD&A should be read in conjunction with Hanfeng's unaudited consolidated financial statements for the three and nine months ended September 30, 2007 and notes thereto, and audited consolidated financial statements for the year ended December 31, 2006 and notes thereto and related MD&A. Additional information relating to Hanfeng Evergreen Inc. including its Annual Information Form can be found on Hanfeng's web site at www.hanfengevergreen.com or on the SEDAR web site for Canadian regulatory filings at www.sedar.com.

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Hanfeng bases its estimates on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

Unless otherwise indicated, all references to "$" or "dollars" in this report refer to the Canadian dollar.

Caution Regarding Forward Looking Information

Certain statements in this report, to the extent not based on historical events, are forward-looking statements based on certain assumptions and reflect Hanfeng's current expectations. Forward-looking statements include, without limitation, statements evaluating market and general economic conditions in the following sections, and statements regarding growth strategy and future-oriented project revenue, costs and expenditures. Actual results could differ materially from those projected and should not be relied upon as a prediction of future events. A variety of inherent risks, uncertainties and factors, many of which are beyond Hanfeng's control, affect the operations, performance and results of Hanfeng and its business, and could cause actual results to

differ materially from current expectations of estimated or anticipated events or results. Some of these risks, uncertainties and factors include the impact or unanticipated impact of: current, pending and proposed legislative or regulatory developments in the jurisdictions where Hanfeng operates, in particular in China; change in tax laws; political conditions and developments; intensifying competition from established competitors and new entrants in the greening and fertilizer industries; technological change; currency value fluctuation and changes in foreign exchange restrictions; changes in Chinese government support or restrictions on foreign investment; general economic conditions worldwide, as well as in China; Hanfeng's success in developing and introducing new products and services, constructing and operating new manufacturing facilities, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels. This list is not exhaustive of the factors that may affect any of Hanfeng's forward-looking statements. Additional information about the risks and uncertainties about Hanfeng's business is provided in its disclosure materials, including its Annual Information Form, on the SEDAR web site for Canadian regulatory filings at www.sedar.com. Hanfeng does not undertake to update any forward-looking information to reflect events or circumstances after the date on which such statement is made. Readers are cautioned not to put undue reliance on forward-looking statements.

Financial Results

(in thousands in Cdn$, except per share data)	3 months 2007	3 months 2006	*Change*	9 months 2007	9 months 2006	*Change*	12 months 2006
Sales	$ 31,642	$ 20,668	*53%*	$ 86,688	$ 35,546	*144%*	$ 59,849
Gross profit	$ 5,486	$ 3,862	*42%*	$ 16,307	$ 7,043	*132%*	$ 12,145
Gross profit (% of sales)	17.3%	18.7%	*(1.4%)*	18.8%	19.8%	*(1.0%)*	20.3%
Selling & General and Administrative expenses	$ 1,105	$ 759	*46%*	$ 2,889	$ 2,099	*38%*	$ 2,938
% of sales	3.5%	3.7%	*(0.2%)*	3.3%	5.9%	*(2.6%)*	4.9%
Depreciation (not in cost of goods sold)	$ 297	$ 214	*39%*	$ 828	$ 412	*101%*	$ 750
Research & Development expense	$ 107	$ 169	*(37%)*	$ 342	$ 478	*(28%)*	$ 603
Stock based compensation expense	$ 28	$ 47	*(40%)*	$ 886	$ 45	*91%*	$ 142
Interest expense (Income)	($ 827)	$ 267	*(410%)*	($ 662)	$ 377	*(276%)*	$ 473
Effective income tax rate	-	-	-	-	-	-	-
EBITDA from continuing operations (note)	$ 4,758	$ 3,470	37%	$ 14,313	$ 5,405	*165%*	$ 9,728
% of sales	15.0%	16.8%	*(1.8%)*	16.5%	15.2%	*1.3%*	16.3%
EBITDA after discontinued operations (note)	$ 4,758	$3,470	37%	$14,312	$6,113	*134%*	$10,557
Net income (loss):							
From continuing operations	$ 4,725	$ 2,451	*93%*	$ 12,643	$ 3,634	*248%*	$ 7,072
% of sales	14.9%	11.9%	*3.0%*	14.6%	10.2%	*4.4%*	11.8%
From discontinued operations	-	-		-	708		829
Net income	$ 4,725	$ 2,451	*93%*	$ 12,643	$ 4,342	*191%*	$ 7,901
From continuing operations:							
Basic EPS	$ 0.08	$ 0.05	*$ 0.03*	$ 0.23	$ 0.08	*$ 0.15*	$ 0.15
Diluted EPS	$ 0.08	$ 0.05	*$ 0.03*	$ 0.22	$ 0.08	*$ 0.14*	$ 0.15
After discontinued operations:							
Basic EPS	$ 0.08	$ 0.05	*$ 0.03*	$ 0.23	$ 0.10	*$ 0.13*	$ 0.17
Diluted EPS	$ 0.08	$ 0.05	*$ 0.03*	$ 0.22	$ 0.10	*$ 0.12*	$ 0.17
Weighted average number of shares *(in millions of shares)*							
For Basic EPS	61.2	47.8	*28%*	56.1	46.1	*22%*	46.6
For diluted EPS	61.8	48.0	*29%*	56.6	46.9	*21%*	47.4

Note: EBITDA is a non-GAAP financial measure, which the Company believes is meaningful information for purposes of performance evaluation. Hanfeng calculates it by adding (1) net income, (2) interest expense reported on the income statements (or deducting interest income), (3) depreciation expense reported as part of cost of goods sold on the income statements, (4) depreciation expense reported as a line item on the income statements and (5) income tax expense reported on the income statements. This might

not be the same definition used by other companies. Reconciliations to Canadian GAAP net income are as follows:

	3 months	3 months		9 months	9 months
(in thousands in Cdn$)	2007	2006		2007	2006
Net income from continuing operations	4,725	2,451		12,643	3,634
Add:					
Depreciation (a line item on income statements)	297	214		828	412
Depreciation (part of cost of goods sold)	563	538		1,504	982
Interest expense (income)	(827)	267		(662)	377
Income tax expense	-	-		-	-
EBITDA from continuing operations	4,758	3,470		14,313	5,405
Add: Net income from discontinued operations	-	-		-	709
EBITDA after discontinued operations	4,758	3,470		14,313	6,114

Results of operations

Sales increased by 53% in the third quarter and 144% in the first nine months of 2007 ("YTD") compared with the same periods last year mainly due to a significant year-over-year increase in production capacity.

Hanfeng's production capacity has been increasing very rapidly since the beginning of 2006 when its annual production capacity was 20,000 tonnes. By the end of 2006, with 3 new plants added during the year, production capacity had reached 350,000 tonnes per annum. Throughout 2007, Hanfeng has continued to increase capacity by doubling its blending capacity to 100,000 tonnes at the end of the first quarter, completing the construction of a 200,000 tonnes per annum NPK plant in Heilongjiang at the end of the second quarter, and completing construction of a 50,000 tonne SCF ("sulfur coated compound fertilizer") plant in Heilongjiang in October 2007, all as scheduled. Currently, Hanfeng's annual capacity is 600,000 tonnes and is expected to be 650,000 tonnes once commissioning on the SCF plant is completed. All facilities are 100% owned by the Company.

Due to extremely hot weather conditions in Jiangsu in July and August, Hanfeng's Jiangsu tower granulation plant (with an annual designed capacity of 100,000 tonnes) was shut-down as the high temperatures impeded the cooling process required to properly convert the fertilizer to solid form and meet Hanfeng's rigid quality control requirements. Concurrently, Hanfeng performed regular maintenance on the tower, as well as modified the plant to expand its product range in order to expand the product offering to the urban greening market. This plant has resumed commercial production at the end of the quarter and has been operating at full capacity.

As previously indicated, Hanfeng began commercial operations at its 200,000 tonnes per annum tower granulation plant in Heilongjiang during the third quarter. As at September 30, 2007, the plant was operating at 73% capacity. As Heilongjiang province is in

northeast China, summer temperatures are much more moderate and the Company does not anticipate the need to modify the Heilongjiang tower.

All other plants operated at a 91% capacity level in this quarter, except for the blending facility, where capacity levels were lower due to the slower sales season for blended products in summer. Finished goods inventory was approximately at the same level as reported at the end of the second quarter of 2007.

Gross profit increased significantly along with the increase in sales. Gross margin as a percentage of sales was 17.3% in the third quarter of 2007 and is lower than the previous quarters (19.7% for the first 6 months of 2007), mainly due to the raw material price increase. Similar to the world market, China has been experiencing price increases in conventional fertilizers as a result of increased demand. YTD Hanfeng's gross margin as a percentage of sales is 18.8% versus 19.8% in the same period in 2006.

Hanfeng's business is to add value to conventional fertilizers through its proprietary technology in order to increase fertilizer efficiency, crop yield, and reducing environmental pollution. In the long term, Hanfeng will benefit from increases in conventional fertilizer cost as slow and controlled release products demonstrate greater efficiency and increased economic benefit. However, in short term, Hanfeng will experience some lag time as the market adjusts.

Foreign exchange rate: Hanfeng currently incurs most of its sales and purchases in Renminbi ("RMB"); however, reports its financial results in Canadian dollars. The Canadian dollar has been appreciating against the RMB throughout 2007, with the rate increasing from 6.69 to 7.09 RMB to one Canadian dollar. This increase has had a negative impact on Canadian financial reporting. For example, the average selling price in RMB increased by almost 2% since the second quarter; however after translating into Canadian dollars the selling price decreased by 1.5%.

SG&A remains a small percentage of sales at 3.5% in the third quarter of 2007 and 3.3% YTD. These percentages are lower compared with the YTD of 2006, and comparable with the third quarter of 2006.

Interest income in the third quarter was derived from the short-term investment of excess cash generated by the $80.6 million in share subscriptions by Agrium Inc. and PetroChina in April 2007. The Company placed the funds in low-risk and short-term investment products. Hanfeng expects to utilize the cash for its production expansion projects in China.

EBITDA (from continuing operations) for the first 9 months of 2007 was $14.3 million, more than 1.7 times the total EBITDA generated in fiscal 2006. EBITDA as a percentage of sales is 15.0% in this quarter, lower than the 16.8% in the same quarter of 2006. YTD EBITDA percentage is 16.5% compared to 15.2% during the same period last year. The increase is due to the production scale increase and offset by the raw material cost increases in the 3rd quarter.

Income tax rate for Hanfeng is nil for 2007. The National People's Congress in China approved certain tax reforms on March 16, 2007. Details regarding the implementation are expected to be announced over time. In general, China will remove certain tax incentives that were only available to foreign companies in China. Hanfeng received all its tax incentives prior to March 16, 2007, which under the announced reform policy can be subject to limited grandfathering. While further confirmation of future tax rates are unavailable from the tax authorities, the following future income tax rates are estimated based on management's best understanding of the current situation. Based on the future production capacity allocation, the income tax rates in China will most likely be 0% in 2008, 9.6% for 2009 and 15% thereafter. These estimated rates may differ from the actual rates approved in the future.

Net income (from continuing operations) increased 93% in the quarter and 248% YTD compared with the same periods the prior year. Net income for the 9 months of 2007 was $12.6 million or close to 1.8 times the net income from the continuing operations in all of fiscal 2006.

Earnings per share from continuing operations ("EPS") were $0.08 for this quarter up from $0.05 in the same period last year. EPS YTD is $0.23, compared with $0.10 (including discontinued operations) for the same period in 2006 and $0.15 for all of fiscal 2006. A total of 12.9 million shares were issued in mid-April, representing dilution of 29% this quarter and 21% YTD.

Discontinued Operations

Hanfeng discontinued its nursery and landscaping businesses in May 2006. There have been no business activities from the discontinued operations since March 31, 2006.

Quarterly Results

	2007			2006				2005
in thousands $Cdn, except per share data	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Sales	31,642	30,877	24,169	24,303	20,668	12,750	2,128	3,136
Net income:								
Continuing operations	4,725	4,694	3,223	3,439	2,451	1,360	(177)	50
Discontinued operations	-	-	-	120	-	-	708	2,420
Total	4,725	4,694	3,223	3,559	2,451	1,360	531	2,470
Basic EPS:								
Continuing operations	0.08	0.08	0.07	0.07	0.05	0.03	-	-
Discontinued operations	-	-	-	-	-	-	0.01	0.05
Total	0.08	0.08	0.07	0.07	0.05	0.03	0.01	0.05
Diluted EPS:								
Continuing operations	0.08	0.08	0.07	0.07	0.05	0.03	-	-
Discontinued operations	-	-	-	-	-	-	0.01	0.06
Total	0.08	0.08	0.07	0.07	0.05	0.03	0.01	0.06

Note: the discontinued operations include landscaping and nursery businesses.

As shown in the above table, Hanfeng fertilizer sales and income have been increasing almost every quarter along with its production capacity increase from 20,000 tonnes per annum at one plant at the beginning of 2006, to 600,000 tonnes per annum from 6 plants as at September 30, 2007. Historically, it takes about three to four quarters before a new plant can produce at its expected operating capacity.

As the market demand is significant compared with Hanfeng's production capability, as well as Hanfeng's rapid production expansion, sales and income have not been significantly impacted by the seasonality factors in 2006 and 2007. In the future, as all plants are operated at normal capacity, Hanfeng expects some seasonality impact. In general, the plants in Heilongjiang province, located in the northeast region of China may experience slower sales in the winter and summer months. In general, the plants in Jiangsu province in the eastern region of China may experience slow sales in the summer months. Hanfeng is expected to have 450,000 tonnes per annum production capacity in Heilongjiang by April 2008 and its 250,000 tonnes per annum in Jiangsu location are currently fully operational.

In addition to the two production facilities in Heilongjiang and Jiangsu, Hanfeng is also expanding its production into various geographical regions of China, such as Shanxi province. The effect of seasonality from this project on Hanfeng's results is expected to be minimal.

Liquidity and capital resources

(In thousand except for ratios)	September 30, 2007	December 31, 2006
Current ratio *	7.6 : 1	1.6 : 1
Cash and Cash equivalent	46,380	2,104
Working capital	83,749	10,936
Total assets	177,965	108,072
Total debt	12,609	22,943
Loans payable (current portion)	9,289	13,492
Total equity	165,356	85,129
Debt / Equity **	7.6%	27%

* Current ratio = Current Assets / Current Liabilities

** Debt to Equity = Total Debt / Total Equity

Compared with the 2006 year-end, current assets increased by approximately $67.4 million to $96.4 million as at September 30, 2007. The increase was due to several factors including a $44.3 million increase in cash and cash equivalents, a $9.7 million increase in term deposit, a $12.4 million increase in prepaid inventories, and a $1.6 million increase in inventory, offset by a $0.5 million decrease in receivables. The increases in prepaid inventory and inventory were primarily due to more raw material purchases as the result of anticipated price increases. The slight decrease in receivables resulted from collections from major accounts before the end of the current quarter.

Current liabilities decreased at the end of the current quarter to $12.6 million versus $18.1 million as at December 31, 2006. The decrease is attributable to paying back all loans with excess cash on hand, offset by the withdrawal of a working capital loan at the end of September. There is no long term debt outstanding as of the end of this quarter.

Cash used by operating activities increased by $4.2 million quarter-over-quarter primarily due to higher working capital requirements at the end of the current quarter as production increased. Cash used by operating activities decreased by $1.0 million year-over-year mainly due to the significant increase in sales, offset by the increased working capital needs at period end.

YTD cash used by financing activities relates primarily to the loan repayment mentioned above. At the end of the quarter, a working capital loan of 70 million RMB was withdrawn. Cash used to purchase fixed assets includes costs in the quarter associated with the construction of the sulfur coated compound fertilizer plant at the Heilongjiang facility, and the additional land purchased at Heilongjiang in the second quarter of this year.

Licenses

Hanfeng and Agrium amended the existing exclusive licensing agreement for the production technologies for sulphur-coated urea ("SCU") in order to allow for the construction of additional SCU plants in China. On April 5, 2007, Hanfeng established a

new wholly-owned subsidiary ("Holdco") which holds the rights to the SCU agreement. The purpose of Holdco will be to explore new SCU projects and joint venture opportunities, like the agreement with Fengxi Fertilizer Company ("Fengxi")(announced in August 2007) , in China. The Company has granted Agrium an option to acquire 50 percent of Holdco. The option may be exercised at any time between 6 and 24 months after April 18, 2007.

Capital structure

As at November 6, 2007, the date of this report, there were

- 61.2 million common shares outstanding
- 0.7 million options outstanding, with a weighted average exercise price of $2.76

Changes in accounting policies

On January 1, 2007, the Company adopted The Canadian Institute of Chartered Accountants Handbook Section 1530 "Comprehensive Income", Section 3251 "Equity", Section 3855 "Financial Instruments - Recognition and Measurement", Section 3861 "Financial Instruments - Disclosure and Presentation", and Section 3865 "Hedges".

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with GAAP.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them.

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held to maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.

Non-financial derivatives must be recorded at fair value on the balance sheet unless they are exempt from derivative treatment based on upon expected purchase, sale or usage requirements. All changes in their fair value are recorded in net income unless cash flow hedge accounting is applied, in which cash changes in fair value are recorded in other comprehensive income.

Section 3855 also requires embedded derivatives to be identified and separated from the related host contract and be measured at fair value. Subsequent changes in fair value of embedded derivatives are recognized in the consolidated statement of operations in the period the change occurs.

Upon adoption of these new standards, the Company designated its cash and short term investments as held-for-trading, which are measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Bank indebtedness, accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost, using the effective interest rate method. As a result, the deferred financing cost account has been netted against the loan payable account on the balance sheet as of January 1, 2007.

Except for the reclassification noted below, the adoption of these standards had no impact on the financial statements of the Company. As required, prior periods have not been revised except to classify unrealized foreign currency translation gains or losses related to foreign operations in accumulated comprehensive loss.

The adoption of this standard on January 1, 2007 resulted in the following changes: an elimination of deferred financing cost on the balance sheet as it is now part of the loan payable when it is measured at amortized cost. There is no impact on the income statements and cash flow statements. In April 2007, when the relevant loan was fully required, the related deferred financing cost was booked against interest expenses on the income statement of that period. In addition, Hanfeng added two statements starting from this period, namely "Consolidated Statements of Other Comprehensive Income" and "Consolidated Statement of Changes in Shareholders' Equity".

Future accounting standards:

The Company adopted Section 1506 – Accounting Changes, the only effect of which is to provide disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective. This is the case with Section 3031 – Inventory; Section 1535 – Capital; Section 3862 – Financial Instruments Disclosures; and Section 3863 - Financial Instruments - Presentations; which are required to be adopted for fiscal years beginning on or after October 1, 2007. The Company is currently evaluating the impact of these new handbook sections on the consolidated financial statements and will adopt the sections commencing fiscal 2008.

Outlook

Hanfeng has successfully established production facilities in two primary agriculture regions of China, with a total annual designed production capacity expected to be 700,000 tonnes per annum by April 2008, all 100% owned by Hanfeng. As the largest producer of slow and controlled release fertilizers in China, Hanfeng also helped China's National Products Standard Committee set up the Chemical Industry Standards for SCU in September 2007. This has significantly elevated Hanfeng's status in the fertilizer industry.

With an established leading brand and proven technology in China, Hanfeng is ready to further expand into different geographical regions of the country. Hanfeng's strategy is to enter different regions through joint venture alliances with dominant local urea producers. The joint ventures provide a low cost and lower risk expansion model as Hanfeng's slow release fertilizer plant is built at the urea producers existing facility. Urea producers benefit from the joint venture with Hanfeng through the upgrade of its product and by blending its urea with slow release fertilizers. The first joint venture was set up in August 2007 in Shanxi province with Fengxi, a major gas-based urea producer and one of the top 10 urea producers in the country. Hanfeng is currently in discussions with other urea producers in various regions of China and expects to continue to grow its production and expand geographically throughout China utilizing this model.

Hanfeng has also revised its construction schedule for the joint venture project with Fengxi due to delays in obtaining the JV business license. The Company now expects to complete the initial phase in July 2008 instead of April as originally anticipated. Changes and revisions to the approval process adopted by the Chinese government in 2007 have caused the delay.

Risks

Hanfeng has deployed all resources to its fertilizer business. Please see more risk disclosure in the 2006 year end MD&A.

Form 52-109F2 - *Certification of Interim Filings*

I, Xinduo Yu, the Chief Executive Officer of Hanfeng Evergreen Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Hanfeng Evergreen Inc., (the issuer) for the interim period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 6, 2007

"Signed"

Name: Xinduo Yu
Title: CEO & President

Form 52-109F2 - *Certification of Interim Filings*

I, Madeline Haiying Yu, the Chief Financial Officer of Hanfeng Evergreen Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Hanfeng Evergreen Inc., (the issuer) for the interim period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 6, 2007

"Signed"

Name: Madeline Haiying Yu
Title: CFO

Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

HANFENG EVERGREEN INC.

Three and nine months ended September 30, 2007 and 2006

HANFENG EVERGREEN INC.

Consolidated Balance Sheets
(Expressed in thousands of Canadian dollars)

	September 30, 2007 (Unaudited)	December 31, 2006
Assets		
Current assets:		
Cash and cash equivalents (note 5)	$ 46,380	$ 2,104
Term deposit (note 6)	10,000	316
Accounts receivable	4,854	5,394
Prepaid inventory and expenses	24,005	11,636
Inventories	11,119	9,555
	96,358	29,005
Deferred financing cost (note 2)	-	294
Deferred development costs	497	532
Intangible assets	804	1,104
Construction in progress	5,815	16,879
Property, plant and equipment	74,491	60,458
	$ 177,965	$ 108,072
Liabilities and Shareholders' Equity		
Current liabilities:		
Loans payable (note 6)	$ 9,289	$ 13,492
Accounts payable and accrued liabilities	2,969	2,897
Advances from customers	286	1,607
Income taxes payable	65	73
	12,609	18,069
Long-term debt (note 6)	-	4,874
Shareholders' equity:		
Share capital: (note 7)		
Common shares	125,101	44,417
Contributed surplus (note 7)	1,040	1,024
Accumulated other comprehensive loss	(17,646)	(4,530)
Retained earnings	56,861	44,218
	165,356	85,129
	$ 177,965	$ 108,072

See accompanying notes to unaudited interim consolidated financial statements.

On behalf of the Board:

Graham Warren Director Robert Beutel Director

HANFENG EVERGREEN INC.

Consolidated Statements of Income and Retained Earnings
(Expressed in thousands of Canadian dollars)
(unaudited)

	Three months ended September 30 2007	Three months ended September 30 2006	Nine months ended September 30 2007	Nine months ended September 30 2006
Sales	$ 31,642	$ 20,668	$ 86,688	$ 35,546
Cost of goods sold	26,156	16,806	70,381	28,503
Gross profit	5,486	3,862	16,307	7,043
Expenses:				
Selling	318	80	568	437
General and administrative	787	679	2,321	1,662
Depreciation and amortization	297	214	828	412
(Gain) loss on disposal	(81)	-	(80)	18
Research and development	107	169	342	478
Foreign exchange loss (gain)	132	(45)	261	(20)
Stock-based compensation	28	47	86	45
	1,588	1,144	4,326	3,032
Operating income	3,898	2,718	11,981	4,011
Interest (income) expense, net	(827)	267	(662)	377
Income from continuing operations before income taxes	4,725	2,451	12,643	3,634
Income taxes	-	-	-	-
Net income from continuing operations	4,725	2,451	12,643	3,634
Net income from discontinued operations (note 9)	-	-	-	708
Net income	4,725	2,451	12,643	4,342
Retained earnings, beginning of period			44,218	36,317
Retained earnings, end of period			$ 56,861	$ 40,659
Income per share from continuing operations:				
Basic	$ 0.08	$ 0.05	$ 0.23	$ 0.08
Diluted	$ 0.08	$ 0.05	$ 0.22	$ 0.08
Income per share from discontinued operations				
Basic	$ 0.00	$ 0.00	$ 0.00	$ 0.02
Diluted	$ 0.00	$ 0.00	$ 0.00	$ 0.02
Income per share				
Basic	$ 0.08	$ 0.05	$ 0.23	$ 0.10
Diluted	$ 0.08	$ 0.05	$ 0.22	$ 0.10
Weighted average number of common shares outstanding:				
Basic	61,209,516	47,783,455	56,054,889	46,162,847
Diluted	61,806,051	48,035,170	56,644,680	46,854,229

See accompanying notes to unaudited interim consolidated financial statements.

HANFENG EVERGREEN INC.

Consolidated Statements of Comprehensive Loss
(Expressed in thousands of Canadian dollars)
(Unaudited)

	Three months ended September 30, 2007	Three months ended September 30, 2006	Nine months ended September 30, 2007	Nine months ended September 30, 2006
Net income	$ 4,725	$ 2,451	$ 12,643	$ 4,342
Other comprehensive loss				
Net gain (loss) on translation of net foreign operations	(6,143)	731	(13,116)	(1,567)
Total comprehensive income	(1,418)	3,182	(473)	2,775

Consolidated Statements of Changes in Shareholders' Equity
(Expressed in thousands of Canadian dollars)
(Unaudited)

	9 months ended September 30, 2007	9 months ended September 30, 2006
Common Shares		
Balance at beginning of period	$ 44,417	$ 32,776
Issuance of new shares	80,605	1,104
Share issuance cost	(283)	-
Exercise of warrants	129	7,522
Exercise of stock options	233	2,112
Balance at end of period	125,101	43,514
Contributed surplus		
Balance at beginning of period	1,024	1,725
Stock-based compensation expense	100	194
Transfer to common stock for stock options exercised	(70)	(685)
Reduction due to cancellation of non-vested stock options	(14)	(149)
Balance at end of period	1,040	1,085
Retained Earnings		
Balance at beginning of period	44,218	36,317
Net income	12,643	4,342
Balance at end of period	56,861	40,659
Accumulated other comprehensive loss		
Balance at beginning of period	(4,530)	(7,700)
Translation of net foreign operations	(13,116)	(1,567)
Balance at end of the period	(17,646)	(9,267)
Total Shareholders' Equity	$ 165,356	$ 75,991

HANFENG EVERGREEN INC.

Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)

(unaudited)

	Three months ended September 30, 2007	Three months ended September 30, 2006	Nine months ended September 30, 2007	Nine months ended September 30, 2006
Cash provided by (used in):				
Operating activities:				
Net income from continuing operations	$ 4,725	$ 2,451	$ 12,643	$ 3,634
Items not involving cash:				
Depreciation and amortization	950	753	2,689	1,394
(Gain)loss on disposal of property, plant and equipment	(78)	-	(80)	18
Non-cash interest expense	15	125	284	125
Stock-based compensation	29	47	86	45
	5,641	3,376	15,622	5,216
Change in non-cash operating working capital related to continuing operations (note 10b)	(14,825)	(8,403)	(20,305)	(10,245)
Cash provided by (used in) operating activities of continuing operations	(9,184)	(5,027)	(4,683)	(5,029)
Cash used in operating activities of discontinued operations	-	-	-	(639)
Cash provided by (used in) operating activities	(9,184)	(5,027)	(4,683)	(5,668)
Financing activities:				
Increase in short term investments	(10,000)	(5)	(9,684)	8
(Repayment of) proceeds from bank loan	8,809	260	(14,575)	4,552
New shares issued	35	176	80,897	8,948
Increase in deferred financing cost	-	-	-	(426)
Share issuance cost paid	-	-	(283)	-
Cash provided by financing activities	(1,156)	431	56,355	13,082
Investing activities:				
Deposit and acquisition of property, plant, equipment and intangible assets	(8,305)	(98)	(8,924)	(10,473)
Proceeds from disposition of property, plant and equipment	2,306	-	2,408	16
Increase in deferred development cost	-	(46)	(26)	(124)
Cash used in investing activities of continuing operations	(5,999)	(144)	(6,542)	(10,581)
Cash provided by investing activities of discontinued operation	-	-	-	9,375
Cash used in investing activities	(5,999)	(144)	(6,542)	(1,206)
Effect of exchange rate change on cash	(1,272)	68	(854)	(119)
Increase in cash and cash equivalents	(17,611)	(4,672)	44,276	6,089
Cash and cash equivalents, beginning of the period	63,991	12,412	2,104	1,651
Cash and cash equivalents, end of period	$ 46,380	$ 7,740	$ 46,380	$ 7,740

Supplemental cash flow information (note 10(a)).

See accompanying notes to unaudited interim consolidated financial statements.

The Company was incorporated under the Canada Business Corporations Act on December 6, 1996. It manufactures and distributes fertilizer for the agricultural market in China.

1. Basis of presentation:

These interim consolidated financial statements (the "financial statements") have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP") and include the accounts of Hanfeng Evergreen Inc. and its subsidiaries in the People's Republic of China ("China"). These financial statements have been prepared by management of the Company using the same accounting policies and methods as the most recent annual financial statements of the Company, except as discussed in Note 2. These financial statements do not contain all disclosures required by Canadian GAAP for annual financial statements and, accordingly, the financial statements should be read in conjunction with the most recently prepared annual financial statements for the year ended December 31, 2006.

2. Changes in accounting policies:

On January 1, 2007, the Company adopted The Canadian Institute of Chartered Accountants Handbook Section 1530 "Comprehensive Income", Section 3251 "Equity", Section 3855 "Financial Instruments - Recognition and Measurement", Section 3861 "Financial Instruments - Disclosure and Presentation", and Section 3865 "Hedges".

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with GAAP.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them.

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. Under Section 3855, financial instruments must be

2. Changes in accounting policies (continued):

classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held to maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.

Non-financial derivatives must be recorded at fair value on the balance sheet unless they are exempt from derivative treatment based on upon expected purchase, sale or usage requirements. All changes in their fair value are recorded in net income unless cash flow hedge accounting is applied, in which cash changes in fair value are recorded in other comprehensive income.

Section 3855 also requires embedded derivatives to be identified and separated from the related host contract and be measured at fair value. Subsequent changes in fair value of embedded derivatives are recognized in the consolidated statement of operations in the period the change occurs.

Upon adoption of these new standards, the Company designated its cash and short term investments as held-for-trading, which are measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Loan payable, accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost, using the effective interest rate method. As a result, the deferred financing cost account has been netted against the loan payable account on the balance sheet as of January 1, 2007. In April 2007, when the relevant loan was fully repaid, the related deferred financing cost was booked against interest expenses on the income statement of that period.

Except for the reclassification noted above, the adoption of these standards had no impact on the financial statements of the Company. As required, prior periods have not been revised except to classify unrealized foreign currency translation gains or losses related to foreign operations in accumulated comprehensive loss.

3. Future accounting standards:

The Company adopted Section 1506 – Accounting Changes, the only effect of which is to provide disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective. This is the case with Section 3031 – Inventory; Section 1535 – Capital; Section 3862 – Financial Instruments Disclosures; and Section 3863 - Financial Instruments - Presentation; which are required to be adopted for fiscal years beginning on or after October 1, 2007. The Company is currently evaluating the impact of these new handbook sections on the consolidated financial statements and will adopt the sections commencing fiscal 2008.

4. Seasonality:

Interim results are not necessarily indicative of the results for other quarters. The Company does not earn its revenue and incur costs evenly throughout the year. As the Company's fertilizer production increases, some seasonality is expected. In general, the plant in Heilongjiang province, the Northeast region of China may experience slow sales in the winter and the summer. The plants in Jiangsu Province, the China Southeast region, may experience slow sales in the summer.

5. Cash and cash equivalents:

Cash and cash equivalents consist of cash and short-term deposits maturing within ninety days of the original date of acquisition and are stated at cost plus accrued interest, which approximates fair value.

6. Loans payable:

	September 30 2007	December 31 2006
	(In thousands)	
Revolving credit facility	$ -	$ 2,050
Working capital loan	9,289	7,465
Export Development Canada loan	-	3,977
Construction loan	-	4,874
	9,289	18,366
Less current portion	9,289	13,492
	$ -	$ 4,874

6. **Loans payable (continued) :**

In 2007, the Company paid off all loans payable from 2006. In September 2007, the Company entered into a working capital loan which was an RMB revolving credit facility agreement with one of local banks in China for maximum principal amount of RMB 70 million ($Cdn 9.3 million). It expires in April 2008, bearing an interest rate of 90% of the prescribed rate (currently at 6.48%) by the People's Bank of China. It is secured by a term deposit in Canada.

7. **Share capital:**

(a) issued common shares:

	Number of shares	Amount
		(In thousands)
Balance, December 31, 2005	43,753,944	$ 32,776
Issuance of new shares	500,000	1,104
Exercise of warrants at $2.50 per share	2,788,750	6,972
Exercise of warrants at $2.35 per share	165,159	388
Exercise of warrants at $2.00 per share	275,000	550
Exercise of stock options at $1.76 per share, transfer from contributed surplus of $108,103 attributed to stock-based compensation recognized	150,000	372
Exercise of stock options at $3.00 per share, transfer from contributed surplus of $725,690 attributed to stock-based compensation recognized	500,000	2,226
Exercise of stock options at $3.80 per share, transfer from contributed surplus of $9,456 attributed to stock-based compensation recognized	5,000	29
Balance, December 31, 2006	48,137,853	44,417
Issuance of new shares	12,959,000	80,605
Share issuance cost		(283)
Exercise of warrants at $2.35	55,054	129
Exercise of stock option at $1.76 per share, transfer from contributed surplus of $ 47,650 attributed to stock-based compensation recognized	50,000	136
Exercise of stock option at $3.00 per share, transfer from contributed surplus of $ 22,161 attributed to stock-based compensation recognized	25,000	97
Balance, September 30, 2007	61,226,907	$ 125,101

On April 18, 2007, the Company issued 11,959,000 shares to a subsidiary of Agrium Inc. ("Agrium") and 1,000,000 shares to a subsidiary of PetroChina Petrochemical Company, both at a $6.22 per share for total proceeds of $80.6 million.

7. **Share capital (continued):**

The Company and Agrium also amended the existing exclusive licensing agreement regarding production technologies for sulphur-coated urea ("SCU"). On April 5, 2007, Hanfeng established a new wholly-owned subsidiary ("Holdco") which holds the rights to the SCU agreement. The purpose of Holdco will be to explore new SCU projects and joint venture opportunities in China. The Company has granted Agrium an option to acquire 50 percent of Holdco. The exercise price will be 50% of total Holdco's investment in SCU projects in China until the exercise date, plus a commercial rate of interest. The option may be exercised at any time between 6 and 24 months after April 18, 2007.

(b) Warrants:

As at September 30, 2007, no warrants were outstanding.

	Number of shares
Warrants outstanding at December 31, 2006	55,054
Exercise of warrants	(55,054)
Warrants outstanding at September 30, 2007	-

(c) Stock option plan:

	Options	Weighted average exercise price
Options outstanding, December 31, 2005	1,495,000	$ 2.69
Granted	185,000	3.30
Cancelled	(200,000)	3.00
Exercised	(655,000)	2.72
Options outstanding, December 31, 2006	825,000	2.73
Cancelled	(20,000)	3.80
Exercised	(75,000)	2.17
Options outstanding, September 30, 2007	730,000	$ 2.76

7. Share capital (continued):

(d) Contributed surplus:

	(In thousands)
Balance, December 31, 2005	$ 1,725
Stock-based compensation expense	291
Transfer to common stock for stock options exercised	(843)
Reduction due to cancellation of non-vested stock options	(149)
Balance, December 31, 2006	1,024
Stock-based compensation expense	100
Transfer to common stock for stock option exercised	(70)
Reduction due to cancellation of non-vested stock options	(14)
Balance, September 30, 2007	$ 1,040

(e) The computations for basic and diluted earnings per share are as follows:

(in thousands)	Nine months ended September 30, 2007	Nine months ended September 30, 2006	Three months ended September 30, 2007	Three months ended September 30, 2006
Numerator:				
Net income (loss) from:				
Continued operations	$ 12,643	$ 3,634	$ 4,725	$ 2,451
Discontinued operations	-	708	-	-
	12,643	4,342	4,725	2,451
Denominator:				
Weighted average number of common shares outstanding:				
Basic	56,055	46,162	61,210	47,783
Effect of stock options	568	273	596	252
Effect of warrants	22	418	-	-
Diluted	56,645	46,854	61,806	48,035

8. Discontinued operations:

To expand its fertilizer business in China, the Company made the decision to discontinue its nursery business in 2005. The revenue in 2006 was nil. The gain from sale of remaining assets in the first quarter of 2006 was $0.8 million. For the same reason, on May 9, 2006, the Company discontinued its landscaping business. The landscaping revenue in 2006 was approximately $0.06 million and there were no assets related to this business for sale. There were no activities related to these discontinued businesses after the first quarter of 2006. The net income from the two discontinued businesses was $0.7 million in 2006.

9. Financial instruments:

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The Company is exposed to currency risk as its subsidiaries' functional currency is Renminbi ("RMB"). Unfavourable changes in the applicable exchange rate may result in a decrease or increase in the accumulated other comprehensive loss. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

During the first nine months of 2007, two customers individually comprised 12% and 31% of sales. As at September 30, 2007, 34% of accounts receivable was related to these customers. During the first nine months of 2007, two suppliers individually accounted for 31% and 29% of the total purchases.

10. Consolidated statements of cash flows:

(a) Supplemental cash flow information:

(in thousands)	Three months ended September 30 2007	2006	Nine months ended September 30 2007	2006
Supplemental cash flow information:				
Interest paid	$ (827)	$142	$ (662)	$ 252
Income taxes paid	-	-	-	463
Supplemental disclosure of non-cash transactions:				
Minority interest purchased by new shares issued	-	-	-	1,104
Heilongjiang plant construction Financed by the contractor	-	5,205	(11,570)	9,170

(b) Change in non-cash working capital:

(in thousands)	Three months ended September 30 2007	2006	Nine months ended September 30 2007	2006
Decrease (increase) in accounts receivable	$ 1,046	$ (843)	$ (59)	$ (3,367)
Increase *in prepaid inventory and* expenses	(19,585)	(5,700)	(14,818)	(5,115)
(Decrease) increase in inventories	3,001	(743)	(2,870)	(2,430)
Increase (decrease) in accounts payable and accrued liabilities	815	(920)	(1,319)	556
(Decrease) increase in advance from customers	(102)	(197)	(1,239)	110
	$ (14,825)	$ (8,403)	$ (20,305)	$ (10,246)

11. Production expansion:

In August 2007, the Company entered into a 50/50 joint venture agreements with Shanxi Fengxi Fertilizer Industry (Group) Ltd. to build and operate a 50,000 tonne per annum SCU production facility in Shanxi province in China. It is expected to be completed in April 2008. Estimated cost of this facility is approximately RMB50 million ($Cdn. 6.6 million), of which 50% will be paid by the Company.

12. Comparative figures:

Certain 2006 comparative figures have been reclassified to conform with the financial statement presentation adopted in 2007.

For immediate release

Hanfeng Evergreen Inc.
www.hanfengevergreen.com

Hanfeng

TSX Symbol: HF

HANFENG REPORTS THIRD QUARTER AND NINE MONTH RESULTS

TORONTO, November 7, 2007 – Hanfeng Evergreen Inc. ("Hanfeng" or the "Company") today announced sales of $31.6 million for the quarter ended September 30, 2007 compared to $20.7 million in the same quarter of 2006. EBITDA from continuing operations in the third quarter of 2007 was $4.8 million, compared with $3.5 million in the same period in 2006. Net income from continuing operations was $4.7 million for the quarter compared to $2.5 million in 2006. Earnings per share ("EPS") from continuing operations were $0.08 for the third quarter of 2007 compared to $0.05 in the same period in 2006.

For the nine months ended September 30, 2007, Hanfeng reported sales of $86.7 million compared to $35.5 million in the same period in 2006. EBITDA from continuing operations in the first nine months of 2007 was $14.3 million, compared with $5.4 million in the same period in 2006. Net income from continuing operations was $12.6 million for the nine month period ended September 30, 2007 compared with $3.6 million in 2006. Earnings per share ("EPS") from continuing operations were $0.23 ($0.22 fully diluted) for the nine month period compared to $0.08 ($0.08 fully diluted) for the same period in 2006. Net income and EPS including discontinued operations was $4.3 million and $0.10 respectively in the nine month period of 2006. The EPS increases in the quarter and the first nine months of 2007 are after consideration of the dilution from the April share issuance to Agrium Advanced Technologies ("Agrium") and PetroChina Ningxia Petrochemical Company ("PetroChina"). Total shares issued in mid-April were 12.9 million shares, representing dilution of 29% this quarter and 21% year-to-date.

While EDITDA and net income grew substantially in the three and nine month periods in 2007, both were affected by lower margins in the third quarter. Gross margin as a percentage of sales was 17.3% in the third quarter of 2007 versus 18.7% in the same period in 2006, primarily due to raw material price increases. Similar to the world market, China has been experiencing price increases in conventional fertilizers as a result of increased demand. In the long term, Hanfeng will benefit from increases in conventional fertilizer cost as slow and controlled release products demonstrate greater efficiency and increased economic benefit. However, in the short term, Hanfeng will experience some lag time as the market adjusts. For the nine month period, Hanfeng's gross margin as a percentage of sales was 18.8% versus 19.8% in the same period in 2006.

Production from all facilities in the first nine months of 2007 exceeded 260,000 tonnes versus approximately 103,000 tonnes in the same period of 2006. Although Hanfeng has been successful in steadily increasing its production base, production at the Jiangsu tower granulation plant (with an annual designed capacity of 100,000 tonnes) was constrained in the third quarter due to extremely hot weather conditions in July and August. The tower was shut-down for a majority of the quarter as high temperatures impeded the cooling process required to properly convert the fertilizer to solid form and meet Hanfeng's rigid quality control requirements. During the shut-down, Hanfeng performed regular

maintenance on the tower, as well as modified the plant in order to expand its product offering to the urban greening market. The plant resumed commercial production at the end of the quarter and has been operating at full capacity.

As at September 30, 2007, Hanfeng reported cash, cash equivalents, and term deposits of $56.4 million and working capital of $83.7 million versus $2.1 million and $10.9 million respectively at December 31, 2006. At September 30, 2007, long term debt was $nil and current bank debt was $9.3 million versus long term debt of $4.9 million and current bank debt of $13.5 million at December 31, 2006.

Business Highlights

- In September 2007, China's National Products Standard Committee approved Hanfeng's SCU product specifications to be the National Chemical Industry Standards. This has significantly elevated Hanfeng's brand image and industry status in the country.
- Hanfeng entered into a joint venture agreement in August 2007 in Shanxi province with Fengxi Fertilizer Company, a major gas-based urea producer and one of the top 10 urea producers of the country. The initial 50,000 tonnes per annum SCU plant can be expanded after successful commissioning and operations. This is the first joint venture that Hanfeng materialized under its geographical expansion strategy in China. Hanfeng has also revised its construction schedule for the project due to delays in obtaining the JV business license. The Company now expects to complete the initial phase in July 2008 instead of April as originally anticipated. Changes and revisions to the approval process adopted by the Chinese government in 2007 have caused the delay.
- During the quarter, Hanfeng began commercial operations at the 200,000 tonnes per annum Prill Tower NPK plant at its Heilongjiang facility. The plant utilizes Hanfeng's own proprietary Urea Formaldehyde / Methylene Urea ("UF/MU") technology to produce NPK products which can be customized using various nitrogen sources to fit customer requirements. With the addition of this plant, Hanfeng's total annual designed fertilizer production capacity increased to 600,000 tonnes.
- Hanfeng completed construction and began commissioning of the first 50,000 tonnes of a sulfur coated compound fertilizer plant at the Heilongjiang facility in October 2007. Hanfeng expects to reach 700,000 tonnes of annual design capacity from its wholly-owned facilities in the first half of 2008 with the completion of its 50,000 tonne resin coated compound fertilizer plant in Heilongjiang.

Summary Financial Results

(in thousands of $Cdn except per share data)	For the 9 months ended Sept 30			For the 3 months ended Sept 30		
	2007	2006	change	2007	2006	Change
Sales	86,688	35,546	144%	31,642	20,668	53%
Gross profit	16,307	7,043	132%	5,486	3,862	42%
Net income before discontinued operations	12,643	3,634	248%	4,725	2,451	93%
Net income from discontinued operations	-	708		-	-	
Net earnings	12,643	4,342	191%	4,725	2,451	93%
From continuing operations:						
Basic EPS	0.23	0.08		0.08	0.05	
Diluted EPS	0.22	0.08		0.08	0.05	
After discontinued operation:						
Basic EPS	0.23	0.10		0.08	0.05	
Diluted EPS	0.22	0.10		0.08	0.05	
Weighted average number of shares (in millions of shares)						
Basic	56.1	46.1	22%	61.2	47.8	28%
Fully Diluted	56.6	46.9	21%	61.8	48.0	29%

Note a: discontinued operations include nursery and landscaping businesses that were discontinued in 2005 and 2006 respectively. Comparative statements have been reclassified to present these businesses as discontinued operations.

Balance Sheet Highlights

(In thousands of $Cdn except for ratios)	September 30, 2007	December 31, 2006
Current ratio *	7.6 : 1	1.6 : 1
Cash and Cash equivalent	46,380	2,104
Working capital	83,749	10,936
Total assets	177,965	108,072
Total debt	12,609	22,943
Loans payable (current portion)	9,289	13,492
Total equity	165,356	85,129
Debt / Equity **	7.6%	27%

* Current ratio = Current Assets / Current Liabilities

** Debt to Equity = Total Debt / Total Equity

Compared with the 2006 year-end, current assets increased by approximately $67.4 million to $96.4 million as at September 30, 2007. The increase was due to several factors including a $44.3 million increase in cash and cash equivalents, a $9.7 million increase in term deposit, a $12.4 million increase in prepaid inventories, and a $1.6 million increase in inventory, offset by a $0.5 million decrease in receivables. The increase in term deposit and cash and cash equivalents was primarily due to $74.4 million raised by subscription agreements from Agrium in April this year. The increases in prepaid inventory and inventory were primarily due to more raw material purchases in anticipation of price increases. The slight decrease in receivables was the result of collections from major accounts prior to the end of the current quarter.

Current liabilities decreased at the end of the current quarter to $12.6 million versus $18.1 million as at December 31, 2006. The decrease is attributable to the repayment of all loans with excess cash on hand, offset by withdrawal of a working capital loan at the end of September. The Company had no long term debt as at the end of the quarter.

Hanfeng Evergreen Inc. will host a conference call to discuss its third quarter 2007 financial results. Ms. Madeline Yu, CFO and Robert Beutel, Chairman of the Board, will host the call.

Date:	Thursday, November 8, 2007
Time:	10:00 am Eastern
Dial In Number:	416-641-6136 or 1-866-299-8690
Taped Replay:	695-5800 or 1-800-408-3053 (available for 7 days)
Taped Replay Pass code:	3240871

Live webcast link: http://events.onlinebroadcasting.com/hanfeng/110807/index.php

About Hanfeng Evergreen Inc.

Hanfeng is the largest producer of slow and controlled release fertilizers marketing China. Hanfeng was the first to introduce the concept of slow and controlled release fertilizers into China's agriculture market with its establishment of the first commercial scale slow-release fertilizer production in China. All production facilities are located in prime agricultural regions of China. The Company is headquartered in Toronto, Ontario and its shares trade on the Toronto Stock Exchange.

This press release contains forward-looking statements based on current expectations. These forward-looking statements entail various risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Risks and uncertainties about Hanfeng's business are more fully discussed in the Company's disclosure materials, including its annual information form and MD&A, filed with the securities regulatory authorities in Canada. All amounts are stated in Canadian dollars except for noted otherwise.

For more information please contact:

Madeline Haiying Yu, CA
Hanfeng Evergreen Inc.
Chief Financial Officer
Email: info@hanfengevergreen.com
Phone: (416) 368-8588

Kevin O'Connor
Genoa Management Ltd.
Investor Relations
Email: koconnor@genoa.ca
Phone: (416) 962-3300

For immediate release

Hanfeng Evergreen Inc.
www.hanfengevergreen.com

Hanfeng

TSX Symbol: HF

HANFENG THIRD QUARTER FINANCIAL RESULTS CONFERENCE CALL NOTIFICATION

Toronto, ON, October 29, 2007 – Hanfeng Evergreen Inc. (Hanfeng or the Company), a leading provider of slow and controlled release fertilizers in China, announced today that it will hold a conference call on Thursday, November 8, 2007, to discuss financial results for the third quarter ended September 30, 2007. Ms. Madeline Yu, CFO and Mr. Robert Beutel, Chairman of the Board, will host the call.

Date:	Thursday, November 8, 2007
Time:	10:00 am Eastern
Dial In Number:	416-641-6136 or 1-866-299-8690
Taped Replay:	416-695-5800 or 1-800-408-3053 (available for 7 days)
Taped Replay Passcode:	3240871

Live webcast link: http://events.onlinebroadcasting.com/hanfeng/110807/index.php

About Hanfeng Evergreen Inc.
Hanfeng is the largest producer of slow and controlled release fertilizers marketing in China. Hanfeng was the first to introduce the concept of slow and controlled release fertilizers into China's agriculture market with its establishment of the first commercial scale slow-release fertilizer production in China. All production facilities are located in prime agricultural regions of China. The Company is headquartered in Toronto, Ontario and its shares trade on the Toronto Stock Exchange.

- 30 -

For more information, please contact:
Madeline Haiying Yu, CA
Hanfeng Evergreen Inc.
Chief Financial Officer
Email: info@hanfengevergreen.com
Phone: (416) 368-8588

Kevin O'Connor
Genoa Management Ltd.
Investor Relations
Email: koconnor@genoa.ca
Phone: 416-962-3300

For immediate release

Hanfeng Evergreen Inc.
www.hanfengevergreen.com

Hanfeng

TSX Symbol: HF

HANFENG TO PRESENT AT CIBC INDUSTRIALS CONFERENCE

Toronto, ON, October 2, 2007 – Hanfeng Evergreen Inc. ("Hanfeng"), a leading producer of slow and controlled release fertilizers in China, today announced that it will present at the CIBC World Market 2nd Annual Industrials Conference, scheduled for October 2-3, 2007 in New York.

Ms. Madeline Haiying Yu, Chief Financial Officer for Hanfeng, will present on Wednesday, October 3rd and will provide investors' insight on China's growing fertilizer market in addition to a corporate overview of Hanfeng's operations and its growth strategy.

This two-day conference in New York will showcase a diverse mix of leading large and mid cap industrial and aerospace/defense companies, as well as a number of high-growth small cap companies and private firms. The event should provide an opportunity to get a broad perspective on trends across a variety of end markets in the industrial universe, particularly as we approach 2008. The format will allow investors to meet with senior executives of the presenting companies one-on-one for intimate discussions.

The Company's presentation will be webcast live on the following link:
http://www.veracast.com/webcasts/cibcwm/industrials07/69204287.cfm
This webcast will be available for playback for up to 90 days.

About Hanfeng Evergreen Inc.
Hanfeng is a leading provider of slow and controlled release fertilizers to blenders, the agriculture market and the urban greening market. Hanfeng was the first to introduce the concept of slow and controlled release fertilizers into China's agriculture market with its establishment of the first commercial scale slow-release fertilizer production in China. All production facilities are located in prime agricultural regions of China. The Company is headquartered in Toronto, Ontario and its shares trade on the Toronto Stock Exchange. For more information, please visit: www.hanfengevergreen.com

This press release contains forward-looking statements based on current expectations. These forward-looking statements entail various risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Risks and uncertainties about Hanfeng's business are more fully discussed in the Company's disclosure materials, including its annual information form and MD&A, filed with the securities regulatory authorities in Canada.

For more information please contact:

Madeline Haiying Yu, CA
Hanfeng Evergreen Inc.
Chief Financial Officer
Email: info@hanfengevergreen.com
Phone: (416) 368-8588

Kevin O'Connor
Genoa Management Ltd.
Investor Relations
Email: koconnor@genoa.ca
Phone: (416) 962-3300

For Immediate Release

Hanfeng Evergreen Inc.
www.hanfengevergreen.com

TSX Symbol: HF

Hanfeng's fertilizer sets industry standards in China

Toronto, ON, September 14, 2007 – Hanfeng Evergreen Inc. (TSX:HF) ("Hanfeng" or the "Company"), a leading provider of slow and controlled release fertilizers in China, announced today that China's National Products Standard Committee (the "Committee") has formally and unanimously approved the Chemical Industry Standards for Sulfur Coated Urea ("SCU"), as well as the standards for blended fertilizers where SCU is used. This has significantly elevated Hanfeng's position in the industry as Hanfeng has not only built and operated the first commercial scale SCU plant in China, but is also the only SCU producer that assisted the Committee in establishing the country's standards to regulate the largest fertilizer industry in the world.

The standards were drafted by Hanfeng and endorsed by the National Quality Supervision & Test Center of Chemical Fertilizer after a two-year collaboration. During that period, Hanfeng conducted numerous tests and extensive field trials, including a cooperative program with the National Hybrid Rice R&D Center, led by Dr. Yuan Longping. In addition, the Company reviewed numerous third party reports and test results, which enabled Hanfeng to improve the SCU technology and production process and adapt the product to the environment and conditions in China.

The standards control technical specifications include the amount of nitrogen and sulfur contained in SCU, as well as the dissolution criteria to address its slow-release characteristics. Members of the Committee, representatives from all fertilizer quality inspection bureaus throughout China, and major industry representatives unanimously approved the standards at the meeting held in Shanghai earlier this week.

"The government of China is determined to establish and monitor fertilizer standards for the country in order to support best practices, encourage the production of quality SCU products, and most importantly, to protect Chinese farmers," stated Mr. Liu Gang, Chief Director of the National Quality Supervision & Test Center of Chemical Fertilizer. "Hanfeng has been instrumental in providing both the data, and the product which is the model for these standards."

SCU is one of the most used slow-release fertilizers worldwide. However it is relatively new in China, especially to its agricultural market, which consumes over 50 million tonnes of conventional nitrogen fertilizers annually. In 2006, Hanfeng completed the first SCU production facility in China. Hanfeng's field trials have demonstrated that SCU offers numerous benefits over conventional fertilizers, including significantly improved yield and efficiency, crop quality and soil condition, lower overall cost, energy savings, and decreased nitrogen pollution to the environment. In establishing its low-cost, high quality SCU, Hanfeng has been extremely successfully in penetrating China's vast agricultural market.

"We are honored to have been a part of this very important process," stated Xinduo Yu, President and CEO of Hanfeng. "The use of slow release fertilizers like SCU, address numerous issues faced by China's agricultural industry. Inevitably more and more companies are attracted by our quality products and proven technology. This should provide a significant opportunity for us to further expand throughout China."

Besides its existing SCU plant in China, Hanfeng has announced a joint venture SCU plant in Shanxi with the Fengxi Fertilizer Company, which is expected to be operational by April 2008. Through the joint venture, Hanfeng expands its reach into a new agriculture region, while providing its joint venture partner an immediate upgrade of its conventional fertilizers. Hanfeng is also in discussion with other players in China for potential expansion.

As a leading producer and supplier, Hanfeng also produces a variety of slow and controlled release fertilizers, such as SCU, blended, homogeneous compound NPK (nitrogen, phosphate, potassium) granules, Urea Formaldehyde, Methylene Urea, and other coated products.

About Hanfeng Evergreen Inc.
Hanfeng is a leading provider of slow and controlled release fertilizes to blenders, the agriculture market and the urban greening market. Hanfeng was the first to introduce the concept of slow and controlled release fertilizers into China's agriculture market with its establishment of the first commercial scale slow-release fertilizer production in China. All production facilities are located in prime agricultural regions of China. The Company is headquartered in Toronto, Ontario and its shares trade on the Toronto Stock Exchange.

This press release contains forward-looking statements based on current expectations. These forward-looking statements entail various risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Risks and uncertainties about Hanfeng's business are more fully discussed in the Company's disclosure materials, including its annual information form and MD&A, filed with the securities regulatory authorities in Canada, available at www.sedar.com

- 30 -

For more information, please contact:
Madeline Haiying Yu, CA
Hanfeng Evergreen Inc.
Chief Financial Officer
Email: info@hanfengevergreen.com
Phone: (416) 368-8588

Kevin O'Connor
Genoa Management Ltd.
Investor Relations
Email: koconnor@genoa.ca
Phone: (416) 962-3300

For immediate release

Hanfeng

Hanfeng Evergreen Inc.
www.hanfengevergreen.com

TSX SYMBOL: HF

HANFENG ENTERS INTO SCU JOINT VENTURE AGREEMENT WITH FENGXI FERTILIZER GROUP

Toronto, ON, August 9, 2007 – Hanfeng Evergreen Inc. ("Hanfeng" or the "Company"), a leading provider of slow and controlled release fertilizers in China, announced today that it has entered into a 50/50 joint venture agreement with Shanxi Fengxi Fertilizer Group Ltd. ("Fengxi") to build and operate a 50,000 tonne per annum sulphur coated urea ("SCU") production facility (the "SCU facility") in Shanxi province in China. The initial phase of the SCU facility is expected to be completed in April 2008. The SCU facility's design will allow additional production capacity once the initial phase has been successfully tested and commissioned. Estimated cost for the initial phase is approximately $6.9 million ($50 million RMB), which will be paid 50/50 by the joint venture partners. Hanfeng will fund its portion by cash on hand.

With production capacity of 6 million tonnes per annum of fertilizer and chemical products, Fengxi is one of the largest nitrogen fertilizer producers in China. Within Shanxi province, Fengxi currently produces 3 million tonnes of urea annually with plans to further increase to 3.9 million tonnes. Fengxi's coal gasification urea production provides quality urea at extremely competitive costs.

The SCU facility will be constructed immediately next to Fengxi's urea finish line, significantly reducing the capital costs associated with the construction and installation of required infrastructure such as buildings, warehouses, underground connections, and heating systems, which are already in place. The SCU produced by the facility will be marketed primarily to wheat, corn and cotton growers, which is the primary crop in the province.

Per an existing agreement, Agrium has an exclusive right to acquire 50% of Hanfeng's interest through a holding company in Canada for all future SCU projects in China for a period of 18 months ending on April 2009.

"Hanfeng's future growth will be driven by the expansion of our existing production base and through the roll out of our Joint Venture strategy," stated Mr. Xinduo Yu, President and CEO of Hanfeng. "Our proven track record and leading position in China's slow and controlled release fertilizer market provides us the opportunity to partner with industry leaders like Fengxi. Their production facilities are best in class and are located in the largest wheat and cotton producing provinces in China. We could not be more pleased to be working with this well-respected partner."

"Slow and controlled release fertilizers are the future for China's agricultural industry," stated Mr. Haishui Dong, President and Chairman of Fengxi. "Hanfeng is recognized as the only established developer and producer of these products. They have a proven track record of profitably commercializing patented technologies that are widely accepted by the market in China. We look forward to a long and successful partnership with them."

About Fengxi Fertilizer Group Ltd.

Shanxi Fengxi Fertilizer Industry (Group) Ltd., ranks as one of the top 50 enterprises in the chemical industry in China and in the top 10 in the Country's nitrogen fertilizer industry. Fengxi is a state-owned

coal-chemical group enterprise with business units in fertilizer and chemical production, and machinery manufacturing. It is the largest manufacturing enterprise of synthetic ammonia, urea and methanol in Shanxi Province, with production capacity of 6 million metric tonnes of fertilizer and chemical products in total. Located in the boundary of Shanxi, Shaanxi and Henan, it has 1000 professional technical staff, and is a flagship company among the chemical and industrial enterprises in China.

About Hanfeng Evergreen Inc.

Hanfeng is a leading provider of slow and controlled release fertilizes to blenders, the agriculture market and the urban greening market. Hanfeng was the first to introduce the concept of slow and controlled release fertilizers into China's agriculture market with its establishment of the first commercial scale slow-release fertilizer production in China. All production facilities are located in prime agricultural regions of China. The Company is headquartered in Toronto, Ontario and its shares trade on the Toronto Stock Exchange.

This press release contains forward-looking statements based on current expectations. These forward-looking statements entail various risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Risks and uncertainties about Hanfeng's business are more fully discussed in the Company's disclosure materials, including its annual information form and MD&A, filed with the securities regulatory authorities in Canada, available at www.sedar.com

- 30 -

For more information, please contact:

Madeline Haiying Yu, CA
Hanfeng Evergreen Inc.
Chief Financial Officer
Email: info@hanfengevergreen.com
Phone: (416) 368-8588

Kevin O'Connor
Genoa Management Ltd.
Investor Relations
Email: koconnor@genoa.ca
Phone: (416) 962-3300

Form 52-109F2 - ***Certification of Interim Filings***

I, Xinduo Yu, the Chief Executive Officer of Hanfeng Evergreen Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Hanfeng Evergreen Inc., (the issuer) for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 7, 2007

"Signed"

Name: Xinduo Yu
Title: CEO & President

Form 52-109F2 - *Certification of Interim Filings*

I, Madeline Haiying Yu, the Chief Financial Officer of Hanfeng Evergreen Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Hanfeng Evergreen Inc., (the issuer) for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 7, 2007

"Signed"

Name: Madeline Haiying Yu
Title: CFO

Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

HANFENG EVERGREEN INC.

Three and six months ended June 30, 2007 and 2006

HANFENG EVERGREEN INC.

Consolidated Balance Sheets
(Expressed in thousands of Canadian dollars)

	June 30, 2007 (Unaudited)	December 31, 2006
Assets		
Current assets:		
Cash and cash equivalents (note 5)	$ 62,974	$ 2,104
Term deposit	-	316
Accounts receivable	6,164	5,394
Prepaid inventory and expenses	5,488	11,636
Inventories	14,745	9,555
	89,371	29,005
Deferred financing cost (note 2)	-	294
Deferred development costs	523	532
Intangible assets	909	1,104
Construction in progress	632	16,679
Property, plant and equipment	77,757	60,458
	$ 169,192	$ 108,072
Liabilities and Shareholders' Equity		
Current liabilities:		
Loans payable (note 6)	$ 914	$ 13,492
Accounts payable and accrued liabilities	1,097	2,897
Advances from customers	404	1,607
Income taxes payable	68	73
	2,483	18,069
Long-term debt (note 6)	-	4,874
Shareholders' equity:		
Share capital: (note 7)		
Common shares	125,051	44,417
Contributed surplus (note 7)	1,026	1,024
Accumulated other comprehensive loss	(11,503)	(4,530)
Retained earnings	52,135	44,218
	166,709	85,129
	$ 169,192	$ 108,072

See accompanying notes to unaudited interim consolidated financial statements.

On behalf of the Board:

Graham Warren Director   Robert Beutel Director

HANFENG EVERGREEN INC.

Consolidated Statements of Income and Retained Earnings
(Expressed in thousands of Canadian dollars)
(unaudited)

	Three months ended June 30 2007	Three months ended June 30 2006	Six months ended June 30 2007	Six months ended June 30 2006
Sales	$ 30,877	$ 12,750	$ 55,046	$ 14,878
Cost of goods sold	24,814	10,180	44,225	11,697
Gross profit	6,063	2,570	10,821	3,181
Expenses:				
Selling	33	346	251	357
General and administrative	830	561	1,535	997
Depreciation and amortization	250	147	531	186
Loss on disposal	-	-	-	27
Research and development	141	175	236	309
Foreign exchange loss	161	25	129	15
Stock-based compensation	34	(95)	57	(2)
	1,449	1,159	2,739	1,889
Operating income	4,614	1,411	8,082	1,292
Interest (income) expense, net	(80)	51	165	109
Income from continuing operations before income taxes	4,694	1,360	7,917	1,183
Income taxes	-	-	-	-
Net income from continuing operations	4,694	1,360	7,917	1,183
Net income from discontinued operations (note 9)	-	-	-	709
Net income	4,694	1,360	7,917	1,892
Retained earnings, beginning of period			44,218	36,317
Retained earnings, end of period			$ 52,135	$ 38,209
Income per share from continuing operations:				
Basic	$ 0.08	$ 0.03	$ 0.15	$ 0.03
Diluted	$ 0.08	$ 0.03	$ 0.15	$ 0.03
Income per share from discontinued operations				
Basic	$ 0.00	$ 0.00	$ 0.00	$ 0.02
Diluted	$ 0.00	$ 0.00	$ 0.00	$ 0.02
Income per share				
Basic	$ 0.08	$ 0.03	$ 0.15	$ 0.05
Diluted	$ 0.08	$ 0.03	$ 0.15	$ 0.05
Weighted average number of common shares outstanding:				
Basic	58,656,103	46,013,092	53,432,249	45,331,517
Diluted	59,240,969	46,817,501	53,951,868	46,211,743

See accompanying notes to unaudited interim consolidated financial statements.

HANFENG EVERGREEN INC.

Consolidated Statements of Comprehensive Loss
(Expressed in thousands of Canadian dollars)
(Unaudited)

	Three months ended June 30, 2007	Three months ended June 30, 2006	Six months ended June 30, 2007	Six months ended June 30, 2006
Net income	$ 4,694	$ 1,360	$ 7,917	$ 1,892
Other comprehensive loss				
Net gain (loss) on translation of net foreign operation	(6,786)	(2,859)	(6,973)	(2,298)
Total comprehensive income	(2,092)	(1,499)	944	(406)

Consolidated statement of Changes in Shareholders' Equity
(Expressed in thousands of Canadian dollars)
(Unaudited)

	6 months ended June 30, 2007	6 months ended June 30, 2006
Common Shares		
Balance at beginning of period	$ 44,417	$ 32,776
Issuance of new shares	80,605	1,104
Exercise of warrants	129	7,522
Exercise of stock options	183	1,863
Share issuance cost	(283)	-
Balance at end of period	125,051	43,265
Contributed surplus		
Balance at beginning of period	1,024	1,725
Stock-based compensation expense	71	147
Transfer to common stock for stock options exercised	(55)	(612)
Reduction due to cancellation of non-vested stock options	(14)	(149)
Balance at end of period	1,026	1,111
Retained Earnings		
Balance at beginning of period	44,218	36,317
Net income	7,917	1,892
Balance at end of period	52,135	38,209
Accumulated other comprehensive loss		
Balance at beginning of period	(4,530)	(7,700)
Translation of net foreign operations	(6,973)	(2,298)
Balance at end of the period	(11,503)	(9,998)
Total Shareholders' Equity	$ 166,709	$ 72,587

HANFENG EVERGREEN INC.

Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)
(unaudited)

	Three months ended June 30, 2007	Three months ended June 30, 2006	Six months ended June 30, 2007	Six months ended June 30, 2006
Cash provided by (used in):				
Operating activities:				
Net income from continuing operations	$ 4,694	$ 1,360	$ 7,916	$ 1,183
Items not involving cash:				
Depreciation and amortization	880	484	1,735	632
Loss on disposal of property, plant and equipment	-	-	-	27
Non-cash interest expense	267	-	273	-
Stock-based compensation	34	(95)	57	(2)
	5,875	1,749	9,981	1,840
Change in non-cash operating working capital related to continuing operations (note 10b)	(2,678)	(2,232)	(4,278)	(10,322)
Cash provided by (used in) operating activities of continuing operations	3,197	(483)	5,703	(8,482)
Cash used in operating activities of discontinued operations	-	-	-	7,216
Cash provided by (used in) operating activities	3,197	(483)	5,703	(1,266)
Financing activities:				
Increase in short term investments	316	14	316	13
(Repayment of) proceeds from bank loan	(25,758)	(1,424)	(25,144)	4,302
New shares issued	80,862	6,221	80,862	8,772
Increase in deferred financing cost	(283)	(14)	-	95
Share issuance cost paid	-	-	(283)	-
Decrease in shareholder loan	-	-	-	-
Cash provided by financing activities	55,137	4,797	55,751	13,182
Investing activities:				
Deposit and acquisition of property, plant, equipment and intangible assets	(64)	(18)	(287)	(10,286)
Proceeds from disposition of property, plant and equipment	-	-	9	15
Increase in deferred development cost	(6)	(48)	(27)	(78)
Cash used in investing activities of continuing operations	(70)	(66)	(305)	(10,349)
Cash provided by investing activities of discontinued operation	-	-	-	9,260
Cash used in investing activities	(70)	(66)	(305)	(1,089)
Effect of exchange rate change on cash	(843)	(219)	(279)	(66)
Increase in cash and cash equivalents	57,421	4,029	60,870	10,761
Cash and cash equivalents, beginning of the period	5,553	8,383	2,104	1,651
Cash and cash equivalents, end of period	$ 62,974	$ 12,412	$ 62,974	$ 12,412

Supplemental cash flow information (note 10(a)).

See accompanying notes to unaudited interim consolidated financial statements.

(Expressed in thousands of Canadian dollars, unless otherwise stated)

The Company was incorporated under the Canada Business Corporations Act on December 6, 1996. It manufactures and distributes fertilizer for the agricultural market in China.

1. Basis of presentation:

These interim consolidated financial statements (the "financial statements") have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP") and include the accounts of Hanfeng Evergreen Inc. and its subsidiaries in the People's Republic of China ("China"). These financial statements have been prepared by management of the Company using the same accounting policies and methods as the most recent annual financial statements of the Company, except as discussed in Note 2. These financial statements do not contain all disclosures required by Canadian GAAP for annual financial statements and, accordingly, the financial statements should be read in conjunction with the most recently prepared annual financial statements for the year ended December 31, 2006.

2. Changes in accounting policies:

On January 1, 2007, the Company adopted The Canadian Institute of Chartered Accountants Handbook Section 1530 "Comprehensive Income", Section 3251 "Equity", Section 3855 "Financial Instruments - Recognition and Measurement", Section 3861 "Financial Instruments - Disclosure and Presentation", and Section 3865 "Hedges".

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with GAAP.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them.

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. Under Section 3855, financial instruments must be

2. Changes in accounting policies (continued):

classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held to maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.

Non-financial derivatives must be recorded at fair value on the balance sheet unless they are exempt from derivative treatment based on upon expected purchase, sale or usage requirements. All changes in their fair value are recorded in net income unless cash flow hedge accounting is applied, in which cash changes in fair value are recorded in other comprehensive income.

Section 3855 also requires embedded derivatives to be identified and separated from the related host contract and be measured at fair value. Subsequent changes in fair value of embedded derivatives are recognized in the consolidated statement of operations in the period the change occurs.

Upon adoption of these new standards, the Company designated its cash and short term investments as held-for-trading, which are measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Bank indebtedness, accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost, using the effective interest rate method. As a result, the deferred financing cost account has been netted against the loan payable account on the balance sheet as of January 1, 2007. In April 2007, when the relevant loan was fully repaid, the related deferred financing cost was booked against interest expenses on the income statement of that period.

Except for the reclassification noted above, the adoption of these standards had no impact on the financial statements of the Company. As required, prior periods have not been revised except to classify unrealized foreign currency translation gains or losses related to foreign operations in accumulated comprehensive loss.

3. Future accounting standards:

The Company adopted Section 1506 – Accounting Changes, the only effect of which is to provide disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective. This is the case with Section 3031 – Inventory; Section 1535 – Capital; Section 3862 – Financial Instruments Disclosures; and Section 3863 - Financial Instruments - Presentations; which are required to be adopted for fiscal years beginning on or after October 1, 2007. The Company is currently evaluating the impact of these new handbook sections on the consolidated financial statements and will adopt the sections commencing fiscal 2008.

4. Seasonality:

Interim results are not necessarily indicative of the results for other quarters. The Company does not earn its revenue and incur costs evenly throughout the year. As the Company's fertilizer production increases, some seasonality is expected. In general, the plant in Heilongjiang province, the Northeast region of China may experience slow sales in the winter and the summer. The plants in Jiangsu Province, the China Southeast region, may experience slow sales in the summer.

5. Cash and cash equivalents:

Cash and cash equivalents consist of cash and short-term deposits maturing within ninety days of the original date of acquisition and are stated at cost plus accrued interest, which approximates fair value.

6. Loans payable:

	June 30 2007	December 31 2006
	(In thousands)	
Revolving credit facility	$ -	$ 2,050
Working capital loan	-	7,465
Export Development Canada loan	-	3,977
Construction loan	914	4,874
	914	18,366
Less current portion	914	13,492
	$ -	$ 4,874

6. Loans payable (continued) :

In the second quarter of 2007, the Company paid off all loans payable, except for the construction loan related to the Heilongjiang expansion project. This loan will be fully repaid upon the completion of the warranty period which is May 2008.

7. Share capital:

(a) issued common shares:

	Number of shares	Amount
		(In thousands)
Balance, December 31, 2005	43,753,944	$ 32,776
Issuance of new shares	500,000	1,104
Exercise of warrants at $2.50 per share	2,788,750	6,972
Exercise of warrants at $2.35 per share	165,159	388
Exercise of warrants at $2.00 per share	275,000	550
Exercise of stock options at $1.76 per share, transfer from contributed surplus of $108,103 attributed to stock-based compensation recognized	150,000	372
Exercise of stock options at $3.00 per share, transfer from contributed surplus of $725,690 attributed to stock-based compensation recognized	500,000	2,226
Exercise of stock options at $3.80 per share, transfer from contributed surplus of $9,456 attributed to stock-based compensation recognized	5,000	29
Balance, December 31, 2006	48,137,853	44,417
Issuance of new shares	12,959,000	80,605
Share issuance cost		(283)
Exercise of warrants at $2.35	55,054	129
Exercise of stock option at $1.67 per share, transfer from contributed surplus of $22,161 attributed to stock-based compensation recognized	30,000	75
Exercise of stock option at $3.00 per share, transfer from contributed surplus of $ 32,876 attributed to stock-based compensation recognized	25,000	108
Balance, June 30, 2007	61,206,907	$ 125,051

On April 18, 2007, the Company issued 11,959,000 shares to a subsidiary of Agrium Inc. ("Agrium") and 1,000,000 shares to a subsidiary of PetroChina Petrochemical Company, both at a $6.22 per share for total proceeds of $80.6 million.

(Expressed in thousands of Canadian dollars, unless otherwise stated)

7. **Share capital (continued):**

The Company and Agrium also amended the existing exclusive licensing agreement regarding production technologies for sulphur-coated urea ("SCU"). On April 5, 2007, Hanfeng established a new wholly-owned subsidiary ("Holdco") which holds the rights to the SCU agreement. The purpose of Holdco will be to explore new SCU projects and joint venture opportunities in China. The Company has granted Agrium an option to acquire 50 percent of Holdco. The exercise price will be 50% of total Holdco's investment in SCU projects in China until the exercise date, plus a commercial rate of interest. The option may be exercised at any time between 6 and 24 months after April 18, 2007.

(b) Warrants:

As at June 30, 2007, no warrants were outstanding.

	Number of shares
Warrants outstanding at December 31, 2006	55,054
Exercise of warrants	(55,054)
Warrants outstanding at June 30, 2007	-

(c) Stock option plan:

	Options	Weighted average exercise price
Options outstanding, December 31, 2005	1,495,000	$ 2.69
Granted	185,000	3.30
Cancelled	(200,000)	3.00
Exercised	(655,000)	2.72
Options outstanding, December 31, 2006	825,000	2.73
Cancelled	(20,000)	3.80
Exercised	(55,000)	2.32
Options outstanding, June 30, 2007	750,000	$ 2.73

7. Share capital (continued):

(d) Contributed surplus:

	(In thousands)
Balance, December 31, 2005	$ 1,725
Stock-based compensation expense	291
Transfer to common stock for stock options exercised	(843)
Reduction due to cancellation of non-vested stock options	(149)
Balance, December 31, 2006	1,024
Stock-based compensation expense	71
Transfer to common stock for stock option exercised	(55)
Reduction due to cancellation of non-vested stock options	(14)
Balance, June 30, 2007	$ 1,026

(e) The computations for basic and diluted earnings per share are as follows:

(in thousands)	Six months ended June 30, 2007	Six months ended June 30, 2006	Three months ended June 30, 2007	Three months ended June 30, 2006
Numerator:				
Net income (loss) from:				
Continued operations	$ 4,694	$ 1,360	$ 7,917	$ 1,183
Discontinued operations	-	-	-	709
	4,694	1,360	7,917	1,892
Denominator:				
Weighted average number of common shares outstanding:				
Basic	58,656	46,013	53,432	45,331
Effect of stock options	583	277	519	279
Effect of warrants	1	527	1	602
Diluted	59,240	46,817	553,952	46,212

(Expressed in thousands of Canadian dollars, unless otherwise stated)

8. Discontinued operations:

To expand its fertilizer business in China, the Company made the decision to discontinue its nursery business in 2005. The revenue in 2006 was nil. The gain from sale of remaining assets in the first quarter of 2006 was $0.8 million. For the same reason, on May 9, 2006, the Company discontinued its landscaping business. The landscaping revenue in 2006 was approximately $0.06 million and there were no assets related to this business for sale. There were no activities related to these discontinued businesses after the first quarter of 2006. The net income from the two discontinued businesses was $0.8 million in 2006.

9. Financial instruments:

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The Company is exposed to currency risk as its subsidiaries' functional currency is Renminbi ("RMB"). Unfavourable changes in the applicable exchange rate may result in a decrease or increase in the accumulated other comprehensive loss. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

Other financial instruments held by the Company include debt due to a contractor to fund the expansion project at Heilongjiang Hanfeng (note 4). The Company does not have plans to transfer the loan to third parties and expects to settle it in the ordinary course of business. The fair value of this instrument cannot be reasonably estimated because no active and liquid market exists for the instrument, and a market rate of interest (for instruments having similar terms and characteristics) which is required to be used in estimation techniques, such as discounted cash flow analysis, cannot reasonably be determined due to the unusual terms of these instruments.

During the first six months of 2007, two customers individually comprised 22% and13% of sales, respectively. As at June 30, 2007, 26% of accounts receivable was related to these customers. During the first six months of 2007, two suppliers individually accounted for 40% and 10% of the total purchases. The Company does not require collateral to support these financial instruments.

10. Consolidated statements of cash flows:

(a) Supplemental cash flow information:

(in thousands)	Three months ended June 30 2007	Three months ended June 30 2006	Six months ended June 30 2007	Six months ended June 30 2006
Supplemental cash flow information:				
Interest paid	$ (80)	$ 51	$ 165	$ 109
Income taxes paid	-	-	-	463
Supplemental disclosure of non-cash transactions:				
Minority interest purchased by new shares issued	-	-		1,104
Heilongjiang plant construction Financed by the contractor	(4,979)	-	914	-

(b) Change in non-cash working capital:

(in thousands)	Three months ended June 30 2007	Three months ended June 30 2006	Six months ended June 30 2007	Six months ended June 30 2006
decrease (increase) in accounts receivable	$ 1,109	$ (3,220)	$ (1,172)	$ (2,530)
decrease (increase) in prepaid inventory and expenses	282	(50)	5,678	(7,277)
(increase) decrease in inventories	(2,936)	408	(6,115)	(1,690)
(decrease) increase in accounts payable and accrued liabilities	(994)	292	(1,513)	868
(decrease) increase in advance from customers	(139)	338	(1,156)	307
	$ (2,678)	$ (2,232)	S (4,278)	$ (10,322)

11. Plant expansion:

In April 17, 2007, the Company started an expansion project on its Heilongjiang site in China. A coated compound fertilizer plant with an annual designed production capacity of 100,000 tonnes will be constructed on its existing site in Heilongjiang, China. Total estimated cost of the project is approximately RMB 85.2 million (Cdn. $12.5 million).

12. Comparative figures:

Certain 2006 comparative figures have been reclassified to conform with the financial statement presentation adopted in 2007.

MANAGEMENT'S DISCUSSION AND ANALYSIS

August 7, 2007

Introduction

This management's discussion and analysis (MD&A) relates to the consolidated financial condition and results of operations of Hanfeng Evergreen Inc. ("Hanfeng") together with its subsidiaries in the People's Republic of China ("China"). As used herein, the word "Company" means, as the context requires, Hanfeng and its subsidiaries. The common shares of Hanfeng are listed on the Toronto Stock Exchange (the "Exchange"). Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of Canadian generally accepted accounting principles (Canadian GAAP). This MD&A should be read in conjunction with Hanfeng's unaudited consolidated financial statements for the quarter ended June 30, 2007 and notes thereto, and audited consolidated financial statements for the year ended December 31, 2006 and notes thereto and related MD&A. Additional information relating to Hanfeng Evergreen Inc. including its Annual Information Form can be found on Hanfeng's web site at www.hanfengevergreen.com or on the SEDAR web site for Canadian regulatory filings at www.sedar.com.

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Hanfeng bases its estimates on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

Unless otherwise indicated, all references to "$" or "dollars" in this report refer to the Canadian dollar.

The forward-looking information contained in this document is current only as of the date of the document. There should not be an expectation that such information will in all circumstances be updated, supplemented or revised whether as a result of new information, changing circumstances, future events or otherwise.

Caution Regarding Forward Looking Information

Certain statements in this report, to the extent not based on historical events, are forward-looking statements based on certain assumptions and reflect Hanfeng's current expectations. Forward-looking statements include, without limitation, statements evaluating market and general economic conditions in the following sections, and statements regarding growth strategy and future-oriented project revenue, costs and

expenditures. Actual results could differ materially from those projected and should not be relied upon as a prediction of future events. A variety of inherent risks, uncertainties and factors, many of which are beyond Hanfeng's control, affect the operations, performance and results of Hanfeng and its business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. Some of these risks, uncertainties and factors include the impact or unanticipated impact of: current, pending and proposed legislative or regulatory developments in the jurisdictions where Hanfeng operates, in particular in China; change in tax laws; political conditions and developments; intensifying competition from established competitors and new entrants in the greening and fertilizer industries; technological change; currency value fluctuation and changes in foreign exchange restrictions; changes in Chinese government support or restrictions on foreign investment; general economic conditions worldwide, as well as in China; Hanfeng's success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels. This list is not exhaustive of the factors that may affect any of Hanfeng's forward-looking statements. Hanfeng undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or otherwise. Readers are cautioned not to put undue reliance on forward-looking statements.

Financial Results

(in thousands in Cdn, except per share data)	Q2 2007	Q2 2006	Change	6 months 2007	6 months 2006	Change	Q1 2007	12 months 2006
Sales	30,877	12,750	142%	55,046	14,878	270%	24,169	59,849
Gross profit	6,063	2,570	136%	10,821	3,181	240%	4,758	12,145
Gross profit (% of sales)	19.6%	20.2%	(0.5%)	19.7%	21.4%	(1.7%)	19.7%	20.3%
Selling & General and Administrative expenses	862	906	(5%)	1,785	1,354	32%	923	2,938
% of sales	2.8%	7.1%	(4.3%)	3.2%	9.1%	(5.8%)	3.8%	4.9%
Depreciation (not in cost of goods sold)	250	147	70%	531	186	185%	281	750
Research & Development expense	141	175	(19%)	236	309	(24%)	95	603
Stock based compensation expense	34	(95)	136%	57	(2)	(2950%)	23	142
Interest expenses (income)	(80)	51	(257%)	165	109	51%	245	473
Effective income tax rate	-	-	-	-	-	-	-	-
EBITDA from continuing operations (note)	5,379	1,895	184%	9,554	1,923	397%	4,175	9,728
% of sales	17.4%	14.9%	2.6%	17.3%	12.9%	4.4%	17.3%	16.3%
EBITDA after discontinued operations (note)	5,379	1,895	184%	9,554	2,632	263%	4,175	10,557
Net income (loss):								
From continuing operations	4,694	1,360	245%	7,917	1,183	569%	3,223	7,072
% of sales	15.2%	10.7%	4.5%	14.4%	8.0%	6.4%	13.3%	11.8%
From discontinued operations	-	-		-	709		-	829
Net income	4,694	1,360	245%	7,917	1,892	318%	3,223	7,901
From continuing operations:								
Basic EPS	0.08	0.03	0.05	0.15	0.03	0.12	0.07	0.15
Diluted EPS	0.08	0.03	0.05	0.15	0.03	0.12	0.07	0.15
After discontinued operations:								
Basic EPS	0.08	0.03	0.05	0.15	0.05	0.10	0.07	0.17
Diluted EPS	0.08	0.03	0.05	0.15	0.05	0.10	0.07	0.17
Weighted average number of shares *(in millions of shares)*								
For Basic EPS	58.7	46.0	28%	53.4	45.3	18%	48.1	46.6
For diluted EPS	59.2	46.8	26%	54.0	46.2	17%	48.6	47.4

Note: EBITDA is a non-GAAP financial measure, which the Company believes is meaningful for comparison with other companies. Hanfeng calculates it by adding (1) net income, (2) interest expense reported on the income statements, (3) depreciation expenses reported as part of cost of goods sold on the income statements, (4) depreciation expenses reported as a line item on the income statements and (5) income tax expenses reported on the income statements. This might not be the same definition used by other companies. Reconciliations to Canadian GAAP net income are as follows:

(in thousands in Cdn$)	Q2 2007	Q2 2006	6 months 2007	6 months 2006
Net income from continuing operations	4,695	1,360	7,917	1,183
Add:				
Depreciation (a line item on income statements)	250	147	531	186
Depreciation (part of cost of goods sold)	515	337	941	445
Interest expense (income)	-80	51	165	109
Income tax expense				-
EBITDA from continuing operations	5,379	1,895	9,554	1,923
Add: Net income from discontinued operations	0	0	0	709
EBITDA after discontinued operations	5,379	1,895	9,554	2,632

Results of operations

Sales increased by 142% in the second quarter and 270% in the 6 month of 2007 ("YTD")compared with the same periods last year mainly due to a significant year-over-year increase in production capacity. Sales in the first 6 months of 2007 amounted to $55.0 million, close to 92% of the total sales reported in all of fiscal 2006.

Hanfeng has been increasing its production capacity very rapidly since the beginning of 2006. In the second quarter of 2006, Hanfeng began commercial operations of its second plant. At the beginning of the second quarter of 2007, there are 5 fully operational plants with a total annual designed production capacity of 400,000 tonnes, including 100,000 tonnes blending capability. Plant utilization rate averaged approximately 91% in this quarter. As at June 30, 2007, Hanfeng had about $2.2 million finished goods in stock.

At the end of the second quarter of 2007, Hanfeng completed the construction of a tower granulation plant in Heilongjiang with an annual designed capacity of 200,000 tonnes. This plant is expected to contribute to sales beginning in the third quarter of 2007.

Management believes the financial results from the first quarter of 2007 and fiscal 2006 are useful as they provide a better basis for comparison due to the aforementioned production increases.

Gross profit increased significantly along with the increase in sales. Gross margin as a percentage of sales was 19.6% in the second quarter of 2007 and is consistent with the first quarter of this year. Gross margin as a percentage of sales is slightly lower than the same period of last year (19.6% vs. 20.2%) mainly because the majority of sales in 2007 target the lower margin high volume agriculture market, rather than the higher margin small volume urban greening market. Since the first quarter of 2006, Hanfeng's production capacity on an annual basis has increased from 20,000 tonnes to 600,000 tonnes, with the additional production capacity designed for the larger agriculture market.

Foreign exchange rate: Hanfeng reports in Canadian dollars, but currently incurs most of sales and purchases in **Renminbi** ("RMB"). The average foreign exchange rate of this quarter increased by 6% (0.151 vs. 0.147) compared with the first quarter of this year. It has negative impact on the Canadian financial reporting. For example, although the average selling price in RMB increased (approximately 1%) along with the raw material price compared with the last quarter, the selling price after translating into Canadian dollars decreased by approximately 1%.

SG&A remains a small percentage of sales at 2.8% in the second quarter of 2007 and 3.2% YTD. These percentages are significantly lower compared with the same periods of 2006 (7.1% and 9.1% respectively) as a result of the significant increase in sales volume. This quarter's percentage is lower than the first quarter of this year, (2.8% vs. 3.8% respectively), mainly due to less sale promotion expenses in this quarter.

Interest income in the second quarter is resulted from interest earned on the cash proceeds from $80.6 million in share subscriptions by Agrium Inc. and PetroChina in April 2007. In this quarter, Hanfeng used excess cash to pay off all debt, except for a $0.9 million contractor's loan, which was withheld pending the final inspection on completion of the warranty period.

EBITDA (from continuing operations) for the first 6 months of 2007 was $9.6 million, more than 98% of the total EBITDA generated in fiscal 2006. EBITDA as a percentage of sales is 17.4% in this quarter and YTD, compared with 14.9% and 12.9% for the same periods of 2006. The increases are mainly due to incremental increases in production levels as new plants come on stream.

Income tax rate of Hanfeng is nil for 2007. The National People's Congress in China approved certain tax reforms on March 16, 2007. Details regarding the implementation are expected to be announced over a period of time. In general, China will remove certain tax incentives that were only available to foreign companies in China. Hanfeng received all its tax incentives prior to March 16, 2007, which under the announced reform policy can be subject to limited grandfathering. While further confirmation of future tax rates are unavailable from the tax authorities, the following future income tax rates are estimated based on management's best understanding of the current situation. Based on the future production capacity allocation, the income tax rates in China will most likely be 0% in 2008, 9.6% for 2009 and 15% thereafter. These estimated rates may differ from the actual rates approved in the future.

Net income (from continuing operations) increased 245% in the quarter and 569% YTD compared with the same periods of the prior year. Net income for the first 6 months of 2007 was $7.9 million or 11.9% higher than the net income generated by Hanfeng in all of fiscal 2006.

EPS (from continuing operations) was $0.08 for this quarter up from $0.03 in the same period last year. EPS YTD (from continuing operations) is $0.15, equal to the total of

fiscal 2006. These increases are after consideration of the dilution that resulted from the April share issuance to Agrium and PetroChina. Total shares issued in mid-April were 12.9 million shares, representing dilution of 28% this quarter and 18% YTD.

Discontinued Operations

Hanfeng sold its nursery and landscaping businesses in late 2005 and May 2006 respectively. There have been no business activities from the discontinued operations since March 31, 2006.

Quarterly Results

	2007		2006				2005	
in thousands Cdn, except per share data	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Sales	30,877	24,169	24,303	20,668	12,750	2,128	3,136	2,684
Net Income:								
Continuing operations	4,694	3,223	3,439	2,451	1,360	(177)	50	(177)
Discontinued operations	-	-	120	-	-	709	2,420	3,274
Total	4,694	3,223	3,559	2,451	1,360	532	2,470	3,097
Basic EPS:								
Continuing operations	0.08	0.07	0.07	0.05	0.03	-	-	-
Discontinued operations	-	-	-	-	-	0.01	0.05	0.07
Total	0.08	0.07	0.07	0.05	0.03	0.01	0.05	0.07
Diluted EPS:								
Continuing operations	0.08	0.07	0.07	0.05	0.03	-	-	-
Discontinued operations	-	-	-	-	-	0.01	0.06	0.07
Total	0.08	0.07	0.07	0.05	0.03	0.01	0.06	0.07

Note: the discontinued operations include landscaping and nursery businesses.

As shown in the above table, Hanfeng has transformed itself from a greening, nursery, and landscaping business into a slow and controlled release fertilizer producer. Its production capacity increased from 20,000 tonnes of designed capacity per annum in 2005 to 350,000 tonnes per annum designed capacity by the end of 2006 and to 600,000 tonnes at the end of the second quarter of 2007 after the completion of the Heilongjiang tower granulation plant. Hanfeng expects to increase capacity to 700,000 tonnes by the first quarter of 2008 after the completion of its Heilongjiang coated compound plant. Historically, it takes about three to four quarters before a new plant can produce at its expected operating capacity.

Sales and net income from continuing operations increased in each quarter of 2006. In 2007, the second quarter sales are higher than the first quarter mainly because of the spring season deliveries in the second quarter.

In general, the plants in Heilongjiang province, located in the northeast region of China may experience slower sales in the winter and summer months. Hanfeng's current production in this region is 350,000 tonnes per annum, including 50,000 tonnes blending capacity. As previously noted, a 100,000 tonnes per annum coating plant will be commissioned and is expected to be fully operational in the second quarter of 2008. Based on current sales and the increasing demand for Hanfeng's products, the Company expects that the increased capacity will be consumed as Hanfeng's market share increases.

In general, the plants in Jiangsu province in the eastern region of China may experience slow sales in the summer months. Hanfeng currently operates 250,000 tonnes per annum facilities in this region, which includes 50,000 tonnes of blending capacity.

Liquidity and capital resources

(In thousand except for ratios)	June 30, 2007	December 31, 2006
Current ratio *	36.0 : 1	1.6 : 1
Cash and Cash equivalent	62,974	2,104
Working capital	86,888	10,936
Total assets	169,192	108,072
Total debt	2,483	22,943
Loans payable (current portion)	914	13,492
Total equity	166,709	85,129
Debt / Equity **	1.5%	27%

* Current ratio = Current Assets / Current Liabilities

** Debt to Equity = Total Debt / Total Equity

Compared with the 2006 year-end, current assets increased by approximately $60.4 million to $89.4 million as at June 30, 2007. The increase was due to several factors including a $60.9 million increase in cash and cash equivalents, a $0.8 million increase in receivables, and a $5.2 million increase in inventory, offset by a $6.1 million decrease in prepaid inventory. Majority increase in cash and cash equivalents was due to the excess cash received from the share subscription by Agrium and PetroChina in April 2007. The increases in receivables and inventory were primarily due to a number of sales transacted at or near the end of the quarter. The decrease in prepaid inventory was resulted from receiving inventory before the end of the current quarter.

Current liabilities decreased at the end of the current quarter to $2.5 million versus $18.1 million as at December 31, 2006. The decrease is attributable to paying back all loans with excess cash on hand. There is no long term debt outstanding as of the end of this quarter. Hanfeng is currently working with several banks in Canada and China to optimize its future debt capability.

Cash provided by operating activities increased $3.7 million quarter over quarter, mostly attributable to higher net income. Cash provided by operating activities of continuing operations increased $14.2 million year over year, due to significant increase in net income, as well as the change in non-cash working capital.

On April 2, 2007, Hanfeng announced it had entered into separate agreements with Agrium Advanced Technologies ("Agrium"), a business segment of Agrium Inc., and PetroChina Ningxia Petrochemical Company ("PetroChina"), a division of PetroChina Petrochemical Company, to further expand its slow and controlled release fertilizer business in the domestic market in China and into international markets, including North America. On April 18, 2007, pursuant to the terms of the agreements, Hanfeng issued 11,959,000

shares to Agrium and 1,000,000 shares PetroChina, both at $6.22 per share for total proceeds of $80.6 million.

The Company and Agrium also amended the existing exclusive licensing agreement for the production technologies for sulphur-coated urea ("SCU") in order to allow for the construction of additional SCU plants in China. On April 5, 2007, Hanfeng established a new wholly-owned subsidiary ("Holdco") which holds the rights to the SCU agreement. The purpose of Holdco will be to explore new SCU projects and joint venture opportunities - like the aforementioned agreement with PetroChina - in China. The Company has granted Agrium an option to acquire 50 percent of Holdco. The option may be exercised at any time between 6 and 24 months after April 18, 2007.

Capital structure

As at August 3, 2007, the date of this report, there were

- 61.2 million common shares outstanding
- 0.8 million options outstanding, with a weighted average exercise price of $2.73
- No warrants outstanding.

Changes in accounting policies

On January 1, 2007, the Company adopted The Canadian Institute of Chartered Accountants Handbook Section 1530 "Comprehensive Income", Section 3251 "Equity", Section 3855 "Financial Instruments - Recognition and Measurement", Section 3861 "Financial Instruments - Disclosure and Presentation", and Section 3865 "Hedges".

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with GAAP.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them.

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held to maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are

recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.

Non-financial derivatives must be recorded at fair value on the balance sheet unless they are exempt from derivative treatment based on upon expected purchase, sale or usage requirements. All changes in their fair value are recorded in net income unless cash flow hedge accounting is applied, in which cash changes in fair value are recorded in other comprehensive income.

Section 3855 also requires embedded derivatives to be identified and separated from the related host contract and be measured at fair value. Subsequent changes in fair value of embedded derivatives are recognized in the consolidated statement of operations in the period the change occurs.

Upon adoption of these new standards, the Company designated its cash and short term investments as held-for-trading, which are measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Bank indebtedness, accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost, using the effective interest rate method. As a result, the deferred financing cost account has been netted against the loan payable account on the balance sheet as of January 1, 2007.

Except for the reclassification noted above, the adoption of these standards had no impact on the financial statements of the Company. As required, prior periods have not been revised except to classify unrealized foreign currency translation gains or losses related to foreign operations in accumulated comprehensive loss.

The adoption of this standard on January 1, 2007 resulted in the following changes: an elimination of deferred financing cost on the balance sheet as it is now part of the loan payable when it is measured at amortized cost. There is no impact on the income statements and cash flow statements. In April 2007, when the relevant loan was fully required, the related deferred financing cost was booked against interest expenses on the income statement of that period. In addition, Hanfeng added two statements starting from this period, namely "Consolidated Statements of Other Comprehensive Income" and "Consolidated Statement of Changes in Shareholders' Equity".

Future accounting standards:

The Company adopted Section 1506 – Accounting Changes, the only effect of which is to provide disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective. This is the case with Section 3031 – Inventory; Section 1535 – Capital; Section 3862 – Financial Instruments Disclosures; and Section 3863 - Financial Instruments - Presentations; which are required to be adopted for fiscal years

beginning on or after October 1, 2007. The Company is currently evaluating the impact of these new handbook sections on the consolidated financial statements and will adopt the sections commencing fiscal 2008.

Outlook

Hanfeng has successfully established production sites in two primary agriculture regions of China. In addition to the on-time on budget completion of the Heilongjiang tower granulation plant (a 200,000 tonnes of annual designed capacity plant) in this quarter, on April 17, 2007, the Company also announced plans to expand production capacity at its Heilongjiang facility by an additional 100,000 tonnes per annum with the construction of an NPK (nitrogen, phosphate, potash) compound fertilizer coating plant, which will utilize two patented technologies developed by Hanfeng. The Company has acquired vacant land adjacent to their existing site to accommodate the construction of the new production plant, additional warehouses and a rail spur to move raw materials and finished goods to the main railway line.

To further expand into more locations of China, Hanfeng has been actively discussing with major urea producers in China. Hanfeng continues to consider the feasibility study for its previously announced joint venture with PetroChina Ningxia Petrochemical Company to produce sulfur-coated urea, but no definitive joint venture agreement has been signed at this time.

Risks

Hanfeng has deployed all resources to its fertilizer business. Please see more risk disclosure in the 2006 year end MD&A.

For immediate release

Hanfeng Evergreen Inc.
www.hanfengevergreen.com

Hanfeng

TSX Symbol: HF

HANFENG ANNOUNCES RECORD SECOND QUARTER RESULTS

- Sales and net income increased significantly as a result of production increase
- 2007 six months net income exceeds the total of 2006 by 11.9%
- 2007 Second quarter net income exceeds the first quarter by more than 45%
- Raised $80.6 million through share subscription agreements with Agrium and PetroChina

TORONTO, August 8, 2007 – Hanfeng Evergreen Inc. ("Hanfeng" or the "Company") today announced record sales of $30.9 million for the quarter ended June 30, 2007 compared to $12.8 million in the same quarter of 2006. EBITDA from continuing operations in the second quarter of 2007 was $5.4 million, compared with $1.9 million in the same period in 2006. Net income from continuing operations was $4.7 million for the quarter compared to $1.4 million in 2006. Earnings per share ("EPS") from continuing operations were $0.08 for the second quarter of 2007 compared to $0.03 for the same period in 2006. Hanfeng discontinued its nursery and landscaping businesses in late 2005 and May 2006 respectively to focus solely on its slow and controlled release fertilizer business. The discontinued operations had no impact on the second quarter results in 2006.

For the six months ended June 30, 2007, Hanfeng reported sales of $55.0 million compared to $14.9 million in the same period in 2006. EBITDA from continuing operations in the first half of 2007 was $9.6 million, compared with $1.9 million in the same period in 2006. Net income from continuing operations was $7.9 million for the six-month period ended June 30, 2007 compared with $1.2 million in 2006. Earnings per share ("EPS") from continuing operations were $0.15 for the six-month period compared $0.03 ($0.03 fully diluted) for the same period in 2006. Net income and EPS including the discontinued operations was $1.9 million and $0.05 respectively in the first half of 2006. The EPS increases in the quarter and the first half of 2007 are after consideration of the dilution from the April share issuance to Agrium Advanced Technologies ("Agrium") and PetroChina Ningxia Petrochemical Company ("PetroChina"). Total shares issued in mid-April were 12.9 million shares, representing dilution of 28% this quarter and 18% year-to-date.

The significant growth in comparative results is due to the rapid expansion of productive capacity in Hanfeng's plants at Heilongjiang and Jiangsu in the second and third quarters of 2006 and first quarter of 2007. Actual production from all facilities in the first half of 2007 was approximately 167,700 tonnes versus 38,800 tonnes in the first half of 2006. The production is primarily targeting the agriculture market in China.

On a consecutive quarter comparison, Hanfeng's second quarter 2007 sales increased by 28% compared to the first quarter of 2007 ($30.1 million in the second quarter versus $24.2 million in the first quarter). EBITDA ($5.4 million in the second quarter versus $4.2 million in the first quarter) and net income ($4.7 million in the second quarter vs. $3.2 million in the first quarter) also increased as sales continued to ramp up and new production capacity is utilized.

"We are very pleased with our operating results for the first half of the year," stated Xinduo Yu, Hanfeng's President and CEO. "In this quarter, our current facilities operated at an average utilization rate of approximately 90 percent and we added an additional 200,000 tonnes of annual capacity at the end of June. We are very proud of our ability to increase production and sales quickly as all these plants are still at their early stages of operating history."

As at June 30, 2007, Hanfeng reported cash and cash equivalents of $63.0 million and working capital of $86.9 million versus $2.1 million and $10.9 million respectively at December 31, 2006. At June 30, 2007, long-term debt was $nil and current bank debt was $0.9 million versus long term debt of $4.9 million and current bank debt of $13.5 million at December 31, 2006. The increase in liquidity and capital resources is mainly due to approximately $80.6 million in funds raised by subscription agreements from Agrium and PetroChina Petrochemical Company as part of agreements signed with both companies. During the quarter, Hanfeng utilized a portion of these funds to repay virtually all of its outstanding bank debt and invest in raw material inventory to mitigate the effects of anticipated cost increases.

Business Highlights

On April 17, 2007, the Company announced plans to expand production capacity at its Heilongjiang facility by an additional 100,000 tonnes per annum with the construction of a NPK (nitrogen, phosphate, potash) compound fertilizer coating plant, which will utilize two patented technologies developed by Hanfeng. The Company has acquired raw land adjacent to their existing site to accommodate the construction of the new production plant, additional warehouses and a rail spur to move raw materials and finished goods to the main railway line. The expansion project will be funded by proceeds from the share subscriptions by Agrium and PetroChina.

As previously mentioned, Hanfeng entered into separate agreements with Agrium, and PetroChina, to further expand its slow and controlled release fertilizer business in the domestic market in China and into international markets, including North America. Pursuant to the terms of the agreements, Hanfeng issued 11,959,000 shares to Agrium and 1,000,000 shares to PetroChina, both at a $6.22 per share for total proceeds of $80.6 million.

Operations Update

Hanfeng announced on June 22, 2007 that it had successfully completed the commissioning of the 200,000 tonnes per annum Prill Tower NPK facility at its Heilongjiang Facility. The facility utilizes Hanfeng's own proprietary Urea Formaldehyde / Methylene Urea ("UF/MU") technology to produce NPK products which can be customized using various nitrogen sources to fit customer requirements. Construction of the NPK Prill Tower was completed in 12 months as scheduled, and all production from the two-month commissioning period fully met the Company's rigid design standards. At 126 meters in height and 16 meters in diameter, the NPK Prill Tower at Heilongjiang is the tallest in China, providing Hanfeng the ability to produce multiple types of high quality NPK fertilizers that can be customized according to size and nutrient demand to serve as the core material of the coated NPK products for the landscaping, urban greening, and agricultural markets. With the addition of the 200,000 tonnes per annum Prill Tower, Hanfeng's annual fertilizer production capacity increased to 600,000 tonnes. Hanfeng expects to reach 700,000 tonnes of annual design capacity in the first half of 2008 with the completion of its 100,000 tonne NPK compound fertilizer coating plant, located at the Heilongjiang site.

Hanfeng continues to consider the feasibility study for its previously announced joint venture with PetroChina to produce sulfur-coated urea, but no definitive joint venture agreement has been signed at this time. PetroChina has elected to postpone the initiation of the project due to internal issues unrelated to its proposed Joint Venture with Hanfeng.

Summary Financial Results

	For the 6 months ended June 30			For the 3 months ended June 30		
(in thousands of $Cdn except per share data)	2007	2006	change	2007	2006	Change
Sales	55,046	14,878	270%	30,877	12,750	142%
Gross profit	10,821	3,181	240%	6,063	2,570	136%
Net income before discontinued operations	7,917	1,183	569%	4,694	1,360	245%
Net income from discontinued operations	-	709	-	-	-	-
Net earnings	7,917	1,892	318%	4,694	1,360	245%
From continuing operations:						
Basic EPS	0.15	0.03		0.08	0.03	
Diluted EPS	0.15	0.03		0.08	0.03	
After discontinued operation:						
Basic EPS	0.15	0.05		0.08	0.03	
Diluted EPS	0.15	0.05		0.08	0.03	
Weighted average number of shares (in millions of shares)						
Basic	53.4	45.3	18%	58.7	46.0	28%
Fully Diluted	54.0	46.2	17%	59.2	46.8	26%

Note: discontinued operations include nursery and landscaping businesses that were discontinued in 2005 and 2006 respectively. Comparative statements have been reclassified to present these businesses as discontinued operations.

Balance Sheet Highlights

(In thousand except for ratios)	June 30, 2007	December 31, 2006
Current ratio	36.0:1	1.6: 1
Cash	62,974	2,104
Working capital	86,888	10,936
Total assets	169,192	108,072
Total debt	2,483	22,943
Loans payable (current portion)	914	13,492
Total equity	166,709	85,129
Debt / Equity	1.5%	27%

Hanfeng Evergreen Inc. will host a conference call to discuss its second quarter 2007 financial results. Ms. Madeline Yu, CFO and Robert Beutel, Chairman of the Board, will host the call.

Date:	Thursday, August 9, 2007
Time:	10:00 am Eastern
Dial In Number:	416-340-8010 or 1-866-540-8136
Taped Replay:	416-695-5800 or 1-800-408-3053 (available for 7 days)
Taped Replay Pass code:	3230529

Live webcast link: http://events.onlinebroadcasting.com/hanfeng/080907/index.php

About Hanfeng Evergreen Inc.
Hanfeng is a leading provider of slow and controlled release fertilizers to blenders, the agriculture market and the urban greening market. Hanfeng was the first to introduce the concept of slow and controlled release fertilizers into China's agriculture market with its establishment of the first commercial scale slow-release fertilizer production in China. All production facilities are located in prime agricultural regions of China. The Company is headquartered in Toronto, Ontario and its shares trade on the Toronto Stock Exchange. For more information, please visit: www.hanfengevergreen.com

This press release contains forward-looking statements based on current expectations. These forward-looking statements entail various risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Risks and uncertainties about Hanfeng's business are more fully discussed in the Company's disclosure materials, including its annual information form and MD&A, filed with the securities regulatory authorities in Canada.

For more information please contact:

Madeline Haiying Yu, CA
Hanfeng Evergreen Inc.
Chief Financial Officer
Email: info@hanfengevergreen.com
Phone: (416) 368-8588

Kevin O'Connor
Genoa Management Ltd.
Investor Relations
Email: koconnor@genoa.ca
Phone: (416) 962-3300

For immediate release

Hanfeng

Hanfeng Evergreen Inc.
www.hanfengevergreen.com

TSX Symbol: HF

HANFENG SECOND QUARTER FINANCIAL RESULTS CONFERENCE CALL NOTIFICATION

Toronto, ON, July 25, 2007 – Hanfeng Evergreen Inc. (Hanfeng or the Company), a leading provider of slow and controlled release fertilizers in China, announced today that it will hold a conference call on Thursday, August 9, 2007, to discuss financial results for the second quarter ended June 30, 2007. Ms. Madeline Yu, CFO and Mr. Robert Beutel, Chairman of the Board, will host the call.

Date:	Thursday, August 9, 2007
Time:	10:00 am Eastern
Dial In Number:	416-340-8010 or 1-866-540-8136
Taped Replay:	416-695-5800 or 1-800-408-3053 (available for 7 days)
Taped Replay Passcode:	3230529

Live webcast link: http://events.onlinebroadcasting.com/hanfeng/080907/index.php

About Hanfeng Evergreen Inc.
Hanfeng is a leading provider of slow and controlled release fertilizers to blenders, the agriculture market and the urban greening market. Hanfeng was the first to introduce the concept of slow and controlled release fertilizers into China's agriculture market with its establishment of the first commercial scale slow-release fertilizer production in China. All production facilities are located in prime agricultural regions of China. The Company is headquartered in Toronto, Ontario and its shares trade on the Toronto Stock Exchange.

- 30 -

For more information, please contact:
Madeline Haiying Yu, CA
Hanfeng Evergreen Inc.
Chief Financial Officer
Email: info@hanfengevergreen.com
Phone: (416) 368-8588

Kevin O'Connor
Genoa Management Ltd.
Investor Relations
Email: koconnor@genoa.ca
Phone: 416-962-3300

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Hanfeng clarifies reports about its Chinese business expansion

TSX Symbol: HF
www.hanfengevergreen.com

TORONTO, July 12 /CNW/ - Hanfeng Evergreen Inc. ("Hanfeng" or the "Company") stated today that it has become aware of erroneous reports that it has signed an agreement to produce fertilizer in Shanxi Province in China. Such reports are not correct. Hanfeng has been in discussions with various potential partners for its fertilizer business, but no production agreements have been signed.

Hanfeng continues to consider the feasibility study for its previously announced joint venture with PetroChina Ningxia Petrochemical Company to produce sulfur-coated urea (SCU), but no definitive joint venture agreement has been signed at this time as discussions are still ongoing.

In the particular case of business in Shanxi Province, Hanfeng has had meetings with Shanxi Fengxi Fertilizer Industry (Group) Ltd. to investigate potential future partnerships in the slow-release fertilizer business. The companies have agreed to cooperate generally in jointly promoting the upgrading of domestic fertilizers in China.

In addition, and separately, the companies have agreed to research the proposed feasibility of future mutual slow-release fertilizer businesses in Shanxi Province, but such agreements are not binding on either company and are not construction, production nor distribution agreements. The agreements do not give either company any rights or obligations for funding, participation, distribution nor licencing. The proposals currently under consideration for feasibility could involve potential production of up to 600,000 tonnes per year of urea and 50,000 tonnes per year of SCU, in one or more projects over several years, with Hanfeng's percentage interest in the projects to be negotiated. Any such arrangements, if made, would be subject to future thorough negotiation, feasibility studies, funding, and both internal and external approvals, as well as the general risks of their respective businesses. Hanfeng emphasized that any speculation now as to the potential outcome of any such discussions and studies is premature. There can be no assurance that any business arrangements will result from any such proposals.

Hanfeng continually investigates opportunities for its business. If any material developments arise, Hanfeng will disclose them fully at the appropriate time.

About Hanfeng

Hanfeng is a leading provider of slow and controlled release fertilizes to blenders, the agriculture market and the urban greening market. Hanfeng was the first to introduce the concept of slow and controlled release fertilizers into China's agriculture market with its establishment of the first commercial scale slow-release fertilizer production in China. All production facilities are located in prime agricultural regions of China. The Company is headquartered in Toronto, Ontario and its shares trade on the Toronto Stock Exchange.

This press release contains forward-looking statements based on current expectations. These forward-looking statements entail various risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Hanfeng does not undertake to update any forward-looking statement that may be made from time to time. Risks and uncertainties about Hanfeng's business are more fully discussed in the Company's disclosure materials, including its annual information form and MD&A, filed with the securities regulatory authorities in Canada, available at www.sedar.com.

%SEDAR: 00019491E

/For further information: Madeline Haiying Yu, CA, Hanfeng Evergreen Inc., Chief Financial Officer, Email: info(at)hanfengevergreen.com, Phone: (416) 368-8588; Kevin O'Connor, Genoa Management Ltd., Investor Relations, Email: koconnor(at)genoa.ca, Phone: (416) 962-3300/
(HF.)

CO: Hanfeng Evergreen Inc.

CNW 08:16e 12-JUL-07

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Hanfeng completes commissioning of 200,000 tonne NPK Tower at Heilongjiang

TSX Symbol: HF

TORONTO, June 25 /CNW/ - Hanfeng Evergreen Inc. ("Hanfeng" or the "Company"), a leading provider of slow and controlled release fertilizers in China, announced today that it has successfully completed the commissioning of the 200,000 tonnes per annum Prill Tower NPK facility at its Heilongjiang Facility. The facility utilizes Hanfeng's own proprietary Urea Formaldehyde/Methylene Urea ("UF/MU") technology to produce NPK products which can be customized using various nitrogen sources to fit customer requirements. Construction of the NPK Prill Tower was completed in 12 months as scheduled, and all production from the two-month commissioning period fully met the Company's rigid design standards.

At 126 meters in height and 16 meters in diameter, the NPK Prill tower at Heilongjiang is the tallest in China, providing Hanfeng the ability to produce multiple types of high quality NPK fertilizers that can be customized according to size and nutrient demand to serve as the core material of the coated NPK products for the landscaping, urban greening, and agricultural markets. The NPK granules produced by the Prill Tower have a perfection rate above 99 percent, and are even and smooth, with a hardness of no less than 30N (Newton), which provides the ideal surface for various coatings. The size of the granules can be also adjusted between 0.5-4.5mm, making the NPK appropriate for golf courses. By adding in the proprietary patented UF/MU products, this facility combines the advantages of slow-release, high concentration NPK with alternative nitric and ammoniacal nitrogen forms.

The production run of Prill tower NPK products has gone through successful technical tests and trials in China, Japan, Southeast Asia and the United States. The superior quality and the unique controlled release formulation demonstrated in the trials have garnered significant interest from numerous international customers, including Hanfeng's strategic partner Agrium Inc. and further enhanced Hanfeng's position as a leader in slow and controlled release fertilizers.

"The successful completion of the Prill Tower NPK facility is a significant milestone for Hanfeng as we continue to expand the scope and scale of our slow and controlled release fertilizer production," said by Mr. Xinduo Yu, President and CEO of Hanfeng Evergreen Inc. "Hanfeng's ability to combine its leading R&D capabilities and advanced product technology with its proven track record of efficiently constructing and operating low-cost production facilities further enhances our reputation as a leader in slow and controlled release fertilizers and provides us with an important competitive edge in our markets, as well as opportunities to work cooperatively with key industry leaders."

Hanfeng expects that the Prill tower NPK facility will ramp up to its normal production capacity by July 1, 2007. The Company also reported that construction of the 100,000 tonne per annum coated NPK facility, also located at Heilongjiang, is on schedule, and the 50,000 tonnes of capacity is expected to be put into production in October of this year with the remaining 50,000 tonnes of capacity to be commissioned in May 2008. When completed, the Heilongjiang facility will have an annual design production capacity of 450,000 tonnes of agricultural slow-release fertilizers, urban greening fertilizers, golf fertilizers, core material for coated NPK fertilizers and UF/MU.

"Besides our edge in technology, products and price, our experienced marketing and R&D teams provide best-in-class sales and technical support enabling us to continually expand and service our domestic and international customer base," stated Mr. Qi Yunfeng, General Manager of the Heilongjiang facility.

About Hanfeng

Hanfeng is a leading provider of slow and controlled release fertilizes to blenders, the agriculture market and the urban greening market. Hanfeng was the first to introduce the concept of slow and controlled release fertilizers into China's agriculture market with its establishment of the first commercial scale slow-release fertilizer production in China. All production facilities are located in prime agricultural regions of China. The Company is headquartered in Toronto, Ontario and its shares trade on the Toronto Stock Exchange.

This press release contains forward-looking statements based on current expectations. These forward-looking statements entail various risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Risks and uncertainties about Hanfeng's business are more fully discussed in the Company's disclosure materials, including its annual information form and MD&A, filed with the securities regulatory authorities in Canada, available at www.sedar.com

%SEDAR: 00019491E

/For further information: Madeline Haiying Yu, CA, Hanfeng Evergreen Inc., Chief Financial Officer, Email: info(at)hanfengevergreen.com, Phone: (416) 368-8588; Kevin O'Connor, Genoa Management Ltd., Investor Relations, Email: koconnor(at)genoa.ca, Phone: (416) 962-3300/
(HF.)

CO: Hanfeng Evergreen Inc.

CNW 07:00e 25-JUN-07

HANFENG EVERGREEN INC.

Annual Meeting of Shareholders

May 17, 2007

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

Business	**Outcome of Vote**
1. The election of the following nominees as directors of the Corporation to hold office until the next annual meeting of shareholders: Robert J. Beutel William A Boycott Andrew K. Mittag Kim Oishi David Reburn David Thompson Graham Warren Joanne Yan Xinduo Yu	Carried
2. The appointment of KPMG LLP as the auditors of the Corporation to hold office until the close of the next annual meeting of shareholders.	Carried
3. The resolution approving the amendments to the Corporation's Stock Option Plan as described in the Management Information Circular dated May 17, 2007.	Carried For: 92.9% Against 7.1%

EQUITY
TRANSFER & TRUST COMPANY

VIA ELECTRONIC TRANSMISSION

May 11, 2007

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: HANFENG EVERGREEN INC.

We are pleased to confirm that copies of the following material were mailed to registered shareholders and to the Non-Objecting Beneficial Owners of the subject company on April 26, 2007.

1. Proxy
2. Notice of Annual Meeting of Shareholders and Management Information Circular
3. Annual Report 2006
4. Supplemental Mailing List Form To Registered Shareholders (mailed to Registered shareholders only)
5. Supplemental Mailing List Form To Beneficial Shareholders (mailed to NOBO shareholders only)
6. Proxy Return Envelope

We have not mailed to registered shareholders in cases where on three consecutive occasions, documents have been returned as undeliverable by the Post Office.

Yours Truly,

EQUITY TRANSFER & TRUST COMPANY

Per:

Michael Lee

Account Manager, Client Services
(416) 361-0930 x236

Hanfeng

Hanfeng Evergreen Inc.

www.hanfengevergreen.com

TSX Symbol: HF

HANFENG ANNOUNCES FIRST QUARTER FINANCIAL RESULTS

TORONTO, May 8, 2007 – Hanfeng Evergreen Inc. ("Hanfeng" or the "Company") today announced sales of $24.2 million for the first quarter ended March 31, 2007, compared to $2.1 million in the same quarter of 2006. EBITDA from continuing operations in the first quarter of 2007 was $4.3 million, compared with $0.028 million in the same period in 2006. Net income from continuing operations was $3.2 million for the quarter compared with a loss of $0.177 million in 2006. Earnings per share ("EPS") from continuing operations were $0.07 for the first quarter compared $0.00 for the same period in 2006. Hanfeng discontinued its nursery and landscaping businesses in late 2005 and May 2006 respectively to focus solely on its slow and controlled release fertilizer business. Net income and EPS including the discontinued operations was $0.5 million and $0.01 respectively in the first quarter of 2006.

The significant increase in sales is due to three new plants (Heilongjiang NPK, Jiangsu SCU and Jiangsu Prill NPK plants) that commenced operations in the second and third quarters of 2006 and additional blending capacity added in the first quarter of 2007. The production is primarily targeting the agriculture market in China. Prior to the second quarter of 2006, Hanfeng only had one fertilizer blending plant operating in Shanghai with production capacity of 20,000 tonnes per annum. Hanfeng's annual fertilizer production capacity increased to 350,000 tonnes at year end 2006 and 400,000 at March 31, 2007. Fully funded production capacity is expected to increase to 600,000 tonnes by the end of the second quarter of 2007 and to 650,000 tonnes by the fourth quarter of 2007. Actual production from all facilities in the first quarter of 2007 was approximately 77,000 tonnes.

"We are very pleased with our first quarter performance," stated Xinduo Yu, Hanfeng's President and CEO. "The winter months of January – March, combined with the Chinese New Year in February, typically contribute to lower sales volumes and lower urban greening sales in the China markets."

On a consecutive quarter basis, Hanfeng's first quarter 2007 sales declined slightly by 0.6% compared to the fourth quarter of 2006 ($24.2 million in 2007 versus $24.3 million in 2006). EBITDA ($4.3 million in 2007 vs.$4.4 million in 2006) and net income ($3.2 million in 2007 vs. $3.4 in 2006) also experienced marginal declines when compared to the fourth quarter of 2006 due to a lower volume of sales to the higher margin urban greening market during the first quarter of 2007.

As at March 31, 2007, Hanfeng reported cash on hand of $5.6 million and working capital of $6.2 million versus $2.1 million and $10.9 million respectively at December 31, 2006. At March 31, 2007, long-term debt was $nil and current bank debt was $23.4 million versus long term debt of $4.9 million and current bank debt of $18.4 million at December 31, 2006. Subsequent to the end of the quarter, the Company repaid approximately $7 million of bank debt.

Business Highlights

On April 4, 2007, Hanfeng announced it had entered into separate agreements with Agrium Advanced Technologies ("Agrium"), a business segment of Agrium Inc., and PetroChina Ningxia Petrochemical Company ("PetroChina"), a division of PetroChina Petrochemical Company, to further expand its slow and controlled release fertilizer business in the domestic market in China and into international markets, including North America. Pursuant to the terms of the agreements, Hanfeng issued 11,959,000 shares to Agrium and 1,000,000 shares PetroChina, both at a $6.22 per share for total proceeds of $80.6 million.

Hanfeng is currently completing feasibility studies for a SCU facility to be constructed under the joint venture agreement with PetroChina.

On April 17, 2007, the Company announced plans to expand production capacity at its Heilongjiang facility by an additional 100,000 tonnes per annum with the construction of a NPK (nitrogen, phosphate, potash) compound fertilizer coating plant, which will utilize two patented technologies developed by Hanfeng. The Company has acquired raw land adjacent to their existing site to accommodate the construction of the new production plant, additional warehouses and a rail spur to move raw materials and finished goods to the main railway line. The expansion project will be funded by proceeds from the share subscriptions by Agrium and PetroChina.

Summary Financial Results

	For the 3 month period ended March 31		
(in thousands in $Cdn)	2007	2006	change
Sales	24,169	2,127	1036%
Gross profit	4,758	610	680%
Net earnings before discontinued operation	3,223	(177)	-
Net earnings from discontinued operation	-	709	-
Net earnings	3,223	532	1921%
From continuing operations:			
Basic EPS	0.07	-	-
Diluted EPS	0.07	-	-
After discontinued operation:			
Basic EPS	0.07	0.01	
Diluted EPS	0.07	0.01	

Note a: discontinued operations include nursery and landscaping businesses that were discontinued in 2005 and 2006 respectively. Comparative statements have been reclassified to present these businesses as discontinued operations.

Balance Sheet Highlights

(In thousand except for ratios)	March 31, 2007	December 31, 2006
Current ratio	1.23: 1	1.6: 1
Cash	5,553	2,104
Working capital	6,171	10,936
Total assets	114,456	108,072
Total debt	26,268	22,943
Loans payable (current portion)	23,439	13,492
Total equity	88,188	85,129
Debt / Equity	30%	27%

Hanfeng Evergreen Inc. will host a conference call to discuss its fiscal 2006 financial results. Ms. Madeline Yu, CFO and Robert Beutel, Chairman of the Board, will host the call.

Date:	Wednesday, May 9, 2007
Time:	10:00 am Eastern
Dial In Number:	416-695-5261 or 1-888-280-8349
Taped Replay:	416-695-5275 or 1-888-509-0081 (available for 7 days)
Taped Replay Passcode:	644085

Live webcast link: http://events.onlinebroadcasting.com/hanfeng/050907/index.php

Hanfeng will hold its Annual General Meeting of Shareholders at 4:00pm on May 17, 2007 at the Ontario Heritage Center, 8 Adelaide Street, Toronto, Ontario.

About Hanfeng Evergreen Inc.
Hanfeng is a leading provider of slow and controlled release fertilizers to blenders, the agriculture market and the urban greening market. Hanfeng was the first to introduce the concept of slow and controlled release fertilizers into China's agriculture market with its establishment of the first commercial scale slow-release fertilizer production in China. All production facilities are located in prime agricultural regions of China. The Company is headquartered in Toronto, Ontario and its shares trade on the Toronto Stock Exchange. For more information, please visit: www.hanfengevergreen.com

This press release contains forward-looking statements based on current expectations. These forward-looking statements entail various risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Risks and uncertainties about Hanfeng's business are more fully discussed in the Company's disclosure materials, including its annual information form and MD&A, filed with the securities regulatory authorities in Canada.

For more information please contact:

Madeline Haiying Yu, CA
Hanfeng Evergreen Inc.
Chief Financial Officer
Email: info@hanfengevergreen.com
Phone: (416) 368-8588

Kevin O'Connor
Genoa Management Ltd.
Investor Relations
Email: koconnor@genoa.ca
Phone: (416) 962-3300

MANAGEMENT'S DISCUSSION AND ANALYSIS

May 7, 2007

Introduction

This management's discussion and analysis (MD&A) relates to the consolidated financial condition and results of operations of Hanfeng Evergreen Inc. ("Hanfeng") together with its subsidiaries in the People's Republic of China ("China"). As used herein, the word "Company" means, as the context requires, Hanfeng and its subsidiaries. The common shares of Hanfeng are listed on the Toronto Stock Exchange (the "Exchange"). Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of Canadian generally accepted accounting principles (Canadian GAAP). This MD&A should be read in conjunction with Hanfeng's unaudited consolidated financial statements for the quarter ended March 31, 2007 and notes thereto, and audited consolidated financial statements for the year ended December 31, 2006 and notes thereto and related MD&A. Additional information relating to Hanfeng Evergreen Inc. including its Annual Information Form can be found on Hanfeng's web site at www.hanfengevergreen.com or on the SEDAR web site for Canadian regulatory filings at www.sedar.com.

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Hanfeng bases its estimates on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

Unless otherwise indicated, all references to "$" or "dollars" in this report refer to the Canadian dollar.

The forward-looking information contained in this document is current only as of the date of the document. There should not be an expectation that such information will in all circumstances be updated, supplemented or revised whether as a result of new information, changing circumstances, future events or otherwise.

Caution Regarding Forward Looking Information

Certain statements in this report, to the extent not based on historical events, are forward-looking statements based on certain assumptions and reflect Hanfeng's current expectations. Forward-looking statements include, without limitation, statements evaluating market and general economic conditions in the following sections, and statements regarding growth strategy and future-oriented project revenue, costs and

expenditures. Actual results could differ materially from those projected and should not be relied upon as a prediction of future events. A variety of inherent risks, uncertainties and factors, many of which are beyond Hanfeng's control, affect the operations, performance and results of Hanfeng and its business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. Some of these risks, uncertainties and factors include the impact or unanticipated impact of: current, pending and proposed legislative or regulatory developments in the jurisdictions where Hanfeng operates, in particular in China; change in tax laws; political conditions and developments; intensifying competition from established competitors and new entrants in the greening and fertilizer industries; technological change; currency value fluctuation and changes in foreign exchange restrictions; changes in Chinese government support or restrictions on foreign investment; general economic conditions worldwide, as well as in China; Hanfeng's success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels. This list is not exhaustive of the factors that may affect any of Hanfeng's forward-looking statements. Hanfeng undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or otherwise. Readers are cautioned not to put undue reliance on forward-looking statements.

Financial Results

(in thousands in Cdn, except per share data)	Q1 2007	Q1 2006	change	Q4 2006	change
Sales	**24,169**	**2,127**	1036%	**24,303**	(0. 6%)
Gross profit	**4,758**	**610**	680%	**5,102**	(6.7%)
Gross profit (% of sales)	19.7%	28.7%	(9.0)%	21.0%	(1.3 %)
Selling & General and Administrative expenses	**923**	**445**	107%	**904**	2.1%
% of sales	3.8%	20.9%	(17.1%)	3.7%	0.1%
Depreciation (not in cost of goods sold)	**281**	**40**	603%	**273**	2.9%
% of sales	1.2%	1.9%	(0.7%)	1.1%	0.1%
Research & Development expense	**95**	**134**	(29%)	**125**	(24 %)
% of sales	0.4%	6.3%	(5.9%)	0.5%	(0.1%)
Stock based compensation expense	**23**	**93**	76%	**97**	(77%)
% of sales	0.1%	4.4%	(4.3%)	0.4%	(0.3%)
Interest expense	**245**	**58**	322%	**221**	10.9%
% of sales	1.0%	2.7%	(1.7%)	0.9%	0.1%
Income tax expense	-	-		-	
Effective tax rate (% of taxable income)	-	-		-	
EBITDA from continuing operations (note)	**4,268**	**28**	15143%	**4,384**	(2.6%)
% of sales	17.7%	1.3%	16.4%	18.0%	(0.3%)
EBITDA after discontinued operations (note)	**4,268**	**737**	479%	**4,504**	(5.2%)
Net income (loss):					
from continuing operations	**3,223**	(177)	(1921%)	**3,439**	(6.3%)
% of sales	13.3%	(8.3%)	21.6%	14.2%	(0.9%)
from discontinued operations	-	**709**		**120**	
Net income	**3,223**	**532**	506%	**3,559**	(9.4%)
From continuing operations:					
Basic EPS	0.07	-	0.07	0.07	-
Diluted EPS	0.07	-	0.07	0.07	-
After discontinued operations:					
Basic EPS	0.07	0.01	0.06	0.07	-
Diluted EPS	0.07	0.01	0.06	0.07	-

Note: EBITDA is a non-GAAP financial measure. Hanfeng calculates it by adding (1) net income, (2) interest expense reported on the income statements, (3) depreciation expenses reported as part of cost of goods sold on the income statements, (4) depreciation expenses reported as a line item on the income statements and (5) income tax expenses reported on the income statements. This might not be the same definition used by other companies. Reconciliations to Canadian GAAP net income are as follows:

(in thousands in Cdn)	**Q1 2007**	**Q1 2006**	**Q4 2006**
Net income (loss) from continuing operations	3,223	(177)	3,439
Add:			
Depreciation (a line item on income statements)	281	40	273
Depreciation (part of cost of goods sold)	519	107	451
Interest expense	245	58	221
Income tax expense	-	-	-
EBITDA from continuing operations	4,268	28	4,384
Add: Net income from discontinued operations	-	709	120
EBITDA after discontinued operations	4,268	737	4,504

Results of operations

Sales for the first quarter of 2007 increased significantly from the same quarter in 2006 due to the increase in production capacity brought on line throughout 2006: only one plant (the original Shanghai blending facility) was operational in the first quarter of 2006, compared to 3 plants plus extended blending capacities at the Heilongjiang and Jiangsu facilities in China at the end of the first quarter of 2007. Management believes the financial results from the fourth quarter of 2006 are useful as they provide a better basis for comparison due to the aforementioned production increases in 2006.

Sales in the first quarter of 2007 are similar to those reported in the fourth quarter of 2006 due to several factors including higher sales volumes from the blending capacity added at Heilongjiang in the first quarter 2007, offset by lower sales volumes to the higher priced urban greening market in the first quarter of 2007. In addition, the Chinese New Year, the most important holiday in China, is celebrated throughout the month of February and adversely affected sales in the first quarter of 2007. Total production in the quarter was approximately 77,000 tonnes.

Gross profit increased significantly compared with the first quarter of 2006 as a result of the increased sales reported in the first quarter of 2007. On a consecutive quarter comparison, gross profit decreased slightly as the result of the change in sales mix. Gross profit as a percentage of sales decreased in the first quarter of 2007 compared with the fourth quarter of 2006, due to the majority of sales being in the lower margin agriculture market, rather than the higher margin market of niche urban greening, as was the case in the first quarter of 2006. Since the first quarter of 2006, Hanfeng's production capacity on an annual basis has increased from 20,000 tonnes to 400,000 tonnes, with all additions focusing on the larger agriculture market. On a consecutive quarter comparison, gross profit as a percentage of sales decreased from 21% in the fourth quarter of 2006 to 19.7% in the first quarter of 2007, due to less urban greening sales in the first quarter of this year.

SG&A remains a small percentage of sales (3.8% in the first quarter of 2007 versus 3.7% in the fourth quarter of 2006), and significantly smaller compared with the first quarter of 2006 (20.9 %) as a result of the significant increase in sales volume.

Interest expense is comparable with amounts reported in last quarter.

EBITDA (from continuing operations) decreased by $0.06 million in the first quarter of 2007 compared with the fourth quarter of 2006. The decline in EBITDA is attributable to the aforementioned change in product mix. Year-over-year, EBITDA increased significantly from $0.03 million in the first quarter of 2006 to $4.3 million in 2007.

Income tax rate of Hanfeng is nil for 2007. The National People's Congress in China approved the tax reforms on March 16, 2007. Details regarding the implementation are expected to be announced over a period of time. In general, China will remove certain tax incentives that were only available to foreign companies in China. Hanfeng received all its tax incentives prior to March 16, 2006, which under the announced reform policy can be subject to limited grandfathering. While further confirmation of future tax rates are unavailable from the tax authorities, the following future income tax rates are estimated based on management's best understanding of the current situation only. Based on the future production capacity allocation, the income tax rates in China will most likely be 0% in 2008, 9.6% for 2009 and 15% thereafter. These estimated rates may differ from the actual rates approved in the future.

Discontinued Operations

Hanfeng discontinued its nursery and landscaping businesses in late 2005 and May 2006 respectively. There have been no business activities from the discontinued operations since March 31, 2006.

Quarterly Results

	2007	2006				2005		
in thousands Cdn, except per share data	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Sales	24,169	24,303	20,668	12,750	2,128	3,136	2,684	3,189
Net income:								
Continuing operations	3,223	3,439	2,451	1,360	(177)	50	(177)	24
Discontinued operations	-	120	-	-	709	2,420	3,274	3,217
Total	3,223	3,559	2,451	1,360	532	2,470	3,097	3,241
Basic EPS:								
Continuing operations	0.07	0.07	0.05	0.03	-	-	-	-
Discontinued operations	-	-	-	-	0.01	0.05	0.07	0.08
Total	0.07	0.07	0.05	0.03	0.01	0.05	0.07	0.08
Diluted EPS:								
Continuing operations	0.07	0.07	0.05	0.03	-	-	-	-
Discontinued operations	-	-	-	-	0.01	0.06	0.07	0.08
Total	0.07	0.07	0.05	0.03	0.01	0.06	0.07	0.08

Note: the discontinued operations include landscaping and nursery businesses.

As shown in the above table, Hanfeng has transformed itself from a greening, nursery, and landscaping business into a slow and controlled release fertilizer producer. Its production capacity increased from 20,000 tonnes per annum in 2005 to 350,000 tonnes per annum capacity by the end of 2006 and will increase to 600,000 tonnes by the second quarter of 2007 after its completion of the Heilongjiang tower granulation plant, and to 700,000 tonnes by the first quarter of 2008 after its completion of its Heilongjiang coated compound plant. See "Subsequent Events".

In 2005, Hanfeng's fertilizer business was not impacted by seasonal factors since the level of the production capacity was relatively small by comparison to 2006, where the Company added one new plant in each quarter. As a result, the sales and the net income from continuing operations increased in each quarter of 2006.

In general, the plants in Heilongjiang province, located in the northeast region of China may experience slower sales in the winter and summer months. Hanfeng's current production in this region is 150,000 tonnes per annum, including 50,000 tonnes blending capacity. As previously noted, a 200,000 tonnes per annum plant will be commissioned and is expected to be operational in the second quarter of 2007. Based on current sales and the increasing demand for Hanfeng's products, the Company expects that the increased capacity will be consumed as Hanfeng's market share increases.

In general, the plants in Jiangsu province in the eastern region of China may experience slow sales in the summer months. Hanfeng currently operates 250,000 tonnes per annum facilities in this region, which includes 50,000 tonnes of blending capacity.

Liquidity and capital resources

(In thousand except for ratios)	**March 31, 2007**	**December 31, 2006**
Current ratio *	1.23 : 1	1.6 : 1
Cash	5,553	2,104
Working capital	6,171	10,936
Total assets	114,456	108,072
Total debt	26,268	22,943
Loans payable (current portion)	26,268	13,492
Total equity	88,188	85,129
Debt / Equity **	30%	27%

* Current ratio = Current Assets / Current Liabilities

** Debt to Equity = Total Debt / Total Equity

Compared with the 2006 year end, current assets increased by approximately $3.4 million to $32.4 million as at March 31, 2007. The increase was due to several factors including a $3.4 million increase in cash, a $2.3 million increase in receivables, and a $3 million increase in inventory and a $5.5 million decrease in prepaid inventory. The increases in receivables and inventory were primarily due to a number of sales transacted at or near the end of the quarter. The decrease in prepaid inventory was resulted from receiving inventory before the end of the current quarter.

Current liabilities increased in the first quarter of 2007 to $26.3 million versus $18.1 million as at December 31, 2006. The increase is attributable to Hanfeng's commitment as of March 31, 2007 for retirement of outstanding loans. Long-term debt was $nil as at March 31, 2007 versus $4.9 million at December 31, 2006.

The Company generated $4.1 million in operating cash flow (before working capital adjustments) in the first quarter of 2007 versus $0.09 million in the same period in 2006. During this quarter, net $1.3 million bank debt was used to support working capital needs. Hanfeng also paid approximately $0.1 million to its contractor for the Heilongjiang tower plant.

Subsequent Events

On April 2, 2007, Hanfeng announced it had entered into separate agreements with Agrium Advanced Technologies ("Agrium"), a business segment of Agrium Inc., and PetroChina Ningxia Petrochemical Company ("PetroChina"), a division of PetroChina Petrochemical Company, to further expand its slow and controlled release fertilizer business in the domestic market in China and into international markets, including North America. On April 18, 2007, pursuant to the terms of the agreements, Hanfeng issued 11,959,000 shares to Agrium and 1,000,000 shares PetroChina, both at a $6.22 per share for total proceeds of $80.6 million.

The Company and Agrium also amended the existing exclusive licensing agreement for the production technologies for sulphur-coated urea ("SCU") in order to allow for the construction of additional SCU plants in China. On April 5, 2007, Hanfeng established a new wholly-owned subsidiary ("Holdco") which holds the rights to the SCU agreement. The purpose of Holdco will be to explore new SCU projects and joint venture opportunities, like the aforementioned agreement with PetroChina, in China. The Company has granted Agrium an option to acquire 50 percent of Holdco. The option may be exercised at any time between 6 and 24 months after April 18, 2007.

With the proceeds obtained from the private placement mentioned above, on April 23, 2007, Hanfeng fully repaid the outstanding loan of $3.4 million from the Export Development Corporation. On April 19, 2007, the outstanding revolving credit facility of $3.6 million from the Bank of China (Canada) was fully repaid. The contractor's loan for Hanfeng's Heilongjiang tower plant will be repaid upon the confirmation of its final completion in the second quarter of this year.

On April 17, 2007, the Company announced plans to expand production capacity at its Heilongjiang facility by an additional 100,000 tonnes per annum with the construction of a NPK (nitrogen, phosphate, potash) compound fertilizer coating plant, which will utilize two patented technologies developed by Hanfeng. The Company has acquired vacant land adjacent to their existing site to accommodate the construction of the new production plant, additional warehouses and a rail spur to move raw materials and finished goods to the main railway line. The expansion project will be funded from proceeds generated by the $80.6 million in share subscriptions by Agrium and PetroChina.

Contractual Obligations

in thousands Cdn	Total	2007	2008	2009
Bank Debt Repayment	$ 23,439	23,439	-	-
Lease Obligations	$ 76	38	38	-

The bank loan details can be found in the note to financial statements.

Capital structure

As at May 7, 2007, the date of this report, there were

- 61,151,907 common shares outstanding
- 805,000 options outstanding, with a weighted average exercise price of $2.71
- No warrants outstanding.

Changes in accounting policies

On January 1, 2007, the Company adopted CICA Handbook Sections 1530, "Comprehensive Income", Section 3251 "Equity", Section 3855, "Financial Instruments - Recognition and Measurement", Section 3861, and "Financial Instruments - Disclosure and Presentation".

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures have not been restated except for the requirement to restate currency translation adjustment as part of other comprehensive income.

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held to maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

Non-financial derivatives must be recorded at fair value on the consolidated balance sheet unless they are exempt from derivative treatment based upon expected purchase, sale or usage requirements. All changes in their fair value are recorded in net earnings unless cash flow hedge accounting is applied, in which cash changes in fair value are recorded in other comprehensive income. This change had no impact on the financial statements of the Company.

Section 3855 also requires that the embedded derivatives be identified and separated from the related host contract and be measured at fair value. Subsequent changes in fair value of embedded derivatives are recognized in the consolidated statement of operations in the period the change occurs. This change had no impact on the financial statements of the Company.

Under adoption of these new standards, the Company designated its cash as held-for-trading, which is measured at fair value.

Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Bank indebtedness, accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost, using effective interest rate method.

For the three-month period ended March 31, 2007 the adoption of this standard resulted in the following changes: an elimination of deferred financing cost on the balance sheet as it is now part of the loan payable when it is measured at amortized cost. There is no impact on the income statements and cash flow statements. In addition, Hanfeng added two statements starting from this period, namely "Consolidated Statements of Other Comprehensive Income" and "Consolidated Statement of Changes in Shareholders' Equity".

Outlook

As of the date of this MD&A, Hanfeng is in the process of completing the commissioning of the 200,000 tonne per annum expansion of its Heilongjiang facility. The Company expects first commercial production to commence in the second quarter of this year.

In addition, Hanfeng has begun construction on the 100,000 tonne per annum coated NPK plant at Heilongjiang. The first phase of 50,000 tonnes/annum is expected to be commissioned at the beginning of October 2007 and the second phase at the beginning of February 2008. The coated NPK is expected to be sold in the higher margin international urban greening market. Once completed, the 100,000 tonne expansion will increase Hanfeng's total annual production capacity from all facilities to 700,000 tonnes, including 400,000 tonnes of NPK capacity, 100,000 tonnes of sulphur coated urea capacity, 100,000 tonnes of NPK coating capacity, and 100,000 tonnes of blending capacity.

The Company is currently completing feasibility studies for a SCU facility to be constructed under the joint venture agreement with PetroChina.

Risks

Hanfeng has deployed all resources to its fertilizer business. Please see more risk disclosure in the 2006 year end MD&A.

Form 52-109F2 - *Certification of Interim Filings*

I, Xinduo Yu, President & Chief Executive Officer of Hanfeng Evergreen Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Hanfeng Evergreen Inc., (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 7, 2007

"Signed"

Name: Xinduo Yu
Title: President & Chief Executive Officer

Form 52-109F2 - *Certification of Interim Filings*

I, Madeline Haiying Yu, Chief Financial Officer of Hanfeng Evergreen Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Hanfeng Evergreen Inc., (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 7, 2007

"Signed"

Name: Madeline Haiying Yu
Title: Chief Financial Officer

Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

HANFENG EVERGREEN INC.

Three months ended March 31, 2007 and 2006

HANFENG EVERGREEN INC.

Consolidated Balance Sheets
(Expressed in thousands of Canadian dollars)

	March 31, 2007 (Unaudited)	December 31, 2006
Assets		
Current assets:		
Cash	$ 5,553	$ 2,104
Term deposit	317	316
Accounts receivable	7,735	5,394
Prepaid inventory and deposits	6,148	11,636
Inventories	12,686	9,555
	32,439	29,005
Deferred financing cost	-	294
Deferred development costs	552	532
Intangible assets	1,037	1,104
Construction in progress	17,269	16,679
Property, plant and equipment	63,159	60,458
	$ 114,456	$ 108,072
Liabilities and Shareholders' Equity		
Current liabilities:		
Loans payable (note 4)	$ 23,439	$ 13,492
Accounts payable and accrued liabilities	2,179	2,897
Advances from customers	577	1,607
Income taxes payable	73	73
	26,268	18,069
Long-term debt (note 4)	-	4,874
Shareholders' equity:		
Share capital: (note 5)		
Common shares	44,417	44,417
Contributed surplus (note 5)	1,047	1,024
Accumulated other comprehensive loss	(4,717)	(4,530)
Retained earnings	47,441	44,218
	42,724	39,688
	88,188	85,129
Subsequent events (note 11)		
	$ 114,456	$ 108,072

See accompanying notes to unaudited interim consolidated financial statements.

On behalf of the Board:

Graham Warren Director Robert Beutel Director

HANFENG EVERGREEN INC.

Consolidated Statements of Income and Retained Earnings
(Expressed in thousands of Canadian dollars)
(Unaudited)

	Three months ended March 31, 2007	Three months ended March 31, 2006
Sales	$ 24,169	$ 2,127
Cost of goods sold	19,411	1,517
Gross profit	4,758	610
Expenses:		
Selling	218	11
General and administrative	705	434
Amortization	281	40
Loss on disposal of property, plant and equipment	-	18
Research and development	95	134
Gain on foreign exchange	(32)	(1)
Stock-based compensation (note 5)	23	93
	1,290	729
Operating income	3,468	(119)
Interest expense	245	58
Income (loss) from continuing operations before income taxes	3,223	(177)
Income tax recovery	-	-
Net income (loss) from continuing operations	3,223	(177)
Net income from discontinued operations (note 7)	-	709
Net income	3,223	532
Retained earnings, beginning of period	44,218	36,317
Retained earnings, end of period	$ 47,441	$ 36,849
Income per share from continuing operations (note 5):		
Basic	0.07	-
Diluted	0.07	-
Income per share from discontinued operations (note 5):		
Basic	-	0.01
Diluted	-	0.01
Income per share (note 5):		
Basic	0.07	0.01
Diluted	0.07	0.01

See accompanying notes to unaudited interim consolidated financial statements.

HANFENG EVERGREEN INC.

Consolidated Statements of Other Comprehensive Income
(Expressed in thousands of Canadian dollars)
(Unaudited)

	Three months ended March 31, 2007	Three months ended March 31, 2006
Net Income	$ 3,223	$ 532
Other Comprehensive income		
Net gain (loss) on translation of net foreign operations	(187)	561
Total Comprehensive Income	$ 3,036	$ 1,093

Consolidated statement of Changes in Shareholders' Equity
(Expressed in thousands of Canadian dollars)
(Unaudited)

	Three months ended March 31, 2007	Three months ended March 31, 2006
Common Shares		
Balance at beginning period	$ 44,417	$ 32,776
Issuance of new shares	-	1,104
Issuance of warrants	-	1,411
Exercise of stock options	-	1,680
Balance at end of period	44,417	36,971
Contributed surplus		
Balance at beginning of period	1,024	1,725
Stock-based compensation expense	37	93
Reduction due to cancellation of non-vested stock options	(14)	(540)
Balance at end of period	1,047	1,278
Retained Earnings		
Balance at beginning of period	44,218	36,317
Net income	3,223	532
Balance at end of period	47,441	36,849
Accumulated other comprehensive loss		
Balance at beginning of period	(4,530)	(7,700)
Translation of net foreign operations	(187)	561
Balance at the end of the period	(4,717)	(7,139)
Total Shareholders' Equity	$ 88,188	$ 67,959

HANFENG EVERGREEN INC.

Consolidated Statements of Cash Flows
(Expressed in thousands Canadian dollars)
(Unaudited)

	Three months ended March 31, 2007	Three months ended March 31, 2006
Cash provided by (used in):		
Operating activities:		
Net income (loss) from continuing operations	$ 3,223	$ (177)
Items not involving cash:		
Amortization	860	147
Loss on disposal of property, plant and equipment	-	27
Stock-based compensation	23	93
	4,106	90
Change in non-cash operating working capital (note 9)	(1,579)	(8,089)
Cash provided by (used in) operating activities of continuing operations	2,527	(7,999)
Cash used in operating activities of discontinued operations	-	(530)
	2,527	(8,529)
Financing activities:		
Proceeds from loans payable	1,661	6,056
Repayments of loans payable	(442)	(241)
Shares issued for cash	-	2,551
	1,219	8,366
Investing activities:		
Deposit for purchase of plant	-	(1,923)
Acquisition of property, plant and equipment and intangible assets	(228)	(818)
Deferred development costs	(21)	(30)
Proceeds from disposal of property, plant and equipment	9	16
Cash used in investing activities of continuing operations	(240)	(2,755)
Proceeds from disposition	-	9,375
Cash (used in) provided by investing activities of discontinued operations	-	9,375
	(240)	6,457
Effect of exchange rate changes on cash	(57)	275
Increase in cash	3,449	6,732
Cash, beginning of period	2,104	1,651
Cash, end of period	$ 5,553	$ 8,383

Supplemental cash flow information (note 9)

See accompanying notes to unaudited interim consolidated financial statements.

(Expressed in Canadian dollars, unless otherwise stated)

The Company was incorporated under the Canada Business Corporations Act on December 6, 1996. It manufactures and distributes fertilizer for the agricultural market in China.

1. **Basis of presentation:**

These interim consolidated financial statements (the "financial statements") have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP") and include the accounts of Hanfeng Evergreen Inc. and its subsidiaries in the Peoples Republic of China ("China"). These financial statements have been prepared by the management of the Company using the same accounting policies and methods as the most recent annual financial statements of the Company, except as discussed in Note 2. These financial statements do not contain all disclosures required by Canadian GAAP for annual financial statements and, accordingly, the financial statements should be read in conjunction with the most recently prepared annual financial statements for the year ended December 31, 2006.

2. **Changes in accounting policies:**

On January 1, 2007, the Company adopted The Canadian Institute of Chartered Accountants Handbook Section 1530 "Comprehensive Income", Section 3251 "Equity", Section 3855 "Financial Instruments - Recognition and Measurement", Section 3861 "Financial Instruments - Disclosure and Presentation", and Section 3865 "Hedges".

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with GAAP.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. As required, prior periods have not been revised except to classify unrealized foreign currency transaction gains or losses related to foreign operations in accumulated other comprehensive loss.

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. Under Section 3855, financial instruments must be

2. Changes in accounting policies (continued):

classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held to maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

Non-financial derivatives must be recorded at fair value on the balance sheet unless they are exempt from derivative treatment based on upon expected purchase, sale or usage requirements. All changes in their fair value are recorded in net earnings unless cash flow hedge accounting is applied, in which cash changes in fair value are recorded in other comprehensive income.

Section 3855 also requires that the embedded derivatives to be identified and separated from the related host contract and be measured at fair value. Subsequent changes in fair value of embedded derivatives are recognized in the consolidated statement of operations in the period the change occurs.

Upon adoption of these new standards, the Company designated its cash and term deposits as held-for-trading, which is measured at fair value. Except for the reclassification noted below, the adoption of these standards had no impact on the financial statements of the Company. As required, prior periods have not been revised except to classify unrealized foreign currency translation gains or losses related to foreign operations in accumulated comprehensive loss.

Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Bank indebtedness, accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost, using the effective interest rate method. As a result, the deferred financing cost account has been netted against the loan payable account on the balance sheet as of January 1, 2007.

3. Seasonality:

Interim results are not necessarily indicative of the results for other quarters. The Company does not earn its revenue and incur costs evenly throughout the year. As the Company's fertilizer production increases, some seasonality is expected. In general, the plant in Heilongjiang province, the Northeast region of China may experience slow sales in the winter and the summer. The plants in Jiangsu Province, the China Southeast region, may experience slow sales in the summer.

4. Loans payable:

	March 31 2007	December 31 2006
		(In thousands)
Revolving credit facility (a)	$ 3,621	$ 2,050
Working capital loan (b)	7,455	7,465
EDC loan (c)	3,439	3,977
Construction loan (d)	8,924	4,874
	23,439	18,366
Less current portion	23,439	13,492
	$ -	$ 4,874

(a) The revolving credit facility is with Bank of China (Canada) ("BOCC") for a maximum principal amount of Cdn. $4.0 million. The principal amount outstanding at any time shall not exceed the lower of (a) Cdn. $4.0 million, and (b) 40% of pledged security. The principal amount outstanding is secured by (i) an unlimited guarantee and postponement of claim by the Company's subsidiary, Dalian Hanfeng; (ii) limited recourse guarantees from one shareholder of the Company; and (iii) a pledge of an aggregate of 7,200,000 shares of the Company held by one shareholder of the Company, which amount shall be subject to increase in the event that the closing price of the shares of the Company shall fall below $1.25 per share at any time. There are several covenant ratios required by the bank. The revolving credit facility bears interest at prime rate plus 1.75% and is renewable annually. (See also note 11 (b)).

(Expressed in Canadian dollars, unless otherwise stated)

4. Loans payable (continued):

The Company also has a demand revolving operating line of credit for a maximum amount of Cdn. $0.5 million from Bank of China (Canada). The balance as at March 31, 2007 was Cdn. $0.2 million (December 31, 2006 - nil). A U.S. $260,000 term deposit has been provided as security. This facility bears interest at prime rate plus 0.5% per annum and is repayable upon demand.

(b) The Company has revolving facilities with two local banks in China for a maximum principal amount of RMB 100 million (Cdn. $15.0 million). The interest rate is the posted rate by the People's Bank of China of 5.4%. The loans are secured by the land use right of the Jiangsu site. The next renewal dates for these loans are July 31 and August 8, 2007. As of March 31, 2007, the balance of these loans was RMB 50,000,000 (Cdn. $7.5 million) (December 31, 2006 – RMB 50 million or Cdn. $7.5 million).

(c) The Company has committed to repay the full amount of Export Development Canada ("EDC") loan on April 30, 2007. As of March 31, 2007, the balance of the loan was U.S. $2.9 million (Cdn. $3.4 million) (See also note 11(b)).

(d) Heilongjiang Hanfeng has a loan with a contractor to fund its expansion project. Interest is accrued on the outstanding balance at 4.8% for the period between August 1 and October 31, 2006, and 9.6% thereafter. As of March 31, 2007, this plant was approximately 80% completed. The Company paid RMB 49 million (Cdn. $7.3 million) to the contractor in 2006. As at March 31, 2007, the balance of the loan was approximately RMB 59.8 million (December 31, 2006 - Cdn. $8.9 million). The Company has received a written offer from China Construction Bank for a 3-year term post-construction mortgage debt.

5. **Share capital:**

(a) issued common shares:

	Number of shares	Amount
		(In thousands)
Balance, December 31, 2005	43,753,944	$ 32,776
Issuance of new shares	500,000	1,104
Exercise of warrants at $2.50 per share	2,788,750	6,972
Exercise of warrants at $2.35 per share	165,159	388
Exercise of warrants at $2.00 per share	275,000	550
Exercise of stock options at $1.76 per share, transfer from contributed surplus of $108,103 attributed to stock-based compensation recognized	150,000	372
Exercise of stock options at $3.00 per share, transfer from contributed surplus of $725,690 attributed to stock-based compensation recognized	500,000	2,226
Exercise of stock options at $3.80 per share, transfer from contributed surplus of $9,456 attributed to stock-based compensation recognized	5,000	29
Balance, December 31, 2006	48,137,853	44,417
Balance, March 31, 2007	48,137,853	$ 44,417

(b) Warrants:

As at March 31, 2007, the following warrants were outstanding. Each warrant entitles the holder to acquire common shares:

	Number of shares
Warrants outstanding at December 31, 2006	55,054
Warrants outstanding at March 31, 2007	55,054

5. Share capital (continued):

(c) Stock option plan:

	Options	Weighted average exercise price
Options outstanding, December 31, 2005	1,495,000	$ 2.69
Granted	185,000	3.30
Cancelled	(200,000)	3.00
Exercised	(655,000)	2.72
Options outstanding, December 31, 2006	825,000	2.73
Cancelled	(20,000)	3.80
Options outstanding, March 31, 2007	805,000	$ 2.71

(d) Contributed surplus:

	(In thousands)
Balance, December 31, 2005	$ 1,725
Stock-based compensation expense	291
Transfer to common stock for stock options exercised	(843)
Reduction due to cancellation of non-vested stock options	(149)
Balance, December 31, 2006	1,024
Stock-based compensation expense	37
Reduction due to cancellation of non-vested stock options	(14)
Balance, March 31, 2007	$ 1,047

5. Share capital (continued):

(e) The computations for basic and diluted earnings per share are as follows:

	Three months ended March 31 2007	2006
		(In thousands)
Numerator:		
Net income (loss) from continuing operations	$ 3,223	$(177)
Net income from discontinued operations	-	709
Net income	$ 3,223	$ 532
Denominator:		
Weighted average number of common shares outstanding:		
Basic	48,137,853	44,642,368
Effect of stock options	458,537	254,706
Effect of warrants	33,014	636,724
Diluted	48,629,404	45,533,798

6. Related party transactions:

As at March 31, 2007, the Company has an outstanding loan in the amount of $29,026 (December 31, 2006 - $20,274) receivable from the minority shareholder of Nigeria Hanfeng.

7. Discontinued operations:

To expand its fertilizer business in China, the Company made the decision to discontinue its nursery business in 2005. The revenue in 2006 was nil. The gain from sale of remaining assets in the first quarter of 2006 was $0.8 million. For the same reason, on May 9, 2006, the Company discontinued its landscaping business. The landscaping revenue in 2006 was approximately $0.06 million and there were no assets related to this business for sale. There were no activities related to these discontinued businesses after the first quarter of 2006. The net income from the two discontinued businesses was $0.8 million in 2006.

8. Financial instruments:

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The Company is exposed to currency risk as its subsidiaries' functional currency is RMB. Unfavourable changes in the applicable exchange rate may result in a decrease or increase in the accumulated other comprehensive loss. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The Company is exposed to interest risks arising from the bank loan. Unfavourable changes in the applicable interest rate may result in an increase in interest expense. The Company does not use derivative instruments to reduce its exposure to interest rate risk.

Other financial instruments held by the Company include debt due to a contractor to fund the expansion project at Heilongjiang Hanfeng (note 4). The Company does not have plans to transfer the loan to third parties and expects to settle it in the ordinary course of business. The fair value of this instrument cannot be reasonably estimated because no active and liquid market exists for the instrument, and a market rate of interest (for instruments having similar terms and characteristics) which is required to be used in estimation techniques, such as discounted cash flow analysis, cannot reasonably be determined due to the unusual terms of these instruments.

The Company has minimal concentration of credit risk and does not require collateral to support these financial instruments.

During the first quarter of 2007, three customers individually comprised 36%, 13% and 11% of sales, respectively. As at March 31, 2007, 37% of accounts receivable was related to these customers. During the first quarter of 2007, one supplier individually accounted for 26% of the total purchases.

9. Consolidated statements of cash flows:

(a) Supplemental cash flow information:

	Three months ended March 31, 2007	Three months ended March 31,2006
	(In thousands)	
Supplemental cash flow information:		
Interest paid	$ 245	$ 58
Income taxes paid	-	463
Supplemental disclosure of non-cash transactions:		
Minority interest purchased by new shares issued	-	1,104
Prepaid deposit transferred to construction in progress	-	7,746
Heilongjiang plant construction financed by the contractor	5,893	-

(b) Change in non-cash operating working capital:

	Three months ended March 31, 2007	Three months ended March 31, 2006
	(In thousands)	
(Increase) decrease in accounts receivable	$ (2,377)	$ 690
Decrease (Increase) in prepaid inventory and deposits	5,542	(7,227)
(Increase) in inventories	(3,184)	(2,098)
(Decrease) increase in accounts payable and accrued liabilities	(519)	576
(Decrease) in advance from customers	(1,041)	(30)
	$ (1,579)	$ (8,089)

10. Comparative figures:

Certain 2006 comparative figures have been reclassified to conform with the financial statement presentation adopted in 2007.

(Expressed in Canadian dollars, unless otherwise stated)

11. Subsequent events:

(a) On April 18, 2007, the Company issued 11,959,000 shares to a subsidiary of Agrium Inc. ("Agrium") and 1,000,000 shares to a subsidiary of PetroChina Petrochemical Company ("PetroChina"), both at a $6.22 per share for total proceeds of $80.6 million.

The Company and Agrium also amended the existing exclusive licensing agreement regarding production technologies for sulphur-coated urea ("SCU"). On April 5, 2007, Hanfeng established a new wholly-owned subsidiary ("Holdco") which holds the rights to the SCU agreement. The purpose of Holdco will be to explore new SCU projects and joint venture opportunities in China. The Company has granted Agrium an option to acquire 50 percent of Holdco. The option may be exercised at any time between six and 24 months after April 18, 2007.

(b) On April 23, 2007, the total outstanding loan from EDC was fully repaid. On April 19, 2007, the total outstanding revolving credit facility from BOCC was fully repaid. (See also note 4).

(c) On April 17, 2007, the Company started an expansion project on its Heilongjiang site of China. A coated compound fertilizer plant with an annual designed production capacity of 100,000 tonnes will be constructed on its existing site in Heilongjiang, China. Total estimated cost of the project is approximately RMB 85.2 million (Cdn. $12.5 million).

Hanfeng Evergreen Inc.

Suite 838
8 King Street East
Toronto, ON
M5C 1B5

PROXY, SOLICITED BY THE MANAGEMENT OF THE CORPORATION, for the Annual Meeting of Shareholders to be held on May 17, 2007

The undersigned shareholder of Hanfeng Evergreen Inc. (the "Corporation") hereby appoints Robert Beutel, Chairman of the Corporation, or failing that person, Xinduo Yu, President of the Corporation, or instead of either of them,__________________ as proxy, with power of substitution, to attend, vote the shares represented by this Proxy and otherwise act for the undersigned at the Annual Meeting of Shareholders of the Corporation to be held at Ontario Heritage Centre, 8 Adelaide Street East, Toronto, Ontario, on Thursday, May 17, 2007 at 4:00 p.m., local time (the "Meeting") and at any adjournments thereof, and without limiting the general authorization and power hereby given, the persons named above are specifically directed to vote as instructed.

This proxy revokes and supersedes all proxies of earlier date.

THIS PROXY MUST BE SIGNED & DATED.

DATED this day of , 2007.

____
Name of Shareholder (Please Print)

____
Signature of Shareholder

TO BE VALID, THIS PROXY MUST BE RECEIVED BY THE CORPORATION, OR ITS AGENT,EQUITY TRANSFER&TRUST COMPANY.,200 UNIVERSITY AVENUE, SUITE 400, TORONTO, ONTARIO, M5H 4H1, NOT LATER THAN 4:30 p.m. TORONTO TIME, ON MAY 15, 2007.

1. VOTE ☐ or WITHHOLD FROM VOTING ☐ (or, if not specified, **VOTE**) for election of the directors as nominated by Management;

2. VOTE ☐ or WITHHOLD FROM VOTING ☐ (or, if not specified, **VOTE**) for appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and authorizing the directors to fix their remuneration;

3. Vote FOR ☐ or AGAINST ☐ (or, if not specified, vote **FOR**) the resolution approving the amendment to the Corporation's Stock Option Plan;

and in their discretion to vote on amendments or variations to matters identified in the Notice of Meeting or such other matters which may properly come before the Meeting or any adjournment thereof

Hanfeng Evergreen Inc.

8 King Street East
Suite 838
Toronto, ON
M5C 1B5

Instructions:

On any ballot that may be called for, the shares represented by this Proxy in favour of the person(s) designated by management of the Corporation named in this Proxy will be voted or withheld from voting in accordance with the instructions given on the ballot, and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If no choice is specified in this Proxy with respect to a particular matter identified in the Notice of Meeting, the person(s) designated by management of the Corporation in this Proxy will vote the shares represented by this Proxy as specified for such matter in the Management Information Circular in respect of the Meeting.

Each shareholder has the right to appoint as proxyholder a person (who need not be a shareholder of the Corporation) other than the person(s) designated by management of the Corporation to attend and act on the shareholder's behalf at the Meeting. Such right may be exercised by inserting the name of the person to be appointed in the blank space provided in this Proxy or by completing another form of proxy.

This Proxy or such other form of proxy should be completed, dated and signed, and sent in the enclosed envelope or otherwise to the Secretary of the Corporation c/o Equity Transfer & Trust Company, 200 University Ave, Suite 400, Toronto, Ontario M5H 4H1, telephone number: (416) 361-0152, fax number: (416) 361-0470 or to the Secretary of the Corporation at the Corporation's registered office, which is located at 8 King Street East, Suite 838, Toronto, Ontario, M5C 1B5, fax number: (416) 849-0075.

If this Proxy is not dated in the space provided, it shall be deemed to bear that date on which it was mailed by or on behalf of the Corporation.

This Proxy must be signed by the shareholder or the shareholder's attorney authorized in writing. If the shareholder is a corporation, this Proxy must be signed by the duly authorized officer or attorney of the shareholder. A person signing on behalf of a shareholder must provide, with this Proxy, satisfactory proof of such person's authority and must indicate the capacity in which such person is signing.

Hanfeng

Hanfeng Evergreen Inc.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held On

May 17, 2007

and

MANAGEMENT INFORMATION CIRCULAR

Hanfeng

HANFENG EVERGREEN INC.

Notice of Annual Meeting of Shareholders

May 17, 2007

Notice is hereby given that the annual meeting of the holders of common shares of Hanfeng Evergreen Inc. (the "Corporation") will be held at Ontario Heritage Centre, 8 Adelaide Street East , Toronto, Ontario, on Thursday, May 17, 2007 at 4:00 p.m., local time, for the following purposes:

(a) to receive the audited consolidated financial statements of the Corporation as at and for the financial year ended December 31, 2006 and the auditors' report thereon;

(b) to elect directors;

(c) to re-appoint the Corporation's auditors and to authorize the Board of Directors to fix their remuneration;

(d) to consider a resolution to amend the Corporation's Stock Option Plan; and

(e) to transact such other business as may properly come before the meeting or any adjournment thereof.

The specific details of the foregoing matters to be put before the meeting are set forth in the Management Information Circular accompanying this Notice of Meeting.

Shareholders are invited to attend the meeting. *Registered shareholders* who are unable to attend the meeting in person are requested to complete, date and sign the enclosed form of proxy and send it in the enclosed envelope or otherwise to the Secretary of the Corporation c/o Equity Transfer & Trust Company, 200 University Ave, Suite 400, Toronto, Ontario M5H 4H1, telephone number: (416) 361-0152, fax number: (416) 361-0470 or to the Secretary of the Corporation at the Corporation's registered office, which is located at 8 King Street East, Suite 838, Toronto, Ontario, M5C 1B5, fax number: (416) 849-0075.

Non-registered shareholders who receive these materials through their broker or other intermediary should complete and send the form of proxy in accordance with the instructions provided by their broker or intermediary.

To be effective, a proxy must be received by Equity Transfer & Trust Company or the Secretary of the Corporation not later than May 15, 2007 at 4:30 p.m. Toronto time), or in the case of any adjournment of the meeting, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the adjournment.

DATED the 2nd day of April, 2007.

By Order of the Board of Directors

(signed) Ross McKee
Corporate Secretary

Hanfeng

HANFENG EVERGREEN INC.

Management Information Circular for the Annual Meeting of Shareholders to be held May 17, 2007

Solicitation of Proxies

This Management Information Circular (the "Circular") is furnished in connection with the solicitation, by or on behalf of the management of Hanfeng Evergreen Inc. (the "Corporation"), of proxies to be used at the Corporation's annual meeting of the holders of common shares (the "Common Shares") to be held on May 17, 2007 (the "Meeting") or at any adjournment thereof. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally, by advertisement or by telephone, by directors, officers or employees of the Corporation without special compensation, or by the Corporation's transfer agent, Equity Transfer & Trust Company, at nominal cost. The cost of solicitation will be borne by the Corporation.

Appointment of Proxies

Each shareholder has the right to appoint a person other than the persons named in the accompanying form of proxy, who need not be a shareholder, to attend and act for the shareholder and on the shareholder's behalf at the Meeting. Any shareholder wishing to exercise such right may do so by inserting in the blank space provided in the accompanying form of proxy, the name of the person whom such shareholder wishes to appoint as proxy and by duly depositing such proxy, or by duly completing and depositing another proper form of proxy.

In the case of *registered shareholders*, the completed, dated and signed form of proxy should be sent in the enclosed envelope or otherwise to the Secretary of the Corporation c/o Equity Transfer & Trust Company, 200 University Ave, Suite 400, Toronto, Ontario M5H 4H1, telephone number: (416) 361-0152, fax number: (416) 361-0470 or to the Secretary of the Corporation at the Corporation's registered office, which is located at 8 King Street East, Suite 838, Toronto, Ontario, M5C 1B5, fax number: (416) 849-0075.

Non-registered shareholders beneficially own shares but the shares are held in the name of a nominee, such as a broker, bank or trust company. In the case of non-registered shareholders who receive these materials through their broker or other intermediary, the shareholder should complete and send the form of proxy in accordance with the instructions provided by their broker or other intermediary.

To be effective, a proxy must be received by Equity Transfer & Trust Company, or the Secretary of the Corporation not later than May 15, 2007 at 4:30 p.m. Toronto time, or in the case of any adjournment of the Meeting, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the adjournment.

Revocability of Proxy

A shareholder giving a proxy has the power to revoke it. Such revocation may be made by the shareholder duly executing another form of proxy bearing a later date and duly depositing the same before the specified time, or may be made by written instrument revoking such proxy executed by the shareholder or by the shareholder's attorney authorized in writing or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized, and deposited at the office of Equity Transfer & Trust Company at the address aforesaid at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof or with the Chairman of the Meeting on the date of the Meeting or any adjournment thereof. If such written instrument is deposited with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, such

instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such proxy. A shareholder may also revoke a proxy in any other manner permitted by law.

Voting Rights

The holders of Common Shares are entitled to receive notice of and to attend any meeting of the shareholders of the Corporation and are entitled to one vote per share at the Meeting. As of March 27, 2007, there were 48,137,853 Common Shares issued and outstanding.

Manner in which Proxies will be Voted

On any ballot that may be called for, Common Shares represented by properly executed proxies in favour of the persons specified in the enclosed form of proxy will be voted for or withheld from voting in accordance with the instructions given thereon. **If a specification is not made with respect to any matter, Common Shares will be voted on such matter as stated in the form of proxy.**

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting, and with respect to other matters which may properly come before the Meeting or any adjournment thereof. As of the date of this Circular, management of the Corporation is not aware of any such amendment, variation or other matter to come before the Meeting. However, if any amendments or variations to matters identified in the accompanying Notice of Meeting or any other matters which are not now known to management should properly come before the Meeting or any adjournment thereof, the Common Shares represented by properly executed proxies given in favour of the person(s) designated by management of the Corporation in the enclosed form of proxy will be voted on such matters pursuant to such discretionary authority.

Record Date

The Board of Directors has fixed April 10, 2007 as the record date for the Meeting. Any holder of Common Shares of record at the close of business on the record date is entitled to vote the Common Shares registered in such shareholder's name at that date on each matter to be acted upon at the Meeting, except to the extent that such shareholder has subsequently transferred any of such Common Shares, and the transferee of those Common Shares establishes such shareholder's ownership of such Common Shares and demands, not later than 10 days before the Meeting date specified in the accompanying Notice of Meeting, that such shareholder's name be included in the list of shareholders prepared for the Meeting. In such case, the transferee is entitled to vote such Common Shares on each matter to be acted upon at the Meeting.

Principal Shareholders

To the knowledge of the directors and senior officers of the Corporation, as at March 27, 2007, no person beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the voting rights attached to the outstanding Common Shares except as set out below:

Name	Aggregate Number of Common Shares	Percentage of Outstanding Common Shares
Xinduo Yu	12,000,000	24.9%

MATTERS TO BE ACTED UPON AT THE MEETING

1. Election of Directors

Under the by-laws of the Corporation, directors of the Corporation are elected annually. Each director will hold office until the next annual meeting or until the successor of such director is duly elected or appointed, unless such office is earlier vacated in accordance with the by-laws. The Board of Directors has determined that the number of directors to be elected at the Meeting is nine (9).

In the absence of a contrary instruction, the person(s) designated by management of the Corporation in the enclosed form of proxy intend to vote FOR the election as directors of the proposed nominees whose names are set forth below, each of whom has been a director since the date indicated below opposite the proposed nominee's name. Management does not contemplate that any of the proposed nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the Common Shares represented by properly executed proxies given in favour of such nominee(s) may be voted by the person(s) designated by management of the Corporation in the enclosed form of proxy, in their discretion, in favour of another nominee.

The following table sets forth information with respect to each person proposed to be nominated for election as a director, including the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction was exercised, by such person as at the date hereof. The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Corporation, has been furnished by the respective proposed nominees individually.

Name and Principal Occupation	Major Positions and Offices with Hanfeng	Director Since	Common Shares Beneficially Owned
Xinduo Yu Ontario, Canada President and Chief Executive Officer of the Corporation	CEO, President and Director	June 2003	12,000,000 (4)
Robert J. Beutel Ontario, Canada President, Oakwest Corporation Limited (investment holding company)	Chairman and Director	January 2005	1,103,300(5)
Graham Warren(2) Ontario, Canada President, Graham C. Warren Consulting	Director	June 2003	30,500
David Reburn(2)(3) Ontario, Canada Director of Sales, Perfectly Natural Solutions Inc. (natural fertilizer company)	Director	June 2003	2,900
Joanne Yan(3) British Columbia, Canada President, Joyco Consulting Services Co. (management consulting)	Director	June 2004	30,000
David Thomson(2)(3) Ontario, Canada Retired Executive	Director	August 2005	5,000

Name and Principal Occupation	Major Positions and Offices with Hanfeng	Director Since	Common Shares Beneficially Owned
Kim Oishi Ontario, Canada Chief Financial Officer, Hanwei Energy Services Corp. (manufacturing company)	Director	March 2006	9,500
William A. Boycott Ontario, Canada Vice President, and President, Advanced Technologies Business Unit, Agrium Inc. (agricultural nutrients company)	–	–	–
Andrew K. Mittag Alberta, Canada Senior Vice President, Corporate Development and Strategy, Agrium Inc. (agricultural nutrients company)	–	–	–

Notes:

(1) During the past five years each of the foregoing directors has been engaged in the principal occupation shown below his or her name, except as follows: prior to 2003, Mr. Xinduo Yu was the sole director and officer of Dalian Hanfeng; prior to December 2005, Ms. Yan was Vice President and Corporate Secretary, Golden China Resources Corp. and Vice-President of its predecessor, APAC Minerals Inc., and prior to March 2006 was CFO and Director of Virtual China Travel Services Co. Ltd.; prior to 2003, Mr. Beutel was the Vice-President of Oakwest Corporation Ltd.; Mr. Thomson was formerly President of Great West Life Properties until his retirement in 2004; from September to November 2004, Mr. Oishi was Vice-President, Corporate Finance of the Corporation, then from November 2004 until March 2006, President of the Corporation; prior to 2004, Mr. Oishi was a self-employed consultant; prior to 2003, the CEO of Internet Sheriff Technology; and since January 2007, the CFO of Hanwei Energy Services Corp.; prior to July 2006, Mr. Boycott was General Manager for Kenai Nitrogen Operations, and joined Agrium Inc. in June 2003; prior to December 2005, Mr. Mittag was President & CFO of Rockland Capital Partners, L.L.C. (private advisory firm), and prior to April 2003 was Vice President, Corporate Strategy & Development at TXU Corp. (electric company).

(2) Member of Audit Committee.

(3) Member of Compensation Committee.

(4) Mr. Yu owns 12,000,000 Common Shares, while an additional 45,274 Common Shares are owned by associates of Mr. Yu.

(5) Mr. Beutel's shares are held by Oakwest Corporation Limited

2. Appointment of Auditors

In the absence of a contrary instruction, the person(s) designated by management of the Corporation in the enclosed form of proxy intend to vote FOR the re-appointment of KPMG LLP ("KPMG") as auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed and the authorization of the Board of Directors to fix the remuneration of the auditors.

The resolution appointing the auditors must be approved by a majority of the votes cast by the holders of the Common Shares present or represented by proxy at the Meeting.

The aggregate fees billed in respect of each of the last two fiscal years for professional services rendered by auditors are as follows:

	Fiscal Year Ended December 31, 2006	Fiscal Year Ended December 31, 2005
Audit Fees[(1)]	$180,000	$ 210,861
Audit-Related Fees[(2)]	$99,081	$191,729
Tax Fees[(3)]	$1,992	$9,630
All Other Fees[(4)]	$10,000	$5,350

NOTES:

(1) "Audit Fees" consist of fees billed by KPMG for professional services rendered for the audit of the Corporation's annual financial statements and services provided in connection with statutory and regulatory filings or engagements.

(2) "Audit-Related Fees" consist of fees billed by KPMG for assurance and related services that are reasonably related to the performance of the review of the Corporation's financial statements and are not reported as "Audit Fees". These services included due diligence reviews in connection with offerings, research of accounting and audit-related issues, and miscellaneous assurance services.

(3) "Tax Fees" consist of fees billed by KPMG for professional services rendered for tax compliance, tax advice and tax planning. These services included the preparation of tax returns, assistance regarding income, capital, GST, excise and sales tax matters.

(4) "All Other Fees" consist of fees billed by KPMG for products and services other than Audit Fees, Audit-Related Fees and Tax Fees.

No fees were paid to KPMG in the fiscal year ended December 31, 2006 under a *de minimis* exception to the requirement that the Corporation's Audit Committee pre-approve the provision of certain audit-related, tax and other services by its independent auditors.

3. Amendment to the Corporation's Stock Option Plan

In 2006 the Toronto Stock Exchange (the "TSX") introduced new rules affecting the Corporation's Stock Option Plan (the "Plan"). The objective of the new rules is to allow shareholders to determine the types of plan or option amendments that require shareholder approval before a company can make them. Before the TSX changed its rules, shareholder approval was required for a plan or option amendment if the TSX considered the amendment to be material. Under the new rules, if a plan does not have amendment procedures by June 30, 2007, then every amendment will require specific shareholder approval, even simple housekeeping amendments such as a change in contact information. The TSX strongly advises that stock option plans have provisions that outline the type of amendments that require shareholder approval and those a company can make without shareholder approval. These provisions are called "amendment procedures".

The Corporation would like to implement changes to the Plan to address these rules, and proposes the following resolution to amend the Plan to do so:

"RESOLVED THAT the Stock Option Plan dated June 15, 2004 (as amended) is amended as follows:

Section 10 of the Plan is deleted and replaced by the following:

10. Amendment and Termination of the Plan

The board of directors of the Corporation may at any time and from time to time amend, suspend, cancel or terminate the Plan or an option granted hereunder in whole or in part, provided however that:

(a) the board of directors may not, without approval of the holders of a majority of voting shares present and voting in person or by proxy at a meeting of shareholders of the Corporation;

(i) increase the number of shares issuable pursuant to the Plan;

(ii) make any amendment that would reduce the subscription price of an outstanding option of an insider;

(iii) make an amendment that would extend the term of any option granted under this Plan to an insider beyond the termination date of the option;

(iv) amend or delete section 5(d) to allow for a maximum term of an option to be greater than 10 years;

(v) expand the authority of the Corporation to permit transferability of the options beyond that contemplated by section 5(g);

(vi) add to the categories of participants who may be designated for participation in the Plan;

(vii) amend any option to allow for an option exercise period to commence earlier than the first anniversary of the date of grant, other than in the case of death, disability or a change in control;

(viii) increase or delete the percentage limit on shares reserved for issuance to any one person pursuant to options in section 5(a); and

(ix) amend the Plan to provide for other types of compensation through equity issuance;

(b) no such amendment, suspension, cancellation or termination may, without the consent of the optionee to whom options shall theretofore have been granted, adversely affect the rights of such optionee.

For greater certainty, the Corporation, under the authority of the board of directors, may, subject to section 10, amend any term or condition of the Plan or any option granted hereunder other than the items specified in section 10(a) without shareholder approval as set out in section 10(a)."

In order to pass the resolution approving the amendment of the Plan, at least a majority of the votes of the holders of Common Shares present in person or represented by proxy at the Meeting must be voted in favour. The Board of Directors recommends that shareholders vote IN FAVOUR of this resolution. **In the absence of a contrary instruction, the person(s) designated by management of the Corporation in the enclosed form of proxy intend to vote FOR the approval of the amendment of the Plan.**

EXECUTIVE COMPENSATION

All dollar amounts in this Circular are expressed in Canadian dollars unless otherwise indicated.

The following table sets forth information regarding compensation for the fiscal years ended December 31, 2006, December 31, 2005, and December 31, 2004, paid to the named individuals (collectively, the "Named Executive Officers").

Summary Compensation Table

		Annual Compensation		Long Term Compensation
				Awards
Name and Principal Position	Year	Salary ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted
Xinduo Yu [1] Chief Executive Officer	2006 2005 2004	250,000 250,000 215,000	- - -	- - 600,000[2]
Kim Oishi President [3]	2006 2005 2004	144,164[4] 240,000 80,000	30,000[5] - 109,999[5]	- - 600,000[6]
Haiying Madeline Yu[7] Chief Financial Officer	2006 2005 2004	120,000 110,000 55,000	- 20,000[8] -	100,000 - 100,000

Notes:

(1) Mr. Yu was appointed as Chief Executive Officer of the Corporation on June 1, 2003.
(2) These options to purchase Common Shares were subsequently cancelled on June 22, 2004.
(3) Mr. Oishi ceased being the President in March 2006.
(4) Mr. Oishi's annualized salary was $240,000 in 2006, his pay ceased in June 2006.
(5) Related to consulting services fees.
(6) Mr. Kim Oishi was granted 600,000 options in 2004. Out of 600,000 options, 200,000 options were cancelled on March 28, 2006. 375,000 options were exercised in 2006. As of December 31, 2006, there are 25,000 options outstanding.
(7) Ms. Yu was appointed Chief Financial Officer on April 1, 2004. Ms. Yu is not related to Mr. Yu.
(8) Related to cash bonus granted.

Stock Option Plan

The Corporation's stock option plan (the "Stock Option Plan") was originally adopted by a predecessor company of the Corporation on January 14, 1997. Amendments to the Stock Option Plan to comply with increased regulatory requirements were subsequently approved by the shareholders of the Corporation on June 15, 2004.

The Board of Directors have made 3,500,000 Common Shares available for the purpose of the Stock Option Plan. Any employee, director, officer or consultant of the Corporation is eligible to participate in the Stock Option Plan. The maximum number of Common Shares which may be reserved under the Stock Option Plan for issuance to any one person, other than an employee providing investor relations activities or a consultant, is 5% of the issued and outstanding Common Shares (on a non-diluted basis). The maximum number of Common Shares which may be reserved under the Stock Option Plan for issuance to any one employee providing investor relations activities or any one consultant is 2% of the issued and outstanding Common Shares (on a non-diluted basis).

The Board of Directors establishes the option price at the time each option is granted, which cannot be less than the closing market value of the common share on the Toronto Stock Exchange ("TSX"), as determined in accordance with the requirements of the TSX. An optionee is entitled to exercise options in full or in part during any year of the term of the option as provided for in the written stock option agreement, until the expiry date, which cannot be longer than 10 years from the date of grant, subject to the terms of the Stock Option Plan.

If an individual, other than an individual retained to provide investor relations activities, ceases to be an eligible participant in the Stock Option Plan for any reason other than retirement, permanent disability or death, each option held by such individual will cease to be exercisable 3 months after the date the individual ceased to be an eligible participant in the Stock Option Plan. If an optionee dies, the legal representative of such individual may exercise such optionee's options within one year after the date of the optionee's death, but only to the extent the options were by their terms exercisable on the date of death. If the employment of an optionee is terminated due to permanent disability or retirement under any Retirement Plan of the Corporation, each option held by such individual will cease to be exercisable 3 months after the date of termination, provided that if the optionee dies within such 3 month period, then the legal representative of such individual may exercise such optionee's options

within six months after the date of the optionee's death, but only to the extent the options were by their terms exercisable on the date of death. Options granted pursuant to the Stock Option Plan are otherwise non-transferable and non-assignable.

Subject to regulatory approval, the Board of Directors may from time to time amend or revise the terms of the Stock Option Plan or may discontinue the Stock Option Plan at any time. However, no such amendment, revision or termination shall, in any manner, adversely affect rights granted previously without the consent of the individuals affected by such amendment, revision or termination.

185,000 options were granted to the Named Executive Officers to purchase or acquire Common Shares during the financial year ended December 31, 2006.

Executive Officer Employment Agreements

Mr. Xinduo Yu

The Corporation entered into an employment agreement with Mr. Yu, effective January 1, 2004, under which managerial and operational services will be provided by Mr. Yu in the capacity of Chief Executive Officer to the Corporation. For the period between January 1, 2004 and June 30, 2004, Mr. Yu received a salary amount of $90,000. For the period after June 30, 2004 until the termination of the contract, Mr. Yu will receive an annual salary of $250,000. The Corporation may terminate the contract upon giving six months' written notice of termination, or in lieu of such notice, payment of six months' salary at the rate that would be otherwise applicable during such notice period. The Corporation may also terminate for just cause at any time and without notice or pay in lieu of notice.

Mr. Kim Oishi

The Corporation entered into an employment agreement with Mr. Oishi, effective September 1, 2004, under which Mr. Oishi acted in the capacity of Vice-President, Corporate Finance. Under the terms of the contract, Mr. Oishi received an annual salary of $240,000, with the Corporation having the right to terminate the contract without cause on six months' written notice of termination, or salary in lieu of such notice. Mr. Oishi received a one-time grant of options to purchase 600,000 Common Shares, vesting at a rate of 37,500 per quarter until April 1, 2008. On November 25, 2004, Mr. Oishi was appointed President of the Corporation with no other amendment of the terms of his employment. On March 29, 2006, Mr. Yu assumed the role of President and Mr. Oishi became an executive director of the Corporation. The employment contract between the Corporation and Mr. Oishi terminated on June 30, 2006. Under its amended terms, 200,000 outstanding stock options were surrendered for cancellation.

Ms. Madeline Yu

The Corporation entered into an employment agreement with Ms. Yu, effective April 1, 2004, under which Ms. Yu acts in the capacity of Chief Financial Officer. The Corporation may terminate the contract with two months' written notice of termination or salary in lieu of such notice. On April 1, 2006, the Corporation awarded a $20,000 cash bonus to Ms. Madeline Yu. In addition, her annual salary was increased to $120,000.

Composition of Compensation Committee

The members of the Compensation Committee during 2006 were Joanne Yan (Chair), David Reburn, and David Thomson.

Report on Executive Compensation

During the financial year ended December 31, 2006, the Corporation's executive compensation program was intended to be consistent with the Corporation's business plans, strategies and goals while taking into account various factors and criteria including competitive factors and the Corporation's performance.

The Corporation's executive compensation program is intended to provide an appropriate overall compensation package that permits the Corporation to attract and retain highly qualified and experienced senior

executives and to encourage superior performance by the Corporation. The Corporation's compensation policies were intended to motivate individuals to achieve and to award compensation based on corporate and individual results. Compensation for the Named Executive Officers was intended to reflect a fair evaluation of overall performance and was intended to be competitive in aggregate with levels of compensation of comparable corporations.

The compensation for the Corporation's Chief Executive Officer, was established and paid based on a relatively equal weighting of each of these considerations.

The Corporation generally strives to use long term incentives, such as the grant of stock options, as performance incentives for employees, including the Chief Executive Officer and other executives, and to provide the opportunity for overall compensation of employees, including executives, to be above industry average levels as well as to increase the mutuality of interests between employees, executive management and shareholders. Executive officers and directors are eligible to be granted stock options under the Corporation's Executive Stock Compensation Plan. The Executive Stock Compensation Plan is intended to provide long term rewards linked directly to the market value of the Common Shares. The Corporation's Board of Directors is of the view that the Executive Stock Compensation Plan is in the best interests of the Corporation and will assist the Corporation to attract, motivate and retain talented and capable Board members and executive management.

In June 2004, Mr. Xinduo Yu, the Corporation's CEO and then Chairman, volunteered to cancel all 600,000 of his options to purchase Common Shares in order to reduce stock option expense for the Corporation and to provide room under the Stock Option Plan for incentive stock options for new and existing employees and directors. He also intended to set an example regarding corporate governance. Mr. Yu's options had an exercise price of $1.76, while all employee and directors options issued in 2004 since the cancellation have an exercise price of $3.00. Mr. Yu holds 12,000,000 shares of Hanfeng and felt that the best use of the options would be to attract and retain valued employees and directors.

Performance Graph

The following graph and chart assume that $100 was invested over a five-year period commencing on the last day of December, 2001 and compare the yearly percentage change in the cumulative total shareholder return over those five years on the Corporation's Common Shares with the cumulative total returns of the S&P/TSX Composite Total Return Index (formerly the TSE 300 Stock Index), assuming in each case reinvestment of dividends at 100% of the market price on a quarterly basis. Prior to September 2004, the returns reflect the trading of the Common Shares of the Corporation on the TSX Venture Exchange, and prior to June 2003, the returns reflect the trading of the common shares of the Corporation's predecessor company, McVicar Minerals Ltd. (giving effect to the amalgamation ratio of 0.5054922 Corporation Common Share for 1 predecessor common share).



Cumulative Total Shareholder Return December 31, 2001 through December 31, 2006
9000
8000
7000
6000
5000
4000
3000
2000
1000
0
2001
2002
2003
2004
2005
2006
Hanfeng Evergreen Inc.
S&P/TSX Composite Total Return Index

As at December 31	2001	2002	2003	2004	2005	2006
Hanfeng Evergreen Inc.	100	190	6053	5440	5005	8368
S&P/TSX Composite Total Return Index	100	88	110	126	156	183

Compensation of Directors

In 2006, directors who were not employees of the Corporation received the compensation (with annual amounts pro rated based on the applicable rate) set forth below.

Nature of Fee	Rates ($)
Director Annual Retainer	$12,000
Board of Directors Meeting Fee – Attended in Person[(1)]	$1,200
Board of Directors Meeting Fee – Attended by Phone[(1)]	$750
Chairman of the Board Additional Annual Retainer	$5,000
Audit Committee Chair Additional Annual Retainer	$4,000
Compensation Committee Chair Additional Annual Retainer	$2,000

Note:
(1) Total meeting fees per director shall not exceed $6,000 per year, subject to special meetings from time to time designated as agreed between the Chairman and the Chief Executive Officer.

In addition, directors are required to own a minimum of 10,000 Common Shares. Such Common Shares must be acquired within three years of a director's appointment, with a minimum purchase of 2,500 Common Shares within the first year of a director's appointment.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS AS AT DECEMBER 31, 2006

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options (#)	Weighted – Average Exercise Price of Outstanding Options ($/Share)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in the second column) (#)
Equity Compensation Plans Approved by securityholders	825,000	$2.73	1,640,000

As at March 27, 2007, the number of Common Shares to be issued upon the exercise of outstanding options granted pursuant to the Stock Option Plan is 825,000 representing 1.7% of the total issued and outstanding Common Shares. As at March 27, 2007, the number of Common Shares remaining available for issuance under the Stock Option Plan is 1,640,000 representing 3.4% of the issued and outstanding Common Shares.

Directors' and Officers' Liability Insurance

The Corporation maintains liability insurance for its directors and officers acting in their respective capacities. The annual premium paid for this insurance coverage during fiscal 2006 was $ 20,392. The coverage has an aggregate liability limit of $ 3,000,000.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Canadian Securities Administrators have established National Policy 58-201 – *Corporate Governance Guidelines* (the "National Policy"), which sets out a series of guidelines for effective corporate governance (the "Guidelines"). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. National Instrument 58-101 – *Disclosure of Corporate Governance Practices* (the "National Instrument") requires the disclosure by each public corporation of its approach to corporate governance with reference to the Guidelines, as it is recognized that the unique characteristics of individual corporations will result in varying degrees of compliance.

Set out below is a description of the Corporation's approach to corporate governance in relation to the Guidelines.

Mandate of the Board of Directors

The Board of Directors is responsible for the overall stewardship of the Corporation. The Board's goals are to build long-term value for the Corporation's shareholders, to create a culture of integrity and to assure the vitality of the Corporation for its customers, employees and the other individuals and organizations who depend on the Corporation. The Board discharges this responsibility directly and through delegation of specific responsibilities to committees of the Board, the Chair, and officers of the Corporation, all as more particularly described in the Board Mandate adopted by the Board of Directors, which is set out as in Schedule A.

Composition of the Board of Directors

The National Instrument defines an "independent director" as a director who has no direct or indirect material relationship with the Corporation. A "material relationship" is in turn defined as a relationship which could, in the view of the Board of Directors, be reasonably expected to interfere with such member's independent judgment. In determining whether a particular director is an "independent director" or a "non-independent director", the Board of Directors considers the factual circumstances of each director in the context of the Guidelines.

During the financial year ended December 31, 2006, the Corporation's Board of Directors was composed of between six and seven directors, all but two of whom were, in the opinion of the Board of Directors, independent directors. Mr. Yu and Mr. Oishi (who was appointed on March 28, 2006) are non-independent directors by virtue of their management position with the Corporation.

In addition to its general oversight responsibilities, significant transactions out of the ordinary course of the Corporation's business or which may be material to the Corporation are considered and approved by the Board of Directors. The Board of Directors generally has six regularly scheduled meetings in each financial year. Additional meetings may be held depending upon opportunities or issues to be dealt with by the Corporation from time to time.

The information presented below reflects the Board and Board Committee meetings since January 1, 2006 up to March 27, 2007 and attendance of the directors during such time. The Board of Directors approved certain additional matters by written resolution.

Summary of Board and Committee Meetings Held

Meeting	Number of meetings held
Board of Directors	9
- Audit Committee	5
- Compensation Committee	2

Summary of Attendance of Directors

Director	Total Board meetings attended	Total Committee meetings attended
Robert Beutel	9 of 9	N/A
Karl Danneberger[1]	2 of 2	N/A
Kim Oishi [2]	6 of 6	N/A
David Reburn	8 of 9	7 of 7
David Thomson	9 of 9	7 of 7
Graham Warren	9 of 9	5 of 5
Joanne Yan	9 of 9	2 of 2
Xinduo Yu	3 of 9	N/A

Notes 1. Mr. Danneberger ceased to be a director on June 21, 2006.
2. Mr. Oishi was appointed a director on March 28, 2006.

Currently, the directors listed below serve as a director (or equivalent) of the other reporting issuers listed beside their name:

Director	Reporting Issuer
Robert Beutel	Accord Financial Corporation Strongco Income Fund (trustee)
David Thomson	Whiterock Real Estate Investment Trust Morguard Corporation
Graham Warren	Active Control Technology
Joanne Yan	Virtual China Travel Services Co., Ltd Hanwei Energy Services Corp. Zongshen Pam Power Systems Inc. Nu Pacific Metals Corp.
Xinduo Yu	Hanwei Energy Services Corp.

Board of Directors' Independence

The Board of Directors believes that it operates independently of management. While Mr. Yu was Chairman and CEO up to March 28, 2006, the Board had a lead independent director. On May 5, 2005, Robert Beutel was appointed as Lead Independent Director of the Board, by a vote of the independent directors. On March 28, 2006, Mr. Beutel was appointed as the independent Chairman of the Board.

The independent directors routinely hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. Since January 1, 2006 up to March 27, 2007, the independent directors have held six such meetings. Individual directors may engage outside advisors at the expense of the Corporation upon approval by the Board of Directors in appropriate circumstances.

Committees of the Board of Directors

As set out in the Board Mandate, the Board of Directors has established two committees to assist with its responsibilities: the Audit Committee and the Compensation Committee. Each of these has a charter defining its responsibilities. Each of the Corporation's Board of Directors committees is composed entirely of independent directors.

The Audit Committee is composed solely of independent directors. The Audit Committee is responsible for reviewing the Corporation's annual financial statements and its internal controls, including overseeing management reporting on internal controls, and management information systems, as well as reviewing the audit reports and recommendations of the Corporation's independent auditors and reporting to the Board of Directors thereon. The Audit Committee has direct communications with management and with the external auditors to discuss and review specific issues. The Charter and composition of the Audit Committee are disclosed in the section entitled "*Audit Committee*" in the Corporation's Annual Information Form.

The Compensation Committee of the Board of Directors is composed of three independent directors.

The Board of Directors has not yet developed position descriptions for the Chair of the Board and for the Chair of each committee of the Board of Directors, or the Chief Executive Officer. The Chief Executive Officer's objectives are discussed with the Board from time to time. These objectives include the general mandate to manage the Corporation and to maximize shareholder value.

The Compensation Committee is mandated to conduct an annual performance review of the Chief Executive Officer based on the performance of the business, achievement of the Corporation's financial and strategic objectives and development of management.

The Compensation Committee is responsible for an annual self-assessment of the Board's performance as well as the performance of each committee of the Board. The assessment includes a review of any areas in which the Board or management believes the Board can make a better contribution to the Corporation. The Compensation Committee will utilize the results of this self-evaluation process in assessing and determining the characteristics and critical skills required of prospective candidates for election to the Board and making recommendations to the Board with respect to assignments of Board members to various committees.

The Compensation Committee is responsible for identifying, screening and recommending candidates to the Board for Board membership. New members of the Corporation's Board of Directors elected to the Board receive appropriate Corporation orientation through executive briefings and site visits, which include visits to the Corporation's operations in China. The Corporation encourages each director to participate in continuing educational programs in order to maintain the necessary level of expertise to perform his or her responsibilities as a director.

Decisions Requiring Prior Board of Directors Approval

In addition to those matters which by law are required to be approved by the Board of Directors, prior approval of the Board of Directors is required for any action that is outside of the ordinary course of business or which involves a significant dollar amount or material impact on the Corporation.

The Board has not yet adopted a written code of ethics for the Corporation's directors, officers and employees.

In order to ensure independent judgment in considering potential transactions in which a director, officer or insider has a material interest, the Board, with the exception of any such interested director, reviews any issues related to business ethics or potential conflict of interest between the Corporation and any parties related to directors or officers of the Corporation, and determines the appropriate course of action.

The Corporation has adopted a Disclosure Policy to ensure that communications to the public are timely, factual, accurate and broadly disseminated in accordance with applicable securities laws.

Size and Compensation of the Board of Directors

The Board of Directors is proposed to consist of nine members, a majority of which are independent directors. The Board of Directors considers that its current size is appropriate for effective decision making by the Board of Directors at the Corporation's current stage of development. The Board of Directors and its Compensation Committee reviews director compensation from time to time. The Board of Directors considers that current director compensation realistically reflects the responsibilities and risks involved in being an effective director.

Shareholder Communication

The Corporation communicates regularly with shareholders and others interested in the Corporation through periodic press releases announcing business developments, the release of quarterly and annual financial results, continuous disclosure materials under applicable securities laws, an active investor relations program, and responding to specific inquiries.

Board of Directors' Expectations of Management

Management is expected to provide periodic reports to the Board of Directors, and to advise the Board of Directors of significant or material developments occurring between periodic reports in a timely manner. It is the Board of Directors' expectation that members of management will carry out their duties and discharge their responsibilities with professionalism and integrity, with a view to achieving the Corporation's objectives and enhancing shareholder value.

ADDITIONAL INFORMATION

A copy of this Circular has been sent to each director of the Corporation, to the applicable regulatory authorities, to each shareholder entitled to notice of the meeting and to the auditors of the Corporation. Upon request to the Corporation, as described under "Shareholder Communication", the Corporation will send to the person or company making such request, at a nominal charge, and in the case of a shareholder, without charge, a copy of:

1. the Corporation's current Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference therein;

2. the most recently filed comparative consolidated financial statements of the Corporation, together with the management's discussion and analysis of such financial results and the auditor's report thereon, and any interim financial statements of the Corporation that have been filed for any period after the end of its most recently completed financial year; and

3. this Circular.

Financial information for the Corporation's most recently completed financial year, being December 31, 2006, is provided in the Corporation's audited comparative consolidated financial statements for the year ended December 31, 2006, and management's discussion and analysis of such financial results.

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com.

DIRECTORS' APPROVAL

The contents and the sending of this Management Information Circular have been approved by the Board of Directors of the Corporation.

Dated as of April 2, 2007.

SCHEDULE A

Hanfeng Evergreen Inc.

Board of Directors Mandate

The following mandate has been adopted by the Board of Directors (the "Board") of Hanfeng Evergreen Inc. (the "Corporation") to assist the Board in the exercise of its responsibilities. This mandate reflects the Board's commitment to designing corporate governance principles and guidelines to monitor the effectiveness of policy and decision making both at the Board and management level, with a view to enhancing long-term shareholder value. This mandate is subject to modification from time to time by the Board.

THE BOARD

Role of Directors

The business and affairs of the Corporation shall be managed by or under the direction of the Board. The Board has responsibility for the stewardship of the company.

The Board's Goals

The Board's goals are to build long-term value for the Corporation's shareholders, to create a culture of integrity and to assure the vitality of the Corporation for its customers, employees and the other individuals and organizations who depend on the Corporation.

To achieve these goals the Board will monitor both the performance of the Corporation (in relation to its goals, strategy, conduct and competitors) and the performance of the Chief Executive Officer and other senior management, and offer constructive advice and feedback.

Size of the Board

The Board believes that it should generally have no fewer than six and no more than ten directors. This range permits diversity of experience without hindering effective discussion or diminishing individual accountability. The size of the Board could, however, be increased or decreased if determined to be appropriate by the Board. For example, it may be desirable to increase the size of the Board in order to accommodate the availability of an outstanding candidate for director.

Selection of New Directors

The Board shall be responsible for nominating members for election to the Board and for filling vacancies on the Board that may occur between annual meetings of stockholders. The Compensation Committee is responsible for identifying, screening and recommending candidates to the Board for Board membership. When formulating its Board membership recommendations, the Compensation Committee shall also consider advice and recommendations from others as it deems appropriate.

Board Membership Criteria

Nominees for director shall be selected on the basis of, among other things, experience, knowledge, skills, expertise, integrity, ability to make independent analytical inquiries, understanding of the Corporation's business environment and willingness to devote adequate time and effort to Board responsibilities.

The Compensation Committee shall be responsible for assessing the appropriate balance of criteria required of Board members.

Other Public Company Directorships

The Corporation does not have a policy limiting the number of other public company boards of directors upon which a director may sit. However, the Compensation Committee shall consider the number of other public company boards and other boards (or comparable governing bodies) on which a prospective nominee is a member.

Independence of the Board

The Board shall be comprised of a majority of directors who qualify as independent directors ("Independent Directors") under the criteria of section 1.4 of Multilateral Instrument 52-110 ("Rule 52-110).

The Board shall review annually the relationships that each director has with the Corporation (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation). Following such annual review, only those directors who the Board affirmatively determines have no direct or indirect material relationship with the company which could, in the view of the board, be reasonably expected to interfere with the exercise of a member's independent judgment will be considered Independent Directors, subject to additional qualifications prescribed under the standards of any applicable exchange or under applicable law. The Board may adopt and disclose categorical standards to assist it in determining director independence.

Directors Who Change Their Present Job Responsibility

The Board does not believe that directors who retire or change the position they held when they became a member of the Board should necessarily be obligated to leave the Board. Promptly following such event, the director must notify the Compensation Committee, which shall review the continued appropriateness of the affected director remaining on the Board under the circumstances. The affected director is expected to act in accordance with the Compensation Committee's recommendation following such review.

Board Compensation

A director who is also an officer of the Corporation shall not receive additional compensation for such service as a director.

The Compensation Committee will periodically review the level and form of the Corporation's director compensation, including how such compensation relates to director compensation of companies of comparable size, industry and complexity.

Director's fees (including any additional amounts paid to chairs of committees and to members of committees of the Board) are the only form of compensatory fee a member of the Audit Committee may receive from the Corporation.

Strategic Direction of the Corporation

The Board is responsible for adopting a strategic planning process. It is management's job to formalize, propose and implement strategic choices and the Board's role to approve strategic direction and evaluate strategic results. At least annually, the Board shall consider a strategic plan presented by management which takes into account, among other things, the opportunities and risks of the business. As a practical matter, the Board and management will be better able to carry out their respective strategic responsibilities if there is an ongoing dialogue among the Chief Executive Officer, other members of top management and other Board members. To facilitate such discussions, members of senior management who are not directors may be invited to participate in Board meetings when appropriate.

Risk Identification

The Board or its designated committees shall regularly discuss with management the process for the identification of the principal risks of the Corporation's business, and shall oversee the implementation of appropriate systems, including internal control and management information systems, to manage those identified risks.

Board Access to Management

Board members shall have access to the Corporation's management and, as appropriate, to the Corporation's outside advisors. Board members shall coordinate such access through the Chief Executive Officer and Board members will use judgment to assure that this access is not distracting to the business operation of the Corporation.

Attendance at Meetings

A director is expected to spend the time and effort necessary to properly discharge such director's responsibilities. Accordingly, a director is expected to regularly attend meetings of the Board and committees on which such director sits, and to review prior to meetings material distributed in advance for such meetings. A director who is unable to attend a meeting (which it is understood will occur on occasion) is expected to notify the Chairman of the Board or the Chairperson of the appropriate committee in advance of such meeting.

Frequency of Meetings

There shall be at least four regularly scheduled meetings of the Board each year. At least one regularly scheduled meeting of the Board shall be held in each quarter.

Attendance of Management Personnel at Board Meetings

The Board encourages the Chief Executive Officer to bring members of executive management from time to time into Board meetings to (i) provide management insight into items being discussed by the Board which involve the executive; (ii) make presentations to the Board on matters which involve the executive; and (iii) bring executives with significant potential into contact with the Board. Attendance of such management personnel at Board meetings is at the discretion of the Board. Should the Chief Executive Officer desire to add additional members of management as attendees on a regular basis, this should be suggested to the Board for its concurrence.

Separate Sessions of Non-Management Directors

The non-management directors of the Corporation shall meet regularly in executive session without management present.

Board Materials Distributed in Advance

Information and materials that are important to the Board's understanding of the agenda items and other topics to be considered at a Board meeting should, to the extent practicable, be distributed sufficiently in advance of the meeting to permit prior review by the directors. In the event of a pressing need for the Board to meet on short notice or if such materials would otherwise contain highly confidential or sensitive information, it is recognized that written materials may not be available in advance of the meeting.

Self-Evaluation by the Board

The Compensation Committee will sponsor an annual self-assessment of the Board's performance as well as the performance of each committee of the Board, the results of which will be discussed with the full Board and each committee. The assessment should include a review of any areas in which the Board or management believes the Board can make a better contribution to the Corporation. The Compensation Committee will utilize the results of this self-evaluation process in assessing and determining the characteristics and critical skills required of prospective candidates for election to the Board and making recommendations to the Board with respect to assignments of Board members to various committees.

Board Orientation and Continuing Education

The Corporation shall provide new directors with director orientation to familiarize such directors with, among other things, the Corporation's business, strategic plans, significant financial, accounting and risk management issues, compliance programs, principal officers, and independent auditors. The Corporation encourages each director to

participate in continuing educational programs in order to maintain the necessary level of expertise to perform his or her responsibilities as a director.

BOARD COMMITTEES

Number and Names of Board Committees

The Corporation shall have two standing committees: Audit and Compensation. The purpose and responsibilities for the Audit and Compensation committees shall be outlined in committee charters adopted by the Board. The Board may, from time to time, form a new committee or disband a current committee (other than the Audit Committee) depending on circumstances. In addition, the Board may determine to form temporary committees from time to time, and determine the composition and areas of competence of such committees.

Independence of Board Committees

Each of the Audit Committee and the Compensation Committee shall be composed entirely of Independent Directors satisfying Rule 52-110 (in the case of the Audit Committee, including both sections 1.4 and 1.5 thereof) and all other applicable legal, regulatory and stock exchange requirements necessary for an assignment to any such committee.

Assignment and Rotation of Committee Members

The Compensation Committee shall be responsible, after consultation with the Chairman of the Board and the Chief Executive Officer, for making recommendations to the Board with respect to the assignment of Board members to various committees. After reviewing the Compensation Committee's recommendations, the Board shall be responsible for appointing the members to the committees on an annual basis.

The Compensation Committee shall annually review the Committee assignments and shall consider such assignments with a view toward balancing the benefits derived from continuity against the benefits derived from the diversity of experience and viewpoints of the various directors.

LEADERSHIP DEVELOPMENT

Selection of the Chief Executive Officer

The Board shall be responsible for identifying potential candidates for, and selecting, the Corporation's Chief Executive Officer. In doing so, the Board shall consider, among other things, a candidate's experience, understanding of the Corporation's business environment, leadership qualities, knowledge, skills, expertise, integrity, and reputation in the business community. When it is appropriate or necessary, it is the Board's responsibility to remove the Chief Executive Officer and to select a successor.

Evaluation of Chief Executive Officer

The Compensation Committee will conduct an annual performance review of the Chief Executive Officer based on the performance of the business, achievement of the Corporation's financial and strategic objectives, development of management, and as further set forth in its charter.

Succession Planning

The Board is responsible for developing a succession plan for the Chief Executive Officer, and to discuss with the Chief Executive Officer succession plans for other senior management, and will review the plan each year.

Hanfeng

HANFENG EVERGREEN INC.

Notice of Annual Meeting of Shareholders

May 17, 2007

Notice is hereby given that the annual meeting of the holders of common shares of Hanfeng Evergreen Inc. (the "Corporation") will be held at Ontario Heritage Centre, 8 Adelaide Street East, Toronto, Ontario, on Thursday, May 17, 2007 at 4:00 p.m., local time, for the following purposes:

(a) to receive the audited consolidated financial statements of the Corporation as at and for the financial year ended December 31, 2006 and the auditors' report thereon;

(b) to elect directors;

(c) to re-appoint the Corporation's auditors and to authorize the Board of Directors to fix their remuneration;

(d) to consider a resolution to amend the Corporation's Stock Option Plan; and

(e) to transact such other business as may properly come before the meeting or any adjournment thereof.

The specific details of the foregoing matters to be put before the meeting are set forth in the Management Information Circular accompanying this Notice of Meeting.

Shareholders are invited to attend the meeting. *Registered shareholders* who are unable to attend the meeting in person are requested to complete, date and sign the enclosed form of proxy and send it in the enclosed envelope or otherwise to the Secretary of the Corporation c/o Equity Transfer & Trust Company, 200 University Ave, Suite 400, Toronto, Ontario M5H 4H1, telephone number: (416) 361-0152, fax number: (416) 361-0470 or to the Secretary of the Corporation at the Corporation's registered office, which is located at 8 King Street East, Suite 838, Toronto, Ontario, M5C 1B5, fax number: (416) 849-0075.

Non-registered shareholders who receive these materials through their broker or other intermediary should complete and send the form of proxy in accordance with the instructions provided by their broker or intermediary.

To be effective, a proxy must be received by Equity Transfer & Trust Company or the Secretary of the Corporation not later than May 15, 2007 at 4:30 p.m. Toronto time), or in the case of any adjournment of the meeting, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the adjournment.

DATED the 2nd day of April, 2007.

By Order of the Board of Directors

(signed) Ross McKee
Corporate Secretary

Annual Report 2006

Hanfeng

Hanfeng Evergreen Inc.
TSX:HF

TABLE OF CONTENTS

Letter to Shareholders	2
Management's Discussion and Analysis	4
Consolidated Financial Statements	20
Corporate Information	45

Hanfeng 2006 Letter to Shareholders

In 2006, Hanfeng successfully completed the transition from a nursery and landscaping company to a leader in the slow and controlled release fertilizer business. Our fertilizer production capacity increased significantly through the construction and commissioning of four new plants: two locations in each of the Heilongjiang and Jiangsu provinces in China.

We finished 2006 with an annual production capacity of 350,000 tonnes and we are well on our way to exceeding our 2007 target for annual capacity on budget and ahead of schedule. Construction of the 200,000 tonne expansion at Heilongjiang has gone very well and commissioning is underway. Hanfeng expects the expanded facilities to be fully operational during the second quarter of 2007. Hanfeng has also commissioned a 50,000 tonne per annum blending facility at Heilongjiang, which will have the ability to blend Hanfeng's products with other nutrients. Combined with the production capacity at Jiangsu, annual production capacity will reach 600,000 before the end of the second quarter of this year.

Hanfeng's rapid transition and profitable growth to date has been the result of a focused strategy capitalizing on our first-mover advantage in slow and controlled release fertilizers in China. The first step in this strategy was to establish low-cost production facilities in two prime agricultural areas of China in order to build regional advantages. Hanfeng chose the east and northeast farming regions, which account for approximately one-third of the Country's total fertilizer consumption (estimated at 51 million tonnes per year). Concurrent with establishing the production facilities, Hanfeng focused resources on creating competitive advantages, including leveraging the benefits of its Shanghai-based research and development center to develop, license and commercialize proprietary technology, building on our strong relationships and brand position with suppliers, distributors, customers and all levels of government, and accessing the local labour market, where we have hired and trained more than 600 employees who have market knowledge, and operating and technical expertise.

In achieving these, as well as many other significant milestones, including the pre-sales of more than $60 million in fertilizer for 2007, Hanfeng has established itself as a leader in the production of slow and controlled release fertilizer in China.. And as China continues to place greater importance on the use of more efficient, effective, and environmentally friendly fertilizers in support of its 11th 5-Year Plan, Hanfeng's leading position will provide significant new opportunities for its future growth.

On April 2, 2007 the Company announced an important step forward in expanding its slow and controlled release fertilizer business in the domestic market in China and into international markets, including North America, through strategic partnerships with Agrium Advanced Technologies ("Agrium AT"), a business segment of Agrium Inc., and

PetroChina Ningxia Petrochemical Company ("PetroChina"), a division of PetroChina Petrochemical Company.

These two partnerships with globally recognized companies have solidified the Hanfeng brand and accelerated the Company's growth in the two largest fertilizer markets in the world. In both cases, Hanfeng has the ability to efficiently capture significant market share and leverage its best-in-class brand in both existing and new markets, effectively control costs, and work side-by-side with two established, well-respected companies.

Last year at this time, Hanfeng stood at the threshold of transformation and embraced the challenge of developing slow and controlled release fertilizers to lead Chinese agriculture to new heights of production and environmental stewardship. This year, after many significant accomplishments, we stand at a new threshold as the leader in China for slow and controlled release fertilizers and embrace the new challenges associated with our growing production base to meet the increasing demand for our products in both domestic and international markets. Given our success in developing and commercializing low-cost slow and controlled release fertilizers, our proven track record as a profitable operator, the sound fundamentals driving our markets, and the alliances we have created, we expect to continue to deliver substantial top and bottom line performance for our shareholders for many years to come.

In closing, on behalf of the board of directors, we would once again like to thank all the dedicated members of the Hanfeng team for their tireless efforts and our shareholders for their continued support.

Robert J. Beutel
Chairman

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 6, 2007

Introduction

This management's discussion and analysis ("MD&A") relates to the consolidated financial condition and results of operations of Hanfeng Evergreen Inc. ("Hanfeng") together with its subsidiaries in the People's Republic of China ("China"). As used herein, the word "Company" means, as the context requires, Hanfeng and its subsidiaries. The common shares of Hanfeng are listed on the Toronto Stock Exchange (the "Exchange"). Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of Canadian generally accepted accounting principles ("Canadian GAAP"). This MD&A should be read in conjunction with Hanfeng's audited consolidated financial statements for the year ended December 31, 2006, and notes thereto. Additional information relating to Hanfeng Evergreen Inc. including its Annual Information Form can be found on Hanfeng's web site at www.hanfengevergreen.com or on the SEDAR web site for Canadian regulatory filings at www.sedar.com.

The preparation of the consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Hanfeng bases its estimates on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

Unless otherwise indicated, all references to "$" or "dollars" in this report refer to the Canadian dollar.

The forward-looking information contained in this document is current only as of the date of the document. There should not be an expectation that such information will in all circumstances be updated, supplemented or revised whether as a result of new information, changing circumstances, future events or otherwise.

Caution Regarding Forward Looking Information

Certain statements in this report, to the extent not based on historical events, are forward-looking statements based on certain assumptions and reflect Hanfeng's current expectations. Forward-looking statements include, without limitation, statements evaluating market and general economic conditions in this document, and statements regarding growth strategy and future-oriented project revenue, costs and expenditures. Actual results could differ materially from those projected and should not be relied upon as a prediction of future events. A variety of inherent risks, uncertainties and factors, many of which are beyond Hanfeng's control, affect the operations, performance and results of Hanfeng and its business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. Some of these risks, uncertainties and factors include the impact or unanticipated impact of: current, pending and proposed legislative or regulatory developments in the jurisdictions where Hanfeng operates, in particular in China; change in tax laws; political conditions and developments; intensifying competition from established competitors and new entrants in the fertilizer industries; technological change; currency value fluctuation and changes in foreign exchange restrictions; changes in Chinese government support or restrictions on foreign investment; general economic conditions worldwide, as well as in China; Hanfeng's success in developing and introducing new products and services, constructing and operating new manufacturing facilities, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels. This list is not exhaustive of the factors that may affect any of Hanfeng's forward-looking statements. Hanfeng undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results otherwise. Readers are cautioned not to put undue reliance on forward-looking statements.

1. Corporate Overview

Hanfeng is a leading provider of slow and controlled release fertilizer ("SRF & CRF") to the agriculture and urban greening markets in China. Compared to conventional fertilizers, SRF & CRF have properties that improve fertilization effectiveness and efficiency, increase crop yield and reduce environmental damage. In 2006, the Company successfully completed the transition from a nursery and landscaping company in order to focus solely on the expansion of its slow and controlled release fertilizer business.

While China is the world's largest consumer and producer of conventional fertilizers, its SRF & CRF industry is still at an early stage of development. China's domestic fertilizer industry is fragmented with numerous small regional producers, many operating out-dated and inefficient equipment. There has been very little domestic production of SRF & CRF and high quality NPK ("Nitrogen, Phosphate and Potash") fertilizers due to the higher costs and necessary technology to develop and produce effective, cost efficient products. Imported SRF & CRF is too expensive to penetrate the China market to any significant extent. Hanfeng was the first to introduce the concept of low-cost SRF & CRF into China's agriculture industry with the establishment of the first commercial scale slow-release fertilizer production in the country. To maintain its leading technological position, Hanfeng's Shanghai-based research and development and engineering teams have filed several patents in China. One significant patent is related to the combination of Urea Formaldehyde / Methylene Urea ("UF/MU") technology with the tower granulation method to produce UF/MU slow release NPK.

Demand for SRF & CRF is increasing, as the Chinese government continues to increase its efforts to improve the domestic agricultural industry. In the 11th Five Year plan, the government mandated a more scientific approach to fertilization that emphasizes efficiency, enhanced crop yields, reduced pollution, and conservation of natural resources such as natural gas, coal, and oil, which are utilized in the production of conventional fertilizers. Efficiency and enhanced crop yields are a significant focus as China has the largest annual agricultural output in the world (US$255 billion in 2000), but only 9 percent of the arable land. By comparison, the United States, which produced US$215 billion in 2000, holds 13 percent of the arable land.

Hanfeng's SRF & CRF address significant issues faced by the agriculture industry in China today. Hanfeng's technology combines both slow-release and high nutrient NPK benefits into low-cost, high efficiency products that reduce the environmental damage by controlling the amount of nutrient released into the soil.

The Company is rapidly developing two markets for its SRF & CRF in China: the agricultural market, which accounts for more than 90 percent of the country's fertilizer consumption, and the smaller, high-margin urban greening market. Since its introduction of SRF & CRF in China, Hanfeng has increased its production capacity from 20,000 tonnes at a single facility in 2005 to 350,000 tonnes in multiple facilities at the end of 2006. With the additional capacity either being commissioned or currently under construction, Hanfeng is expected to increase its annual production to up to 600,000 tonnes within the second quarter of 2007.

Hanfeng's facilities are strategically located in two key regions in China: the northeast region in the Heilongjiang province and the east region located in Jiangsu Province. Combined, these two regions account for almost one-third of the agricultural fertilizer consumption in China.

In the northeast region, also known as China's "corn-belt", Hanfeng has 2 plants and is currently expanding its annual productive capacity from 100,000 tonnes to 300,000 tonnes. Construction of the plant expansions is well ahead of schedule and commissioning is expected to begin in March. Hanfeng expects the expanded facilities to be fully operational within the second quarter. Hanfeng has also commissioned a 50,000 tonne per annum blending facility at Heilongjiang, which has the ability to blend Hanfeng's products with other conventional fertilizers. As a result, the total annual productive capacity for the combined facilities in this region is now 350,000 tonnes.

In the east region, the Company has 3 plants with a total of 250,000 tonnes of annual production capacity, which includes 200,000 tonnes of finished goods and 50,000 tonnes of blending capacity.

Hanfeng is evaluating plans to add a further 150,000 to 200,000 tonnes of annual production capacity to these sites. Several slow-release fertilizer technologies, which have been developed by Hanfeng's R&D team or acquired by the Company, are currently being evaluated.

Both regions feature strong sales teams that work together with the Company's research and development ("R&D") group to service the over 200 accredited distributors and government agents who sell Hanfeng's fertilizer products. In early February 2007, Hanfeng further enhanced the distribution network for its products and its brand recognition when it entered into an agreement to supply fertilizer to the largest state owned farm in China. Nine distribution subsidiaries controlled by this company will help promote Hanfeng's fertilizer not only to its own farms, but also to external farms as they are mandated to promote fertilizer efficiency by the central government.

All of Hanfeng's production facilities, and its R&D center, which is located in Shanghai, are solely owned by the Company.

2.1 Financial Results

(in thousands in Cdn)	Q4 2006	Q4 2005	change	YTD 2006	YTD 2005 (Note a)	change
Sales	24,303	3,136	675%	59,849	11,503	420%
Gross profit	5,102	942	442%	12,145	3,630	235%
Gross profit (% of sales)	21.0%	30.0%	(9.0%)	20.3%	31.6%	(11.3%)
Selling & General and administrative expenses	839	496	69%	2,938	2,005	47%
% of sales	3.5%	15.8%	(12.3)%	4.9%	17.4%	(12.5)%
Write-off deferred financing cost	-	-	-	126	-	-
% of sales	-	-	-	0.2%	-	0.2%
Depreciation (not in cost of goods sold)	338	36	839%	750	142	428%
% of sales	1.4%	1.1%	0.3%	1.3%	1.2%	0.1%
Research & Development expenses	125	180	(31%)	603	811	(26%)
% of sales	0.5%	5.7%	(5.2%)	1.0%	7.1%	(6.1%)
Stock based compensation expenses	97	91	7%	142	448	(68%)
% of sales	0.4%	2.9%	(2.5%)	0.2%	3.9%	(3.7%)
Interest expenses	221	63	251%	473	230	106%
% of sales	0.9%	2.0%	(1.1%)	0.8%	2.0%	(1.2%)
Income tax expenses	-	-	-	-	-	-
Effective tax rate (% of taxable income)	-	-	-	-	-	-
EBITDA from continuing operations (note b)	4,449	289	1,439%	9,728	779	1,149%
% of sales	18.3%	9.2%	9.1%	16.3%	6.8%	9.5%
EBITDA after discontinued operations (note b)	4,569	2,709	69%	10,557	10,748	(1.80%)
Net income (loss):						
from continuing operations	3,439	50	6,778%	7,072	(137)	5,262%
from discontinued operations	120	2,420	(95%)	829	9,969	(92%)
Net income	3,559	2,470	44%	7,901	9,832	(20%)
From continuing operations:						
Basic EPS	0.07	-	0.07	0.15	-	0.15
Diluted EPS	0.07	-	0.07	0.15	-	0.15
After discontinued operations:						
Basic EPS	0.07	0.05	0.02	0.17	0.24	(0.07)
Diluted EPS	0.07	0.06	0.01	0.17	0.24	(0.07)

Note a: discontinued operations include nursery and landscaping businesses that were discontinued in 2005 and 2006 respectively. Comparative statements have been reclassified to present these businesses as discontinued operations.

Note b: EBITDA is a non-GAAP financial measure. Hanfeng calculates it by adding (1) net income, (2) interest expense reported on the income statements, (3) depreciation expenses reported as part of cost of goods sold on the income statements, (4) depreciation expenses reported as a line item on the income statements and (5) income tax expenses reported on the income statements. This might not be the same definition used by other companies. Reconciliations to Canadian GAAP net income are as follows:

(in thousands in CDN)	Q4 2006	Q4 2005	2006	2005
Net income (loss) from continuing operations	3,439	50	7,072	(137)
Add:				
Depreciation (a line item on income statements)	338	36	750	142
Depreciation (part of cost of goods sold)	451	140	1,433	544
Interest expenses	221	63	473	230
Income tax expenses	-	-	-	-
EBITDA from continuing operations	4,449	289	9,728	779
Add: Net income from discontinued operations	120	2,420	829	9,969
EBITDA after discontinued operations	4,569	2,709	10,557	10,748

2.2 Results from Operations

2005 comparative numbers have been restated under Canadian GAAP to segregate discontinued operations. Hanfeng discontinued its nursery and landscaping businesses in late 2005 and May 2006 respectively.

Sales for the fourth quarter and for the twelve months ended December 31, 2006, increased by 675% and 420% respectively, compared to the same periods in the prior year. These significant increases are due to increased production volumes from the four new plants that commenced operations in the second, third and fourth quarter of 2006.

- Heilongjiang NPK plant was acquired in January 2006 and the transaction closed on April 3. Production started immediately after the closing.
- Jiangsu SCU plant was constructed and production started in the second quarter 2006.
- Jiangsu NPK plant was constructed and production started in the third quarter 2006.
- The Shanghai blending plant was modified and relocated. During this process, working with the same equipment supplier, Hanfeng set up a 50,000 tonnes per annum blending capacity at both the Heilongjiang and Jiangsu locations for a total of 100,000 tonnes per annum. No blending production was available in the third quarter. Production resumed in Jiangsu in the fourth quarter 2006. Heilongjiang blending production was commissioned early 2007. These facilities have ability to blend Hanfeng's slow-release products with conventional fertilizers.
- Total tonnage of fertilizer sold in 2006 was approximately 169,000 tonnes .

Hanfeng's annual fertilizer production capacity was 20,000 tonnes prior to the second quarter of 2006. By the fourth quarter of 2006, Hanfeng had increased its production capacity to 350,000 tonnes, primarily targeting the agriculture market in China. All five plants are expected to operate at normal capacity throughout the year. The Company is currently constructing facilities that are expected to increase overall production to 600,000 tonnes in 2007. Due to limited production available for sale in 2006, the majority of the sales were made to several large distributors in the same cities as Hanfeng's plants. Hanfeng has been

actively training and accrediting new distributors and expects that as production capacity increases significantly in 2007, Hanfeng will sell its products through a wider customer base.

EBITDA from continuing operations increased significantly for both the fourth quarter (by 1,439%) and the year (by 1,149%) ended December 31, 2006, compared with the same periods in the prior year. As a percentage of sales, EBITDA increased from 9.2% to 18.3% in the fourth quarter and from 6.8% to 16.3% in 2006, compared with the same periods last year. The increase in EBITDA is attributable to increased efficiency in plant utilization due to increased operational capacity.

EPS from continuing operations, including earnings from the fertilizer business offset by corporate overhead cost, was $0.07 for the fourth quarter and $0.15 for the year, compared with nil for the same periods last year. 2005 comparative numbers have been restated under Canadian GAAP to segregate discontinued operations. Hanfeng discontinued its nursery and landscaping businesses in late 2005 and May 2006 respectively. EPS from the discontinued operation for the twelve-month period ended December 31, 2006 was $0.02.

Gross profit for the fourth quarter increased accordingly by $4.2 million (or 442%) and by $8.5 million (or 235%) for the year, compared to the same periods from the prior year.

Gross profit as a percentage of sales decreased from 30% to 21% in the fourth quarter, and from 31.6% to 20.3% for the year, compared with the same periods of last year. The decrease was due to lower margins on the sales from the new plants to the agriculture market than the sales to the urban greening market. Hanfeng believes the demand for its slow and controlled release fertilizer from the China agriculture market will far exceed the urban greening market.

China currency: RMB vs. Canadian currency: CDN

Hanfeng reports in Canadian dollars but earns all of its revenues and incurs most of its expenses in Chinese Yuan ("RMB"). Accordingly, any changes in the exchange rate between these currencies will affect the financial results. In 2006 the Canadian dollar appreciated against the RMB, such that the average exchange rate used to convert the RMB financial income and expenses to Canadian dollar reporting has decreased from 0.148 to 0.142, or by 4.2%. As set out below, the appreciation of the Canadian dollar over the reporting period had a negative impact on revenues and profits reported in Canadian dollars.

	Reported in RMB	Reported in CDN
Revenue increase%	439%	420%
Gross profit increase %	249%	235%

Operating expenses

Operating expenses increased to $4.6 million in 2006 verses $3.4 million in 2005. The increase was due primarily to a write-off of deferred financing cost related to legal costs associated with the SCU bank debt financing, increased amortization costs associated with new administrative assets related to the fertilizer operations, and higher Selling, General and administrative expenses ("SG&A"). Offsetting these were lower costs associated R&D due to less activities in 2006 and a decrease in stock-based compensation expense due to the cancellation of some non-vested stock options in the second quarter of 2006.

SG&A expenses increased overall in 2006. However SG&A as a percentage of sales decreased commensurate with the increase in production and fertilizer sales revenue. The percentages in 2005 were higher (above 15%) because all corporate overhead costs have been allocated to the continuing operations as a result of the GAAP requirements

Interest expense in dollars increased as the cost of debt associated with growing production increased. Interest expense as a percentage of sales decreased also due to the significant sales volume increase in 2006.

Hanfeng is subject to income taxes in Canada, while the subsidiaries are subject to the income tax laws of China. Various subsidiaries in China receive different income tax incentives because they are qualified foreign investment companies in China and encouraged by the local governments. As a result, Hanfeng's income tax rate in China for 2006 is 0% (2005 – 0%) for the continuing operations, and 10% (2005 – 10%) for the discontinued operation. Based on the production capacity allocation, Hanfeng estimates the income tax rate in China will most likely be 0% for 2007, 8.2% for 2008, 2009, and 2010, and 15% thereafter.

The government of China is currently considering certain tax reforms, which will potentially bring down the overall statutory income rate and result in a unified rate for both foreign companies (such as Hanfeng) and private Chinese companies. It is uncertain when the new policy will come into effect or how it will impact Hanfeng's tax rate.

2.3 Quarterly Results

	2006				2005			
in thousands Cdn	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Sales	24,303	20,668	12,750	2,128	3,136	2,684	3,189	2,494
Net income:								
Continuing operations	3,439	2,451	1,360	-177	50	-177	24	-34
Discontinued operations	120	-	-	708	2,420	3,274	3,217	1,059
Total	3,559	2,451	1,360	531	2,470	3,097	3,241	1,025
Basic EPS:								
Continuing operations	0.07	0.05	0.03	-	-	-	-	-
Discontinued operations	-	-	-	0.01	0.05	0.07	0.08	0.03
Total	0.07	0.05	0.03	0.01	0.05	0.07	0.08	0.03
Diluted EPS:								
Continuing operations	0.07	0.05	0.03	-	-	-	-	-
Discontinued operations	-	-	-	0.01	0.06	0.07	0.08	0.03
Total	0.07	0.05	0.03	0.01	0.06	0.07	0.08	0.03

Note: the discontinued operations include landscaping and nursery businesses.

As shown in the table above, Hanfeng has transformed itself from a greening company with nursery and landscaping businesses into a slow and controlled release fertilizer producer in China, targeting the agriculture market and urban greening market.

In 2005, Hanfeng's fertilizer business was not impacted by seasonal factors since the level of the production capacity (20,000 tonnes per annum) was relatively small by comparison to 2006. Hanfeng has added one new plant in each quarter of 2006. As a result, the sales and net income increased in the last three quarters of 2006. As all new plants will be fully operational for 2007, some seasonality is expected to effect sales volumes.

In general, the plants in Heilongjiang province, located in the northeast region of China may experience slow sales in winter and summer. Hanfeng's current production capacity in this region is 100,000 tonnes per annum. Another 200,000 tonnes per annum plant will be commissioned and expected to be operational within the second quarter of 2007. As well, a 50,000 tonne blending facility was commissioned in early 2007. Indicated higher demand for Hanfeng's products is expected to drive higher sales and consume the increased capacity.

In general, the plants in Jiangsu province in the eastern region of China may experience slow sales in the summer. Hanfeng currently operates a 250,000 tonnes per annum facilities in this region.

2.4 Selected Annual Information

(in thousands in Cdn, Except for EPS)	**Year Ended December 31, 2006**	**Year Ended December 31, 2005**	**Year Ended December 31, 2004**
Gross revenue (note 1)	59,849	11,503	5,813
Net income from continuing operations	7,072	(137)	(1,637)
Net income	7,901	9,832	8,687
Total assets	108,072	70,091	45,532
Loans payable	18,366	3,570	4,093
From continuing operations:			
Basic EPS	0.15	-	(0.05)
Diluted EPS	0.15	-	(0.05)
After discontinued operation:			
Basic EPS	0.17	0.24	0.26
Diluted EPS	0.17	0.24	0.25

Note 1: restated numbers exclude revenue from discontinued operations (2004 - $26.8 millions, 2005 - $40.6 million).

Since its inception in 1996, Hanfeng has established a track record of growth. Hanfeng's fertilizer revenue (the continuing operations) has grown from less than $0.5 million in 2003 to close to $60 million in 2006, representing a compound annual growth rate of 340%. Its earnings from the fertilizer business (after headquarter overhead costs) also grew significantly from a loss in 2004 and 2005 to over $7.1 million in 2006.
Hanfeng's annual production capacity grew from 20,000 tonnes per annum to 350,000 tonnes per annum by the end of 2006. It is expected to further increase by another 71% to 600,000 tonnes per annum by mid-2007. Hanfeng is evaluating plans to add a further 150,000 to 200,000 tonnes of annual production capacity to these sites. As the capacity available for sales increases, Hanfeng expects revenue and earnings to increase significantly in 2007 and 2008.

The significant increase in total assets has further enhanced Hanfeng's financial leverage. In addition, Hanfeng's construction record and proven profitability have attracted local banks to provide not only low cost working capital loans, but also construction loans to fuel Hanfeng's future expansion plans.

3. Liquidity and capital resources

(In thousand except for ratios)	December 31, 2006	December 31, 2005
Current ratio *	1.6 : 1	3.6 : 1
Cash	2,104	1,651
Working capital	10,936	16,330
Total assets	108,072	70,091
Total debt	22,943	6,352
Loans payable (current portion)	13,492	3,571
Total equity	85,129	63,118
Debt / Equity **	27%	10%

* Current ratio = Current Assets / Current Liabilities
** Debt to Equity = Total Debt / Total Equity

Accounts receivable, inventory, prepaid inventory, and advances from customers all increased as a result of increased fertilizer production and sales. The $8.7 million in assets held for sale at 2005 year end related to the nursery assets and were sold in the first quarter 2006. The proceeds of the sales were used to partially fund the acquisition of the Heilongjiang plant at the beginning of 2006. Income taxes payable decreased from $0.7 million to $0.07 million as a result of payments made in the first quarter, and the taxable businesses being discontinued in the year.

Cash from financing activities was mainly composed of $9.7 million proceeds from the exercise of warrants and stock options as well as $9.4 million net proceeds from bank loans. Cash from financing activities for the fourth quarter was $5.5 million, mainly from the increase in a working capital loan.

Total revolving facilities from various banks in Canada and China are available to Hanfeng for a maximum amount of $19 million. These loans are subject to annual renewal on various days of the year.

The Heilongjiang project has a budgeted cost of $20 million and is currently financed by the contractor. At the end of the second quarter of 2006, a local Chinese bank has provided a written offer to replace the contractor loan with a 3-year term mortgage loan. As at December 31, 2006, the balance of the contractor loan was approximately $4.9 million, after repayments made in the fourth quarter of 2006.

Subsequent to the 2006 year end, the Merchant Bank of China agreed to provide a 3-year loan to Hanfeng for a total of 35 million RMB (Cdn$ 5.0 million). The detailed loan agreement is expected to be finalized on or before March 31, 2007. As a result, Hanfeng has committed to repay the full amount of the $4.0 million Export Development Canada loan on April 30, 2007. Since all Hanfeng's assets are located in China, the cost of debt provided by China banking facilities is expected to be less expensive than that obtained from outside of China. The Company expects that cash flow generated from the increased production combined with the local debt facilities will be sufficient to fund its current expansion plans.

Investing activities refers to the use of the proceeds from the disposal of the discontinued assets ($9.4 million) to purchase the Heilongjiang plant at the beginning of the year. Total cash used to construct and acquire new plants in 2006 was $18 million, including $7.6 million in the fourth quarter of 2006. The two blending facilities (one at Heilongjiang and one at Jiangsu) were built and expanded from an existing facility located in Shanghai. Costs associated with these plants were minimal and are included in the $18 million capital expenditure total for 2006.

Contractual Obligations

in thousands Cdn	**Total**	**2007**	**2008**	**2009**	**thereafter**
Bank debt repayment	18,366	11,802	360	360	5,844
Lease obligations	$76	38	38	-	-

Capital structure

As at February 28, 2007, Hanfeng had 48,137,853 common shares issued and outstanding and the following securities issuable upon exercise of convertible securities:

(i) 55,054 common shares issuable upon the exercise of share purchase warrants at $2.35 per share until May 19, 2007; and

(ii) 825,000 common shares issuable upon the exercise of stock options with a weighted average price of $2.73 and an average term of 2.7 years.

China laws require all wholly owned foreign entities to set aside 10% of retained earnings as a general reserve fund every year until such a fund has reached 50% of the Company's registered capital. The law allows the funds in the reserve to be distributed to shareholders at the wind up of the reserve. The reserve has been included in the retained earnings on the balance sheet. The total reserve of the Company at December 31, 2006 is 15.7 million RMB (Cdn $2.3 million).

4. Related Party Transactions

In 2006, the Company paid a $30,000 consulting fee to a director of the company (2005 - nil).

As at December 31, 2006, the Company also has an outstanding loan in the amount of $20,274 receivable from the minority shareholder of Nigeria Hanfeng, a subsidiary of Hanfeng.

5. Disclosure Controls and Internal Controls over Financial Reporting

The Company's disclosure controls and procedures were designed to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to management in a timely manner so that information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the time periods specified in applicable securities legislation. The Company's management, under the direction and supervision of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures as at December 31, 2006, and has concluded that such disclosure controls and procedures are effective.

The Company's management, under the direction and supervision of the Chief Executive Officer and Chief Financial Officer, are also responsible for establishing and maintaining internal control over financial reporting. These controls were designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. There have been no changes in the Company's internal control over financial reporting during the quarter ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

6. Risks

There are a number of risk factors that could materially affect the business of Hanfeng, which include but are not limited to the risk factors set out below. Additional information about these risk factors is set out in Hanfeng's Annual Information Form.

A. Risks Associated With China

Hanfeng's subsidiaries ("Subsidiaries") carry on their business in China and Hanfeng derives all of its profit from the activities of the Subsidiaries. As such, Hanfeng's results of operations, financial position and prospects are subject to a significant degree to economic, political, social and legal developments in China.

The Chinese economy differs from the economies of most developed countries in a number of respects, including:

- its structure;
- the level of government involvement;
- the level of development;
- the control of foreign exchange; and
- the allocation of resources.

B. Tax Practices

Hanfeng pays income taxes based on a combination of local and federal tax incentives. There can be no guarantee that this favorable tax treatment will continue following the applicable exemption periods, or at all. There has been discussion about removing the tax

incentives currently offered to foreign invested enterprises since wholly domestically owned companies do not receive such incentives. In the event that such tax incentives are removed, there is no guarantee that foreign invested enterprises currently taking advantage of the incentives would be grandfathered. An increase in the tax rate to which the Subsidiaries are subject will reduce the net profitability of Hanfeng.

Under current Chinese laws, any dividends Hanfeng may receive from the Subsidiaries are not subject to Chinese tax. There can be no assurance that these dividends would continue not to be subject to tax in the future.

The government of China is currently considering a tax reform, potentially to bring down the overall statutory income rate and have a unified rate for both foreign companies (such as Hanfeng) and private Chinese companies. It is not certain when the new policy will come into effect, as well as how it will impact Hanfeng's tax rate.

C. FOREIGN EXCHANGE RISK

As Hanfeng reports financial results in Canadian dollars but earns its revenue in RMB, growth rates reported in Hanfeng's financial statements may be negatively impacted by an increase in the Canadian dollar relative to the RMB.

Although Hanfeng earns all of its revenue in RMB, some purchases are made in US and Canadian dollars. On July 21, 2005, the Chinese government announced the revaluation of RMB, increasing its value by approximately 2.1 % against the US dollar and moving the peg from the US dollar to a basket of currencies. Such a change is believed to be generally positive for Hanfeng since all revenues are earned in RMB and most of its assets are held in RMB. There might be more changes in exchange rates in the future, which may have a negative impact on Hanfeng.

D. RISKS ASSOCIATED WITH EXPANSION

The success of Hanfeng's expansion strategy will depend on a number of factors. There can be no assurance that Hanfeng will be able to achieve planned growth. There can be no assurance that Hanfeng's expansion strategy will be successful, that modifications to its strategy will not be required or that Hanfeng will be able to effectively market and/or manage and enhance profitability. Hanfeng may experience periods of rapid growth including increased staffing levels. Such growth could place a significant strain on its management, operational, financial and other resources. Hanfeng's ability to manage its growth effectively will require it to develop its management information systems capabilities and improve its operational and financial systems. Moreover, Hanfeng will need to train, motivate and manage its employees and attract senior managers and technical professionals. Any failure to expand these areas and implement and improve such systems, procedures and controls in an efficient manner at a pace consistent with Hanfeng's business could have a material adverse effect on Hanfeng's business, financial condition and results of operations.

Hanfeng has targeted the slow and controlled release fertilizer market in China as a new focus for its business. There can be no assurance that this market will develop and, given Hanfeng's limited experience and operating history in this market, that Hanfeng's investment and efforts in this market will be successful. As a result, not all production

capacity may be utilized or sold. Failure to succeed in the slow and controlled release fertilizer market in China may adversely affect Hanfeng's future business, financial condition and operating results.

E. COMPETITION

Hanfeng expects to encounter competition from other entities having a business objective similar to its own. Many of these entities are well established and have extensive experience in connection with identifying and effecting business acquisitions directly or through affiliates. Many of these competitors possess greater financial, technical, personnel and other resources than Hanfeng and there can be no assurance that Hanfeng will have the ability to compete successfully. Competitors may introduce technological innovation in Hanfeng's business, resulting in increased competitive pressures. Hanfeng's financial resources will be relatively limited when contrasted with those of many of their competitors. Although Hanfeng's projections assume that the industry will generate competition, there can be no assurances on how any level of competition may impact the future revenues of Hanfeng. China can be a fiercely competitive market and small price differentials between otherwise competitive goods and services can make an enormous difference to the consumer.

F. WEATHER CONDITIONS AND NATURAL DISASTERS

Weather conditions affect the demand for Hanfeng's products and the availability of raw materials and other inputs. For example, weather conditions such as floods, drought or frost can cause crop failures, which in turn affect the demand for fertilizer and seeds. The occurrence of any such event may adversely affect Hanfeng's business, financial condition and results of operations.

G. SEASONALITY

Hanfeng is exposed to some seasonality risk due to factors including, but not limited to, the nature of its products, weather conditions, and the buying patterns of major customers. These potential seasonality factors should also be considered together with the growth of the business. While some factors are not within its control, Hanfeng can mitigate the risk by negotiating purchasing times with major customers, and establishing a sales network across the country to cover different regions and weather conditions.

7. Significant accounting policies

Hanfeng did not change accounting policies in 2006. 2005 comparative numbers have been restated under Canadian GAAP to segregate discontinued operations. Hanfeng discontinued its nursery and landscaping businesses in late 2005 and May 2006 respectively.

Product sales are recognized upon delivery with appropriate assessment of the collection risk.

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the year. Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment, intangible assets, valuation allowances for receivables and inventories, and future income taxes. Actual results could differ from those estimates.

8. Outlook

As of the date of this MD&A, Hanfeng has already received over $60 million sale orders, mostly for Spring 2007 delivery. All the production facilities added in 2006 (350,000 tonnes per annum in aggregate at year end) have gone through a full commissioning period and are expected to be operating at a normal capacity in 2007. Additional production will accrue from the 200,000 tonnes to be commissioned, and the recently commissioned 50,000 tonne blending facility at Heilongjiang. Based on the capacity available for sale in 2007 and the current market conditions, Hanfeng expects that annual production will increase significantly from the 169,000 reported for 2006 and that both sales and earnings will increase accordingly.

Hanfeng intends to optimize its return on investment and supply the growing demand from current and new customers by expanding production capacity at its Heilongjiang and Jiangsu production and sales centres. Hanfeng is evaluating plans to add a further 150,000 to 200,000 tonnes of annual production capacity to these sites. Several slow-release fertilizer technologies, which have been developed by Hanfeng's R&D team or acquired by the Company, are currently being evaluated.

Hanfeng is also investigating opportunities for growth through alliances with domestic producers of conventional fertilizer, where Hanfeng could potentially blend its slow and controlled release technology with their products. In its 11th 5-Year Plan, China has made the agricultural sector a top priority. These policies promote the use of more efficient, effective, and environmentally friendly fertilizers. Companies that supply the agricultural sector are encouraged by the government to support these policies. Numerous synergies exist through an alliance strategy, including an immediate product upgrade for the conventional producer. For Hanfeng the alliance could provide a lower cost alternative to grow capacity.

With its track record in China and a clear growth strategy, Hanfeng will continue to build on its position as the leader in the slow and controlled release fertilizer industry in China.

Consolidated Financial Statements
(Expressed in Canadian dollars)

HANFENG EVERGREEN INC.

Years ended December 31, 2006 and 2005

Management's Statement of Responsibility for Financial Reporting

The management of Hanfeng Evergreen Inc. is responsible for the preparation, presentation and integrity of the accompanying consolidated financial statements, Management's Discussion and Analysis and all other information in this Annual Report. This responsibility includes the selection and consistent application of appropriate accounting principles and methods in addition to making the judgments and estimates necessary to prepare the consolidated financial statements in accordance with Canadian generally accepted accounting principles. It also includes ensuring that the financial information presented elsewhere in this Annual Report is consistent with the consolidated financial statements.

To provide reasonable assurance that assets are safeguarded and that relevant and reliable financial information is produced, management maintains a system of internal controls reinforced by the Company's standards of conduct and ethics set out in written policies. Internal auditors, who are employees of the Company, review and evaluate internal controls on management's behalf, coordinating this work with the independent auditors. KPMG LLP, whose report follows, were appointed as independent auditors by a vote of the Company's shareholders to audit the consolidated financial statements.

The Board of Directors, acting through an Audit Committee comprised solely of directors who are unrelated to and independent of the Company, is responsible for determining that management fulfills its responsibilities in the preparation of the consolidated statements and the financial control of operations. The Audit Committee meets regularly with financial management, internal auditors and the independent auditors to discuss internal controls, auditing activities and financial reporting matters. The independent auditors and internal auditors have unrestricted access to the Audit Committee. These consolidated financial statements and Management's Discussion and Analysis have been approved by the Board of Directors for inclusion in this Annual Report based on the review and recommendation of the Audit Committee.

Xinduo Yu	Madeline Haiying Yu
Chief Executive Officer	Chief Financial Officer

Toronto, Canada

February 23, 2007

KPMG LLP
Chartered Accountants
Suite 3300 Commerce Court West
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2
Canada

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Hanfeng Evergreen Inc. as at December 31, 2006 and 2005 and the consolidated statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Toronto, Canada

February 23, 2007

HANFENG EVERGREEN INC.

Consolidated Balance Sheets
(Expressed in thousands of Canadian dollars)

December 31, 2006 and 2005

	2006	2005
Assets		
Current assets:		
Cash	$ 2,104	$ 1,651
Term deposit	316	309
Accounts receivable	5,394	1,804
Prepaid inventory and deposits (note 2)	11,636	8,965
Inventories	9,555	1,291
Assets held for sale	–	8,662
	29,005	22,682
Deferred financing cost	294	174
Deferred development costs (note 3)	532	335
Intangible assets (note 4)	1,104	1,153
Construction in progress	16,679	37,368
Property, plant and equipment (note 5)	60,458	8,379
	$ 108,072	$ 70,091
Liabilities and Shareholders' Equity		
Current liabilities:		
Loans payable (note 7)	$ 13,492	$ 3,570
Accounts payable and accrued liabilities	2,897	2,028
Advance from customers	1,607	102
Income taxes payable	73	652
	18,069	6,352
Long-term debt (note 7)	4,874	–
Minority interest (note 8)	–	621
Shareholders' equity:		
Share capital (note 9):		
Common shares	44,417	32,776
Contributed surplus (note 9)	1,024	1,725
Cumulative translation adjustment	(4,530)	(7,700)
Retained earnings (note 10)	44,218	36,317
	85,129	63,118
Commitments (note 14)		
Subsequent events (note 18)		
	$ 108,072	$ 70,091

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Graham Warren ________________ Director Robert Beutel ________________ Director

HANFENG EVERGREEN INC.

Consolidated Statements of Income and Retained Earnings
(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2006 and 2005

	2006	2005
Sales	$ 59,849	$ 11,503
Cost of goods sold	47,704	7,873
Gross profit	12,145	3,630
Expenses:		
Selling	582	307
General and administrative	2,356	1,698
Write-off of deferred financing cost	126	–
Amortization	750	142
Loss on disposal of property, plant and equipment	61	–
Research and development (note 3)	603	811
Loss (gain) on foreign exchange	(20)	19
Stock-based compensation (note 9)	142	448
	4,600	3,425
Operating income	7,545	205
Interest expense	473	230
Income (loss) from continuing operations before minority interest	7,072	(25)
Minority interest	–	(112)
Net income (loss) from continuing operations	7,072	(137)
Net income from discontinued operations (note 13)	829	9,969
Net income	7,901	9,832
Retained earnings, beginning of year	36,317	26,485
Retained earnings, end of year	$ 44,218	$ 36,317
Income per share from continuing operations (note 9):		
Basic	$ 0.15	$ –
Diluted	0.15	–
Income per share from discontinued operations (note 9):		
Basic	0.02	0.24
Diluted	0.02	0.24
Income per share (note 9):		
Basic	0.17	0.24
Diluted	0.17	0.24

See accompanying notes to consolidated financial statements.

HANFENG EVERGREEN INC.

Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)

Years ended December 31, 2006 and 2005

	2006	2005
Cash provided by (used in):		
Operating activities:		
Net income (loss) from continuing operations	$ 7,072	$ (137)
Items not involving cash:		
Amortization	2,182	684
Write-off of deferred financing cost	126	–
Loss on disposal of property, plant and equipment	61	–
Minority interest	–	112
Stock-based compensation	142	448
	9,583	1,107
Change in non-cash operating working capital (note 16)	(18,363)	(8,863)
Cash used in operating activities of continuing operations	(8,780)	(7,756)
Cash provided by (used in) operating activities of discontinued operations	(571)	23,792
	(9,351)	16,036
Financing activities:		
Decrease (increase) in term deposit	(7)	4
Proceeds from loans payable	15,214	–
Repayments of loans payable	(5,837)	(523)
Shares issued for cash	9,694	17,750
Share issuance cost paid	–	(2,060)
Cash paid for financing cost	(428)	(15)
Decrease in shareholder loan	–	(35)
	18,636	15,121
Investing activities:		
Acquisition of property, plant and equipment and intangible assets	(18,037)	(34,292)
Deferred development costs	(176)	(225)
Proceeds from disposal of property, plant and equipment	16	–
Cash used in investing activities of continuing operations	(18,197)	(34,517)
Acquisition of property, plant and equipment	–	(552)
Proceeds from disposition	9,375	1,851
Cash provided by investing activities of discontinued operations	9,375	1,299
	(8,822)	(33,218)
Effect of exchange rate changes on cash	(10)	(306)
Increase (decrease) in cash	453	(2,367)
Cash, beginning of year	1,651	4,018
Cash, end of year	$ 2,104	$ 1,651

Supplemental cash flow information (note 16)

See accompanying notes to consolidated financial statements.

The Company was incorporated under the Canada Business Corporations Act on December 6, 1996. It provides fertilizer for the agricultural market in China.

1. Significant accounting policies:

(a) Basis of presentation:

These consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, Dalian ("Dalian Hanfeng"), Jiaxing ("Jiaxing Hanfeng"), Jiangsu ("Jiangsu Hanfeng"), HeilongJiang ("Heilongjiang Hanfeng"), Shanghai ("Shanghai Hanfeng") and a 51% owned subsidiary in Nigeria ("Nigeria Hanfeng"). All significant intercompany balances and transactions have been eliminated.

(b) Use of estimates:

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Significant items subject to such estimates and assumptions include the carrying amounts of property, plant and equipment, intangible assets, valuation allowances for receivables and inventories, and future income taxes. Actual results could differ from those estimates.

(c) Property, plant and equipment and intangible assets:

Property, plant and equipment and intangible assets are recorded at cost. Construction in progress is transferred to property, plant and equipment upon completion of construction and amortization begins upon commencement of operations. Amortization methods and estimated useful lives of assets are as follows:

Asset	Method	Estimated useful life
Technology rights	Straight line	5 - 10 years
Land use rights	Straight line	28 - 50 years
Buildings	Straight line	30 years
Vehicles	Straight line	5 years
Furniture and fixtures	Straight line	3 years
Fertilizer manufacturing equipment	Unit of production	3.5 million units

1. Significant accounting policies (continued):

Technology rights are amortized on a straight-line basis over the shorter of the term or their estimated useful lives.

(d) Inventories:

Inventories are stated at the lower of cost and net realizable value. Cost is determined on an average basis.

(e) Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactment or substantive enactment.

(f) Revenue recognition:

Revenue from sales of fertilizers is recognized on the delivery of goods to customers and when collection of revenue proceeds is reasonably assured.

(g) Research and development:

Development costs are capitalized when the specific product is determined to be technically feasible, there is an intention to produce the product in a clearly defined future market and adequate resources exist to complete the project. These costs are deferred and amortized on a straight-line basis over three years, commencing in the year following that in which the new product development was completed. All other research and development costs are charged to income in the year incurred.

1. Significant accounting policies (continued):

(h) Deferred financing costs:

Costs related to debt financing are deferred and amortized over the term of the debt.

(i) Foreign currency translation:

The Company's functional currency is Canadian dollars and the functional currency of the subsidiaries is the Chinese renminbi ("RMB"). The accounts of subsidiaries, all of which are considered to be self-sustaining foreign operations, are translated into Canadian dollars using the current rate method. Under this method, assets and liabilities are translated at the year-end exchange rates. Revenue and expenses are translated at the rate of exchange in effect on the dates on which such items are recognized in income during the year. Exchange gains and losses from foreign currency translations are recorded in shareholders' equity as a cumulative translation adjustment until they are realized by a reduction in the investment.

Transactions denominated in foreign currencies are translated into Canadian dollars at the exchange rates prevailing at transaction dates. Foreign exchange gains and losses are included in income.

(j) Stock-based compensation:

The Company records stock-based compensation in accordance with The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments ("Section 3870"), which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Section 3870 sets out a fair value-based method of accounting that is required for all stock-based transactions. Under the standard, equity instruments granted to employees are recorded at fair value on the date of grant and the associated expense is amortized over the vesting period.

1. Significant accounting policies (continued):

(k) Impairment of long-lived assets:

Long-lived assets, including property, plant and equipment and intangible assets subject to amortization, are reviewed when changes in circumstances suggest their carrying value may be impaired. Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future projected cash flows expected to result from the use of the asset and its eventual disposition. If impairment is deemed to exist, the assets are written down to fair value. Fair value is generally determined using a discounted cash flow analysis.

(l) Disposal of long-lived assets and discontinued operations:

Long-lived assets are classified as held for sale when specific criteria are met, in accordance with CICA Handbook Section 3475, Disposal of Long-Lived Assets and Discontinued Operations. Assets held for sale are measured at the lower of their carrying amounts and fair value less costs to dispose and are no longer amortized.

(m) Income per share:

Basic income per share is computed using the weighted average number of common shares outstanding during the year. Diluted income per share is computed giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method, except when their effect would be anti-dilutive. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

2. Prepaid inventory and deposits:

	2006	2005
	(In thousands)	
Prepaid inventory	$ 11,365	$ 1,131
Prepaid expenses	271	31
Deposit for potential plant acquisition	–	7,803
	$ 11,636	$ 8,965

3. Deferred development costs:

	2006	2005
	(In thousands)	
Deferred development costs	$ 532	$ 335
Research and development costs incurred	$ 800	$ 1,031
Less deferred development costs	(197)	(220)
Research and development costs expensed	$ 603	$ 811

4. Intangible assets:

	2006	2005
	(In thousands)	
Technology rights at cost	$ 1,251	$ 1,153
Accumulated amortization	147	–
	$ 1,104	$ 1,153

5. Property, plant and equipment:

2006 (In thousands)	Cost	Accumulated amortization	Net book value
Land use rights	$ 6,631	$ 82	$ 6,549
Buildings	28,933	767	28,166
Vehicles	543	139	404
Furniture and fixtures	1,433	338	1,095
Fertilizer manufacturing equipment	25,577	1,333	24,244
	$ 63,117	$ 2,659	$ 60,458

5. Property, plant and equipment (continued):

2005 (In thousands)	Cost	Accumulated amortization	Net book value
Land use rights	$ 213	$ 11	$ 202
Buildings	3,528	175	3,353
Vehicles	337	59	278
Furniture and fixtures	268	127	141
Fertilizer manufacturing equipment	5,056	651	4,405
	$ 9,402	$ 1,023	$ 8,379

6. Fertilizer plant acquisition:

On April 3, 2006, the Company closed the acquisition of a 100,000 tonnes per annum NPK (nitrogen, phosphate, potassium) fertilizer plant located in Heilongjiang province, China and two slow-release fertilizer patents. The Company paid cash consideration of RMB 120 million (Cdn. $17.6 million), which was allocated to the following assets:

	(In thousands)
Buildings	$ 10,012
Land use rights	4,696
Manufacturing equipment	2,672
Vehicles	195
Furniture and fixtures	18
	$ 17,593

7. Loans payable:

	2006	2005
	(In thousands)	
Revolving credit facility (a)	$ 2,050	$ 3,570
Working capital loan (b)	7,465	–
EDC loan (c)	3,977	–
Construction loan (d)	4,874	–
	18,366	3,570
Less current portion	13,492	3,570
	$ 4,874	$ –

(Expressed in Canadian dollars, unless otherwise stated)

7. Loans payable (continued):

(a) The revolving credit facility is with Bank of China (Canada) for a maximum principal amount of $4.0 million. The principal amount outstanding at any time shall not exceed the lower of (a) $4.0 million, and (b) 40% of pledged security. The principal amount outstanding is secured by (i) an unlimited guarantee and postponement of claim by the Company's subsidiary, Dalian Hanfeng; (ii) limited recourse guarantees from one shareholder of the Company; and (iii) a pledge of an aggregate of 7,200,000 shares of the Company held by one shareholder of the Company, which amount shall be subject to increase in the event that the closing price of the shares of the Company shall fall below $1.25 per share at any time. There are several covenant ratios required by the bank. The revolving credit facility bears interest at prime rate plus 1.75% and is renewable annually. The next renewal date is July 31, 2007. The required monthly repayment is $30,000 until May 31, 2010.

The Company also has a demand revolving operating line of credit for a maximum amount of $0.5 million from Bank of China (Canada). The balance as at December 31, 2006 was nil (2005 - $150,179). A U.S. $260,000 term deposit has been provided as security. This facility bears interest at prime rate plus 0.5% per annum and is repayable upon demand.

(b) The Company has revolving facilities with two local banks in China for a maximum principal amount of RMB 100 million (Cdn. $15.0 million). The interest rate is the posted rate by the People's Bank of China of 5.4% as at December 31, 2006. The loans are secured by the land use right of the Jiangsu site. The next renewal dates for these loans are July 31 and August 8, 2007. As of December 31, 2006, the balance of these loans was RMB 50 million (Cdn. $7.5 million) (2005 - nil).

(c) The Company has committed to repay the full amount of Export Development Canada ("EDC") loan on April 30, 2007. As of December 31, 2006, the balance of the loan was U.S. $3.4 million (Cdn. $4.0 million) (2005 - nil).

(d) Heilongjiang Hanfeng has a loan with a contractor to fund its expansion project. Interest will be accrued on the outstanding balance at 4.8% for the period between August 1 and October 31, 2006, and 9.6% thereafter. As of December 31, 2006, this plant was approximately 60% completed. The Company paid RMB 49 million (Cdn. $7.3 million) to the contractor in 2006. As at December 31, 2006, the balance of the loan was approximately RMB 32.6 million (Cdn. $4.9 million). The Company has received a written offer from China Construction Bank for a 3-year term post-construction mortgage debt.

(Expressed in Canadian dollars, unless otherwise stated)

8. Minority interest:

(a) On January 3, 2006, the Company issued 500,000 common shares to purchase the 5% minority interest of Shanghai Hanfeng. The total purchase price was RMB 7.7 million (approximately Cdn. $1.1 million). The fair value increment of Cdn. $0.5 million has been allocated among real estate assets of Shanghai Hanfeng and is classified as property, plant and equipment. Shanghai Hanfeng will also receive two additional years of income tax exemption, starting from 2006. The minority interest related items on the consolidated balance sheet and the statement of income of 2005 are related to this entity.

(b) On December 15, 2006, the Company established a 51% owned subsidiary in Nigeria ("Nigeria Hanfeng"). The purpose of this subsidiary is to facilitate the Company's transaction with the Nigerian government for fertilizer Importation to the country. As this subsidiary has not yet earned any revenue or incurred any expenses, no minority interest is presented on the consolidated balance sheet and consolidated statement of income in 2006.

9. Share capital:

(a) Authorized:

Unlimited common shares without par value
Unlimited preference shares

9. Share capital (continued):

Issued:

Common shares:

	Number of shares	Amount (In thousands)
Balance, December 31, 2004	36,160,244	$ 16,978
Shares issued at $2.35 per share	7,340,450	17,250
Share issuance costs	–	(2,060)
Exercise of warrants at $2.50 per share	73,250	183
Exercise of stock options at $1.76 per share, including $108,659 contributed surplus attributed to stock-based compensation recognized	180,000	425
Balance, December 31, 2005	43,753,944	32,776
Issuance of new shares (note 8)	500,000	1,104
Exercise of warrants at $2.50 per share	2,788,750	6,972
Exercise of warrants at $2.35 per share	165,159	388
Exercise of warrants at $2.00 per share	275,000	550
Exercise of stock options at $1.76 per share, transfer from contributed surplus of $108,103 attributed to stock-based compensation recognized	150,000	372
Exercise of stock options at $3.00 per share, transfer from contributed surplus of $725,690 attributed to stock-based compensation recognized	500,000	2,226
Exercise of stock options at $3.80 per share, transfer from contributed surplus of $9,456 attributed to stock-based compensation recognized	5,000	29
Balance, December 31, 2006	48,137,853	$ 44,417

In May 2005, the Company completed a prospectus offering of 6,383,000 shares at $2.35 per common share, for total proceeds of $15,000,050. In June 2005, the Company issued an additional 957,450 common shares at the same price for total proceeds of $2,250,008 pursuant to the over-allotment option granted in connection with the prospectus offering to the underwriters.

(Expressed in Canadian dollars, unless otherwise stated)

9. Share capital (continued):

(b) Warrants:

As at December 31, 2006, the following warrants were outstanding. Each warrant entitles the holder to acquire common shares:

Exercise price	Number of shares	Weighted average remaining contractual life (years)
$2.35	55,054	0.38

As at December 31, 2005, the following warrants were outstanding. Each warrant entitles the holder to acquire common shares:

Range of exercise price	Number of shares	Weighted average remaining contractual life (years)
$2.00 - $2.50	3,303,213	0.46

(c) Stock option plan:

A summary of the stock options granted and exercised is as follows:

	Options	Weighted average exercise price
Options outstanding, December 31, 2004	1,700,000	$ 2.60
Granted	100,000	3.00
Cancelled	(125,000)	3.00
Exercised	(180,000)	1.76
Options outstanding, December 31, 2005	1,495,000	2.69
Granted	185,000	3.30
Cancelled	(200,000)	3.00
Exercised	(655,000)	2.72
Options outstanding, December 31, 2006	825,000	2.73

(Expressed in Canadian dollars, unless otherwise stated)

9. Share capital (continued):

The fair value of each option granted has been estimated as of the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 3.71% (2005 - 3.53%), dividend yield of 0% (2005 - 0%), volatility of 53.90% (2005 - 62.76%) and expected lives of approximately 4 - 5 years. The total expense recorded in 2006 was $142,352 (2005 - $447,844), which was charged to the consolidated statements of income and credited to contributed surplus. In addition, $843,249 (2005 - $108,659) was transferred to share capital from contributed surplus and credited to share capital for the stock options exercised during the year.

During the year, 200,000 options (2005 - 125,000) were cancelled, resulting in a reversal of $149,277 in stock based compensation expense in 2006 (2005 - $36,949).

A summary of weighted average fair value of exercise price of stock options granted is as follows:

2006	Weighted average exercise price	Weighted average fair value
Exercise price at the market price at grant date	$ 3.30	$ 1.53

2005	Weighted average exercise price	Weighted average fair value
Exercise price above the market price at grant date	$ 3.00	$ 1.64

(Expressed in Canadian dollars, unless otherwise stated)

9. Share capital (continued):

A summary of stock options outstanding and exercisable is as follows:

2006:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
\$1.01 - \$2.00	220,000	1.59	\$ 1.76	220,000	\$ 1.76
\$2.01 - \$3.00	485,000	2.72	2.94	274,000	3.00
\$3.01 - \$4.00	120,000	4.70	3.68	25,000	3.66
	825,000	2.71	2.73	519,000	2.51

2005:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
\$1.01 - \$2.00	370,000	2.49	\$ 1.76	370,000	\$ 1.76
\$3.00	1,125,000	3.26	3.00	533,333	3.00
	1,495,000	3.07	2.69	903,333	2.49

9. Share capital (continued):

(d) Contributed surplus:

	(In thousands)
Balance, December 31, 2004	$ 1,386
Stock-based compensation expense	485
Transfer to common stock for stock options exercised	(109)
Reduction due to cancellation of non-vested stock options	(37)
Balance, December 31, 2005	1,725
Stock-based compensation expense	291
Transfer to common stock for stock options exercised	(843)
Reduction due to cancellation of non-vested stock options	(149)
Balance, December 31, 2006	$ 1,024

(e) The computations for basic and diluted earnings per share are as follows:

	2006	2005
	(In thousands)	
Numerator:		
Net income (loss) from continuing operations	$ 7,072	$ (137)
Net income from discontinued operations	829	9,969
Net income	$ 7,901	$ 9,832
Denominator:		
Weighted average number of common shares outstanding:		
Basic	46,617,849	40,867,304
Effect of stock options	343,157	134,307
Effect of warrants	421,081	153,091
Diluted	47,382,087	41,154,702

10. Retained earnings:

Chinese laws require all wholly owned foreign entities to set aside 10% of retained earnings as a general reserve fund every year until such a fund has reached 50% of the Company's registered capital. This fund is allowed to be distributed to shareholders at time of winding up. The reserve has been included in the retained earnings on the consolidated balance sheets. The total reserve of the Company at December 31, 2006 is RMB 15.7 million (Cdn. $2.3 million) (2005 - RMB 8.5 million (Cdn. $1.2 million)).

11. Income taxes:

The components of income before income taxes are as follows:

	2006	2005
	(In thousands)	
Pre-tax income (loss) from continuing operations:		
Canada	$ (1,944)	$ (2,265)
Foreign	9,016	2,240
	$ 7,072	$ (25)
Pre-tax income from discontinued operation:		
Foreign	$ 700	$ 11,077

The provision for income taxes consists of the following:

	2006	2005
	(In thousands)	
Income taxes for continuing operations:		
Current:		
Canada	$ –	$ –
Foreign	–	–
Income taxes expense (recovery) for discontinued operation:		
Current:		
Foreign	$ (129)	$ 1,108

The Company is subject to income taxes in Canada, while the subsidiaries are subject to the income tax laws of China. Various subsidiaries in China receive different income tax incentives because they are qualified foreign investment companies in China and are encouraged by the local governments. As a result, the Company's income tax rate in China for 2006 is 0% (2005 - 0%) for the continuing operations, and 10% (2005 - 10%) for the discontinued operations. Based on the production capacity allocation, the Company estimates the income tax rate in China will most likely be 0% for 2007, 8.2% for 2008, 2009, and 2010, and 15% thereafter.

11. Income taxes (continued):

Income tax expense varies from the amount computed by applying the combined Canadian federal and provincial tax rate of 36.12% (2005 - 36.12%) to income before income taxes as follows:

		2006		2005
		(In thousands)		
Pre-tax income (loss) from continuing operations:	$	7,072	$	(25)
Income taxes at combined Canadian tax rate	$	2,555	$	(9)
Increase (decrease) in income taxes resulting from:				
Lower tax rates on earnings of foreign subsidiaries		(3,333)		(808)
Non-deductible expenses		57		193
Change in valuation allowance		453		543
Effective tax rate change		236		–
Other		32		81
	$	–	$	–

A summary of the future income tax assets is as follows:

		2006		2005
		(In thousands)		
Future income tax assets:				
Property, plant, equipment and intangibles	$	86	$	46
Deductible share issuance costs		611		842
Provisions and reserves		33		26
Loss carryforwards		2,497		1,854
		3,227		2,768
Less valuation allowance		3,111		2,658
Total future income tax assets		116		110
Future income tax liabilities:				
Deferred costs		(116)		(79)
Deferred foreign exchange		–		(31)
Total future income tax liabilities		(116)		(110)
Net future income tax assets	$	–	$	–

11. Income taxes (continued):

The Company has established the above valuation allowances as of December 31, 2006 due to the uncertainty of future realization of future income tax assets. At December 31, 2006, the Company has approximately $7,456,195 of non-capital loss carryforwards, which expire as follows for Canadian income tax purposes:

	(In thousands)
2010	$ 615
2014	1,936
2015	2,417
2026	2,488
	$ 7,456

As at December 31, 2006, the Company has $220,116 of capital loss carryforwards.

12. Related party transactions:

In 2006, the Company paid $30,000 consulting fee to a director of the Company (2005 - nil).

As at December 31, 2006, the Company also has an outstanding loan in the amount of $20,274 receivable from the minority shareholder of Nigeria Hanfeng.

The $35,283 shareholder loan was paid in full in early 2005.

13. Discontinued operations:

To expand its fertilizer business in China, the Company made the decision to discontinue its nursery business in 2005. The revenue in 2006 was nil (2005 - $11.7 million). The gain from sale of remaining assets in the first quarter of 2006 was $0.8 million. For the same reason, on May 9, 2006, the Company discontinued its landscaping business. The landscaping revenue in 2006 was approximately $0.06 million (2005 - $28.8 million) and there were no assets related to this business for sale. There were no activities related to these discontinued businesses after the first quarter of 2006. The net income from the two discontinued businesses was $0.8 million in 2006. Certain 2005 comparative figures have been restated.

14. Commitments:

The Company has entered into a lease agreement with the following lease payments required:

	(In thousands)
2007	$ 38
2008	38
	$ 76

15. Financial instruments:

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying values of cash, term deposit, accounts receivable, loans payable, accounts payable and accrued liabilities and advance from customers approximate the fair values because of the short-term nature of these instruments.

The Company is exposed to currency risk as its subsidiaries' functional currency is RMB. Unfavourable changes in the applicable exchange rate may result in a decrease or increase in the cumulative translation adjustment. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The Company is exposed to interest risks arising from the bank loan. Unfavourable changes in the applicable interest rate may result in an increase in interest expense. The Company does not use derivative instruments to reduce its exposure to interest rate risk.

15. Financial instruments (continued):

Other financial instruments held by the Company include long-term debt due to a contractor to fund the expansion project at Heilongjiang Hanfeng (note 7). The Company does not have plans to transfer the loan to third parties and expects to settle it in the ordinary course of business. The fair value of this instrument cannot be reasonably estimated because no active and liquid market exists for the instrument, and a market rate of interest (for instruments having similar terms and characteristics) which is required to be used in estimation techniques, such as discounted cash flow analysis, cannot reasonably be determined due to the unusual terms of these instruments.

The Company has minimal concentration of credit risk and does not require collateral to support these financial instruments.

During 2006, four customers individually comprised 24%, 13%, 11% and 26% of sales, respectively. As at December 31, 2006, 89% of accounts receivable was related to these customers. During 2006, two suppliers individually accounted for 24% and 19% of the total purchases, respectively.

During 2005, two customers individually comprised 53% and 37% of total sales, respectively. As at December 31, 2005, 86% of accounts receivable was related to these customers. During 2005, two suppliers individually accounted for 53% and 22% of the total purchases.

16. Consolidated statements of cash flows:

(a) Supplemental cash flow information:

	2006	2005
	(In thousands)	
Supplemental cash flow information:		
Interest paid	$ 473	$ 230
Income taxes paid	402	894
Supplemental disclosure of non-cash transactions:		
Minority interest purchased by new shares issued	1,104	–
Prepaid deposit transferred to construction in progress	7,803	4,426
Accrued financing cost	–	159
Heilongjiang plant construction financed by the contractor	4,874	–

16. Consolidated statements of cash flows (continued):

(b) Change in non-cash operating working capital:

	2006	2005
	(In thousands)	
Increase in accounts receivable	$ (3,400)	$ (637)
Increase in prepaid inventory and deposits	(9,961)	(6,854)
Increase in inventories	(7,819)	(1,178)
Increase (decrease) in accounts payable and accrued liabilities	1,387	(287)
Increase in advance from customers	1,430	93
	$ (18,363)	$ (8,863)

17. Comparative figures:

Certain 2005 comparative figures have been reclassified to conform with the financial statement presentation adopted in 2006.

18. Subsequent events:

On February 25, 2007, the China Merchants Bank agreed to provide a loan in the amount of RMB 35 million (Cdn. $5.2 million) as of April 30, 2007. The term of the loan will be three years. The detailed loan agreement is expected to be finalized before March 31, 2007.

CORPORATE INFORMATION

DIRECTORS, OFFICERS AND OTHER MANAGEMENT

Board of Directors

Robert Beutel
Chairman

Kim Oishi

David Reburn (1)

David Thomson (1)

Graham Warren (1)

Joanne Yan

Xinduo Yu

(1) Member of the Audit Committee

Officers

Xinduo Yu
President,
Chief Executive Officer

Madeline Haiying Yu
Chief Financial Officer

Lei Li
Executive Vice President

Ross McKee
Corporate Secretary

Investor Information

Kevin O'Connor
Genoa Management Ltd.
Telephone: (416) 962-3300
Fax: (416) 962-3301
Email: koconnor@genoa.ca

HEAD OFFICE

Hanfeng Evergreen Inc.
8 King Street East, Suite 838
Toronto, ON M5C 1B5
Telephone: (416) 368-8588
Fax: (416) 849-0075
e-mail: info@hanfengevergreen.com

Stock Exchange Listing

Toronto Stock Exchange
Toronto, Canada
Stock Exchange Symbol – HF

Transfer Agent

Equity Transfer & Trust Company
200 University Avenue, Suite 400
Toronto, ON M5H 4H1
Telephone: (416) 361-0152
Fax: (416) 361-0470
Email: info@equitytransfer.com

Auditors

KPMG LLP
Toronto, Canada

Website

http://www.hanfengevergreen.com
e-mail: info@hanfengevergreen.com

Disclosure filings also available at:

www.sedar.com

Annual Meeting

The Annual General Meeting
of the Shareholders of Hanfeng Evergreen Inc.
will be held on Thursday, May 17, 2007 at
4:00 pm (EST) at the
Ontario Heritage Centre
8 Adelaide Street East
Toronto, Ontario, Canada.

Notes:

Notes:

Notes:

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Hanfeng to expand Heilongjiang to 450,000 tonnes per annum

--COMPANY TO COMMERCIALIZE TWO NEW NPK COATING TECHNOLOGIES--

TSX Symbol: HF

TORONTO, April 17 /CNW/ - Hanfeng Evergreen Inc. ("Hanfeng" or the "Company"), a leading provider of slow and controlled release fertilizers in China, announced today that it will expand production capacity at its Heilongjiang facility by an additional 100,000 tonnes per annum with the construction of a NPK (nitrogen, phosphate, potash) compound fertilizer coating plant, which will utilize two patented technologies developed by Hanfeng. The Company will acquire raw land adjacent to their existing site to accommodate the construction of the new production plant, additional warehouses and a rail spur to move raw materials and finished goods to the main railway line. Construction is expected to begin in May of 2007 with the first phase of 50,000 tonnes/annum to be commissioned at the beginning of October 2007 and the second phase at the beginning of February 2008. When the new plant is completed, the Heilongjiang facility will have 450,000 tonnes of annual production capacity, including 150,000 tonnes of coating and blending capacity.

The new NPK compound fertilizer coating plant will utilize Hanfeng's patented resin coated technology to produce Polymer Coated Compound Fertilizer ("PCF") and a sulfur coating technology to produce Sulfur Coated Compound Fertilizer ("SCF"), both of which were developed by engineers at Hanfeng's R&D center in Shanghai. The technology can precisely control the nutrient releasing period for up to 12 months, and has the added benefit enabling Hanfeng to apply the coatings on NPK granules, instead of a single nutrient like urea. These advantages, combined with the small size of the grains (0.5 to 3.5 mm diameter) and the ability to customize the nutrient levels, makes the PCF and SCF products highly competitive in the international urban greening markets.

"Hanfeng continues to capitalize on its ability to successfully develop and commercialize advanced fertilizer technologies," stated Mr. Xinduo Yu, President & CEO of Hanfeng Evergreen Inc. "These low cost, coated NPK products will further increase our brand recognition and competitiveness in the global market."

The existing Heilongjiang tower will supply the NPK granules for the higher-margin PCF and SCF products at an undiscounted rate that will allow the existing facility to maintain its current operating margins. The estimated total budget of this project, including additional land costs, is approximately $85.2 million RMB (or CAD$12.5 million) and will be funded from proceeds generated by the $80 million in share subscriptions by Agrium Inc. and PetroChina Petrochemical Company announced on April 2, 2007. Once completed, the 100,000 tonne expansion will increase Hanfeng's total annual productive capacity from all facilities to 700,000 tonnes, including 400,000 tonnes of NPK capacity, 100,000 tonnes of sulphur coated urea capacity, 100,000 tonnes of NPK coating capacity, and 100,000 tonnes of blending capacity.

About Hanfeng Evergreen Inc.

Hanfeng is a leading provider of slow and controlled release fertilizers to blenders, the agriculture market and the urban greening market. Hanfeng was the first to introduce the concept of slow and controlled release fertilizers into China's agriculture market with its establishment of the first commercial scale slow-release fertilizer production in China. All production facilities are located in prime agricultural regions of China. The Company is headquartered in Toronto, Ontario and its shares trade on the Toronto Stock Exchange.

This press release contains forward-looking statements based on current expectations. These forward-looking statements entail various risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Risks and uncertainties about Hanfeng's business are more fully discussed in the Company's disclosure materials, including its annual information form and MD&A, filed with the securities regulatory authorities in Canada, available at www.sedar.com

%SEDAR: 00019491E

/For further information: Madeline Haiying Yu, CA, Hanfeng Evergreen Inc., Chief Financial Officer, Email: info(at)hanfengevergreen.com, Phone: (416) 368-8588; Kevin O'Connor, Genoa Management Ltd., Investor Relations, Email: koconnor(at)genoa.ca, Phone: (416) 962-3300/

(HF.)

CO: Hanfeng Evergreen Inc.

CNW 07:00e 17-APR-07

2089259 ONTARIO LTD.

- and -

HANFENG EVERGREEN INC.

- and -

XINDUO YU

- and -

OAKWEST CORPORATION LIMITED

SUBSCRIPTION AGREEMENT

April 1, 2007

RECEIVED
2008 MAY -1 A 8:09
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

THIS SUBSCRIPTION AGREEMENT is made this 1st day of April, 2007

BETWEEN:

2089259 Ontario Ltd., a corporation incorporated under the laws of Ontario,

(herein called the "**Buyer**")

- and -

Hanfeng Evergreen Inc., a corporation incorporated under the laws of Ontario,

(herein called the "**Company**")

- and -

Xinduo Yu, an individual resident in Toronto, Canada,

(herein called the "**Executive Shareholder**")

- and -

Oakwest Corporation Limited, a corporation incorporated under the laws of Canada,

(herein called the "**Lead Investor**")

WHEREAS the Company is a leader in providing value-added fertilizers for China's agricultural and urban greening markets (the "**Business**");

AND WHEREAS the Buyer desires to work with the Company to further develop the Business;

AND WHEREAS the Buyer desires to subscribe for and purchase from the Company and the Company desires to issue and sell to the Buyer 11,959,000 Common Shares in the capital stock of the Company (the "**Subscription Shares**"), being, at the date hereof, and immediately following issuance, approximately 19.9% of the outstanding Common Shares of the Company, on the terms and subject to the conditions set forth herein.

AND WHEREAS the Executive Shareholder is the registered and beneficial owner of approximately 24.9% of the Common Shares outstanding at the date hereof and the Lead Investor is the registered and beneficial owner of approximately 2.3% of the Common Shares outstanding at the date hereof.

NOW THEREFORE THIS AGREEMENT WITNESSES, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound, the Parties hereto agree as follows:

ARTICLE 1 - DEFINITIONS

1.1 As used in this Agreement, the following terms shall have the following meanings respectively:

(a) **"Additional Common Shares"** has the meaning set forth in Section 4.2(c) below.

(b) **"Affiliate"** has, with respect to the relationship between two or more companies, the meaning given to it in the *Securities Act* (Ontario) as amended from time to time and, with respect to the relationship between two or more persons any of which are not companies, a person shall be deemed to be an affiliate of another person if one of them is controlled by the other or if both are controlled by the same person, and for this purpose, control means the right, directly or indirectly, to direct or cause the direction of the management of the affairs of a person, whether by ownership of securities, by contract or otherwise.

(c) **"Agreement"** means this subscription agreement, including all Schedules to this subscription agreement, as amended, supplemented, restated and/or replaced from time to time in accordance with its provisions.

(d) **"Applicable Law"** means, with respect to any Person, property, transaction, event or other matter, (i) any foreign or domestic constitution, treaty, law, statute, regulation, code, ordinance, principle of common law or equity, rule, municipal by-law, Order or other requirement (including a requirement arising at common law) having the force of law, (ii) any policy, practice, protocol, standard or guideline of any Governmental Authority which, although not necessarily having the force of law, is regarded by such Governmental Authority as requiring compliance as if it had the force of law (collectively, the "**Law**") relating or applicable to such Person, property, transaction, event or other matter and also includes, where appropriate, any interpretation of the Law (or any part thereof) by any Person having jurisdiction over it, or charged with its administration or interpretation.

(e) **"Authorization"** means, with respect to any Person, any order, permit, approval, waiver, consent, licence or similar authorization of any Governmental Authority having jurisdiction over the Person.

(f) **"Board of Directors"** means the board of directors of the Company.

(g) **"Business"** has the meaning set forth in the first recital above.

(h) **"Business Day"** means any day that banks are generally open for business in the City of Toronto, Ontario other than a Saturday or Sunday.

(i) **"Buyer"** has the meaning set out in the preface above.

(j) **"Claim"** means any and all claims, demands, liabilities, encumbrances causes of action, arbitrations, audits, hearings, investigations, litigation or suits, whether in contract, tort or otherwise, whether statutory or common law, whether civil, criminal, administrative, investigative, formal or informal, in law or in equity, whether known or unknown, fixed or contingent.

(k) **"Closing"** has the meaning set forth in Section 2.3 below.

(l) **"Closing Date"** means a date mutually agreed upon by the Buyer and the Company that is not more than 10 Business Days after the date of this Agreement.

(m) **"Common Shares"** means common shares in the capital stock of the Company.

(n) **"Company"** has the meaning set forth in the preface above.

(o) **"Dollars"** or **"$"** means Canadian dollars.

(p) **"Effective Time"** means 12:01 a.m. on the Closing Date.

(q) **"Employee"** means an individual who is employed by the Company, a Subsidiary or any joint venture or similar arrangement which is part of the business, whether on a full-time or part-time basis.

(r) **"Encumbrance"** means any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement, security interest of any nature, adverse claim, exception, reservation, easement, right of occupation, any matter capable of registration against title, option, right of pre-emption, privilege or any contract to create any of the foregoing.

(s) **"Environmental Law"** means Applicable Law in respect of the natural environment, public or occupational health or safety, and the manufacture, importation, handling, transportation, storage, disposal and treatment of Hazardous Substances.

(t) **"Executive Shareholder"** has the meaning set forth in the preface above.

(u) **"Financial Statements"** means the annual audited consolidated financial statements of the Company for the year ended December 31, 2006.

(v) **"Governmental Authority"** means:

(i) any domestic or foreign government, whether national, federal, provincial, state, territorial, municipal or local (whether administrative, legislative, executive or otherwise);

(ii) any agency, authority, ministry, department, regulatory body, court, central bank, bureau, board or other instrumentality having legislative, judicial, taxing, regulatory, prosecutorial or administrative powers or functions of, or pertaining to, government;

(iii) any court, commission, individual, arbitrator, arbitration panel or other body having adjudicative, regulatory, judicial, quasi-judicial, administrative or similar functions; and

(iv) any other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange or professional association.

(w) **"Hazardous Substance"** means any solid, liquid, gas, odour, heat, sound, vibration, radiation or combination of them that may impair the natural environment, injure or damage property or plant or animal life or harm or impair the health of any individual and includes any contaminant, waste, substance or material defined by Environmental Law as hazardous, toxic or dangerous or any other substance or material prohibited, regulated or reportable pursuant to any Environmental Law.

(x) **"Income Tax Act"** means the *Income Tax Act* (Canada).

(y) **"Indemnified Parties"** has the meaning set forth in Section 9.3(b) below.

(z) **"Indemnifying Party"** has the meaning set forth in Section 9.3(b) below.

(aa) **"Laws"** means any and all laws, including all federal, state, provincial and local statutes, codes, ordinances, guidelines, decrees, rules, regulations and municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, ruling or awards, policies, binding on or affecting the Person referred to in the context in which the word is used.

(bb) **"Legal Proceeding"** means any litigation, action, application, suit, investigation, hearing, claim, deemed complaint, grievance, civil, administrative, regulatory or criminal, arbitration proceeding or other similar proceeding, before or by any court or other tribunal and includes any appeal or review thereof and any application for leave for appeal or review.

(cc) **"Licence"** means any licence, permit, Authorization, Regulatory Approval or other evidence of authority issued or granted to, conferred upon, or otherwise created for, the Company or a Subsidiary by any Governmental Authority.

(dd) **"Lien"** means any lien, mortgage, charge, hypothec, pledge, security interest, prior assignment, option, warrant, lease, sublease, right to possession, encumbrance, claim, right or restriction which affects, by way of a conflicting ownership interest or otherwise, the right, title or interest in or to any particular property.

(ee) **"Lead Investor"** has the meaning set forth in the preface above.

(ff) **"Losses"** has the meaning set forth in Section 9.1.

(gg) **"Material Adverse Change"** means a change in the Business or in the operations, affairs, prospects or condition (financial or otherwise) of the Company or any Subsidiary including any such change arising as a result of any change in Applicable Law, the amendment or revocation of any Licence or as a result of fire, explosion, accident, casualty, labour problem, flood, drought, riot, storm, terrorist act, pandemic, disease, influenza, virus, act of God or otherwise, except for changes occurring in the Ordinary Course of Business which, either individually or in the aggregate, have not materially adversely affected and will not materially adversely affect the Business or the operations, affairs, prospects or condition (financial or otherwise) of the Company or any Subsidiary.

(hh) **"Notice"** has the meaning set forth in Section 6.3 below.

(ii) **"Offered Shares"** has the meaning set forth in Section 6.3 below.

(jj) **"Offeree"** has the meaning set forth in Section 6.3 below.

(kk) **"Offeror"** has the meaning set forth in Section 6.3 below.

(ll) **"Order"** means any order, directive, judgment, decree, injunction, decision, ruling, award or writ of any Governmental Authority.

(mm) **"Ordinary Course of Business"** when used in relation to the taking of any action by the Company or any Subsidiary means that the action:

(i) is consistent in nature, scope and magnitude with the past practices of the Company or the Subsidiary and is taken in the ordinary course of normal day-to-day operations of the Company or the Subsidiary;

(ii) is similar in nature, scope and magnitude to actions customarily taken in the ordinary course of the normal day-to-day operations of

other Persons that are in the same line of business as the Company or the Subsidiary; and

(iii) does not require the authorization of the shareholders of the Company or the Subsidiary or any other separate or special Authorization of any nature other than normal government Authorizations.

(nn) "**Parties**" means, collectively, the parties to this Agreement, being the Buyer and the Company, and "**Party**" means any one of them.

(oo) "**Permitted Liens**" means:

(i) Liens for Taxes and utilities that in each case are not yet due or are not in arrears;

(ii) construction, mechanics', carriers', workers', repairers', storers' or other similar liens (inchoate or otherwise) if individually or in the aggregate they: (i) are not material; (ii) arose or were incurred in the Ordinary Course of Business; (iii) have not been filed, recorded or registered in accordance with Applicable Law; (iv) notice of them has not been given to the Company or a Subsidiary; and (v) the indebtedness secured by them is not in arrears;

(iii) minor title defects or irregularities, minor unregistered easements or rights of way, and other minor unregistered restrictions affecting the use of real property if such title defects, irregularities or restrictions are complied with and do not, in the aggregate, materially adversely affect: (i) the operation of the Business or the continued use of the real property to which they relate after the Closing on substantially the same basis as the Business is currently being operated and such real property is currently being used; or (ii) the marketability of such real property;

(iv) easements, covenants, rights of way and other restrictions if registered provided that they are complied with and do not, in the aggregate, materially adversely affect: (i) the operation of the Business or the continued use of the real property to which they relate after the Closing on substantially the same basis as the Business is currently being operated and such real property is currently being used; or (ii) the marketability of such real property;

(v) registered agreements with municipalities or public utilities if they: (i) have been complied with or adequate security has been furnished to secure compliance; and (ii) do not, in the aggregate, materially adversely affect (A) the operation of the Business or the continued use of the real property to which they relate after the Closing on substantially the same basis as the Business is currently

being operated and such real property is currently being used, or (B) the marketability of such real property;

(vi) Chinese customs' bureau supervision over personal property duly registered with the Chinese customs' bureau;

(vii) any reservations, limitations, provisos and conditions expressed in the original grant of Chinese state owned land leasehold right or contained in any building title certificates relating to buildings erected in Chinese real property; and

(viii) Liens of which the Company has given the Buyer written notice at least 5 Business Days prior to the Closing Date.

(pp) **"Person"** means any individual, partnership, corporation, association, joint stock company, trust, joint venture, unincorporated organization, company or Governmental Authority.

(qq) **"Purchase Price"** has the meaning set forth in Section 6.3 below.

(rr) **"Regulatory Approval"** means any approval, consent, ruling, Authorization, notice, permit or acknowledgement that may be required from any Person pursuant to Applicable Law or under the terms of any Licence or the conditions of any Order in connection with the sale of the Subscription Shares to the Buyer on the terms contemplated in this Agreement, to permit the Company and the Subsidiaries to carry on the Business after Closing or which is otherwise necessary to permit the Parties to perform their obligations under this Agreement

(ss) **"Release"** includes an actual or potential discharge, deposit, spill, leak, pumping, pouring, emission, emptying, injection, escape, leaching, seepage or disposal of a Hazardous Substance which is or may be in breach of any Environmental Law

(tt) **"Securities Commissions"** means the applicable securities commissions or other securities regulatory authorities in each of the Provinces and Territories.

(uu) **"Securities Laws"** means, collectively, as the context may require, the applicable securities laws of each of the Provinces and Territories and all regulations and rules made under such laws, together with all applicable policy statements, instruments, notices, blanket orders and rulings of the Canadian Securities Administrators and the Securities Commissions and all discretionary orders or rulings, if any, of the Securities Commissions made in connection with the transactions contemplated by this Agreement.

(vv) **"Shareholder Notice"** has the meaning set forth in Section 6.3 below.

(ww) **"Subscription Shares"** has the meaning set forth in the recitals above.

(xx) **"Subscription Shares Purchase Price"** has the meaning set forth in Section 2.2(a).

(yy) **"Subsidiaries"** means the "subsidiaries" (as such term is defined in the *Securities Act* (Ontario), as amended from time to time) of the Company in existence on the date hereof being as set out in Schedule A hereto.

(zz) **"Territories"** means all of the territories of Canada.

(aaa) **"Taxes"** means all taxes including all income, sales, use, goods and services, harmonized sales, value added, capital, capital gains, alternative, net worth, transfer, profits, withholding, payroll, employer health, excise, franchise, real property and personal property taxes, and any other taxes, customs duties, fees, levies, imposts and other assessments or similar charges in the nature of a tax, employment insurance and unemployment insurance payments and workers' compensation premiums, together with any instalments with respect thereto, and any interest, fines and penalties, in all cases imposed by any Governmental Authority in respect thereof and whether disputed or not.

(bbb) **"Tax Returns"** means all returns, information returns, reports, elections, agreements, declarations or other documents of any nature or kind required to be filed with any applicable Governmental Authority in respect of Taxes.

(ccc) **"Third Party Claim"** has the meaning set forth in Section 9.3(b) below.

(ddd) **"TSX"** means Toronto Stock Exchange.

ARTICLE 2 - THE TRANSACTION

2.1 Agreement to Subscribe For and Issue the Subscription Shares. On the terms and subject to the conditions of this Agreement, and in reliance on the representations, warranties, covenants and agreements set forth in this Agreement, the Buyer hereby subscribes for and purchases from the Company, and the Company hereby issues and sells to the Buyer effective as of the Effective Time, the Subscription Shares as fully paid and non-assessable shares in the capital of the Company.

2.2 Subscription Shares Purchase Price.

(a) The Buyer hereby pays to the Company, on account of the Subscription Shares, the aggregate sum of $74,384,980 representing $6.22 per Subscription Share which sum represents the volume weighted average price of the Common Shares on the TSX for the 10 trading day period ending on March 7, 2007 (the **"Subscription Shares Purchase Price"**).

(b) The Subscription Shares Purchase Price is hereby paid and satisfied in cash by wire transfer or delivery of other immediately available funds by the Buyer to the Company.

2.3 **<u>The Closing</u>**. The Closing of the transactions contemplated by this Agreement (the "**Closing**") shall take place at the Toronto offices of Blake, Cassels & Graydon LLP commencing at 10:00 am local time, or such other time as the Company and Buyer may agree, on the Closing Date with effect as of the Effective Time.

2.4 **<u>Deliveries at the Closing</u>**. At the Closing, (i) the Company will deliver or cause to be delivered to the Buyer the various certificates, instruments, and documents referred to in Section 5.1; (ii) the Buyer will deliver or cause to be delivered to the Company the various certificates, instruments, and documents referred to in Section 5.2; (iii) the Company will execute and deliver to the Buyer such instruments of sale and issuance as the Buyer and its counsel reasonably may request; and (iv) the Buyer will pay the consideration specified in Section 2.2(a) above.

ARTICLE 3 - REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.1 **Representations and Warranties of the Company.** As a material inducement to the Buyer's entering into this Agreement and completing the transactions contemplated by this Agreement and acknowledging that the Buyer is entering into this Agreement in reliance upon the representations and warranties of the Company set out in this Section 3.1, the Company represents and warrants to the Buyer as follows:

(a) *Incorporation and Corporate Power of Company.* The Company is a corporation incorporated, organized and subsisting under the laws of the jurisdiction of its incorporation. The Company has the corporate power, authority and capacity to execute and deliver this Agreement and all other agreements and instruments to be executed by it as contemplated herein and to perform its other obligations hereunder and under all such other agreements and instruments. The Company has the corporate power, authority and capacity to issue the Subscription Shares to the Buyer.

(b) *Authorization by Company.* The execution and delivery of this Agreement and all other agreements and instruments to be executed by it as contemplated herein and the completion of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Company and its shareholders.

(c) *Enforceability of Company's Obligations.* This Agreement constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms subject to limitations on

enforcement imposed by bankruptcy, insolvency, reorganization or other laws affecting the enforcement of the rights of creditors and others and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought. There is no Order outstanding or Legal Proceeding in progress, pending, or, to the knowledge of the Company, threatened against or affecting the Company or affecting the Subscription Shares or which affects adversely or might affect adversely the ability of the Company to enter into this Agreement or to perform its obligations hereunder.

(d) *Residence of Company.* The Company is not a non-resident of Canada for purposes of section 116 of the Income Tax Act.

(e) *Authorized and Issued Capital.* The authorized capital of the Company consists of an unlimited number of Common Shares, and an unlimited number of first preferred shares, of which:

(i) immediately prior to the completion of the transactions contemplated by this Agreement and the subscription by the Buyer of the Subscription Shares, the Company had 48,137,853 Common Shares and no first preferred shares validly issued and outstanding;

(ii) immediately subsequent to the completion of the transactions contemplated by the Agreement, the purchase and subscription by the Buyer of the Subscription Shares, and the concurrent issue by the Company of 1,000,000 Common Shares to PetroChina Ningxia Petrochemical Company at not less than $6.22 per Common Share, the Company will have 61,096,853 Common Shares and no first preferred shares, validly issued and outstanding; and

(iii) there are no rights, subscriptions, warrants, options, conversion rights, calls, commitments or plans or agreements of any kind outstanding which would enable any Person to purchase or otherwise acquire any shares or other securities of the Company, other than pursuant to this Agreement and other than (A) warrants to purchase 55,054 Common Shares (adjusted after the date hereof for any stock splits, consolidations, reclassifications or other reorganization) exercisable at $2.35 per share, expiring May 19, 2007; and (B) options to purchase 825,000 Common Shares (adjusted after the date hereof for any stock splits, consolidations, reclassifications or other reorganization) issued to officers, directors or Employees of, or consultants to, the Company pursuant to a option plan or agreement approved by the Board of Directors of the Company.

The Subscription Shares will be, at the time of issue, duly created,

authorized for issuance, allotted, and, when issued will be duly and validly issued, fully paid and non-assessable securities of the Company.

(f) *TSX Listing*. The outstanding Common Shares are listed and posted for trading on the TSX. The Subscription Shares will be listed and posted for trading on the TSX at the Closing time.

(g) *Certificates*. The certificates representing the Subscription Shares will be duly executed and delivered by the Company in accordance with the terms hereof.

(h) *Ownership of Subscription Shares*. Upon completion of the subscription for Subscription Shares, each of such Subscription Shares will be owned by the Buyer as the beneficial owner of record, with a good and marketable title thereto free and clear of all Encumbrances (except for such Encumbrances as may have been or will be granted by the Buyer, if any).

(i) *Use of Proceeds*. The proceeds raised from the sale of the Subscription Shares shall be used by the Company for (A) fertilizer plant expansion in China, (B) partial retirement of long term debt associated with previous fertilizer plant expansion, and (C) general corporate purposes.

(j) *Organization of Subsidiaries*. The information set out in Schedule A concerning the name and jurisdiction of incorporation of each Subsidiary is true and complete. Each Subsidiary is incorporated, organized and subsisting under the laws of its jurisdiction of incorporation. There are no shareholders' agreements governing the affairs of any Chinese Subsidiary or the relationship, rights and duties of its shareholders, nor are there any voting trusts, pooling arrangements or other similar agreements with respect to the ownership or voting of any equity interest in any Chinese Subsidiary. There are no rights, subscriptions, options, commitments or plans or agreements of any kind outstanding which would enable any Person to subscribe, purchase or otherwise acquire, or requiring any Subsidiary to issue, any of its registered capital or any increase in its registered capital. None of the Subsidiaries has a direct or indirect equity interest in any other Person, other than another Subsidiary.

(k) *Qualification to do Business*. Each of the Company and each Subsidiary is registered, licensed or otherwise qualified to do business under the laws of the jurisdictions in which the character or the location of the properties and assets owned or leased by the Company or any Subsidiary or the nature of the business conducted by it requires registration, licensing or other qualification. Each of the Company and each Subsidiary has all necessary corporate power, authority, and capacity to carry on the Business and to own or lease and operate its property and assets as now carried on and owned or leased and operated.

(l) *Corporate Records.*

(i) The minute books of the Company have been maintained in accordance with Applicable Law and contain true, correct and complete copies of its articles, its by-laws, the minutes of every meeting of its Board of Directors and every committee thereof and of its shareholders and every written resolution of its directors and shareholders. The share certificate book, register of shareholders, register of transfers and register of directors and officers of the Company are complete and accurate in all material respects.

(ii) Each Subsidiary has maintained and kept minutes of meetings of its board of directors and of its shareholders and written resolutions of its directors and shareholders in accordance with Applicable Law and its articles of association.

(m) *Bankruptcy and Insolvency.* Neither the Company nor any Subsidiary is a bankrupt or insolvent person under any Applicable Law regarding bankruptcy or insolvency nor has either the Company or any Subsidiary made an assignment in favour of its creditors nor a proposal in bankruptcy to its creditors or any class thereof nor had any petition for a receiving order presented in respect of it. Neither the Company nor any Subsidiary has initiated proceedings with respect to a compromise or arrangement with its creditors or for its winding up, liquidation or dissolution. No receiver has been appointed in respect of the Company, any Subsidiary, or any of their respective property or assets and no execution or distress has been levied upon any of the property or assets of the Company or any Subsidiary.

(n) *Financial Statements.* The Financial Statements have been prepared in accordance with GAAP consistently applied throughout the periods to which they relate. The balance sheets contained in the Financial Statements fairly present the financial position of the Company and the Subsidiaries as of their respective dates and the statements of earnings and retained earnings contained in the Financial Statements fairly present the revenues, earnings and results of operations for the periods indicated. The Financial Statements are accurate and complete in all material respects.

(o) *Title to and Sufficiency of Assets.* Except as set out in Schedule 3.1(o), each of the Company and each Subsidiary has good and marketable legal and beneficial title to all of its property and assets, free and clear of any and all Liens, except for Permitted Liens. There is no agreement, option or other right or privilege outstanding in favour of any Person for the purchase from the Company or any Subsidiary of the Business or any part thereof or of any of the property or assets of the Company or any Subsidiary, other than in the Ordinary Course of Business.

(p) *Compliance with Applicable Law*. The Business is being conducted by the Company and the Subsidiaries in accordance with all terms and conditions of the Licences and in compliance with Applicable Law. All the Licences are valid and are in full force and effect, neither the Company nor any Subsidiary is in violation of any term or provision or requirement of any Licence, and no Person has threatened to revoke, amend or impose any condition in respect of, or commenced proceedings to revoke, amend or impose conditions in respect of, any Licence. Except as specifically disclosed in this Agreement, no Regulatory Approval is required in connection with the transactions contemplated by this Agreement or in order to maintain any Licence in full force and effect and in good standing after Closing.

(q) *Conduct of Business in Foreign Countries*. Neither the Company, nor any of its subsidiaries, nor any person acting on behalf of any of them, has (a) authorized the giving of, offered, or given anything of value to a government official, a political party or party official, a political candidate, or an official of a public international organization for the purpose of obtaining, retaining, or directing business to any person by (i) influencing any act or decision by the recipient or (ii) inducing the recipient to do or omit to do any action in violation of the recipient's lawful duty or (iii) securing any improper advantage or (iv) persuading the recipient to influence any act or decision of a government or government instrumentality or public international organization, or (b) authorized the giving of, offered, or given anything of value to any other person with knowledge or reasonable expectation that all or a portion of the payment or gift will be offered, given, or promised, directly or indirectly, to any of the persons described in subparagraph (a), for any of the purposes stated in subparagraph (a).

(r) *Undisclosed Liabilities*. Neither the Company nor any Subsidiary has any liabilities or obligations of any nature (whether known or unknown, liquidated or unliquidated, due or to become due and whether absolute, accrued, contingent or otherwise) except for liabilities and obligations disclosed, reflected or provided for in the most recent Financial Statements and current liabilities incurred in the Ordinary Course of Business since the date of such Financial Statements. Without limiting the foregoing, neither the Company nor any Subsidiary is a party to or bound by any agreement, contract or commitment providing for the guarantee, indemnification, assumption or endorsement with respect to the obligations, liabilities (contingent or otherwise) or indebtedness of any other Person.

(s) *Regulatory Approvals*. Except such as will have been obtained prior to Closing, no Regulatory Approval or filing with, notice to, or waiver from any Governmental Authority is required to be obtained or made by the Company, or a Subsidiary: (a) in connection with the execution and

delivery of, and performance by the Company of its obligations under, this Agreement or the consummation of the transactions contemplated hereby; (b) to avoid the loss of any Licence; or (c) to permit the Company and the Subsidiaries to carry on the Business after the Closing as the Business is currently carried on by the Company and the Subsidiaries.

(t) *Absence of Conflicting Agreements.* The execution, delivery and performance of this Agreement by the Company and the completion (with any required consents and Regulatory Approvals and the giving of any required notices) of the transactions contemplated by this Agreement do not and will not result in or constitute any of the following:

(i) a default, breach or violation or an event that, with notice or lapse of time or both, would be a default, breach or violation of any of the terms, conditions or provisions of the articles or by-laws of the Company, or any Subsidiary or of any Contract or Licence;

(ii) an event which, pursuant to the terms of any Contract or Licence, would cause any right or interest of the Company or any Subsidiary to come to an end or be amended in any way that is detrimental to the Business or entitle any other Person to terminate or amend any such right or interest or relieve any other Person of its obligations thereunder;

(iii) the creation or imposition of any Lien on any property or asset of the Company or any Subsidiary; or

(iv) the violation of any Applicable Law.

(u) *Legal Proceedings.* There is no Legal Proceeding in progress, pending or, to the knowledge of the Company, threatened against or affecting the Company or any Subsidiary or any of their respective properties or assets or title thereto, nor is there any factual or legal basis on which any such Legal Proceeding might be commenced. There is no Order outstanding against or affecting the Company or any Subsidiary or any of their respective properties or assets.

(v) *Environmental Matters.*

(i) The Business and the property and assets as carried on or used by the Company and the Subsidiaries and their respective predecessors have been carried on and used and are currently carried on and used in material compliance with all Environmental Laws.

(ii) The Company, the Subsidiaries and their respective predecessors have not used any of its or their property or assets, or permitted them to be used, to generate, manufacture, refine, treat, transport,

store, handle, dispose of, transfer, produce or process any Hazardous Substance except in compliance with all Environmental Laws.

(iii) Neither the Company nor any Subsidiary is, nor has it been, subject to any Legal Proceedings (i) investigating or alleging the violation or possible violation of any Environmental Law or (ii) to determine whether any study or remedial action is required to respond to a Release or the presence of a Hazardous Substance on the lands used in the Business.

(iv) To the Company's knowledge, there are no circumstances that could reasonably be expected to give rise to any Legal Proceeding or create any obligation or liability in respect of (i) the Release or presence of a Hazardous Substance on any assets of the Company or any Subsidiary or on land where the Company or any Subsidiary has disposed or arranged for the disposal of materials or (ii) the violation of any Environmental Law by the Company or any Subsidiary or any of their respective Employees, agents or others for whom the Company or any Subsidiary is responsible.

(w) *Employment Matters.*

(i) The Company, each Subsidiary and any joint venture or similar arrangement in which one or both of them is a participant is in compliance with all Applicable Law relating to the employees and employment and, except as may be required by Applicable Law, is not bound by or a party to any collective bargaining agreement, labour contract, memorandum of understanding with any labour union, trade union or employee organization and is not currently in any labour negotiation. There is no strike, labour dispute, work slow down or stoppage pending or threatened against the Company, any Subsidiary or any joint venture or similar arrangement which it is a participant. The Company and each Subsidiary and each joint venture or similar arrangement in which it is a participant is in compliance with all Applicable Law respecting employment, employment practises and standards, terms and conditions of employment, wages, occupational health and safety, labour relations and workers' compensation.

(ii) Each Employee is not entitled to employee benefits, pensions, profit sharing, severance or termination pay, retirement benefits or insurance other than that which is required by Applicable Law or is customary in the jurisdiction in which the Employee is employed.

(x) *Transactions with Affiliates.* Neither the Company nor any Subsidiary is liable in respect of advances, loans, guarantees, liabilities or other

obligations to or on behalf of any shareholder of the Company, officer, director, Employee or Affiliate of the Company or any Subsidiary or any other Person with whom the Company or any Subsidiary does not deal at arm's length, except for (i) inter-company obligations between the Company and its Subsidiaries and (ii) liabilities and obligations disclosed, reflected or provided for in the most recent Financial Statements.

(y) *Tax Filings.* The Company and each Subsidiary has prepared and filed when due with each relevant Governmental Authority all Tax Returns required to be filed by or on behalf of the Company and each such Subsidiary in respect of any Taxes for all fiscal periods ending prior to the date hereof and will continue to do so in respect of any fiscal period ending on or before the Closing Date. All such Tax Returns are correct and complete in all material respects, and no material fact has been omitted therefrom. No extension of time in which to file any such Tax Returns is in effect.

(z) *Taxes Paid.* The Company and each Subsidiary has paid in full and when due all Taxes required to be paid on or prior to the date hereof. All Taxes shown on all Tax Returns referred to in Section 3.1(y) or on any assessments or reassessments in respect of any such Tax Returns have been paid in full when due or will be paid in full if due between the date hereof and the Closing Date.

(aa) *Reassessments of Taxes.* No reassessments of the Company's Taxes or the Taxes of any Subsidiary have been issued and are outstanding and there are no outstanding issues which have been raised and communicated to the Company or any Subsidiary by any Governmental Authority for any fiscal period in respect of which a Tax Return of the Company or any Subsidiary has been audited. No Governmental Authority has challenged or disputed a filing position taken by the Company or any Subsidiary in any Tax Return. Neither the Company nor any Subsidiary is aware of any contingent liabilities for Taxes or any grounds for an assessment or reassessment of the Company or any Subsidiary. Neither the Company nor any Subsidiary has received any indication from any Governmental Authority that an assessment or reassessment of the Company or any Subsidiary is proposed in respect of any Taxes, regardless of its merits. Neither the Company nor any Subsidiary has executed or filed with any Governmental Authority any agreement or waiver extending the period for assessment, reassessment or collection of any Taxes.

(bb) *Assets Acquired from State Enterprises.* All assets acquired by the Company or its Subsidiaries from governments or government owned or controlled entities were acquired by and are being used in accordance with, Applicable Law and all procedures required under Applicable Law with respect to the acquisition of such assets were properly completed.

(cc) *No Material Adverse Change.* Since the date of the Financial Statements, there has been no Material Adverse Change and, to the knowledge of the Company, no event has occurred nor do any circumstances exist which could result in a Material Adverse Change.

(dd) *Absence of Certain Changes or Events.* Since the date of the Financial Statements, the Company and the Subsidiaries have carried on the Business in the Ordinary Course of Business, consistent with past practice.

(ee) *Full Disclosure.* None of the foregoing representations and warranties and no document furnished by or on behalf of the Company to the Buyer in connection with the negotiation of the transactions contemplated by this Agreement contains any untrue statement of a material fact or omits to state any material fact necessary to make any such statement or representation not misleading to a prospective purchaser of the Subscription Shares seeking full information as to the Company, the Subsidiaries, their respective properties and assets and the Business. There are no facts not disclosed in this Agreement which, if learned by the Buyer, might reasonably be expected to materially diminish the Buyer's evaluation of the value of the Subscription Shares or which, if learned by the Buyer, might reasonably be expected to deter the Buyer from completing the transactions contemplated by this Agreement on the terms of this Agreement.

3.2 **Representations and Warranties of the Buyer.** The Buyer represents and warrants to the Company as follows:

(a) *Incorporation and Corporate Power.* The Buyer is a corporation incorporated, organized and subsisting under the laws of the jurisdiction of its incorporation. The Buyer has the corporate power, authority and capacity to execute and deliver this Agreement and all other agreements and instruments to be executed by it as contemplated herein and to perform its obligations under this Agreement and under all such other agreements and instruments.

(b) *Authorization by Buyer.* The execution and delivery of this Agreement and all other agreements and instruments to be executed by it as contemplated herein and the completion of the transactions contemplated by this Agreement and all such other agreements and instruments have been duly authorized by all necessary corporate action on the part of the Buyer.

(c) *Accredited Investor.* The Buyer is an accredited investor, within the meaning of National Instrument 45-106, is resident in Alberta and is purchasing the Subscription Shares as principal.

(d) *Enforceability of Obligations.* This Agreement constitutes a valid and binding obligation of the Buyer enforceable against the Buyer in accordance with its terms.

3.3 **Commissions.** Each Party represents and warrants to the other Party that such other Party will not be liable for any brokerage commission, finder's fee or other similar payment in connection with the transactions contemplated by this Agreement because of any action taken by, or agreement or understanding reached by, that Party.

3.4 **No Waiver.** No investigations, inspections, surveys or tests made by or on behalf of the Buyer at any time shall affect, mitigate, waive, diminish the scope of or otherwise affect any representation or warranty made by the Company in or pursuant to this Agreement.

ARTICLE 4 – COVENANTS

4.1 **Board Composition**.

(a) After Closing, the Company shall facilitate the modification of the Board of Directors to include the addition of two nominees of the Buyer whether, at the Company's option, by increasing the number of board members or by replacing existing members of the Board of Directors. Thereafter, the Buyer shall be entitled to that number of nominees for directors which is proportional to its percentage shareholding of Common Shares, provided that, whenever the Buyer's percentage shareholding of Common Shares is greater than: i) 15%, it shall be entitled to not less than two nominees and ii) 5%, it shall be entitled to not less than one nominee. In addition, one nominee director of the Buyer will be a member of each committee of the Board of Directors. The Buyer, Executive Shareholder and Lead Investor each hereby agree that it will vote in favour of the Buyer's nominees for the Board of Directors as set out in the Company's proxy circular from time to time.

(b) The Parties consent to those directors of the Company appointed pursuant to Section 4.1(a) providing to the Buyer such information as they may be aware of, whether as directors or otherwise, with respect to the Company, its operations and the transactions contemplated by this Agreement and agree that neither any such director nor the Buyer shall have any liability to any Party with respect to such disclosure; provided that any such information is provided by such directors, and shall be used by the Buyer, only for the purposes of the Buyer's relationship with the Company and the Business or to assist the Buyer in its decisions relating to its ownership of the Common Shares, and further provided that any such disclosure shall be deemed to be made in the necessary course of business of the Company and shall not constitute general disclosure by the Company, and such directors and the Buyer comply with all Securities Laws and the disclosure

policies of the Company in respect of material information of the Company that has not been generally disclosed.

4.2 **Anti-Dilution**.

(a) If and when the Company proposes to issue any Additional Common Shares after the date hereof, each of the Buyer and the Executive Shareholder will be given 30 days prior written notice, subject to Section 4.2(d), of such transaction and shall be entitled to participate in any such offering, subject to any applicable Regulatory Approval, on the same terms, on a pro rata basis, such that the Buyer and the Executive Shareholder will be able to maintain its then current shareholding of Common Shares as a percentage of the Company's then outstanding Common Shares.

(b) If at the time of any proposed issuance of Additional Common Shares, the respective percentage shareholdings of the Buyer and Executive Shareholder are less than they are immediately after completion of the subscription contemplated by this Agreement, then each of them shall be entitled to acquire such number of Additional Common Shares, in addition to its pro rata right to acquire, such that its percentage holding of the outstanding Common Shares after completion of the issuance of all Additional Common Shares shall be equal to its percentage shareholding immediately after completion of the subscription contemplated by this Agreement.

(c) For the purposes hereof, "**Additional Common Shares**" means all Common Shares issued by the Company after the date hereof, other than Common Shares, or securities convertible or exchangeable into Common Shares, issued or issuable:

(A) pursuant to the exercise of warrants for 55,054 Common Shares (adjusted after the date hereof for any stock splits, consolidations, reclassifications or other reorganization) exercisable at $2.35;

(B) up to an aggregate of 3,500,000 Common Shares or options in respect thereof (adjusted after the date hereof for any stock splits, consolidations, reclassifications or other reorganization) issued to officers, directors or Employees of, or consultants to, the Company pursuant to any option plan or agreement or purchase plan or agreement or other stock incentive program or arrangement approved by the Board of Directors for Employees, officers, directors or consultants of the Company; and

(C) as a dividend or distribution on the Common Shares of the Company outstanding on the date hereof.

(d) If at any time or from time to time the Company intends to enter into an underwriting agreement to issue Additional Common Shares qualified for distribution pursuant to a prospectus filed and receipted in accordance with applicable Canadian Securities Laws or pursuant to a registration statement under the U.S. Securities Act of 1933, as amended, the Company shall give each of the Buyer and the Executive Shareholder at least two Business Days notice thereof, together with the terms and price at which the Company and the underwriters propose to sell such Additional Common Shares, and within two Business Days of receiving such notice, the Buyer and the Executive Shareholder, as the case may be, shall notify the Company of their respective intention to exercise their share purchase rights pursuant to Section 4.2(a), and if so exercised shall enter into an irrevocable share purchase agreement with the Company on terms no less favourable than those entered into between the Company and the underwriters of such distribution.

4.3 **Sale of Buyer's Common Shares**. The Company hereby covenants and agrees that if the Buyer chooses to sell all or a part of the Subscription Shares in such a way as to require the filing of a prospectus in Canada to qualify the distribution of such shares, the Company will cooperate to allow the sale by way of Canadian prospectus offering in accordance with applicable Securities Laws. The Buyer hereby covenants and agrees that any and all costs incurred in such an offering will be for the account of and at the expense of the Buyer.

4.4 **Buyer's Employees**. The Company and the Buyer agree that the Buyer shall have the right to second its employees and executives to positions with the Company in China, including positions on the Company's operating committee, on terms and conditions as the Company and the Buyer shall mutually agree, each acting reasonably.

4.5 **Holdco.** The Company hereby covenants that on or about the Closing Date:

(a) it will form a holding company (**"SCU Holdco"**) to be the holder, together with the Company, of a Technology and Know-How License Agreement for SCU (the **"New SCU License Agreement"**) between the Company, SCU Holdco and Affiliates of the Buyer, substantially in the form attached hereto as Schedule 4.5(a); and

(b) it will grant an option to Buyer to purchase half of the shares of SCU Holdco pursuant to an option and share purchase agreement substantially in the form attached hereto as Schedule 4.5(b).

4.6 **Restrictions on Sale.**

(a) For a period of five years from the Closing Date, the Executive Shareholder hereby covenants and agrees that he shall not dispose of more than 25% of his current holding of Common Shares without the prior written consent of the Buyer.

(b) For a period of two years from the Closing Date, the Lead Investor hereby covenants and agrees that he shall not dispose of more than 25% of his current holding of Common Shares without the prior written consent of the Buyer.

4.7 **Non-Competition.** The Executive Shareholder hereby covenants and agrees that he will not compete with either the Company or the Buyer during the lesser of (i) the period during which the Company and Buyer are both shareholders in SCU Holdco and (ii) two years after the later of the date that the Executive Shareholder ceases to hold the position of Chief Executive Officer of the Company and ceases to be a holder of at least 10% of the issued and outstanding Common Shares.

4.8 **Announcement of Transaction.** The Company and the Buyer each hereby covenant and agree that the transactions contemplated by this Agreement will be announced on a mutually agreeable date which date shall not be prior to the date of the announcement of the issue of Common Shares of the Company to PetroChina Ningxia Petrochemical Company referred to in Section 3.1(e)(ii).

ARTICLE 5 – CLOSING COVENANTS AND DELIVERIES

5.1 **Company Closing Covenants and Deliveries**. At Closing, the Company shall deliver or cause to be delivered to the Buyer the following, each in form and substance satisfactory to the Buyer and its counsel acting reasonably:

(a) An opinion from counsel to the Company addressed to the Buyer, and dated as of the Closing Date;

(b) A certificate of two senior officers of the Company to the effect that the representations and warrantees of the Company are correct and complete as of the Closing Date;

(c) Evidence that all corporate actions necessary to authorize and effectuate the consummation of the transactions contemplated by this Agreement by the Company have been duly taken by the Company;

(d) All agreements, documents and instruments incidental to the Company's performance of the transactions contemplated by this Agreement, and copies of all documents that the Buyer may reasonably have requested in connection with such transactions;

(e) A duly issued and executed share certificate representing the Subscription Shares, as fully paid and non assessable shares in the capital of the Company;

(f) The Regulatory Approvals contemplated by Sections 3.1(s) and (t);

(g) A certificate of status, compliance, good standing or like certificate with respect to the Company issued by appropriate government officials of its jurisdiction of incorporation.

5.2 **Buyer Closing Covenants and Deliveries**. At Closing, the Buyer shall deliver or cause to be delivered to the Company the following, each in form and substance satisfactory to the Company and its counsel acting reasonably:

(a) An opinion of counsel to the Buyer;

(b) A certificate of two senior officers of the Buyer to the effect that the representations and warrantees of the Buyer are correct and complete as of the Closing Date;

(c) Evidence that all corporate actions necessary to authorize and effectuate the consummation of the transactions contemplated by this Agreement by the Buyer have been duly taken by the Buyer;

(d) All agreements, documents and instruments incidental to the Buyer's performance of the transactions contemplated by this Agreement, and copies of all documents that the Company may reasonably have requested in connection with such transaction;

(e) A certificate of status, compliance, good standing or like certificate with respect to the Buyer issued by appropriate government officials of its jurisdictions of incorporation; and

(f) Payment of the Subscription Shares Purchase Price by certified cheque or same-day wire transfer.

POST-CLOSING COVENANTS

5.3 **Reports and Filings**. From time to time after Closing, at the Company's request and without further consideration, the Buyer will cooperate fully with the Company in the preparation of any reports and filings of the Company to the Securities Commissions and the TSX in connection with the transactions contemplated in this Agreement.

5.4 **Further Assurances**. From time to time after Closing, at the Buyer's reasonable request and without further consideration, the Company will, consistent with this Agreement execute and deliver such other and further instruments of conveyance, assignment and transfer, and take such other actions, as the Buyer may reasonably

request, for the effective conveyance, transfer and issuance of the Subscription Shares.

ARTICLE 6 – RIGHTS OF FIRST REFUSAL

6.1 **Buyer's Right of First Refusal.** For a period of five years from the Closing Date, the Executive Shareholder hereby grants the Buyer a right of first refusal to acquire Common Shares to be disposed of by the Executive Shareholder in either a single sale of Common Shares with proceeds in excess of $1.0 million or two or more sales in any 12 month period with proceeds in excess of $1.5 million.

6.2 **Executive Shareholder's Right of First Refusal.** For a period of five years from the Closing Date, the Buyer hereby grants the Executive Shareholder a right of first refusal to acquire Common Shares to be disposed of by the Buyer in either a single sale of Common Shares with proceeds in excess of $1.0 million or two or more sales in any 12 month period with proceeds in excess of $1.5 million.

6.3 The Buyer or the Executive Shareholder (hereinafter in this section 6.3 referred to as the "**Offeror**") who desires to sell all or any of its Common Shares shall give notice of such proposed sale (hereinafter in this section 6.3 referred to as the "**Notice**") to the Executive Shareholder in the case of the Buyer or to the Buyer in the case of the Executive Shareholder and shall set out in the Notice the number of its Common Shares that it desires to sell (hereinafter in this section 6.3 referred to as the "**Offered Shares**") and the terms upon which and the price (the "**Purchase Price**") at which it desires to sell the Offered Shares if the Offered Shares are to be sold other than through the facilities of a public marketplace (a "**Private Sale**") or that the Offered Shares are to be sold through the facilities of a public marketplace at the prevailing market price.

(a) Upon the Notice being given, the other party (hereinafter in this section 6.3 referred to as the "**Offeree**") shall have the right to purchase any or all of the Offered Shares for the Purchase Price.

(b) Within thirty (30) Business Days of having been given the Notice, if the Offeree desires to purchase the Offered Shares it shall give notice (the "**Shareholder Notice**") to the Offeror and to the Company.

(c) If the Offeree does not give notice in accordance with the provisions of subsection 6.3(b) that it is willing to purchase any or all of the Offered Shares, the rights of such Offeree, subject as hereinafter provided, to purchase the Offered Shares shall forthwith cease and the Offeror may sell the Offered Shares to any person within four (4) months after the expiry of the thirty (30) Business Day period or five (5) Business Day periods, as the case may be, specified in subsection 6.3(b), at the Purchase Price if sold through a Private Sale or at the prevailing market price if sold through a public marketplace.

ARTICLE 7 - STANDSTILL

7.1 **Buyer Standstill**. At any time after Closing, the Buyer shall not acquire any additional Common Shares such that its shareholding would at any time exceed 25% of the issued and outstanding Common Shares, except pursuant to a general offer made to all shareholders to acquire all of the outstanding Common Shares.

7.2 **Executive Shareholder Standstill.** At any time after Closing, the Executive Shareholder shall not acquire any additional Common Shares such that its shareholding would at any time exceed 25% of the issued and outstanding Common Shares, except pursuant to a general offer made to all shareholders to acquire all of the outstanding Common Shares.

7.3 **Lead Investor Standstill.** For a period of two years after Closing, the Lead Investor shall not acquire any additional Common Shares such that its shareholding would at any time exceed 5% of the issued and outstanding Common Shares.

ARTICLE 8 - SURVIVAL OF REPRESENTATIONS AND WARRANTIES

8.1 **Survival of Representations and Warranties**.

(a) All representations and warranties made by the Company to the Buyer as to any fact or condition existing on or before or at the Closing Date in this Agreement,

(i) with respect to the representations and warranties in Sections 3.1(d) and 3.1(q), shall survive indefinitely after Closing;

(ii) with respect to the representations and warranties in Sections 3.1(y), 3.1(z) and 3.1(aa), shall survive the Closing for a period of five (5) years after the Closing Date.

(iii) with respect to all other representations and warranties, shall survive the Closing for a period of 2 years after the Closing Date.

(b) All representations and warranties made by the Buyer to the Company as to any fact or condition existing on or before or at the Closing Date in this Agreement, in any Schedule, certificate or other document delivered pursuant hereto, shall survive the Closing for a period of two (2) years after the Closing Date.

(c) There shall be no termination of any representation or warranty pursuant to Section 8.1(a) or 8.1(b) only in respect of a specific claim where such claim has been asserted in writing prior to the termination of any such survival period.

(d) Any right to indemnification relating to a breach of representations, warranties and covenants for which there is recovery under Sections 9.1(a) or 9.1(b) or Sections 9.2(a) or 9.2(b) shall survive for the same period provided therefor in Section 8.1(a) or 8.1(b), respectively, as the case may be.

ARTICLE 9 - INDEMNIFICATION

9.1 **Indemnity by the Company**. Subject to Section 9.4, the Company covenants and agrees, to defend, indemnify and hold the Buyer, its directors, officers, employees, agents and their respective heirs, executors, personal representatives, successors and assigns harmless from and against all Claims, damages, losses, liabilities, costs, penalties, fines and expenses (including reasonable legal fees and disbursements and any other legal costs) (collectively, **"Losses"**) arising out of or resulting from:

(a) Any breach of, or failure to be true and correct, of the representations and warranties made by the Company in this Agreement or in any document, instrument or agreement executed and delivered to the Buyer by or on behalf of the Company pursuant to this Agreement;

(b) Any failure by the Company to carry out, perform, satisfy and discharge any of their respective covenants, agreements, undertakings, liabilities or obligations under this Agreement or under any document, instrument or agreement delivered by the Company pursuant to this Agreement; and

(c) Any determination by a Governmental Authority that all procedures required under Applicable Law with respect to the transfer of assets owned by governments or government owned or controlled entities were not complied with and any resulting restrictions on the Company or any Subsidiary's ability to use such assets in the conduct of its businesses.

9.2 **Indemnity by the Buyer**. The Buyer covenants and agrees to defend, indemnify and hold the Company, its directors, officers, Employees, agents and their respective heirs, executors, personal representatives, successors and assigns harmless from and against all Losses arising out of or resulting from:

(a) any breach of, or failure to be true and correct, of the representations and warranties made by the Buyer in this Agreement or in any document, instrument or agreement executed and delivered to the Company by or on behalf of the Buyer pursuant to this Agreement; and

(b) any failure by the Buyer to carry out, perform, satisfy and discharge any of its covenants, agreements, undertakings, liabilities or obligations under this Agreement or any document, instrument or agreement delivered by the Buyer pursuant to this Agreement.

9.3 **Indemnification Claims**.

(a) If a Person entitled to indemnification hereunder wishes to assert an indemnification claim hereunder, such Person shall deliver to the Indemnifying Party a written notice (a **"Claim Notice"**) setting forth:

(i) the matter giving rise to the claim for indemnification,

(ii) a description of all of the facts and circumstances giving rise to the claim, and

(iii) a description of, and a reasonable estimate of the total amount of, the monetary amounts actually incurred or expected to be incurred for which indemnification is sought.

The untimely delivery of a Claim Notice by the Indemnified Party to the Indemnifying Party shall relieve the Indemnifying Party of liability with respect to such claim only to the extent such Indemnifying Party has been materially prejudiced by lack of timely notice with respect to such claim.

(b) The Person(s) who deliver a Claim Notice are referred to herein as **"Indemnified Parties"** and the Person from whom indemnification may be sought pursuant to this Article 9 is referred to as an **"Indemnifying Party"**. Within twenty (20) days after receipt of any Claim Notice that is not a third party claim (a **"Third Party Claim"**) the Indemnifying Party will (i) acknowledge in writing its responsibility for all or part of such matter for which indemnification is sought under this Article 9, and will either (x) pay or otherwise satisfy the portion of such matter as to which responsibility is acknowledged, or (y) take such other action as is reasonably satisfactory to the Indemnified Party to provide reasonable security or other assurances for the performance of its obligations hereunder, and/or (ii) give written notice to the Indemnified Party of its intention to dispute or contest all or part of such responsibility. Upon delivery of such notice of intention to contest, the parties will negotiate in good faith to resolve as promptly as possible any dispute as to responsibility for, or the amount of, any such matter; provided that nothing herein shall prevent or preclude the Indemnified Party from taking such steps, pursuing such remedies or commencing such proceedings in connection with such matter in disputed claim.

(c) If a claim for indemnification is a Third Party Claim, the Indemnifying Party will have the right at its expense to assume the defence thereof using counsel reasonably acceptable to the Indemnified Party. The Indemnified Party shall have the right to participate, at its own expense, with respect to any such Third Party Claim. In connection with any such Third Party Claim, the parties shall cooperate with each other and provide each other with reasonable access to relevant books and records in their possession.

No such Third Party Claim shall be settled without the prior written consent of the Indemnified Party. If a firm written offer is made to settle any such Third Party Claim, which offer neither requires the payment of money nor an admission of culpability or responsibility by the Indemnified Party, and the Indemnifying Party proposes to accept such settlement and the Indemnified Party refuses to consent to such settlement, then: (i) the Indemnifying Party shall be excused from, and the Indemnified Party shall be solely responsible for, all further defence of such Third Party Claim; (ii) if the amount thereafter recovered from the Indemnified Party is greater than the amount of the proposed settlement then the maximum liability of the Indemnifying Party relating to such Third Party Claim shall be the amount of the proposed settlement and the Indemnified Party shall pay all legal and other professional fees, costs and expenses incurred after rejection of such settlement by the Indemnified Party and (iii) if the amount thereafter recovered from the Indemnified Party is less than the amount of the proposed settlement then the maximum liability of the Indemnifying Party relating to such Third Party Claim (including the payment by the Indemnifying Party of all legal and other professional fees, costs and expenses incurred after rejection of such settlement by the Indemnified Party) shall be the amount of the proposed settlement.

9.4 **Provisions Regarding Indemnities**. Each party's indemnification obligations under the provisions of Sections 9.1 and 9.2 is subject to the following limitations:

(a) The liability of the Company to the Buyer under this Article 9 and the liability of the Buyer to the Company under this Article 9 shall be limited in each case to an amount equal to the Subscription Shares Purchase Price, except for any amounts payable by the Company pursuant to Sections 9.1(a) or 9.1(b) to the extent that the breach of any such representation, warranty or covenant that was intentional or fraudulent, in which case, there shall be no limit on such liability under such Sections; and

(b) no Party shall be entitled to indemnification unless the total amount of indemnity owed to such Party in respect of all indemnity claims, equals or exceeds $250,000, in which event the Party entitled to indemnification shall be entitled to indemnification for all Losses, including the initial $250,000.

9.5 **Subrogation**. To the extent that the Indemnifying Party makes or is required to make any indemnification payment to any Indemnified Party, the Indemnifying Party shall be entitled to exercise, and shall be subrogated to, any rights and remedies (including rights of indemnity, rights of contribution and other rights of recovery) that the Indemnified Party or any Affiliates of the Indemnified Party may have against any other Person with respect to any damages, circumstances or matter to which such indemnification payment is directly or indirectly related.

The Indemnified Party shall permit the Indemnifying Party to use the name of the Indemnified Party and the names of the Affiliates of the Indemnified Party in any transaction or in any proceeding or other matter involving any of such rights or remedies; and the Indemnified Party shall take such actions as the Indemnifying Party may reasonably request for the purpose of enabling the Indemnifying Party, at its own expense, to perfect or exercise the Indemnifying Party's right of subrogation hereunder.

9.6 **Buyer's Remedies**. The Buyer may, but shall not be required to, in its complete discretion pursue any claim it has or may hereafter have under the Agreement against the Company.

9.7 **Exclusivity**. The right of any Person entitled to indemnification hereunder to assert indemnification claims and receive indemnification payments pursuant to this Article 9 shall be the sole and exclusive right and remedy exercisable by any Person or entity entitled to indemnification hereunder with respect to any breach by the other Party or Parties hereto of any representation, warranty or covenant.

ARTICLE 10 - MISCELLANEOUS

10.1 **Termination**. The rights under Article 5 and Article 7 of this Agreement will terminate immediately if (i) the Buyer ceases to hold at least 5% of the outstanding shares of the Company or (ii) the Buyer acquires greater than 25% of the outstanding shares of the Company in accordance with the provisions in Section 7.1.

10.2 **No Third-Party Beneficiaries**. Except pursuant to Sections 9.1 and 9.2, this Agreement shall not confer any rights or remedies upon any Person other than the parties and their respective heirs, executors, personal representatives, successors and permitted assigns, as applicable.

10.3 **Entire Agreement**. This Agreement (including the documents referred to herein) constitutes the entire agreement between the Parties and supersedes any prior understandings, agreements, or representations by or between the Parties, written or oral, to the extent they relate in any way to the subject matter hereof.

10.4 **Succession and Assignment**. This Agreement shall be binding upon and inure to the benefit of the parties named herein and their respective heirs, executors, personal representatives, successors and permitted assigns, as applicable. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties, such approval not to be unreasonably withheld; provided that no such assignment shall result in the assignor being relieved of any of its obligations hereunder; provided that the Buyer shall be permitted to, without the consent of the Company but on notice to it, assign this Agreement and its obligations hereunder to an Affiliate of the Buyer.

10.5 **Headings**. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

10.6 **Notices**. All notices, requests, demands, claims and other communications hereunder will be in writing. Any notice, request, demand, claim or other communication hereunder shall be deemed duly given if it is sent by personal delivery (on the next Business Day) or facsimile (on the same Business Day if transmitted prior to 4:30 p.m. (Toronto time) or the next Business Day if transmitted thereafter) and addressed to the intended recipient as set forth below:

If to the Buyer:

2089259 Ontario Ltd.
c/o Agrium Inc.
13131 Lake Fraser Drive S.E.
Calgary, AB T2J 7E8
Canada
Facsimile: (403) 225-7609
Attention: General Counsel

with a copy to:

Blake, Cassels & Graydon LLP
855 - 2nd Street S.W.
Suite 3500, Bankers Hall East Tower
Calgary, AB T2P 4J8
Canada
Facsimile: (403) 260-9700
Attention: Pat Finnerty

If to the Company:

Hanfeng Evergreen Inc.
8 King Street East
Suite 838
Toronto, ON M5C 1B5
Canada
Facsimile: 416-849-0075
Attention: President

with a copy to:

Blake, Cassels & Graydon LLP
199 Bay Street
Suite 2800, Commerce Court West
Toronto, ON M5L 1A9
Canada
Facsimile: (416) 863-2653
Attention: Ross McKee

If to the Executive Shareholder:	Xinduo Yu c/o Hanfeng Evergreen Inc. 8 King Street East Suite 838 Toronto, ON M5C 1B5 Canada Facsimile: 416-849-0075 Attention: Xinduo Yu
with a copy to:	Blake, Cassels & Graydon LLP 199 Bay Street Suite 2800, Commerce Court West Toronto, ON M5L 1A9 Canada Facsimile: (416) 863-2653 Attention: Ross McKee
If to the Lead Investor:	Oakwest Corporation Limited 20 Eglinton Avenue West Suite 1902 Toronto, ON M4R 1K8 Canada Facsimile: (416) 932-6301 Attention: Robert Beutel

Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, fax, ordinary mail, or electronic mail), but no such notice, request, demand, claim or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

10.7 **Governing Law**. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

10.8 **Amendments and Waivers**. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the Parties hereto. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

10.9 **Severability**. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

10.10 **Expense**. The Buyer will bear its own costs and expenses (including fees and expenses of legal, accounting and business advisors) incurred in connection with this Agreement and the transactions contemplated hereby and, for greater certainty, the Company shall not be responsible for any such fees or expenses.

10.11 **Construction**. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favouring or disfavouring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any Canadian federal, provincial, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Any reference in this Agreement to gender includes all genders and words importing the singular only shall include the plural and vice versa. The word "**including**" shall mean including without limitation.

10.12 **Incorporation of Schedules**. The Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

10.13 **Time of Essence**. Time shall be of the essence of this Agreement.

10.14 **Counterparts and Facsimile Execution**. This Agreement may be executed in any number of counterparts, and/or by facsimile or e-mail transmission of Adobe Acrobat files, each of which shall constitute an original and all of which, taken together, shall constitute one and the same instrument. Any Party executing this Agreement by fax or Adobe Acrobat file shall, forthwith following a request by any other Party hereto, provide an originally executed counterpart of this Agreement provided, however, that any failure to so provide shall not constitute a breach of this Agreement except to the extent that such electronic execution is not otherwise permitted under the *Electronic Commerce Act, 2000* (Ontario).

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

HANFENG EVERGREEN INC.

By: "Xinduo Yu"
Name: Xinduo Yu
Title: President and CEO

By: "Lei Li"
Name: Lei Li
Title: Executive Vice President

I/we have the authority to bind the corporation

2089259 ONTARIO LTD.

By: "Bruce Waterman"
Name: Bruce Waterman

By: "Andrew Mittag"
Name: Andrew Mittag

I/we have the authority to bind the corporation

	)
	)
"Wang Po"	) "Xinduo Yu"
Witness	) **XINDUO YU**

OAKWEST CORPORATION LIMITED

By: "Robert Beutel"
Name: Robert Beutel
Title: President

I/we have the authority to bind the corporation

SCHEDULES

Schedule A – Subsidiaries
Schedule 3.1(o) – Title to and Sufficiency of Assets
Schedule 4.5(a) – New SCU License
Schedule 4.5(b) – Option and Share Purchase Agreement

Schedule A –Subsidiaries

1. Hanfeng Slow-Release Fertilizer (Shanghai) Co., Ltd. (China)
2. Hanfeng Slow-Release Fertilizer (Jiangsu) Co., Ltd. (China)
3. Hanfeng Slow-Release Fertilizer (Heilongjiang) Co., Ltd. (China)
4. Jiaxing Hanfeng Slow-Release Fertilizer Co., Ltd. (China)
5. Dalian Hanfeng Eco-technologies Co., Ltd. (China)
6. Nigeria Hanfeng Ltd. (Nigeria)

[*Remainder of Schedules omitted*]

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Hanfeng Evergreen Inc.
8 King Street East
Suite 838
Toronto, Ontario M5C 1B5

Item 2 Date of Material Change

April 1, 2007

Item 3 News Release

A news release was issued on April 2, 2007 by Canada News Wire.

Item 4 Summary of Material Change

Hanfeng Evergreen Inc. ("Hanfeng") has entered into separate agreements with Agrium Advanced Technologies ("Agrium"), a business segment of Agrium Inc., and PetroChina Ningxia Petrochemical Company ("PetroChina"), a division of PetroChina Petrochemical Company.

Hanfeng's agreement with Agrium forms the basis of an alliance in which the two companies will work cooperatively to further develop their businesses in new markets through joint development strategies, product selection, product research and development, field trials, and production and distribution. In connection with this alliance, Agrium will acquire approximately 19.9 percent of Hanfeng's outstanding shares.

Hanfeng's agreement with PetroChina will form the basis for a joint venture to construct facilities that would utilize urea produced by PetroChina and Hanfeng's proprietary technology to produce sulphur-coated urea. In connection with this joint venture, PetroChina will acquire approximately 1.6 percent of Hanfeng's outstanding shares.

These treasury issues will provide Hanfeng in aggregate with approximately $80.6 million of new equity capital.

Item 5 Full Description of Material Change

Hanfeng Evergreen Inc. ("Hanfeng") has entered into separate agreements with Agrium Advanced Technologies ("Agrium"), a business segment of Agrium Inc., and PetroChina Ningxia Petrochemical Company ("PetroChina"), a division of PetroChina Petrochemical Company, to further expand its fertilizer business in the domestic market in China and into international markets, including North America.

Agrium

Hanfeng has entered into a memorandum of understanding with Agrium in which they agreed to work cooperatively to develop and enhance their product offerings to both companies' customers.

Hanfeng has agreed to issue from treasury to a wholly-owned subsidiary of Agrium Inc. (which is also referred to as "Agrium" for purposes of this report) 11,959,000 common shares of Hanfeng at a cash subscription price of $6.22 per share, totaling approximately $74.4 million. Agrium's ownership will represent approximately 19.6 percent of the outstanding shares of the Company after giving effect to both issues. This ownership will be approximately equal to that of Mr. Xinduo Yu, Hanfeng's largest shareholder and CEO.

Pursuant to the terms of the subscription agreement:

- two nominees of Agrium will join Hanfeng's board of directors and Agrium will be entitled to maintain board representation proportionate to its ownership;

- if Hanfeng issues shares in the future, with certain exceptions, Agrium will have the right to subscribe to maintain its proportionate interest in Hanfeng;

- each of Agrium and Mr. Yu have granted the other a right of first refusal if either wishes to sell their Hanfeng shares in any significant quantity over the next five years;

- each of Agrium and Mr. Yu have also agreed to a provision preventing either of them from acquiring more than 25 percent of the outstanding shares of Hanfeng, except pursuant to an offer for all shares;

- Oakwest Corporation Limited ("Oakwest"), a company of which Robert Beutel, Hanfeng's Chairman, is a principal, which currently owns approximately 2.3 percent of Hanfeng, has also agreed to a provision not to increase its ownership beyond 5 percent for the next two years; and

- each of Mr. Yu and Oakwest have agreed not to dispose of more than 25 percent of their shares without Agrium's consent, for five years in Mr. Yu's case and two years in Oakwest's case.

Agrium and Hanfeng have an existing exclusive licensing agreement in place regarding production technologies for sulphur-coated urea (SCU). In connection with this new alliance, the Board of Directors of Hanfeng has approved amendments to that SCU agreement. Hanfeng will establish a new wholly–owned subsidiary ("Holdco") which will hold the rights to the SCU agreement. The purpose of the Holdco will be to explore new SCU projects and joint venture opportunities in China. Hanfeng has granted to Agrium an option to acquire 50 percent of Holdco. The option may be exercised by Agrium at any time between six and 24 months after closing.

PetroChina

Hanfeng has agreed to enter into a joint venture agreement with PetroChina. Through their joint venture, the companies intend to construct facilities that would utilize urea produced by PetroChina and Hanfeng's proprietary technology to produce SCU.

Hanfeng has agreed to issue from treasury to PetroChina 1,000,000 common shares of Hanfeng at a cash subscription price of $6.22 per share, totaling approximately $6.2 million. PetroChina's ownership will represent approximately 1.6 percent of the outstanding shares of Hanfeng, after giving effect to both issues.

Proceeds from the two share issuances will be utilized by Hanfeng to fund additional fertilizer production facilities, to reduce debt, and to fund expansions at the Company's Heilongjiang and Jiangsu facilities. Hanfeng is currently in the process of completing feasibility studies.

Forward-looking Statements

This report contains forward-looking statements based on current expectations. These forward-looking statements entail various risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Readers are cautioned not to place undue reliance on forward-looking statements. Hanfeng assumes no obligation to update the forward-looking statements. Risks and uncertainties about Hanfeng's business are more fully discussed in its disclosure materials, including its annual information form and MD&A, filed with the securities regulatory authorities in Canada, available at www.sedar.com.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Madeline Yu
Chief Financial Officer
(416) 368-8588

Item 9 Date of Report

April 11, 2007

EARLY WARNING REPORT
UNDER PART 3 OF NATIONAL INSTRUMENT 62-103

The following information is filed pursuant to the provisions of applicable securities legislation:

1. **Name and Address of the Offeror:**

   Agrium Inc.
   13131 Lake Fraser Drive SE
   Calgary, Alberta T2J 7E8

2. **The designation and number or principal amount of securities and the Offeror's securityholding percentage in the class of securities of which the Offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:**

   2089259 Ontario Ltd. ("**Agrium Sub**"), a wholly-owned subsidiary of Agrium Inc., has agreed to subscribe for 11,959,000 common shares (the "**Common Shares**") of Hanfeng Evergreen Inc. ("**Hanfeng**").

3. **The designation and number or principal amount of securities and the Offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the news release:**

   After giving effect to the subscription of the Common Shares, the shareholdings of Agrium Sub are 11,959,000 common shares of Hanfeng representing approximately 19.6% of the issued and outstanding common shares of Hanfeng.

4. **The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:**

   (a) **the Offeror, either alone or together with any joint actors, has ownership and control:**

   See Items 2 and 3. Agrium Inc. has control over the Common Shares subscribed for by Agrium Sub.

   (b) **the Offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the Offeror or any joint actor:**

   See Items 2 and 3. Agrium Inc. has control over the Common Shares subscribed for by Agrium Sub.

(c) **the Offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:**

Not applicable.

5. **The name of the market in which the transaction or occurrence giving rise to the report took place:**

Not applicable. Agrium Sub has agreed to acquire the Common Shares from treasury of Hanfeng pursuant to the terms of a subscription agreement.

6. **The purposes of the Offeror and joint actors in effecting the transaction or occurrence giving rise to the report, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:**

Agrium Inc., through Agrium Sub, has agreed to acquire the Common Shares for strategic purposes in order to expand its slow and controlled release fertilizer business into China. Agrium Inc. may in the future take such actions in respect of its shareholdings in Hanfeng as it may deem appropriate in light of the circumstances then existing including the purchase of additional shares or other securities of Hanfeng through open market purchases or privately negotiated transactions, or the sale of all or a portion of its holdings in the open market or in privately negotiated transactions to one or more purchasers.

7. **The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the Issuer entered into by the Offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:**

If Hanfeng issues shares in the future, Agrium Sub will have the right to subscribe to maintain its proportionate interest in Hanfeng. Each of Agrium Sub and Mr. Xinduo Yu ("**Mr. Yu**"), Hanfeng's largest shareholder and Chief Executive Officer, have granted the other a right of first refusal if either wishes to sell their Hanfeng shares in any significant quantity over the next five years. Each of Agrium Sub and Mr. Yu have also agreed to a provision preventing either of them from acquiring more than 25% of the outstanding shares of Hanfeng, except pursuant to an offer for all shares. Oakwest Corporation Limited ("**Oakwest**"), a company of which Robert Beutel, Hanfeng's Chairman, is a principal which currently owns approximately 2.3% of all issued and outstanding common shares of Hanfeng, has also agreed to a provision not to increase its ownership beyond 5% for the next two years. Each of Mr. Yu and Oakwest have agreed to not dispose of more than 25% of their shares without Agrium Sub's consent, for five years in Mr. Yu's case and two years in Oakwest's case.

Two nominees of Agrium Sub will join Hanfeng's board of directors and Agrium Sub will be entitled to maintain board representation proportionate to its ownership. Mr. Yu and Oakwest have agreed to vote in favour of Agrium Sub's nominees.

8. **The names of any joint actors in connection with the disclosure required by this Report:**

   Agrium Sub is a wholly-owned subsidiary of Agrium Inc.

9. **In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the Offeror:**

   Agrium Sub has agreed to subscribe for 11,959,000 common shares of Hanfeng, purchased for cash at CDN$6.22 per share, representing an aggregate subscription amount of CDN$74,384,980.

10. **If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements of Part 4 in respect of the reporting issuer's securities.**

    Not applicable.

Dated this 3rd day of April, 2007.

AGRIUM INC.

(signed) "Andrew K. Mittag"
Name: Andrew K. Mittag
Title: Senior Vice President,
Corporate Development and
Strategy

Hanfeng

Hanfeng Evergreen Inc.
www.hanfengevergreen.com

TSX Symbol: HF

HANFENG ENTERS INTO STRATEGIC PARTNERSHIPS WITH AGRIUM AND PETROCHINA

- **Agrium to acquire 19.6% of Hanfeng**
- **PetroChina to acquire 1.6% of Hanfeng**
- **Raises $80.6 million from treasury issues**

Toronto, ON, April 2, 2007 – Hanfeng Evergreen Inc. ("Hanfeng" or the "Company"), a leading provider of slow and controlled release fertilizers in China, announced today that it has entered into separate agreements with Agrium Advanced Technologies ("Agrium AT"), a business segment of Agrium Inc., and with PetroChina Ningxia Petrochemical Company ("PetroChina"), a division of PetroChina Petrochemical Company, to further expand its slow and controlled release fertilizer business in the domestic market in China and into international markets, including North America.

Agrium

Hanfeng and Agrium AT have agreed to work cooperatively to develop and enhance their product offerings to both companies' customers.

Agrium AT has agreed to subscribe for 11,959,000 common shares of Hanfeng, purchased for cash at $6.22 per share, representing an investment of approximately $74.4 million in Hanfeng. Agrium AT's ownership will represent approximately 19.6 percent of the outstanding shares of the Company after giving effect to these transactions. This ownership will be approximately equal to that of Mr. Xinduo Yu, Hanfeng's largest shareholder and CEO.

Two nominees of Agrium AT will join Hanfeng's board of directors and Agrium AT will be entitled to maintain board representation proportionate to its ownership.

If Hanfeng issues shares in the future, Agrium AT will have the right to subscribe to maintain its proportionate interest in the Company. Each of Agrium AT and Mr. Yu have granted the other a right of first refusal if either wishes to sell their Hanfeng shares in any significant quantity over the next five years. Each of Agrium AT and Mr. Yu have also agreed to a provision preventing either of them from acquiring more than 25 percent of the outstanding shares of Hanfeng, except pursuant to an offer for all shares. Oakwest Corporation Limited ("Oakwest"), a company of which Robert Beutel, Hanfeng's Chairman, is a principal which currently owns approximately 2.3 percent of Hanfeng, has also agreed to a provision not to increase its ownership beyond 5 percent for the next two years. Each of Mr. Yu and Oakwest have agreed not to dispose of more than 25 percent of their shares without Agrium AT's consent, for five years in Mr. Yu's case and two years in Oakwest's case.

"Agrium recognizes both the enormous potential of the China market and Hanfeng's operational and technical expertise," stated Michael Wilson, the President and CEO of Agrium Inc. "In partnering with

them, we feel that both companies are now in a very strong position to enhance product offerings in our respective markets."

Agrium AT and Hanfeng have an existing exclusive licensing agreement in place regarding production technologies for sulphur-coated urea ("SCU"). In connection with this new alliance, that SCU agreement has been amended. Hanfeng will establish a new wholly-owned subsidiary ("Holdco") which will hold the rights to the SCU agreement. The purpose of Holdco will be to explore new SCU projects and joint venture opportunities in China. Hanfeng has granted Agrium AT an option to acquire 50 percent of Holdco. The option may be exercised by Agrium AT at any time between six and 24 months after closing.

PetroChina

Hanfeng has agreed to enter into a joint venture with PetroChina, that combines Hanfeng's technical expertise in slow and controlled fertilizers and its proven ability to construct and profitably operate production facilities with China's largest urea producer. Through their joint venture, the companies intend to construct facilities that would utilize urea produced by PetroChina and Hanfeng's proprietary technology to produce SCU.

PetroChina will purchase 1 million common shares of Hanfeng at a price of $6.22 per share, representing an investment of approximately $6.2 million in Hanfeng and approximately 1.6 percent of the outstanding shares, after giving effect to both issues.

"Hanfeng has made significant technological advances in both the formulation and production of slow and controlled release fertilizers and has an established track record of successfully constructing and operating state-of-the-art plants," stated a Senior Director for PetroChina Chemical Products. "Their SCU technology has set the industry standard in China and we expect significant demand for the product as it provides an efficient and effective alternative to conventional fertilizers. In constructing plants on our existing infrastructure, the joint venture can reduce costs and accelerate our time to market. We look forward to growing our relationship with Hanfeng."

Proceeds from the two share issuances will be utilized by Hanfeng to fund additional fertilizer production facilities, to reduce debt, and to fund expansions at the Company's Heilongjiang and Jiangsu facilities. Hanfeng is currently in the process of completing feasibility studies.

"Our growth to date is the result of the focused execution of a business strategy aimed at establishing Hanfeng as an effective operator and producer, and a leader in developing, advancing and commercializing slow and controlled release fertilizers," said Mr. Xinduo Yu, President and CEO of Hanfeng Evergreen Inc. "In allying ourselves with globally recognized companies like Agrium and PetroChina, we further solidify our leading position and accelerate our low-cost growth in the two largest fertilizer markets in the world."

Hanfeng Evergreen Inc. will hold a conference call on Monday, April 2, 2007 at 10:30 am ET. Madeline Yu, CFO, and Robert Beutel, Chairman of the Board, will host the call.

Date: Monday, April 2, 2007
Time: 10:30 am ET
Dial in Number: 1-888-280-8349 or 416-695-5261
Taped Replay: 1-888-509-0081 or 416-695-5275
Taped Replay Pass Code: 642593 (available until April 9, 2007)
Live Webcast Link: http://events.onlinebroadcasting.com/hanfeng/040207/index.php

About Agrium

Agrium Inc. is a leading global producer and marketer of agricultural nutrients, industrial products, and specialty fertilizers, and a major retail supplier of agricultural products and services in both North and South America. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium's strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.

About PetroChina

PetroChina Ningxia Petrochemical Company is a division of PetroChina Petrochemical Company. PetroChina is an integrated energy and chemical company and one of the largest companies in China in terms of sales. It is engaged in a broad range of petroleum and natural gas related activities, including: the exploration, development, production and sales of crude oil and natural gas; the refining, transportation, storage and marketing of crude oil and petroleum products; the production and sales of basic petrochemical products, derivative chemical products and other chemical products; and the transmission of natural gas, crude oil and refined products, and the sales of natural gas.

About Hanfeng

Hanfeng is a leading provider of slow and controlled release fertilizes to blenders, the agriculture market and the urban greening market. Hanfeng was the first to introduce the concept of slow and controlled release fertilizers into China's agriculture market with its establishment of the first commercial scale slow-release fertilizer production in China. All production facilities are located in prime agricultural regions of China. The Company is headquartered in Toronto, Ontario and its shares trade on the Toronto Stock Exchange.

This press release contains forward-looking statements based on current expectations. These forward-looking statements entail various risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Risks and uncertainties about Hanfeng's business are more fully discussed in the Company's disclosure materials, including its annual information form and MD&A, filed with the securities regulatory authorities in Canada, available at www.sedar.com

- 30 –

For more information, please contact:
Madeline Haiying Yu, CA
Hanfeng Evergreen Inc.
Chief Financial Officer
Email: info@hanfengevergreen.com
Phone: (416) 368-8588

Kevin O'Connor
Genoa Management Ltd.
Investor Relations
Email: koconnor@genoa.ca
Phone: (416) 962-3300

Form 52-109F1 - Certification of Annual Filings

I, Xinduo Yu, the Chief Executive Officer of Hanfeng Evergreen Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Hanfeng Evergreen Inc. for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

(c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 28, 2007

" Signed"

Name: Xinduo Yu
Title: Chief Executive Officer

Form 52-109F1 - Certification of Annual Filings

I, Madeline Haiying Yu, the Chief Financial Officer of Hanfeng Evergreen Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Hanfeng Evergreen Inc. for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

(c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 28, 2007

"Signed"

Name: Madeline Haiying Yu
Title: Chief Financial Officer

HANFENG EVERGREEN INC.

Annual Information Form

dated

March 28, 2007

TABLE OF CONTENTS

Page

I. CORPORATE STRUCTURE 1
- A. Name, Address and Incorporation 1
- B. Intercorporate Relationships 2

II. BUSINESS OF THE COMPANY 3
- A. Company Overview 3
- B. Markets, Products and Services 6

III. RISK FACTORS 10

IV. GENERAL DESCRIPTION OF CAPITAL STRUCTURE 16

V. DIVIDENDS 17

VI. MARKET FOR SECURITIES 17

VII. DIRECTORS AND OFFICERS 18

VIII. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS 19

IX. TRANSFER AGENT AND REGISTRAR 19

X. EXPERTS 19

XI. AUDIT COMMITTEE 19

XII. ADDITIONAL INFORMATION 21

Unless otherwise indicated or the context otherwise requires, references to the "Company" in this Annual Information Form refer to Hanfeng Evergreen Inc., while references to "Hanfeng", "we", "us" and "our" refer to the Company together with its subsidiaries. Unless otherwise stated, information is presented as at December 31, 2006.

Unless otherwise indicated, all references to "$" or "dollars" in this Annual Information Form refer to the Canadian dollar. The exchange rate used herein for conversion of Chinese Renminbi ("RMB") to Canadian dollars is 6.7RMB = $1.00 as of December 31, 2006.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Information Form, to the extent not based on historical events, are forward-looking statements based on certain assumptions and reflect the Company's current expectations. Forward-looking statements include, without limitation, statements evaluating market and general economic conditions in the preceding sections, and statements regarding growth strategy and future-oriented project revenue, costs and expenditures. Actual results could differ materially from those projected and should not be relied upon as a prediction of future events. A variety of inherent risks, uncertainties and factors, many of which are beyond Hanfeng's control, affect the operations, performance and results of Hanfeng and its business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. Some of these risks, uncertainties and factors include those disclosed herein under "Risk Factors", including the impact or unanticipated impact of: current, pending and proposed legislative or regulatory developments in the jurisdictions where Hanfeng operates, in particular in China; change in tax laws; political conditions and developments; intensifying competition from established competitors and new entrants in the greening industry; technological change; currency value fluctuation and changes in foreign exchange restrictions; changes in Chinese government support or restrictions on foreign investment; general economic conditions worldwide, as well as in China; Hanfeng's success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. See "Risk Factors". The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made. Readers are cautioned not to put undue reliance on forward-looking statements.

I. CORPORATE STRUCTURE

A. NAME, ADDRESS AND INCORPORATION

Hanfeng Evergreen Inc. (the "Company") was formed by Articles of Amalgamation dated June 1, 2003 under the laws of the Province of Ontario on the amalgamation of McVicar Minerals Ltd. ("McVicar Minerals") and Hanfeng Evergreen Inc. ("Old Hanfeng").

The Company's registered and head office is located at 8 King Street East, Suite 838, Toronto, Ontario, Canada, M5C 1B5.

Old Hanfeng was formed by Articles of Incorporation dated October 22, 2002 under the laws of the Province of Ontario. McVicar Minerals was formed by Articles of Incorporation dated December 6, 1996 under the laws of Canada under the name 3324869 Canada Ltd. Pursuant to Articles of Amendment dated February 14, 1997, 3324869 Canada Ltd. changed its name to McVicar Minerals Ltd. McVicar Minerals continued its articles under the laws of the Province of Ontario pursuant to Articles of Continuance dated May 21, 2003.

B. INTERCORPORATE RELATIONSHIPS

The following diagram sets out the current corporate structure of Hanfeng as at the date of this report:


Hanfeng Evergreen Inc.
(Ontario)
31.67%
100%
100%
100%
100%
51%
Hanfeng Slow-Release Fertilizer (Jiangsu) Co., Ltd. (China)
Hanfeng Slow-Release Fertilizer (Heilongjiang) Co., Ltd. (China)
Jiaxing Hanfeng Slow-Release Fertilizer Co., Ltd. (China)
Dalian Hanfeng Eco-technologies Co., Ltd. (China)
Hanfeng Evergreen Nigeria Ltd. (Nigeria)
Hanfeng Slow-Release Fertilizer (Shanghai) Co., Ltd. (China)
68.33%

A brief description of each subsidiary is provided below:

- **Hanfeng Slow-Release Fertilizer (Shanghai) Co., Ltd.** – fertilizer research and development ("R&D") centre and sales centre. The slow-release blending plant formerly located on the Shanghai site was modified and relocated. As a result, overall blending capacity was expanded to two sites, one in Jiangsu in the fourth quarter of 2006 and another in Heilongjiang in the first quarter of 2007. In January 2006, Hanfeng purchased the 5% minority interest, and this entity became a whole-owned subsidiary of Hanfeng thereafter.

- **Hanfeng Slow-Release Fertilizer (Jiangsu) Co., Ltd.** – Acquired property in 2004 to build the first SCU (sulphur coated urea) plant in China in Jiangsu province. Currently operates three fertilizer plants on the same site: a SCU slow-release fertilizer plant, a NPK (nitrogen, phosphate, and potassium) prill tower fertilizer plant, and a slow-release fertilizer blending plant which was resulted from the modification, relocation and expansion of Shanghai blending facility.

- **Hanfeng Slow-Release Fertilizer (Heilongjiang) Co., Ltd.** – Established in 2005 and acquired a NPK fertilizer plant in Heilongjiang province, along with administrative and warehouse buildings, land use rights, and proprietary slow-release technology. Currently operates the NPK plant, a blending facility and commissions a NPK Prill Tower fertilizer plant which is expected to be operational in the second quarter 2007.

- **Jiaxing Hanfeng Slow-Release Fertilizer Co., Ltd.** – Established in 2004 as a potential site for a fertilizer plant in Jiangsu province.

- **Dalian Hanfeng Eco-technologies Co., Ltd.** – Originally carried on Hanfeng's landscaping and nursery businesses. The nursery business was sold in January 2006 after the sale of related assets and inventories, and the landscaping business was discontinued in May 2006.

- **Hanfeng Evergreen Nigeria Limited** – Established in December 2006 to facilitate Hanfeng's transaction with the Nigerian government for fertilizer importation to the country.

II. BUSINESS OF THE COMPANY

A. COMPANY OVERVIEW

1. Description

Hanfeng is a leading provider of slow and controlled release fertilizers to blenders (who blends slow-release fertilizers with conventional fertilizers), the agriculture market and the urban greening market in China. Hanfeng was the first to introduce low-cost slow and controlled release fertilizers into China's agriculture market with its establishment of the first commercial scale slow-release fertilizer production in China. All production facilities are located in prime agricultural regions of China. The Company is headquartered in Toronto, Ontario and its shares are listed and trade on the Toronto Stock Exchange. Hanfeng has over 600 full-time employees led by an experienced management team based in both China and Canada.

After ten years of building a successful landscape and nursery business in China, Hanfeng transitioned in 2006 to focus solely on being a producer of slow and controlled release fertilizer. The slow and controlled release fertilizer business in China has greater requirements for capital, technology, management expertise, and China market expertise which are all core competencies of Hanfeng. The Company believes that it can provide a superior return on investment as a slow and controlled release fertilizer producer. Accordingly, Hanfeng sold its nursery business and assets in January 2006 and discontinued its landscaping business in May 2006 to focus on the expansion of its fertilizer business, compared with its three business lines in 2005: slow and controlled release fertilizers, nursery and landscaping.

Hanfeng's rapid, profitable growth has been the result of a focused strategy capitalizing on its first-mover advantage in the slow and controlled release fertilizer industry. The first step in this strategy was to establish low-cost production facilities in two prime agricultural areas of China in order to build regional advantages. The Company chose the East China Region (Jiangsu, Shandong, Anhui, Zhejiang and Fujian provinces and Shanghai), and the Northeast China region (Heilongjiang, Jilin, Liaoning provinces and Inner Mongolia Autonomous Region) which account for approximately 1/3 of China's total fertilizer consumption (estimated at 51 million tonnes per year). Concurrent with the establishment of its production facilities, Hanfeng has focused its resources on strengthening its numerous competitive advantages including:

- leveraging the benefits of its Shanghai-based R&D center, the first non-government R&D facility in China, to develop, license and commercialize proprietary technology;

- building on its strong relationships with suppliers, distributors, customers & all levels of government;

- maintaining its leading brand position for high-quality fertilizers through distributor support and customer service; and;

- continued access to the local labour market, where Hanfeng has hired and trained over 600 employees that have market knowledge, operating and technical expertise.

In the northeast region, also known as China's "corn-belt", Hanfeng has 2 plants and is currently expanding its annual productive capacity from 100,000 tonnes to 300,000 tonnes. Construction of the plant expansions is well ahead of schedule and commissioning is expected to begin in March 2007. Hanfeng expects the expanded facilities to be fully operational within the second quarter of 2007. Hanfeng has also commissioned a 50,000 tonne per annum blending facility at Heilongjiang, which has the ability to blend Hanfeng's products with other conventional fertilizers. As a result, the total annual production design capacity for the combined facilities in this region is now 350,000 tonnes.

In the east region, the Company has 3 plants with a total of 250,000 tonnes of annual production capacity, which includes 200,000 tonnes of finished goods and 50,000 tonnes of blending capacity.

Hanfeng is evaluating plans to add up to 100,000 tonnes of annual production capacity to each of these sites. Several slow-release fertilizer technologies, which have been developed by Hanfeng's R&D team or acquired by the Company, are currently being evaluated.

Both regions feature strong sales teams that work together with the Company's R&D group to service the over 200 accredited distributors and government agents who sell Hanfeng's fertilizer products. In early February 2007, Hanfeng further enhanced the distribution network for its products and its brand recognition when it entered into an agreement to supply fertilizer to the largest state owned farm in China. Nine distribution subsidiaries controlled by this company will help promote Hanfeng's fertilizer not only to its own farms, but also to external farms as they are mandated to promote fertilizer efficiency by the central government.

All of Hanfeng's production facilities, and its R&D center, which is located in Shanghai, are solely owned by the Company.

Hanfeng has invested its cash earnings, and additional financing through both debt and equity to fund its growth in the slow and controlled release fertilizer business. Since Hanfeng became public in mid-2003, its assets have grown from less than $27 million at the end of 2003 to $108 million by the end of 2006. Of the total $108 million assets at the end of 2006, approximately $12 million was related to construction in progress of the Heilongjiang fertilizer plant expansion which is expected to become revenue producing in the latter half of 2007. Hanfeng's fertilizer production-design capacity has grown from 20,000 tonnes per annum in 2005 to 600,000 tonnes per annum by mid-2007, including a 100,000 tonnes per annum blending capability to blend Hanfeng's own slow and release fertilizers with other conventional fertilizers.

2. History

Hanfeng commenced operations through Dalian Hanfeng in 1996 by importing North American grass seeds and lawn care equipment to China. Hanfeng initially focused on customers in Dalian, where the municipal government was implementing a greening program to transform the city into a commercial centre with a western-style green urban landscape.

After establishing itself as the leading grass seed supplier in the city, Hanfeng began to build its own landscaping business. In addition to providing landscaping services, Hanfeng began supplying a broader range of greening products to third parties. In connection with its fertilizer imports, Hanfeng secured exclusive China and/or Asia Pacific Rim distribution rights for fertilizer products from several leading

North American suppliers including Nu-Gro Corporation ("Nu-Gro", now an Agrium Inc. company) and Davey Tree Expert Company.

In an effort to reduce costs and enhance its product offering, Hanfeng began to transform itself from an importer to a manufacturer of greening products. As part of this strategy, in 2001 Hanfeng constructed its first nursery in Dalian, and later in other locations, to supply trees for its landscaping projects and for sales to third parties. In mid-2005, Hanfeng opened an Eco-Nursery in Dalian that was used to centralize Hanfeng's nursery R&D efforts and provide training programs for employees and customers. The nursery business was subsequently sold in January 2006, and the landscaping business was discontinued in May 2006.

After importing and marketing slow and controlled release fertilizers to support its previous business, Hanfeng opened its first fertilizer plant in April 2004 in Shanghai. The opening of the slow-release fertilizer blending plant reduced Hanfeng's costs, allowing it to expand slow and controlled release fertilizer sales from $500,000 in 2003 to $11.5 million in 2005. Hanfeng also opened the Shanghai Slow-Release Fertilizer Research and Development Center at the same site in Shanghai, with a mandate to support sales and develop specialty fertilizer technologies and products.

In March 2006, Hanfeng opened a SCU slow-release fertilizer plant with a design capacity of 100,000 tonnes per annum, in Jiangsu province. Hanfeng's SCU fertilizer has achieved a positive reception by China's government, fertilizer industry and farmers. The SCU plant is based on the exclusive (for China) Technology and Know-how License Agreement that Hanfeng entered into with Nu-Gro in November 2004.

In the third quarter of 2006, Hanfeng commenced production from a 100,000 tonnes per annum design capacity NPK Prill Tower plant on the same site as the SCU plant in Jiangsu province.

In January 2006, Hanfeng announced the buy-back of the 5% minority interest in its Shanghai subsidiary. This buy-back of the 5% minority interest from the Shanghai government elicited an additional two years (2006 and 2007) of full tax exemption for the Shanghai slow-release blending plant. During the third quarter of 2006, the slow-release blending plant was moved to Hanfeng's Jiangsu site, where it was expanded to a design capacity of 50,000 tonnes per annum. It recommenced production during the fourth quarter of 2006.

Also in January 2006, Hanfeng announced it had agreed to acquire from a state-owned enterprise a 100,000 tonnes per annum design capacity premium NPK plant on 26 acres of land in Heilongjiang province. The acquisition was funded by the disposition of the nursery business and cash on hand. This acquisition also included proprietary urease inhibitor and urea formaldehyde (UF) technology under patent protection.

In March 2006, Hanfeng signed a Letter of Intent for a program of field trials and marketing of its SCU fertilizer in China's main rice growing regions with the China National Hybrid Rice R&D Center, led by Dr. Yuan Longping, the "Father of Hybrid Rice". Dr. Yuan is widely recognized as a leader in the field of hybrid rice cultivation, and is credited with saving the lives of millions of people in China since the 1970's due to the increased rice crop yields from his research. Dr. Yuan has been mandated by the government of China to increase rice crop yield to 13.5 tons per hectare by 2010. The preliminary results from the field trials with Dr. Yuan indicate that Hanfeng's SCU fertilizer produced increased rice crop yields, along with higher resistance to disease and pests, all while using approximately one third less fertilizer.

In June 2006, Hanfeng announced the commencement of the construction of a 200,000 tonnes per annum design capacity NPK Prill Tower plant on the same site as the NPK plant located in Heilongjiang province. This plant is currently being commissioned (ahead of construction schedule) and expected to be operational in the second quarter of 2007.

Hanfeng has continued to be very active hosting and attending national and international conferences and symposiums on issues related to slow-release fertilizer and the environment. In 2005 Hanfeng co-hosted the 10th Annual National Conference of Development & Applied Technologies of Specialty Fertilizers with the China Chemical Industry Association Fertilizer Committee (CCIAFC), the most important chemical fertilizer industry association in China. Hanfeng also became a founding member of the China Slow-Release Fertilizer Association in 2005, to assist in setting national industry standards for slow-release fertilizers in China. In 2006, Hanfeng joined the China Nitrogen Fertilizer Industry Association as a member of the Standing Committee alongside major China industry players like Sinochem Corp., CNOOC Ltd., and PetroChina Co. Ltd. Hanfeng held their 6th annual International Symposium on Eco-Industry & Sustainable Development in Ghent, Belgium in 2006, which was attended by a number of fertilizer industry experts from the European Union.

B. MARKETS, PRODUCTS AND SERVICES

Before successfully transitioning its business in 2005-2006 focus to slow and controlled release fertilizers, Hanfeng operated two other business segments: nursery and landscaping, which were discontinued in January and May 2006 respectively. The slow and controlled release fertilizer business, prior to the end of April 2004, was limited to the import of slow-release fertilizers from North America for distribution in China. In late April 2004, Hanfeng commenced production of its own slow and controlled release fertilizers in China. Hanfeng's fertilizer production-design capacity increased from 20,000 tonnes per annum in 2005 to an expected 600,000 tonnes per annum by mid-2007, including a 100,000 blending capability to blend Hanfeng's own slow and release fertilizers with other conventional fertilizers.

1. Slow and Controlled Released Fertilizers

Overview

In 2006, Hanfeng successfully completed the sale of its nursery and landscaping business in order to focus solely on the expansion of its slow and controlled release fertilizer business.

Slow and controlled release fertilizers are soluble fertilizers that release nutrients to plants over time, in contrast to water soluble conventional fertilizers which typically result in a large amount of the nutrient being lost to leaching and evaporation. With water soluble fertilizers, plants receive less than optimal nutrition, with a peak level of nutrients available at the time of application and decreasing amounts over the growth cycle.

The main advantages of slow and controlled release fertilizers are improved efficiency (fewer applications and less fertilizer required) and improved crop yields and quality (as the fertilizer is released when nutrients are required over time). In addition, slow and controlled release fertilizers result in reduced environmental damage from leaching of nutrients into water and gas emissions relative to conventional fertilizers. Because of continuing environmental concerns about nitrate pollution of ground and surface water caused by leaching and runoff of nitrogen fertilizers, the controlled release rates and non-leaching properties of slow and controlled release fertilizers are important environmental considerations. The main disadvantage of slow and controlled release fertilizers is their higher cost, as compared to conventional fertilizers.

While China is the world's largest consumer and producer of conventional fertilizers, its slow and controlled release fertilizer industry is still at an early stage of development. China's domestic fertilizer industry is fragmented with numerous small regional producers, many operating out-dated and inefficient equipment. There has been very little domestic production of slow and controlled release fertilizers and slow-release NPK fertilizers due to the higher cost and necessary technology to develop and produce effective, cost efficient products. Imported slow and controlled release is too expensive to penetrate the China market to any significant extent. Hanfeng was the first to introduce the concept of low-cost slow and controlled release fertilizer into China's agriculture industry with the establishment of the first commercial scale slow-release fertilizer production in the country. To maintain its leading technological position, Hanfeng's Shanghai-based research and development and engineering teams have filed several patents in China.

Hanfeng has identified two key markets for its fertilizer business in China: the agriculture market and the urban greening market. The agricultural market accounts for more than 90% of the fertilizer consumption and the urban greening market is a smaller high-margin niche. The urban greening sector includes city green spaces (such as city parks and landscaping around commercial buildings and residential developments) and recreational venues (such as golf courses and sports fields). The agricultural sector includes high-value cash crops (such as vegetables and fruits) and field crops (such as rice and corn).

Hanfeng focuses on combining its proprietary technology with single nutrient fertilizers (SCU) and compound fertilizers (NPK) to produce low-cost, slow and controlled release products. Hanfeng has the exclusive right to produce a high concentration urea-based compound fertilizer by tower granulation, which will target primarily the agriculture market. This fertilizer is of premium quality because of its uniform round shape and high concentration of nitrogen. Unlike fertilizer blended from separate materials, each compound granule contains a fixed ratio of nitrogen (N), phosphate (P) and potash (K), facilitating uniform application of all of the key nutrients. In addition, Hanfeng's compound NPK granules can achieve a nitrogen content of up to 57% in a 2:1:1 NPK ratio, a level previously unattained in a compound granule. Hanfeng can make slow release singular nutrient (such as SCU) and multiple nutrients (such as slow-release NPK). In December 2006, Hanfeng successfully commercialized its proprietary Urea Formaldehyde and Methylene Urea technologies with the tower granulation method to produce slow-release NPK.

Market for Slow and Controlled Release Fertilizers

Slow and controlled release fertilizers address growing market needs in the world's largest market for fertilizers. Increased demand for slow and controlled release fertilizers in China is being driven by macro-economic factors (such as increased energy demand and food consumption), environmental concerns, the urban greening movement and the need to modernize the agricultural sector. Due to the importance of the agricultural and fertilizer sector to the Chinese economy and social structure, there is strong government support for the increased use of slow and controlled release fertilizers, backed up by agriculture related tax reforms starting in 2004, and policies being implemented under the 11th Five Year Plan.

Demand for slow and controlled release fertilizers is increasing, as the Chinese government continues to increase its efforts to improve the domestic agricultural industry. In the 11th Five Year Plan, the government mandated a more scientific approach to fertilization that emphasizes efficiency, enhanced crop yields, reduced pollution, and conservation of natural resources such as natural gas, coal, and oil, which are utilized in the production of conventional fertilizers. Efficiency and enhanced crop yields are a significant focus as China has the largest annual agricultural output in the world, but only 7 percent of the arable land.

Hanfeng's slow and controlled release fertilizers address significant issues faced by the agriculture industry in China today. With a situation of small inefficient farms, low quality fertilizers, and low mechanization, China's agricultural industry is modernizing on a regional basis through consolidation and introduction of new technology and products. Hanfeng combines both slow-release technology and high nutrient NPK benefits into low-cost, high efficiency products that increase the crop yield, reduce the labour cost and environmental damage by controlling the amount of nutrient released into the soil.

As the Chinese middle-class and retired population have increasing disposable income, a consumer market for more green spaces, sporting venues, golf courses, home plants and gardens is emerging. Hanfeng expects the consumer market for slow and controlled release compound fertilizer in China to be a niche market, but given the size of China's population this niche could be significant.

Internationally, Hanfeng's low-cost, high quality products are extremely competitive in the consumer and urban greening market. The Company is examining various strategies for extending its brand into these higher margin markets. Approximately 6 percent of the 2007 pre-sales were dedicated to international sales. As production increases, the Company intends to dedicate a larger portion of its available capacity to this sector.

Competitive Conditions

While most fertilizer plants in China are small plants producing an average of 20,000 tonnes or less per annum, there has been a trend towards larger more efficient fertilizer production in China as the largely state owned industry is consolidating and a number of Sino-foreign joint ventures are in operation. While some of these plants produce NPK fertilizers, Hanfeng believes there is not any significant production of slow and controlled release fertilizers in China.

A number of international producers of slow and controlled release fertilizers have distributors in China, but have relatively low volumes due to the high prices of imported products in China, as a result of high production and transportation costs. Hanfeng believes that its strongest potential competitors are large well capitalized foreign producers of slow and controlled release fertilizers that could build production in China.

Distribution Methods

Hanfeng sells its products through a sales team of over 70 professionals that support over 200 accredited distributors. The Company has adopted a strategy of supporting and servicing its distributors instead of competing with them. The alliance benefits Hanfeng as it reduces the cost of sales by utilizing the distributors infrastructure and networks. In addition to the multiple local distributors, Hanfeng has been successful in forming alliances with larger distributors, like the Heilongjiang Agriculture Company ("HAC"). HAC is the largest state-owned agricultural company and one of the most technically advanced operators in China. It has access to significant, well-established distribution networks, and supplies its own land and promotes fertilizer efficiency to other farms.

Hanfeng is also investigating opportunities for growth through alliances with domestic producers of conventional fertilizer, where Hanfeng could potentially blend its slow and controlled release technology with their products. As China has made the agricultural sector a top priority, companies that supply the agricultural sector are encouraged by the government to support the use of more efficient, effective, and environmentally friendly fertilizers. Numerous synergies exist through an alliance strategy, including an immediate product upgrade for the conventional producer. For Hanfeng the alliance could provide a lower cost alternative to grow capacity.

Intangible Properties

In order to maintain its competitive edge, Hanfeng established China's first non-government R&D facility in April 2004, Shanghai, China's gateway to highly trained human resources and advanced technology. Staffed by some of China's leading fertilizer researchers and technicians, the R&D centre focuses on developing and patenting new technologies and improving existing technologies to provide value to the China market at a low cost of production, including exclusive China licenses for SCU & slow-release homogenous NPK fertilizers, as well as providing technical support and services to Hanfeng customers and distributors by conducting training programs, field trials and working with some national and local scientific institutions, such as China National Hybrid Rice R&D Center. Hanfeng R&D center also work with major fertilizer companies and national policy making bodies to set fertilizer industry standards for slow and controlled release fertilizers.

In November 2004, Hanfeng signed an Exclusive Technology and Know-how License Agreement with Nu-Gro (the "SCU License Agreement") covering China. The SCU License Agreement enabled Hanfeng to construct and operate its SCU plant in Jiangyan, Jiangsu province, China. Under the SCU License Agreement, Hanfeng is permitted to sell SCU products on a non-exclusive basis in China, as well as other parts of Asia.

Hanfeng acquired an exclusive 10-year right to technology in March 2005 for the production of high-concentration urea-based compound fertilizer by tower granulation. This technology and related know-how was acquired from Shanghai Keyi Fertilizer Engineering Technology Center, a division of the Shanghai Research Institute of Chemical Industry, a Shanghai government entity. The technology was used for the construction of Hanfeng's 100,000 tonnes per annum design capacity NPK plant in Jiangsu province.

In March 2005, Hanfeng filed a patent in China for biodegradable resin-coated slow-release fertilizer technology developed at Hanfeng's R&D centre. The patent covers proprietary coating materials as well as a process to produce resin-coated slow-release fertilizer products. The biodegradable properties of Hanfeng's proprietary resin materials will enable Hanfeng to offer slow-release fertilizer with better environmental qualities than existing resin-coated and polymer-coated products. Hanfeng is considering the options to build a pilot plant in China. Hanfeng may add production capacity for resin-coated products based on the results from this pilot plant.

The acquisition of the NPK plant in Heilongjiang province also included the acquisition of proprietary urease inhibitor slow-release technology and UF (urea formaldehyde) technology, both under China patent protection, which can add slow-release qualities to NPK products.

In December 2006, Hanfeng successfully commercialized its proprietary UF and MU technologies with the tower granulation method to produce slow-release NPK.

2. Hanfeng's Landscape Design & Construction Business

This line of business was discontinued in May 2006.

3. Nursery Products

This line of business was discontinued at the end of 2005. In January 2006, Hanfeng's Eco-nursery and remaining nursery inventories were disposed of. Hanfeng did not continue with the nursery business after the sale of these assets.

III. RISK FACTORS

There are a number of risk factors that could materially affect the business of Hanfeng, which include but are not limited to the risk factors set out below.

A. RISK ASSOCIATED WITH CHINA

Hanfeng's subsidiaries (the "Subsidiaries") carry on their business in China and Hanfeng derives all of its profit from the activities of the Subsidiaries. As such, Hanfeng's results of operations, financial position and prospects are subject to a significant degree to economic, political, social and legal developments in China.

The Chinese economy differs from the economies of most developed countries in a number of respects, including:

- its structure;
- the level of government involvement;
- the level of development;
- the control of foreign exchange; and
- the allocation of resources.

Before its adoption of reform and open door policies beginning in 1978, China was primarily a planned economy. Since that time the Chinese government has been reforming the economic system. Nonetheless, government policies relating to currency conversion, taxation, import restrictions and the trading of imported goods, among others, continue to have a significant impact on the overall economy, as does the presence of the government as a market participant as well as the market regulator. Many of the policy changes initiated since 1978 are unprecedented in China and experimental in nature, and are frequently refined and readjusted. Political and social factors may also lead to further refinements and readjustments. Any changes (i) in Chinese political, economic or social conditions; or (ii) to the current laws and regulations or their interpretation may adversely affect Hanfeng's profitability and prospects.

The Chinese government introduced macro-economic control measures in 2004 in order to try and control the rate of economic growth. Certain measures were put in place to restrict bank lending. There is no assurance that any of the macro-economic control measures already implemented and any that may be implemented in the future will not have an effect, whether direct or indirect, on the operations of Hanfeng. Such macro-economic control measures may have a general adverse impact on the Chinese economy that would, in turn, likely have an adverse impact on Hanfeng.

The following risk factors are risks unique to China that investors should be aware of.

1. Repatriation of Profit and Currency Conversion

Hanfeng earns all of its revenue in RMB. Under current regulations, there is no restriction on foreign exchange conversion on the current account, although any foreign exchange transaction on the capital account is subject to prior approval from the State Administration of Industry and Commerce ("SAFE"). However, even on the current account the RMB is not a freely convertible currency. The Subsidiaries may pay dividends to the Company or pay outstanding current account obligations in foreign exchange but must present the proper documentation to a designated foreign exchange bank in order to do so. There can be no assurance that the availability of foreign currency will be sufficient for the Subsidiaries to pay dividends to the Company or to satisfy their other foreign currency obligations. There is also no guarantee

that foreign exchange control policies will not be changed so as to require government approval to convert RMB into foreign currency on the current account. In addition, failure to obtain approval from SAFE for currency conversion on the capital account may impact on Hanfeng's capital expenditure plans and its ability to expand in accordance with its wishes and objectives.

2. Shareholder's Rights and Enforcement of Judgments

As Chinese legal entities, the Subsidiaries are subject to Chinese company law and regulations. Company law in general and, in particular, provisions for the protection of shareholder's rights and access to information are less developed than those applicable to companies in other countries. Substantially all of Hanfeng's assets, through the Subsidiaries, are located in China. China does not have a treaty with Canada providing for the reciprocal recognition and enforcement of judgments of courts and as such, recognition and enforcement in China of judgments of a Canadian court in relation to any matter not subject to a binding arbitration provision may be difficult or impossible. Although the rights of minority shareholders in the Company would be protected in Canada, judgments rendered against the Company and/or the Subsidiaries would likely not be enforceable in China.

3. Legal System

The PRC legal system is based on written statutes that are often incomplete or drafted ambiguously. Prior court decisions may be cited for reference, but have limited precedential value. There are a limited number of written decisions of the courts available in any event. The body of corporate law that has been developed in China is relatively new. Because of these factors, interpretation and enforcement of these laws involves uncertainties. In addition, many judges in the PRC take a pragmatic view of the law and seek to resolve problems without necessarily enforcing the legal rights of aggrieved parties.

4. Protection of Intellectual Property Rights

Intellectual property rights in China are still developing, and there are uncertainties involved in their protection and the enforcement of such protection. Hanfeng will need to pay special attention to protecting its intellectual property and trade secrets. Failure to do so could lead to the loss of a competitive advantage that could not be compensated by a damages award.

5. Permits and Business Licenses

The Subsidiaries hold various permits, business licences and approvals authorizing their operations and activities, which are subject to periodic review and reassessment by the Chinese authorities. Standards of compliance necessary to pass such reviews change from time to time and differ from jurisdiction to jurisdiction, leading to a degree of uncertainty. If renewals, or new permits, business licenses or approvals required in connection with existing or new facilities or activities, are not granted or are delayed, or if existing permits, business licenses or approvals are revoked or substantially modified, Hanfeng will suffer a material adverse effect. If new standards are applied to renewals or new applications, it could prove costly to Hanfeng to meet any new level of compliance.

6. Appropriation

The Subsidiaries have purchased certain land use rights in China. Under Chinese law, land use rights can be revoked and the tenants forced to vacate at any time when re-development of the land is in the public interest. The public interest rationale is interpreted quite broadly and the process of land appropriation may be less than transparent.

B. TAX PRACTICES

Hanfeng pays income taxes based on a combination of local and federal tax incentives. There can be no guarantee that this favourable tax treatment will continue following the applicable exemption periods, or at all. There has been discussion about removing the tax incentives currently offered to foreign invested enterprises since wholly domestically owned companies do not receive such incentives. In the event that such tax incentives are removed, there is no guarantee that foreign invested enterprises currently taking advantage of the incentives would be grandfathered. An increase in the tax rate to which the Subsidiaries are subject will reduce the net profitability of Hanfeng.

Under current Chinese laws, any dividends Hanfeng may receive from the Subsidiaries are not subject to Chinese tax. There can be no assurance that these dividends would continue not to be subject to tax in the future.

The government of China is currently considering a tax reform, potentially to reduce the overall statutory income rate and have a unified rate for both foreign companies (such as Hanfeng) and private Chinese companies. On March 16, 2007, the proposal was approved by the People's Congress of China. It is possible under the new law, some of the incentives Hanfeng receives will be phased out after a 5 year period.

C. FOREIGN EXCHANGE RISK

As Hanfeng reports financial results in Canadian dollars but earns its revenue in RMB, growth rates reported in Hanfeng's financial statements may be negatively impacted by an increase in the Canadian dollar relative to the RMB.

Although Hanfeng earns all of its revenue in RMB, some purchases are made in US and Canadian dollars. On July 21, 2005, the Chinese government announced the revaluation of RMB, increasing its value by approximately 2.1 % against the U.S. dollar and moving the peg from the U.S. dollar to a basket of currencies. Such a change is believed to be generally positive for Hanfeng since all revenues are earned in RMB and most of its assets are held in RMB. There might be more changes in exchange rates in the future, which may have a negative impact on Hanfeng. International sales made in USD dollars are subject to fluctuation of foreign exchange rate between USD and RMB.

D. RISKS ASSOCIATED WITH EXPANSION

The success of Hanfeng's expansion strategy will depend on a number of factors. There can be no assurance that Hanfeng will be able to achieve planned growth. There can be no assurance that Hanfeng's expansion strategy will be successful, that modifications to its strategy will not be required or that Hanfeng will be able to effectively market and/or manage and enhance profitability. Hanfeng may experience periods of rapid growth including increased staffing levels. Such growth could place a significant strain on its management, operational, financial and other resources. Hanfeng's ability to manage its growth effectively will require it to develop its management information systems capabilities and improve its operational and financial systems. Moreover, Hanfeng will need to train, motivate and manage its employees and attract senior managers and technical professionals. Any failure to expand these areas and implement and improve such systems, procedures and controls in an efficient manner at a pace consistent with Hanfeng's business could have a material adverse effect on Hanfeng's business, financial condition and results of operations.

Hanfeng has targeted the slow and controlled release fertilizer market in China as a new focus for its business. There can be no assurance that this market will develop and, given Hanfeng's limited

experience and operating history in this market, that Hanfeng's investment and efforts in this market will be successful. Failure to succeed in the slow and controlled release fertilizer market in China may adversely affect Hanfeng's future business, financial condition and operating results.

E. FUTURE CAPITAL REQUIREMENTS/CHINESE MONETARY POLICY

Hanfeng's future capital requirements will depend upon many factors, including the expansion of its sales and marketing efforts and the status of competition, if any. There can be no assurance that any additional financing will be available to Hanfeng on acceptable terms, or at all. Lending may be obtained from Canadian banks, Chinese banks or other debt markets.

The Company has loans outstanding, including revolving credit facilities subject to annual renewal. There is no assurance that the Company's business will generate sufficient cash flow from operations in the future to service its debt and make necessary capital expenditures, in which case the Company may seek additional financing, dispose of certain assets or seek to refinance some or all of its debt. There is no assurance that renewal of the revolving line of credit or obtaining additional financing, refinancing or asset disposals could be effected, if at all, on satisfactory terms. This could materially adversely affect the Company's financial position.

Although Chinese banks are in the midst of reform, the basis on which they can lend money is not transparent and they do not often lend money to foreign invested enterprises. Obtaining financing from a Chinese bank will, to a certain extent, involve leveraging personal relationships. There is no guarantee that Hanfeng will have the right relationships if and when it requires further financing. Recently the Chinese government has articulated the need to try and control the rate of economic growth in China and has set out stricter lending policies. This too could affect Hanfeng's ability to obtain future bank financing.

If additional funds are raised by issuing equity securities, further dilution to the existing stockholders may result. If adequate funds are not available, Hanfeng may be required to delay, scale back or eliminate its programs. Accordingly, the inability to obtain such financing could have a material adverse effect on Hanfeng's business, financial condition and results of operations.

F. DEPENDENCE ON KEY PERSONNEL

Due to the specialized and sophisticated nature of Hanfeng's business, it is highly dependent on the continued service of, and on its ability to attract and retain, qualified technical, marketing and managerial personnel, particularly highly skilled fertilizer and equipment engineers and technicians involved in the development of new products and processes and test technicians involved in the quality of existing products. This is a particular concern in China for a number of reasons. First, intellectual property rights are not as well protected or highly valued in China as in other countries, and it is not uncommon for employees to take trade secrets and confidential information with them to new employers. This could have a devastating impact on Hanfeng's competitiveness. Second, when senior managers quit or are terminated, it is not uncommon for the employees they supervised to leave with them, taking significant institutional knowledge. Finally, with the growth of China's economy has come new-found mobility for employees such that many employees switch jobs on a regular basis. Hanfeng will need to provide incentives to retain its key personnel and such incentives could decrease profit.

G. COMPETITION

Hanfeng expects to encounter competition from other entities having a business objective similar to its own. Many of these entities are well established and have extensive experience in connection with identifying and effecting business acquisitions directly or through affiliates. Many of these competitors

possess greater financial, technical, personnel and other resources than Hanfeng and there can be no assurance that Hanfeng will have the ability to compete successfully. Competitors may introduce technological innovation in Hanfeng's business, resulting in increased competitive pressures. Hanfeng's financial resources will be relatively limited when contrasted with those of many of their competitors. Although Hanfeng's projections assume that the industry will generate competition, there can be no assurances on how any level of competition may impact the future revenues of Hanfeng. China can be a fiercely competitive market and small price differentials between otherwise competitive goods and services can make an enormous difference to the consumer.

H. ENVIRONMENTAL REGULATION

Hanfeng's operations are subject to various environmental laws which regulate matters such as health, safety, treatment of waste and land use. Failure to comply with applicable laws, regulations and licensing requirements may result in enforcement actions thereunder. Penalties could include suspension or revocation of necessary licenses or permits, civil liability or the imposition of fines. The cost of compliance, remediation or liability could materially affect future operating results. Furthermore, the operational or financial impact of new or amended laws or regulations cannot be predicted and could have a material adverse impact on Hanfeng's financial condition and operating results.

I. OPERATING PLANT RISK

Hanfeng's manufacturing plants are in the early stages of development and use, and have short operating histories. There is a risk that Hanfeng's manufacturing plants may not be profitable or successful. There can be no assurance that the production lines at Hanfeng's plant under construction will commence commercial operation on schedule or at all, or that Hanfeng's existing fertilizer plants will operate at planned operating capacity. There are many risks associated with operating facilities, including the ability to secure raw materials and components, utility prices, the failure or substandard performance of equipment, hiring and maintaining a productive and reliable workforce, labour disputes, natural disasters, suspension of operations and compliance with existing and new governmental statutes, regulations and policies. The occurrence of material operational problems, including but not limited to the events described above, could have a material adverse effect on Hanfeng's business, financial condition and results of operations.

J. INSURANCE

Hanfeng maintains property and casualty insurance on certain of its assets and directors and officers' liability insurance. However, not all risks are covered by insurance, and no assurance can be given that insurance will be consistently available or will be consistently available on an economically feasible basis. Hanfeng may also elect not to be insured against certain liabilities due to high premium costs or for other reasons. Furthermore, although Hanfeng maintains insurance against such claims and in such amounts it considers adequate, there can be no assurance that such insurance policies will be sufficient to cover each and every claim or loss involving Hanfeng. In the event Hanfeng was to suffer an uninsured loss, its business, financial condition and results of operations could be materially adversely affected.

K. SHARE PRICE VOLATILITY

The market price of the Common Shares is likely to be highly volatile and may be significantly affected by factors such as actual or anticipated fluctuations in Hanfeng's operating results, announcements of technological innovations, changes in estimates or analysis by securities analysts, new contracts by Hanfeng, its competitors or their customers, government regulatory action, general market conditions and other factors.

L. MATERIALS AND PRODUCT PRICE VOLATILITY

Various commodity raw materials are used in the products manufactured by Hanfeng. Commodity prices are subject to volatile price changes resulting from a variety of factors including international economic trends, global and regional demand, interest rates and global and regional consumption patterns. Accordingly, Hanfeng is exposed to market risk from fluctuating market prices of certain commodity raw materials. There is also a risk that market prices of other inputs required for Hanfeng's business, such as electricity and natural gas, may fluctuate, exposing Hanfeng to market risk. In addition, if temporary shortages due to disruptions in supply caused by weather, transportation, production delays or other factors require Hanfeng to secure its raw materials or other inputs from other sources than its current supplier, there can be no assurance that Hanfeng will be able to do so on terms as favourable as its current terms or at all.

Hanfeng's financial performance is also linked to the selling prices of its products. Historically, prices for fertilizer products have been volatile. The price at which Hanfeng sells its slow and controlled release fertilizer products and other products could fall or fluctuate unpredictably in the event of changes in industry supply and demand conditions. Hanfeng is not able to predict future market conditions and selling prices of its products with any certainty. Any price volatility in raw materials, other inputs, or in Hanfeng products may have a material adverse effect on Hanfeng's business results of operations, cash flow and its ability to satisfy its debt obligations and capital expenditure requirements. There is a potential risk that the Chinese government may impose price controls on Hanfeng's products, which could have a material adverse effect on Hanfeng's results of operations.

M. RELIANCE ON THE CHINESE MARKET

Currently most of Hanfeng's products and services are sold in China, and it is anticipated that this will continue to be the case. Any events resulting in an adverse impact on the Chinese economy will have an adverse effect on Hanfeng's profitability and prospects unless it is able to divert its sales to markets outside China.

N. FAILURE OF BUSINESS PLAN

While management of Hanfeng has developed a business plan, there can be no assurance that this plan will succeed in whole or in part.

It is also possible that if the Chinese economy stops growing at the rate it has been, government programs for urban greening might be cancelled or scaled back. If this were to happen, a significant source of Hanfeng's revenue would be lost.

O. KEY RELATIONSHIPS

To date, the success of Hanfeng has been, in part, dependent on personal and corporate relationships with government officials. The alteration or termination of these relationships could have an impact on the future success of Hanfeng.

P. WEATHER CONDITIONS AND NATURAL DISASTERS

Weather conditions affect the demand for Hanfeng's products and the availability of raw materials and other inputs. For example, weather conditions such as floods, drought or frost can cause crop failures which in turn affect the demand for fertilizer. The occurrence of any such event may adversely affect Hanfeng's business, financial condition and results of operations.

Q. INTEREST RISK

Hanfeng is exposed to interest risk arising from its bank loans. Unfavourable changes in the applicable interest rate may result in an increase in interest expense.

R. MARKETING AND DISTRIBUTION EXPERTISE AND DEPENDENCE ON THIRD PARTIES

Achieving market success will require substantial marketing efforts and the expenditure of significant funds to inform potential customers, including third party distributors, of the distinctive characteristics and benefits of Hanfeng's products and services. Hanfeng's long-term success may also depend, to a significant extent, on its ability to expand its present internal marketing organization. Hanfeng will, among other things, have to attract and retain experienced marketing and sales personnel. No assurance can be given that Hanfeng will be able to attract and retain qualified or experienced marketing and sales personnel or that any efforts undertaken by such personnel will be successful.

S. CONTROL BY MANAGEMENT

Management currently has significant aggregate stock ownership and has effective control, with the ability to perpetuate their status as officers and directors and therefore conduct the business and affairs of Hanfeng. While the rights of minority shareholders would be protected in Canada, judgments rendered against the Company and/or the Subsidiaries would likely not be enforceable in China.

T. SEASONALITY

Hanfeng is exposed to some seasonality risk due to factors including, but not limited to, the nature of its products, weather conditions, and the buying patterns of major customers. These potential seasonality factors should also be considered together with the growth of the business. While some factors are not within its control, Hanfeng can mitigate the risk by negotiating purchasing times with major customers and establishing a sales network across the country to cover different regions and weather conditions.

U. CREDIT RISKS

To the extent that customers delay, reduce or cancel orders or are unable or refuse to pay for products and services purchased from Hanfeng in a timely fashion or at all, Hanfeng's business, financial condition and results of operations could be adversely affected.

IV. GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of the Company consists of an unlimited number of Common Shares and an unlimited number of preference shares issuable in series. As at December 31, 2006, there were 48,137,853 Common Shares outstanding, unexercised options to purchase 825,000 Common Shares, outstanding warrants to purchase 55,054 Common Shares and no preference shares issued and outstanding. Note 9 to the Company's annual consolidated financial statements as at December 31, 2006 is hereby incorporated by reference.

A. COMMON SHARES

The holders of Common Shares are entitled to one vote per share at meetings of the shareholders of the Company, and to receive dividends if, as and when declared by the Board of Directors of the Company. Holders of Common Shares will participate, *pro rata*, to their holding of Common Shares, in any distribution of the assets of the Company upon its liquidation, dissolution or winding-up.

B. PREFERENCE SHARES

The preference shares may be issued from time to time in one or more series. The Board of Directors of the Company shall fix before issue the number of, the consideration per share of, the designation of, and the provisions attaching to, the shares of each series. The preference shares of each series rank on a parity with the preference shares of every other series and are entitled to preference over the Common Shares and any other shares ranking junior to the preference shares with respect to the payment of dividends and distribution of assets in the event of liquidation, dissolution or winding up of the Company. If any cumulative dividends or amounts payable on a return of capital are not paid in full, the preference shares of all series participate rateably in accordance with the amounts that would be payable on such shares if all such dividends were declared and paid in full or the sums which would be payable on such shares on the return of capital if all amounts so payable were paid in full, as the case may be.

V. DIVIDENDS

Since December 31, 2001, the Company has not paid any cash dividends. The Company does not currently have a policy with respect to the payment of dividends. For the foreseeable future, the Company anticipates that it will retain future earnings and other cash resources for the operation and development of its business. The payment of dividends in the future will depend on earnings, if any, and the Company's financial condition and such other factors as the directors of the Company consider appropriate.

VI. MARKET FOR SECURITIES

A. TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the Toronto Stock Exchange, under the symbol "HF". The following table sets forth information relating to the trading of the Common Shares for the periods indicated.

Month	High ($)	Low ($)	Close ($)	Volume (shares)
December 2006	$ 4.40	$ 4.05	$ 4.23	904,653
November 2006	$ 4.75	$ 4.09	$ 4.15	2,927,621
October 2006	$ 4.40	$ 3.61	$ 4.17	1,899,024
September 2006	$ 3.75	$ 3.15	$ 3.59	1,671,731
August 2006	$ 4.01	$ 3.10	$ 3.33	1,481,311
July 2006	$ 3.90	$ 3.36	$ 3.80	1,185,529
June 2006	$ 3.85	$ 3.05	$ 3.35	2,058,105
May 2006	$ 4.09	$ 3.15	$ 3.60	4,735,307
April 2006	$ 4.19	$ 3.51	$ 3.65	3,132,077
March 2006	$ 4.60	$ 3.15	$ 4.14	9,485,340
February 2006	$ 3.20	$ 2.86	$ 3.20	1,733,024
January 2006	$ 3.25	$ 2.48	$ 3.12	7,193,604

VII. DIRECTORS AND OFFICERS

The names and provinces and countries of residence of the directors and executive officers of the Company, positions held by them with the Company and their principal occupations for the past five years are as set forth below.

Name and Place of Residence of Directors and Executive Officers	Current Office with the Company	Principal Occupation[1]	Director Since
Xinduo Yu[3] Toronto, Ontario, Canada	Chief Executive Officer & President	Chief Executive Officer and President of the Company	June 2003
Graham Warren[2] Toronto, Ontario, Canada	Director	President, Graham C. Warren Consulting (consulting)	June 2003
David Reburn[2][3] Salford, Ontario, Canada	Director	Director of Sales, Perfectly Natural Solutions Inc. (natural fertilizer company)	June 2003
Joanne Yan[3] Vancouver, British Columbia, Canada	Director	President, Red Dragon Resources Corporation. (mining exploration company)	June 2004
Robert J. Beutel Toronto, Ontario, Canada	Director and Chairman of the Board	President, Oakwest Corporation Ltd. (investment holding company)	January 2005
David Thomson[2] Toronto, Ontario, Canada	Director	Retired executive	August 2005
Kim Oishi Toronto, Ontario, Canada	Director	Chief Financial Officer of Hanwei Energy Services Corp.	March 2006
Haiying Madeline Yu Toronto, Ontario, Canada	Chief Financial Officer	Chief Financial Officer of the Company	
Lei Li Toronto, Ontario, Canada	Executive Vice President	Executive Vice President of the Company	
Ross McKee[4] Toronto, Ontario, Canada	Corporate Secretary	Partner, Blake, Cassels & Graydon LLP (law firm)	

Notes:

(1) During the past five years each of the foregoing directors and senior officers has been engaged in the principal occupation shown opposite his or her name, except as follows: prior to 2003, Mr. Xinduo Yu was the sole director and officer of Dalian Hanfeng; prior to January 2006, Ms. Yan was Vice President and Corporate Secretary, Golden China Resources Corp. and Vice-President of its predecessor, APAC Minerals Inc., and prior to March 2006 was CFO and Director of Virtual China Travel Services Co. Ltd.; prior to 2003, Mr. Beutel was the Vice-President of Oakwest Corporation Ltd.; Mr. Thomson was formerly President of Great West Life Properties until his retirement in 2004; from September to November 2004, Mr. Oishi was Vice-President, Corporate Finance of the Company, then from November 2004 until March 2006, President of the Company; prior to 2004, Mr. Oishi was a self-employed consultant; prior to 2003, the CEO of Internet Sheriff Technology; and since January 2007, the CFO of Hanwei Energy Services Corp.; prior to 2004, Ms. Yu was a Senior Accountant at KPMG LLP.

(2) Member of the Company's Audit Committee.

(3) Member of the Company's Compensation Committee.

(4) Mr. McKee's law firm, Blake, Cassels & Graydon LLP, provides legal services to Hanfeng Evergreen Inc. in the ordinary course of its business, at its usual rates.

As at March 28, 2007 the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 13,246,474 Common Shares, representing 28% of the total number of outstanding Common Shares.

Each director will hold office until the next annual meeting of shareholders or until they are removed or their successors are elected or appointed in accordance with applicable law and the by-laws of the Company.

VIII. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

In 2004, Hanfeng had an interest-free loan outstanding from Mr. Xinduo Yu in the amount of 4,969,026 RMB ($730,739) ($776,047 as shown on the December 31, 2003 balance sheet at the then current exchange rate). This loan was repaid in full by Hanfeng as at December 31, 2004, primarily in cash. A portion equal to 620,000 RMB ($97,497) was repaid by Hanfeng transferring ownership to Mr. Yu of a unit in a high-rise building in Dalian, China. The unit had been acquired by Hanfeng previously and was now superfluous. Hanfeng and Mr. Yu agreed that the unit would be transferred at its fair market value, as independently assessed. An independent valuator determined the value of the unit was 620,000 RMB ($97,497) as of December 2004. The transfer was carried out effective December 31, 2004 as part of repaying the loan.

IX. TRANSFER AGENT AND REGISTRAR

The Company's registrar and transfer agent for its Common Shares is Equity Transfer & Trust Company at its principal offices in Toronto, Canada.

X. EXPERTS

The Company's audited consolidated financial statements for the financial years ended December 31, 2006 and 2005 were audited by KPMG LLP, Chartered Accountants.

XI. AUDIT COMMITTEE

A. COMPOSITION OF AUDIT COMMITTEE

The Audit Committee is composed of:

Graham Warren (Chair)
David Reburn
David Thomson

The Board of Directors has determined that each of the Audit Committee members is independent and financially literate within the meaning of Multilateral Instrument 52-110 - *Audit Committees*.

B. RELEVANT EDUCATION AND EXPERIENCE

Graham Warren

Mr. Warren is a Certified Management Accountant. Mr. Warren is the President of Graham C. Warren Consulting, a private financial and management service consulting practice. Mr. Warren has 20 years of experience in small to medium sized businesses in the environmental, resource, biotech, manufacturing,

service and software sectors. His experience as chief financial officer or director of both private and public companies has given him an understanding of financial statements, reporting and internal controls. Mr. Warren also serves as CFO of Exile Resources and as CFO and Director of Active Control Technology, both listed on the TSXV. In addition Mr. Warren is the Chairman of the audit committee for The Opimian Society.

David Reburn

Mr. Reburn has 17 years experience in senior management positions, and is currently the Director of Sales Perfectly Natural Solutions Inc, a natural products company and has 40 years of sales and marketing experience in the fertilizer and chemical industry. Mr. Reburn has worked for fertilizer companies such as CIL and was responsible for pioneering the sale of Nu-Gro Corp. and Vigoro Corp. fertilizers into the Chinese markets. Mr. Reburn has been the Vice President of two major fertilizer and one major absorbent/filtration companies.

David Thomson

Mr. Thomson has over 30 years of experience in real estate management and development, having served as President of Great West Life Properties from 1988 to 2004 and as the Vice President of Oxford Development Group prior to 1988. Mr. Thomson also has several years of government experience, including four years as Special Assistant to former Prime Minister Trudeau. He brings to Hanfeng his knowledge of financial and debt markets as well as his expertise in managing projects and large organizations.

C. AUDIT COMMITTEE CHARTER

The text of the Audit Committee Charter is set out in Appendix "A" to this Annual Information Form.

D. PRE-APPROVAL POLICY

The Company has in place a pre-approval policy which provides for the Audit Committee's approval of any non-audit services to be rendered by the outside auditors. The Audit Committee is required to consider whether the provision of non-audit services is compatible with maintaining the outside auditors' independence, including, but not limited to, the nature and scope of the specific non-audit services to be performed and whether the audit process would require the outside auditors to review any advice rendered by the outside auditors in connection with the provision of non-audit services.

E. External Auditor Service Fees

The Company paid the following fees to its external auditors for the periods indicated:

Audit Fees

Hanfeng will be paying $180,000 to its external auditor for the 2006 financial year audit. Hanfeng paid $210,861 to its external auditor for audit services for the 2005 financial year.

Audit-Related Fees

Hanfeng paid $99,081 to its external auditors for audit-related fees for the 2006 financial year which included quarterly review fees. In 2005, Hanfeng was billed $191,729 by its external auditor for audit-related fees, of which $107,467 was related to quarterly review and $84,262 was prospectus related.

Tax Fees

Hanfeng paid its external auditor $9,630 for tax return preparation service for the 2005 financial year. As at March 27, 2007, the external auditor has billed $1,992 for tax related services for 2006 financial year.

Other fees

Hanfeng paid $10,000 for the reorganization service provided by its external auditor in 2006. In 2005, Hanfeng paid $5,350 EDC loan related fees to its external auditor.

XII. ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Company's management proxy circular for its most recent annual meeting of shareholders held on June 22, 2006. Additional financial information is provided in the Company's comparative financial statements for the financial year ended December 31, 2006, and management's discussion and analysis ("MD&A") of such financial results. Additional information relating to the Company may be found on SEDAR at www.sedar.com.

APPENDIX A

AUDIT COMMITTEE CHARTER

PURPOSE

The Audit Committee (the "Committee") is appointed by the Board of Directors (the "Board") of Hanfeng Evergreen Inc. (the "Company"). The primary function of the Committee is to assist the Board in fulfilling its oversight responsibilities, primarily through:

1. overseeing management's conduct of the Company's financial reporting process and systems of internal accounting and financial controls;
2. monitoring the independence and performance of the Company's outside auditors; and
3. providing an avenue of communication among the outside auditors, management and the Board.

COMPOSITION

1. The Committee shall have at least three (3) members at all times, each of whom must be independent of management, as well the Company and each of its affiliates. A member of the Committee shall be considered independent if:
   a) in the sole discretion of the Board, it is determined that he or she has no relationship that may interfere with the exercise of his or her independent judgment; and
   b) he or she meets the applicable stock exchange or other regulatory requirements regarding the independence of audit committee members.
2. If any member of the Committee develops a "conflict of interest" (as that term is defined in an applicable stock exchange or other regulatory requirement), that member shall have an affirmative obligation to promptly disclose such relationship to the Board.
3. No member of the Committee shall accept any consulting, advisory or other compensatory fee from the Company other than in connection with serving on the Committee or as a member of the Board.
4. All members of the Committee shall have a practical knowledge of finance and accounting and be able to read and understand fundamental financial statements or be able to do so within a reasonable period of time after appointment to the Committee.
5. At least one member of the Committee shall have accounting or related financial management expertise, as the Board interprets such qualification in its business judgment.
6. Each member of the Committee shall be appointed by the Board and shall serve until the earlier to occur of the date on which he or she shall be replaced by the Board, resigns from the Committee, or resigns from the Board.

MEETINGS

1. The Committee shall meet as frequently as circumstances dictate, but no less than four times annually. The Board shall name a chairperson of the Committee, who shall prepare and/or approve an agenda in advance of each meeting. A majority of the members of the Committee shall constitute a quorum. The Committee shall maintain minutes or other records of meetings and activities of the Committee.
2. The Committee shall, through its chairperson, report regularly to the Board following the meetings of the Committee, addressing such matters as the quality of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the performance and independence of the outside auditors, the performance of the internal audit function or other matters related to the Committee's functions and responsibilities.

RESPONSIBILITIES AND DUTIES

The Committee's principal responsibility is one of oversight. The Company's management is responsible for preparing the Company's financial statements and the outside auditors are responsible for auditing and/or reviewing those financial statements.

While the Committee has the powers and responsibilities set forth in this charter, it is not the responsibility of the Committee to plan or conduct audits or to determine that the Company's financial statements present fairly the financial position, the results of operations and the cash flows of the Company, in conformity with Canadian generally accepted accounting standard. This is the responsibility of management and the outside auditors. In carrying out these oversight responsibilities, the Committee is not providing any expert or special assurance as to the Company's financial statements or any professional certification as to the outside auditors' work.

The Committee's specific responsibilities are as follows:

General

1. The Committee shall have the power to conduct or authorize investigations into any matters within the Committee's scope of responsibilities. The Committee shall have unrestricted access to members of management and other employees of the Company, as well as all information relevant to the carrying out of its responsibilities.
2. The Committee shall, with the assistance of management, the outside auditors and legal counsel, as the Committee deems appropriate, review and evaluate, at least annually, the Committee's:
   a) charter;
   b) powers and responsibilities; and
   c) performance.
3. The Committee shall report and make recommendations to the Board with respect to the foregoing, as appropriate.
4. The Committee shall ensure inclusion of its then-current charter in the proxy statement for the Company's annual meetings of shareholders, in accordance with the regulations of the applicable stock exchange or other regulatory requirements.
5. The Committee shall prepare annual Committee reports for inclusion in the proxy statements for the Company's annual meetings, as required by the applicable stock exchange or other regulatory requirements.
6. The Committee shall, in addition to the performance of the duties described in this charter, undertake such additional duties as from time to time may be:
   a) delegated to it by the Board;
   b) required by law, a stock exchange or other regulatory authority; or
   c) deemed desirable, at the Committee's discretion, in connection with its functions described in this charter.
7. The Committee shall be empowered to retain, at the Company's expense, independent counsel, accountants or other advisors for such purposes as the Committee, in its sole discretion, determines to be appropriate to carry out its responsibilities. The Company will provide appropriate funding, as determined by the Committee, for payment of compensation to the independent auditor for the purpose of rendering or issuing an audit report and to any advisors employed by the Committee.

Internal Controls and Risk Assessment

1. The Committee shall review annually, with management and the outside auditors, if deemed appropriate by the Committee, the effectiveness of or weaknesses in the Company's internal controls,

including computerized information system controls and security, the overall control environment and accounting and financial controls.

2. The Committee shall obtain from the outside auditors their recommendations regarding internal controls and other matters relating to the accounting procedures and the books and records of the Company.
3. The Committee shall establish procedures for:
   a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and
   b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.
4. The Committee shall review major financial risk exposures and the guidelines and policies which management has put in place to govern the process of monitoring, controlling and reporting such exposures.

Outside Auditors; Their Performance and Independence

1. The outside auditors are ultimately accountable to the Board and the Committee, as the representatives of the shareholders of the Company. The Committee shall evaluate and recommend to the Board the selection and, where appropriate, the replacement of the outside auditors. The Committee shall recommend to the Board the outside auditors to be proposed for shareholder approval in any proxy statement.
2. The Committee shall:
   a) confer with the outside auditors concerning the scope of their examinations of the books and records of the Company and its subsidiaries;
   b) review the scope, plan and procedures to be used on the annual audit, as recommended by the outside auditors;
   c) review the results of the annual audits and interim financial reviews performed by the outside auditors, including:
      (1) the outside auditors' audit of the Company's annual financial statements, accompanying footnotes and its report thereon;
      (2) any significant changes required in the outside auditors' audit plans or scope;
      (3) any material differences or disputes with management encountered during the course of the audit (the Committee to be responsible for overseeing the resolution of such differences and disputes);
      (4) any material management letter comments and management's responses to recommendations made by the outside auditors in connection with the audit;
      (5) matters required to be discussed by Statement on Auditing Standards No. 61, as amended (Communications with Audit Committees), relating to the conduct of the audit;
   d) authorize the outside auditors to perform such supplemental reviews or audits as the Committee may deem desirable; and
   e) obtain from the outside auditors assurance that they have complied with any applicable stock exchange or other regulatory requirements.
3. The Committee shall inquire into any accounting adjustments that were noted or proposed by the outside auditors but were "passed" as immaterial or otherwise.
4. The Committee shall inquire as to any matters that were referred to the outside auditors' national office relating to accounting policies and/or financial statement disclosure within the Company's financial statements and, to the extent deemed appropriate, request an opportunity to address such issues directly with a representative of such national office.
5. Pre-approval by the Committee shall be required with respect to the fees for all audit and other services performed by the outside auditors as negotiated by management.

6. The Committee's approval of any non-audit services to be rendered by the outside auditors must be obtained in advance of engaging the outside auditors to render such services. The Committee shall not approve the engagement of the outside auditors to render non-audit services prohibited by law or rules and regulations promulgated by an applicable stock exchange or other regulatory authority. The Committee shall consider whether the provision of non-audit services is compatible with maintaining the outside auditors' independence, including, but not limited to, the nature and scope of the specific non-audit services to be performed and whether the audit process would require the outside auditors to review any advice rendered by the outside auditors in connection with the provision of non-audit services.
7. The Committee shall receive from the outside auditors on a periodic basis a formal written statement delineating all relationships between the outside auditors and the Company, regarding relationships and services, which may impact the objectivity and independence of the outside auditors, and other applicable standards. The statement shall include a description of all services provided by the outside auditors and the related fees. The Committee shall actively engage in a dialogue with the outside auditors regarding any disclosed relationships or services that may impact the objectivity and independence of the outside auditors and shall evaluate, after gathering information from management, and other Board members, the performance of the outside auditors and recommend that the Board take action to satisfy itself of the independence of the outside auditors.
8. The Committee shall establish written hiring policies for current and former employees of the outside auditors.
9. The Committee shall consider whether it is appropriate to adopt a policy of insisting upon the rotation of the outside auditors' lead audit partner or rotating the outside auditors on a periodic basis. Based upon its evaluation, the Committee shall take, or recommend that the Board take, appropriate action to monitor the independent status of the outside auditors.

Financial Reporting

1. The Committee shall review and discuss with the outside auditors and management the Company's audited annual financial statements that are to be included in the Company's annual report and the outside auditors' opinion with respect to such financial statements, including reviewing the nature and extent of any significant changes in accounting principles or the application of such accounting principles; and determine whether to recommend to the Board that the financial statements be included in the Company's annual report for filing with an applicable stock exchange or other regulatory authority.
2. The Committee shall review and discuss with the outside auditors and management, and require the outside auditors to review, the Company's interim financial statements to be included in the Company's quarterly reports prior to filing such reports with an applicable stock exchange or other regulatory authority. The Committee shall review and discuss:
    a) the existence of significant estimates and judgments underlying the financial statements, including the rationale behind those estimates as well as the details on material accruals and reserves and the Company's accounting principles;
    b) all critical accounting policies identified to the Committee by the outside auditors;
    c) major changes to the Company's accounting principles and practices, including those required by professional or regulatory pronouncements and actions, as brought to its attention by management and/or the outside auditors; and
    d) material questions of choice with respect to the appropriate accounting principles and practices to be used in the preparation of the Company's financial statements, as brought to its attention by management and/or the outside auditors.
3. The Committee shall review and discuss the Company's disclosure under "Management's Discussion and Analysis" included in any annual or quarterly report, or other report or filing filed with an applicable stock exchange or other regulatory authority.

4. The Committee shall discuss generally with management earnings press releases of the Company, as well as financial information and earnings guidance provided by the Company to analysts and rating agencies.
5. The Committee shall review and discuss with outside auditors any related party transactions and relationships that could enable the negotiation of terms on other than an independent, arms -length basis.
6. The Committee shall discuss with the outside auditors any item not reported as a contingent liability or loss in the Company's financial statements as a result of a determination that such item does not satisfy a materiality threshold. The Committee shall review with the outside auditors the quantitative and qualitative analysis applied in connection with such assessment of materiality, including, without limitation, the consistency of such assessment with the requirements.
7. The Committee shall review and consider other matters in relation to the financial affairs of the Company and its accounts, and in relation to the internal and external audit of the Company as the Committee may, in its discretion, determine to be advisable.
8. The Committee shall meet at least annually with management, and the outside auditors in separate executive sessions to discuss any matters that the Committee or each of these groups believes should be discussed privately.

Compliance with Laws, Regulations and Policies

1. The Committee shall review with management actions taken to ensure compliance with any code or standards of conduct for the Company which may be established by the Board.
2. The Committee shall review with the Company's legal counsel any legal compliance matters, including securities trading practices and any other legal matters that could have a significant, adverse impact on the Company's financial statements.
3. The Committee shall review with the Company's counsel and others any federal, tax or regulatory matters that may have a material impact on the Company's operations and the financial statements, related Company compliance programs and policies, and programs and reports received from regulators, and shall monitor the results of the Company's compliance efforts.
4. The Committee shall periodically review the rules promulgated by the applicable stock exchange or other regulatory authority relating to the qualifications, activities, responsibilities and duties of audit committees and shall take, or recommend that the Board take, appropriate action to comply with such rules.

Form 52-109F1 - Certification of Annual Filings

I, Madeline Haiying Yu, the Chief Financial Officer of Hanfeng Evergreen Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Hanfeng Evergreen Inc. for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

(c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 28, 2007

"Signed"

Name: Madeline Haiying Yu
Title: Chief Financial Officer

HANFENG EVERGREEN INC.

Annual Information Form

dated

March 28, 2007

TABLE OF CONTENTS

		Page
I.	CORPORATE STRUCTURE	1
	A. Name, Address and Incorporation	1
	B. Intercorporate Relationships	2
II.	BUSINESS OF THE COMPANY	3
	A. Company Overview	3
	B. Markets, Products and Services	6
III.	RISK FACTORS	10
IV.	GENERAL DESCRIPTION OF CAPITAL STRUCTURE	16
V.	DIVIDENDS	17
VI.	MARKET FOR SECURITIES	17
VII.	DIRECTORS AND OFFICERS	18
VIII.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	19
IX.	TRANSFER AGENT AND REGISTRAR	19
X.	EXPERTS	19
XI.	AUDIT COMMITTEE	19
XII.	ADDITIONAL INFORMATION	21

Unless otherwise indicated or the context otherwise requires, references to the "Company" in this Annual Information Form refer to Hanfeng Evergreen Inc., while references to "Hanfeng", "we", "us" and "our" refer to the Company together with its subsidiaries. Unless otherwise stated, information is presented as at December 31, 2006.

Unless otherwise indicated, all references to "$" or "dollars" in this Annual Information Form refer to the Canadian dollar. The exchange rate used herein for conversion of Chinese Renminbi ("RMB") to Canadian dollars is 6.7RMB = $1.00 as of December 31, 2006.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Information Form, to the extent not based on historical events, are forward-looking statements based on certain assumptions and reflect the Company's current expectations. Forward-looking statements include, without limitation, statements evaluating market and general economic conditions in the preceding sections, and statements regarding growth strategy and future-oriented project revenue, costs and expenditures. Actual results could differ materially from those projected and should not be relied upon as a prediction of future events. A variety of inherent risks, uncertainties and factors, many of which are beyond Hanfeng's control, affect the operations, performance and results of Hanfeng and its business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. Some of these risks, uncertainties and factors include those disclosed herein under "Risk Factors", including the impact or unanticipated impact of: current, pending and proposed legislative or regulatory developments in the jurisdictions where Hanfeng operates, in particular in China; change in tax laws; political conditions and developments; intensifying competition from established competitors and new entrants in the greening industry; technological change; currency value fluctuation and changes in foreign exchange restrictions; changes in Chinese government support or restrictions on foreign investment; general economic conditions worldwide, as well as in China; Hanfeng's success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. See "Risk Factors". The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made. Readers are cautioned not to put undue reliance on forward-looking statements.

I. CORPORATE STRUCTURE

A. NAME, ADDRESS AND INCORPORATION

Hanfeng Evergreen Inc. (the "Company") was formed by Articles of Amalgamation dated June 1, 2003 under the laws of the Province of Ontario on the amalgamation of McVicar Minerals Ltd. ("McVicar Minerals") and Hanfeng Evergreen Inc. ("Old Hanfeng").

The Company's registered and head office is located at 8 King Street East, Suite 838, Toronto, Ontario, Canada, M5C 1B5.

Old Hanfeng was formed by Articles of Incorporation dated October 22, 2002 under the laws of the Province of Ontario. McVicar Minerals was formed by Articles of Incorporation dated December 6, 1996 under the laws of Canada under the name 3324869 Canada Ltd. Pursuant to Articles of Amendment dated February 14, 1997, 3324869 Canada Ltd. changed its name to McVicar Minerals Ltd. McVicar Minerals continued its articles under the laws of the Province of Ontario pursuant to Articles of Continuance dated May 21, 2003.

B. INTERCORPORATE RELATIONSHIPS

The following diagram sets out the current corporate structure of Hanfeng as at the date of this report:


Hanfeng Evergreen Inc.
(Ontario)
31.67%
100%
100%
100%
100%
51%
Hanfeng Slow-Release Fertilizer (Jiangsu) Co., Ltd. (China)
Hanfeng Slow-Release Fertilizer (Heilongjiang) Co., Ltd. (China)
Jiaxing Hanfeng Slow-Release Fertilizer Co., Ltd. (China)
Dalian Hanfeng Eco-technologies Co., Ltd. (China)
Hanfeng Evergreen Nigeria Ltd. (Nigeria)
Hanfeng Slow-Release Fertilizer (Shanghai) Co., Ltd. (China)
68.33%

A brief description of each subsidiary is provided below:

- **Hanfeng Slow-Release Fertilizer (Shanghai) Co., Ltd.** – fertilizer research and development ("R&D") centre and sales centre. The slow-release blending plant formerly located on the Shanghai site was modified and relocated. As a result, overall blending capacity was expanded to two sites, one in Jiangsu in the fourth quarter of 2006 and another in Heilongjiang in the first quarter of 2007. In January 2006, Hanfeng purchased the 5% minority interest, and this entity became a whole-owned subsidiary of Hanfeng thereafter.

- **Hanfeng Slow-Release Fertilizer (Jiangsu) Co., Ltd.** – Acquired property in 2004 to build the first SCU (sulphur coated urea) plant in China in Jiangsu province. Currently operates three fertilizer plants on the same site: a SCU slow-release fertilizer plant, a NPK (nitrogen, phosphate, and potassium) prill tower fertilizer plant, and a slow-release fertilizer blending plant which was resulted from the modification, relocation and expansion of Shanghai blending facility.

- **Hanfeng Slow-Release Fertilizer (Heilongjiang) Co., Ltd.** – Established in 2005 and acquired a NPK fertilizer plant in Heilongjiang province, along with administrative and warehouse buildings, land use rights, and proprietary slow-release technology. Currently operates the NPK plant, a blending facility and commissions a NPK Prill Tower fertilizer plant which is expected to be operational in the second quarter 2007.

- **Jiaxing Hanfeng Slow-Release Fertilizer Co., Ltd.** – Established in 2004 as a potential site for a fertilizer plant in Jiangsu province.

- **Dalian Hanfeng Eco-technologies Co., Ltd.** – Originally carried on Hanfeng's landscaping and nursery businesses. The nursery business was sold in January 2006 after the sale of related assets and inventories, and the landscaping business was discontinued in May 2006.

- **Hanfeng Evergreen Nigeria Limited** – Established in December 2006 to facilitate Hanfeng's transaction with the Nigerian government for fertilizer importation to the country.

II. BUSINESS OF THE COMPANY

A. COMPANY OVERVIEW

1. Description

Hanfeng is a leading provider of slow and controlled release fertilizers to blenders (who blends slow-release fertilizers with conventional fertilizers), the agriculture market and the urban greening market in China. Hanfeng was the first to introduce low-cost slow and controlled release fertilizers into China's agriculture market with its establishment of the first commercial scale slow-release fertilizer production in China. All production facilities are located in prime agricultural regions of China. The Company is headquartered in Toronto, Ontario and its shares are listed and trade on the Toronto Stock Exchange. Hanfeng has over 600 full-time employees led by an experienced management team based in both China and Canada.

After ten years of building a successful landscape and nursery business in China, Hanfeng transitioned in 2006 to focus solely on being a producer of slow and controlled release fertilizer. The slow and controlled release fertilizer business in China has greater requirements for capital, technology, management expertise, and China market expertise which are all core competencies of Hanfeng. The Company believes that it can provide a superior return on investment as a slow and controlled release fertilizer producer. Accordingly, Hanfeng sold its nursery business and assets in January 2006 and discontinued its landscaping business in May 2006 to focus on the expansion of its fertilizer business, compared with its three business lines in 2005: slow and controlled release fertilizers, nursery and landscaping.

Hanfeng's rapid, profitable growth has been the result of a focused strategy capitalizing on its first-mover advantage in the slow and controlled release fertilizer industry. The first step in this strategy was to establish low-cost production facilities in two prime agricultural areas of China in order to build regional advantages. The Company chose the East China Region (Jiangsu, Shandong, Anhui, Zhejiang and Fujian provinces and Shanghai), and the Northeast China region (Heilongjiang, Jilin, Liaoning provinces and Inner Mongolia Autonomous Region) which account for approximately 1/3 of China's total fertilizer consumption (estimated at 51 million tonnes per year). Concurrent with the establishment of its production facilities, Hanfeng has focused its resources on strengthening its numerous competitive advantages including:

- leveraging the benefits of its Shanghai-based R&D center, the first non-government R&D facility in China, to develop, license and commercialize proprietary technology;

- building on its strong relationships with suppliers, distributors, customers & all levels of government;

- maintaining its leading brand position for high-quality fertilizers through distributor support and customer service; and;
- continued access to the local labour market, where Hanfeng has hired and trained over 600 employees that have market knowledge, operating and technical expertise.

In the northeast region, also known as China's "corn-belt", Hanfeng has 2 plants and is currently expanding its annual productive capacity from 100,000 tonnes to 300,000 tonnes. Construction of the plant expansions is well ahead of schedule and commissioning is expected to begin in March 2007. Hanfeng expects the expanded facilities to be fully operational within the second quarter of 2007. Hanfeng has also commissioned a 50,000 tonne per annum blending facility at Heilongjiang, which has the ability to blend Hanfeng's products with other conventional fertilizers. As a result, the total annual production design capacity for the combined facilities in this region is now 350,000 tonnes.

In the east region, the Company has 3 plants with a total of 250,000 tonnes of annual production capacity, which includes 200,000 tonnes of finished goods and 50,000 tonnes of blending capacity.

Hanfeng is evaluating plans to add up to 100,000 tonnes of annual production capacity to each of these sites. Several slow-release fertilizer technologies, which have been developed by Hanfeng's R&D team or acquired by the Company, are currently being evaluated.

Both regions feature strong sales teams that work together with the Company's R&D group to service the over 200 accredited distributors and government agents who sell Hanfeng's fertilizer products. In early February 2007, Hanfeng further enhanced the distribution network for its products and its brand recognition when it entered into an agreement to supply fertilizer to the largest state owned farm in China. Nine distribution subsidiaries controlled by this company will help promote Hanfeng's fertilizer not only to its own farms, but also to external farms as they are mandated to promote fertilizer efficiency by the central government.

All of Hanfeng's production facilities, and its R&D center, which is located in Shanghai, are solely owned by the Company.

Hanfeng has invested its cash earnings, and additional financing through both debt and equity to fund its growth in the slow and controlled release fertilizer business. Since Hanfeng became public in mid-2003, its assets have grown from less than $27 million at the end of 2003 to $108 million by the end of 2006. Of the total $108 million assets at the end of 2006, approximately $12 million was related to construction in progress of the Heilongjiang fertilizer plant expansion which is expected to become revenue producing in the latter half of 2007. Hanfeng's fertilizer production-design capacity has grown from 20,000 tonnes per annum in 2005 to 600,000 tonnes per annum by mid-2007, including a 100,000 tonnes per annum blending capability to blend Hanfeng's own slow and release fertilizers with other conventional fertilizers.

2. History

Hanfeng commenced operations through Dalian Hanfeng in 1996 by importing North American grass seeds and lawn care equipment to China. Hanfeng initially focused on customers in Dalian, where the municipal government was implementing a greening program to transform the city into a commercial centre with a western-style green urban landscape.

After establishing itself as the leading grass seed supplier in the city, Hanfeng began to build its own landscaping business. In addition to providing landscaping services, Hanfeng began supplying a broader range of greening products to third parties. In connection with its fertilizer imports, Hanfeng secured exclusive China and/or Asia Pacific Rim distribution rights for fertilizer products from several leading

North American suppliers including Nu-Gro Corporation ("Nu-Gro", now an Agrium Inc. company) and Davey Tree Expert Company.

In an effort to reduce costs and enhance its product offering, Hanfeng began to transform itself from an importer to a manufacturer of greening products. As part of this strategy, in 2001 Hanfeng constructed its first nursery in Dalian, and later in other locations, to supply trees for its landscaping projects and for sales to third parties. In mid-2005, Hanfeng opened an Eco-Nursery in Dalian that was used to centralize Hanfeng's nursery R&D efforts and provide training programs for employees and customers. The nursery business was subsequently sold in January 2006, and the landscaping business was discontinued in May 2006.

After importing and marketing slow and controlled release fertilizers to support its previous business, Hanfeng opened its first fertilizer plant in April 2004 in Shanghai. The opening of the slow-release fertilizer blending plant reduced Hanfeng's costs, allowing it to expand slow and controlled release fertilizer sales from $500,000 in 2003 to $11.5 million in 2005. Hanfeng also opened the Shanghai Slow-Release Fertilizer Research and Development Center at the same site in Shanghai, with a mandate to support sales and develop specialty fertilizer technologies and products.

In March 2006, Hanfeng opened a SCU slow-release fertilizer plant with a design capacity of 100,000 tonnes per annum, in Jiangsu province. Hanfeng's SCU fertilizer has achieved a positive reception by China's government, fertilizer industry and farmers. The SCU plant is based on the exclusive (for China) Technology and Know-how License Agreement that Hanfeng entered into with Nu-Gro in November 2004.

In the third quarter of 2006, Hanfeng commenced production from a 100,000 tonnes per annum design capacity NPK Prill Tower plant on the same site as the SCU plant in Jiangsu province.

In January 2006, Hanfeng announced the buy-back of the 5% minority interest in its Shanghai subsidiary. This buy-back of the 5% minority interest from the Shanghai government elicited an additional two years (2006 and 2007) of full tax exemption for the Shanghai slow-release blending plant. During the third quarter of 2006, the slow-release blending plant was moved to Hanfeng's Jiangsu site, where it was expanded to a design capacity of 50,000 tonnes per annum. It recommenced production during the fourth quarter of 2006.

Also in January 2006, Hanfeng announced it had agreed to acquire from a state-owned enterprise a 100,000 tonnes per annum design capacity premium NPK plant on 26 acres of land in Heilongjiang province. The acquisition was funded by the disposition of the nursery business and cash on hand. This acquisition also included proprietary urease inhibitor and urea formaldehyde (UF) technology under patent protection.

In March 2006, Hanfeng signed a Letter of Intent for a program of field trials and marketing of its SCU fertilizer in China's main rice growing regions with the China National Hybrid Rice R&D Center, led by Dr. Yuan Longping, the "Father of Hybrid Rice". Dr. Yuan is widely recognized as a leader in the field of hybrid rice cultivation, and is credited with saving the lives of millions of people in China since the 1970's due to the increased rice crop yields from his research. Dr. Yuan has been mandated by the government of China to increase rice crop yield to 13.5 tons per hectare by 2010. The preliminary results from the field trials with Dr. Yuan indicate that Hanfeng's SCU fertilizer produced increased rice crop yields, along with higher resistance to disease and pests, all while using approximately one third less fertilizer.

In June 2006, Hanfeng announced the commencement of the construction of a 200,000 tonnes per annum design capacity NPK Prill Tower plant on the same site as the NPK plant located in Heilongjiang province. This plant is currently being commissioned (ahead of construction schedule) and expected to be operational in the second quarter of 2007.

Hanfeng has continued to be very active hosting and attending national and international conferences and symposiums on issues related to slow-release fertilizer and the environment. In 2005 Hanfeng co-hosted the 10th Annual National Conference of Development & Applied Technologies of Specialty Fertilizers with the China Chemical Industry Association Fertilizer Committee (CCIAFC), the most important chemical fertilizer industry association in China. Hanfeng also became a founding member of the China Slow-Release Fertilizer Association in 2005, to assist in setting national industry standards for slow-release fertilizers in China. In 2006, Hanfeng joined the China Nitrogen Fertilizer Industry Association as a member of the Standing Committee alongside major China industry players like Sinochem Corp., CNOOC Ltd., and PetroChina Co. Ltd. Hanfeng held their 6th annual International Symposium on Eco-Industry & Sustainable Development in Ghent, Belgium in 2006, which was attended by a number of fertilizer industry experts from the European Union.

B. MARKETS, PRODUCTS AND SERVICES

Before successfully transitioning its business in 2005-2006 focus to slow and controlled release fertilizers, Hanfeng operated two other business segments: nursery and landscaping, which were discontinued in January and May 2006 respectively. The slow and controlled release fertilizer business, prior to the end of April 2004, was limited to the import of slow-release fertilizers from North America for distribution in China. In late April 2004, Hanfeng commenced production of its own slow and controlled release fertilizers in China. Hanfeng's fertilizer production-design capacity increased from 20,000 tonnes per annum in 2005 to an expected 600,000 tonnes per annum by mid-2007, including a 100,000 blending capability to blend Hanfeng's own slow and release fertilizers with other conventional fertilizers.

1. Slow and Controlled Released Fertilizers

Overview

In 2006, Hanfeng successfully completed the sale of its nursery and landscaping business in order to focus solely on the expansion of its slow and controlled release fertilizer business.

Slow and controlled release fertilizers are soluble fertilizers that release nutrients to plants over time, in contrast to water soluble conventional fertilizers which typically result in a large amount of the nutrient being lost to leaching and evaporation. With water soluble fertilizers, plants receive less than optimal nutrition, with a peak level of nutrients available at the time of application and decreasing amounts over the growth cycle.

The main advantages of slow and controlled release fertilizers are improved efficiency (fewer applications and less fertilizer required) and improved crop yields and quality (as the fertilizer is released when nutrients are required over time). In addition, slow and controlled release fertilizers result in reduced environmental damage from leaching of nutrients into water and gas emissions relative to conventional fertilizers. Because of continuing environmental concerns about nitrate pollution of ground and surface water caused by leaching and runoff of nitrogen fertilizers, the controlled release rates and non-leaching properties of slow and controlled release fertilizers are important environmental considerations. The main disadvantage of slow and controlled release fertilizers is their higher cost, as compared to conventional fertilizers.

While China is the world's largest consumer and producer of conventional fertilizers, its slow and controlled release fertilizer industry is still at an early stage of development. China's domestic fertilizer industry is fragmented with numerous small regional producers, many operating out-dated and inefficient equipment. There has been very little domestic production of slow and controlled release fertilizers and slow-release NPK fertilizers due to the higher cost and necessary technology to develop and produce effective, cost efficient products. Imported slow and controlled release is too expensive to penetrate the China market to any significant extent. Hanfeng was the first to introduce the concept of low-cost slow and controlled release fertilizer into China's agriculture industry with the establishment of the first commercial scale slow-release fertilizer production in the country. To maintain its leading technological position, Hanfeng's Shanghai-based research and development and engineering teams have filed several patents in China.

Hanfeng has identified two key markets for its fertilizer business in China: the agriculture market and the urban greening market. The agricultural market accounts for more than 90% of the fertilizer consumption and the urban greening market is a smaller high-margin niche. The urban greening sector includes city green spaces (such as city parks and landscaping around commercial buildings and residential developments) and recreational venues (such as golf courses and sports fields). The agricultural sector includes high-value cash crops (such as vegetables and fruits) and field crops (such as rice and corn).

Hanfeng focuses on combining its proprietary technology with single nutrient fertilizers (SCU) and compound fertilizers (NPK) to produce low-cost, slow and controlled release products. Hanfeng has the exclusive right to produce a high concentration urea-based compound fertilizer by tower granulation, which will target primarily the agriculture market. This fertilizer is of premium quality because of its uniform round shape and high concentration of nitrogen. Unlike fertilizer blended from separate materials, each compound granule contains a fixed ratio of nitrogen (N), phosphate (P) and potash (K), facilitating uniform application of all of the key nutrients. In addition, Hanfeng's compound NPK granules can achieve a nitrogen content of up to 57% in a 2:1:1 NPK ratio, a level previously unattained in a compound granule. Hanfeng can make slow release singular nutrient (such as SCU) and multiple nutrients (such as slow-release NPK). In December 2006, Hanfeng successfully commercialized its proprietary Urea Formaldehyde and Methylene Urea technologies with the tower granulation method to produce slow-release NPK.

Market for Slow and Controlled Release Fertilizers

Slow and controlled release fertilizers address growing market needs in the world's largest market for fertilizers. Increased demand for slow and controlled release fertilizers in China is being driven by macro-economic factors (such as increased energy demand and food consumption), environmental concerns, the urban greening movement and the need to modernize the agricultural sector. Due to the importance of the agricultural and fertilizer sector to the Chinese economy and social structure, there is strong government support for the increased use of slow and controlled release fertilizers, backed up by agriculture related tax reforms starting in 2004, and policies being implemented under the 11th Five Year Plan.

Demand for slow and controlled release fertilizers is increasing, as the Chinese government continues to increase its efforts to improve the domestic agricultural industry. In the 11th Five Year Plan, the government mandated a more scientific approach to fertilization that emphasizes efficiency, enhanced crop yields, reduced pollution, and conservation of natural resources such as natural gas, coal, and oil, which are utilized in the production of conventional fertilizers. Efficiency and enhanced crop yields are a significant focus as China has the largest annual agricultural output in the world, but only 7 percent of the arable land.

Hanfeng's slow and controlled release fertilizers address significant issues faced by the agriculture industry in China today. With a situation of small inefficient farms, low quality fertilizers, and low mechanization, China's agricultural industry is modernizing on a regional basis through consolidation and introduction of new technology and products. Hanfeng combines both slow-release technology and high nutrient NPK benefits into low-cost, high efficiency products that increase the crop yield, reduce the labour cost and environmental damage by controlling the amount of nutrient released into the soil.

As the Chinese middle-class and retired population have increasing disposable income, a consumer market for more green spaces, sporting venues, golf courses, home plants and gardens is emerging. Hanfeng expects the consumer market for slow and controlled release compound fertilizer in China to be a niche market, but given the size of China's population this niche could be significant.

Internationally, Hanfeng's low-cost, high quality products are extremely competitive in the consumer and urban greening market. The Company is examining various strategies for extending its brand into these higher margin markets. Approximately 6 percent of the 2007 pre-sales were dedicated to international sales. As production increases, the Company intends to dedicate a larger portion of its available capacity to this sector.

Competitive Conditions

While most fertilizer plants in China are small plants producing an average of 20,000 tonnes or less per annum, there has been a trend towards larger more efficient fertilizer production in China as the largely state owned industry is consolidating and a number of Sino-foreign joint ventures are in operation. While some of these plants produce NPK fertilizers, Hanfeng believes there is not any significant production of slow and controlled release fertilizers in China.

A number of international producers of slow and controlled release fertilizers have distributors in China, but have relatively low volumes due to the high prices of imported products in China, as a result of high production and transportation costs. Hanfeng believes that its strongest potential competitors are large well capitalized foreign producers of slow and controlled release fertilizers that could build production in China.

Distribution Methods

Hanfeng sells its products through a sales team of over 70 professionals that support over 200 accredited distributors. The Company has adopted a strategy of supporting and servicing its distributors instead of competing with them. The alliance benefits Hanfeng as it reduces the cost of sales by utilizing the distributors infrastructure and networks. In addition to the multiple local distributors, Hanfeng has been successful in forming alliances with larger distributors, like the Heilongjiang Agriculture Company ("HAC"). HAC is the largest state-owned agricultural company and one of the most technically advanced operators in China. It has access to significant, well-established distribution networks, and supplies its own land and promotes fertilizer efficiency to other farms.

Hanfeng is also investigating opportunities for growth through alliances with domestic producers of conventional fertilizer, where Hanfeng could potentially blend its slow and controlled release technology with their products. As China has made the agricultural sector a top priority, companies that supply the agricultural sector are encouraged by the government to support the use of more efficient, effective, and environmentally friendly fertilizers. Numerous synergies exist through an alliance strategy, including an immediate product upgrade for the conventional producer. For Hanfeng the alliance could provide a lower cost alternative to grow capacity.

Intangible Properties

In order to maintain its competitive edge, Hanfeng established China's first non-government R&D facility in April 2004, Shanghai, China's gateway to highly trained human resources and advanced technology. Staffed by some of China's leading fertilizer researchers and technicians, the R&D centre focuses on developing and patenting new technologies and improving existing technologies to provide value to the China market at a low cost of production, including exclusive China licenses for SCU & slow-release homogenous NPK fertilizers, as well as providing technical support and services to Hanfeng customers and distributors by conducting training programs, field trials and working with some national and local scientific institutions, such as China National Hybrid Rice R&D Center. Hanfeng R&D center also work with major fertilizer companies and national policy making bodies to set fertilizer industry standards for slow and controlled release fertilizers.

In November 2004, Hanfeng signed an Exclusive Technology and Know-how License Agreement with Nu-Gro (the "SCU License Agreement") covering China. The SCU License Agreement enabled Hanfeng to construct and operate its SCU plant in Jiangyan, Jiangsu province, China. Under the SCU License Agreement, Hanfeng is permitted to sell SCU products on a non-exclusive basis in China, as well as other parts of Asia.

Hanfeng acquired an exclusive 10-year right to technology in March 2005 for the production of high-concentration urea-based compound fertilizer by tower granulation. This technology and related know-how was acquired from Shanghai Keyi Fertilizer Engineering Technology Center, a division of the Shanghai Research Institute of Chemical Industry, a Shanghai government entity. The technology was used for the construction of Hanfeng's 100,000 tonnes per annum design capacity NPK plant in Jiangsu province.

In March 2005, Hanfeng filed a patent in China for biodegradable resin-coated slow-release fertilizer technology developed at Hanfeng's R&D centre. The patent covers proprietary coating materials as well as a process to produce resin-coated slow-release fertilizer products. The biodegradable properties of Hanfeng's proprietary resin materials will enable Hanfeng to offer slow-release fertilizer with better environmental qualities than existing resin-coated and polymer-coated products. Hanfeng is considering the options to build a pilot plant in China. Hanfeng may add production capacity for resin-coated products based on the results from this pilot plant.

The acquisition of the NPK plant in Heilongjiang province also included the acquisition of proprietary urease inhibitor slow-release technology and UF (urea formaldehyde) technology, both under China patent protection, which can add slow-release qualities to NPK products.

In December 2006, Hanfeng successfully commercialized its proprietary UF and MU technologies with the tower granulation method to produce slow-release NPK.

2. Hanfeng's Landscape Design & Construction Business

This line of business was discontinued in May 2006.

3. Nursery Products

This line of business was discontinued at the end of 2005. In January 2006, Hanfeng's Eco-nursery and remaining nursery inventories were disposed of. Hanfeng did not continue with the nursery business after the sale of these assets.

III. RISK FACTORS

There are a number of risk factors that could materially affect the business of Hanfeng, which include but are not limited to the risk factors set out below.

A. RISK ASSOCIATED WITH CHINA

Hanfeng's subsidiaries (the "Subsidiaries") carry on their business in China and Hanfeng derives all of its profit from the activities of the Subsidiaries. As such, Hanfeng's results of operations, financial position and prospects are subject to a significant degree to economic, political, social and legal developments in China.

The Chinese economy differs from the economies of most developed countries in a number of respects, including:

- its structure;
- the level of government involvement;
- the level of development;
- the control of foreign exchange; and
- the allocation of resources.

Before its adoption of reform and open door policies beginning in 1978, China was primarily a planned economy. Since that time the Chinese government has been reforming the economic system. Nonetheless, government policies relating to currency conversion, taxation, import restrictions and the trading of imported goods, among others, continue to have a significant impact on the overall economy, as does the presence of the government as a market participant as well as the market regulator. Many of the policy changes initiated since 1978 are unprecedented in China and experimental in nature, and are frequently refined and readjusted. Political and social factors may also lead to further refinements and readjustments. Any changes (i) in Chinese political, economic or social conditions; or (ii) to the current laws and regulations or their interpretation may adversely affect Hanfeng's profitability and prospects.

The Chinese government introduced macro-economic control measures in 2004 in order to try and control the rate of economic growth. Certain measures were put in place to restrict bank lending. There is no assurance that any of the macro-economic control measures already implemented and any that may be implemented in the future will not have an effect, whether direct or indirect, on the operations of Hanfeng. Such macro-economic control measures may have a general adverse impact on the Chinese economy that would, in turn, likely have an adverse impact on Hanfeng.

The following risk factors are risks unique to China that investors should be aware of.

1. Repatriation of Profit and Currency Conversion

Hanfeng earns all of its revenue in RMB. Under current regulations, there is no restriction on foreign exchange conversion on the current account, although any foreign exchange transaction on the capital account is subject to prior approval from the State Administration of Industry and Commerce ("SAFE"). However, even on the current account the RMB is not a freely convertible currency. The Subsidiaries may pay dividends to the Company or pay outstanding current account obligations in foreign exchange but must present the proper documentation to a designated foreign exchange bank in order to do so. There can be no assurance that the availability of foreign currency will be sufficient for the Subsidiaries to pay dividends to the Company or to satisfy their other foreign currency obligations. There is also no guarantee

that foreign exchange control policies will not be changed so as to require government approval to convert RMB into foreign currency on the current account. In addition, failure to obtain approval from SAFE for currency conversion on the capital account may impact on Hanfeng's capital expenditure plans and its ability to expand in accordance with its wishes and objectives.

2. Shareholder's Rights and Enforcement of Judgments

As Chinese legal entities, the Subsidiaries are subject to Chinese company law and regulations. Company law in general and, in particular, provisions for the protection of shareholder's rights and access to information are less developed than those applicable to companies in other countries. Substantially all of Hanfeng's assets, through the Subsidiaries, are located in China. China does not have a treaty with Canada providing for the reciprocal recognition and enforcement of judgments of courts and as such, recognition and enforcement in China of judgments of a Canadian court in relation to any matter not subject to a binding arbitration provision may be difficult or impossible. Although the rights of minority shareholders in the Company would be protected in Canada, judgments rendered against the Company and/or the Subsidiaries would likely not be enforceable in China.

3. Legal System

The PRC legal system is based on written statutes that are often incomplete or drafted ambiguously. Prior court decisions may be cited for reference, but have limited precedential value. There are a limited number of written decisions of the courts available in any event. The body of corporate law that has been developed in China is relatively new. Because of these factors, interpretation and enforcement of these laws involves uncertainties. In addition, many judges in the PRC take a pragmatic view of the law and seek to resolve problems without necessarily enforcing the legal rights of aggrieved parties.

4. Protection of Intellectual Property Rights

Intellectual property rights in China are still developing, and there are uncertainties involved in their protection and the enforcement of such protection. Hanfeng will need to pay special attention to protecting its intellectual property and trade secrets. Failure to do so could lead to the loss of a competitive advantage that could not be compensated by a damages award.

5. Permits and Business Licenses

The Subsidiaries hold various permits, business licences and approvals authorizing their operations and activities, which are subject to periodic review and reassessment by the Chinese authorities. Standards of compliance necessary to pass such reviews change from time to time and differ from jurisdiction to jurisdiction, leading to a degree of uncertainty. If renewals, or new permits, business licenses or approvals required in connection with existing or new facilities or activities, are not granted or are delayed, or if existing permits, business licenses or approvals are revoked or substantially modified, Hanfeng will suffer a material adverse effect. If new standards are applied to renewals or new applications, it could prove costly to Hanfeng to meet any new level of compliance.

6. Appropriation

The Subsidiaries have purchased certain land use rights in China. Under Chinese law, land use rights can be revoked and the tenants forced to vacate at any time when re-development of the land is in the public interest. The public interest rationale is interpreted quite broadly and the process of land appropriation may be less than transparent.

B. TAX PRACTICES

Hanfeng pays income taxes based on a combination of local and federal tax incentives. There can be no guarantee that this favourable tax treatment will continue following the applicable exemption periods, or at all. There has been discussion about removing the tax incentives currently offered to foreign invested enterprises since wholly domestically owned companies do not receive such incentives. In the event that such tax incentives are removed, there is no guarantee that foreign invested enterprises currently taking advantage of the incentives would be grandfathered. An increase in the tax rate to which the Subsidiaries are subject will reduce the net profitability of Hanfeng.

Under current Chinese laws, any dividends Hanfeng may receive from the Subsidiaries are not subject to Chinese tax. There can be no assurance that these dividends would continue not to be subject to tax in the future.

The government of China is currently considering a tax reform, potentially to reduce the overall statutory income rate and have a unified rate for both foreign companies (such as Hanfeng) and private Chinese companies. On March 16, 2007, the proposal was approved by the People's Congress of China. It is possible under the new law, some of the incentives Hanfeng receives will be phased out after a 5 year period.

C. FOREIGN EXCHANGE RISK

As Hanfeng reports financial results in Canadian dollars but earns its revenue in RMB, growth rates reported in Hanfeng's financial statements may be negatively impacted by an increase in the Canadian dollar relative to the RMB.

Although Hanfeng earns all of its revenue in RMB, some purchases are made in US and Canadian dollars. On July 21, 2005, the Chinese government announced the revaluation of RMB, increasing its value by approximately 2.1 % against the U.S. dollar and moving the peg from the U.S. dollar to a basket of currencies. Such a change is believed to be generally positive for Hanfeng since all revenues are earned in RMB and most of its assets are held in RMB. There might be more changes in exchange rates in the future, which may have a negative impact on Hanfeng. International sales made in USD dollars are subject to fluctuation of foreign exchange rate between USD and RMB.

D. RISKS ASSOCIATED WITH EXPANSION

The success of Hanfeng's expansion strategy will depend on a number of factors. There can be no assurance that Hanfeng will be able to achieve planned growth. There can be no assurance that Hanfeng's expansion strategy will be successful, that modifications to its strategy will not be required or that Hanfeng will be able to effectively market and/or manage and enhance profitability. Hanfeng may experience periods of rapid growth including increased staffing levels. Such growth could place a significant strain on its management, operational, financial and other resources. Hanfeng's ability to manage its growth effectively will require it to develop its management information systems capabilities and improve its operational and financial systems. Moreover, Hanfeng will need to train, motivate and manage its employees and attract senior managers and technical professionals. Any failure to expand these areas and implement and improve such systems, procedures and controls in an efficient manner at a pace consistent with Hanfeng's business could have a material adverse effect on Hanfeng's business, financial condition and results of operations.

Hanfeng has targeted the slow and controlled release fertilizer market in China as a new focus for its business. There can be no assurance that this market will develop and, given Hanfeng's limited

experience and operating history in this market, that Hanfeng's investment and efforts in this market will be successful. Failure to succeed in the slow and controlled release fertilizer market in China may adversely affect Hanfeng's future business, financial condition and operating results.

E. FUTURE CAPITAL REQUIREMENTS/CHINESE MONETARY POLICY

Hanfeng's future capital requirements will depend upon many factors, including the expansion of its sales and marketing efforts and the status of competition, if any. There can be no assurance that any additional financing will be available to Hanfeng on acceptable terms, or at all. Lending may be obtained from Canadian banks, Chinese banks or other debt markets.

The Company has loans outstanding, including revolving credit facilities subject to annual renewal. There is no assurance that the Company's business will generate sufficient cash flow from operations in the future to service its debt and make necessary capital expenditures, in which case the Company may seek additional financing, dispose of certain assets or seek to refinance some or all of its debt. There is no assurance that renewal of the revolving line of credit or obtaining additional financing, refinancing or asset disposals could be effected, if at all, on satisfactory terms. This could materially adversely affect the Company's financial position.

Although Chinese banks are in the midst of reform, the basis on which they can lend money is not transparent and they do not often lend money to foreign invested enterprises. Obtaining financing from a Chinese bank will, to a certain extent, involve leveraging personal relationships. There is no guarantee that Hanfeng will have the right relationships if and when it requires further financing. Recently the Chinese government has articulated the need to try and control the rate of economic growth in China and has set out stricter lending policies. This too could affect Hanfeng's ability to obtain future bank financing.

If additional funds are raised by issuing equity securities, further dilution to the existing stockholders may result. If adequate funds are not available, Hanfeng may be required to delay, scale back or eliminate its programs. Accordingly, the inability to obtain such financing could have a material adverse effect on Hanfeng's business, financial condition and results of operations.

F. DEPENDENCE ON KEY PERSONNEL

Due to the specialized and sophisticated nature of Hanfeng's business, it is highly dependent on the continued service of, and on its ability to attract and retain, qualified technical, marketing and managerial personnel, particularly highly skilled fertilizer and equipment engineers and technicians involved in the development of new products and processes and test technicians involved in the quality of existing products. This is a particular concern in China for a number of reasons. First, intellectual property rights are not as well protected or highly valued in China as in other countries, and it is not uncommon for employees to take trade secrets and confidential information with them to new employers. This could have a devastating impact on Hanfeng's competitiveness. Second, when senior managers quit or are terminated, it is not uncommon for the employees they supervised to leave with them, taking significant institutional knowledge. Finally, with the growth of China's economy has come new-found mobility for employees such that many employees switch jobs on a regular basis. Hanfeng will need to provide incentives to retain its key personnel and such incentives could decrease profit.

G. COMPETITION

Hanfeng expects to encounter competition from other entities having a business objective similar to its own. Many of these entities are well established and have extensive experience in connection with identifying and effecting business acquisitions directly or through affiliates. Many of these competitors

possess greater financial, technical, personnel and other resources than Hanfeng and there can be no assurance that Hanfeng will have the ability to compete successfully. Competitors may introduce technological innovation in Hanfeng's business, resulting in increased competitive pressures. Hanfeng's financial resources will be relatively limited when contrasted with those of many of their competitors. Although Hanfeng's projections assume that the industry will generate competition, there can be no assurances on how any level of competition may impact the future revenues of Hanfeng. China can be a fiercely competitive market and small price differentials between otherwise competitive goods and services can make an enormous difference to the consumer.

H. ENVIRONMENTAL REGULATION

Hanfeng's operations are subject to various environmental laws which regulate matters such as health, safety, treatment of waste and land use. Failure to comply with applicable laws, regulations and licensing requirements may result in enforcement actions thereunder. Penalties could include suspension or revocation of necessary licenses or permits, civil liability or the imposition of fines. The cost of compliance, remediation or liability could materially affect future operating results. Furthermore, the operational or financial impact of new or amended laws or regulations cannot be predicted and could have a material adverse impact on Hanfeng's financial condition and operating results.

I. OPERATING PLANT RISK

Hanfeng's manufacturing plants are in the early stages of development and use, and have short operating histories. There is a risk that Hanfeng's manufacturing plants may not be profitable or successful. There can be no assurance that the production lines at Hanfeng's plant under construction will commence commercial operation on schedule or at all, or that Hanfeng's existing fertilizer plants will operate at planned operating capacity. There are many risks associated with operating facilities, including the ability to secure raw materials and components, utility prices, the failure or substandard performance of equipment, hiring and maintaining a productive and reliable workforce, labour disputes, natural disasters, suspension of operations and compliance with existing and new governmental statutes, regulations and policies. The occurrence of material operational problems, including but not limited to the events described above, could have a material adverse effect on Hanfeng's business, financial condition and results of operations.

J. INSURANCE

Hanfeng maintains property and casualty insurance on certain of its assets and directors and officers' liability insurance. However, not all risks are covered by insurance, and no assurance can be given that insurance will be consistently available or will be consistently available on an economically feasible basis. Hanfeng may also elect not to be insured against certain liabilities due to high premium costs or for other reasons. Furthermore, although Hanfeng maintains insurance against such claims and in such amounts it considers adequate, there can be no assurance that such insurance policies will be sufficient to cover each and every claim or loss involving Hanfeng. In the event Hanfeng was to suffer an uninsured loss, its business, financial condition and results of operations could be materially adversely affected.

K. SHARE PRICE VOLATILITY

The market price of the Common Shares is likely to be highly volatile and may be significantly affected by factors such as actual or anticipated fluctuations in Hanfeng's operating results, announcements of technological innovations, changes in estimates or analysis by securities analysts, new contracts by Hanfeng, its competitors or their customers, government regulatory action, general market conditions and other factors.

L. MATERIALS AND PRODUCT PRICE VOLATILITY

Various commodity raw materials are used in the products manufactured by Hanfeng. Commodity prices are subject to volatile price changes resulting from a variety of factors including international economic trends, global and regional demand, interest rates and global and regional consumption patterns. Accordingly, Hanfeng is exposed to market risk from fluctuating market prices of certain commodity raw materials. There is also a risk that market prices of other inputs required for Hanfeng's business, such as electricity and natural gas, may fluctuate, exposing Hanfeng to market risk. In addition, if temporary shortages due to disruptions in supply caused by weather, transportation, production delays or other factors require Hanfeng to secure its raw materials or other inputs from other sources than its current supplier, there can be no assurance that Hanfeng will be able to do so on terms as favourable as its current terms or at all.

Hanfeng's financial performance is also linked to the selling prices of its products. Historically, prices for fertilizer products have been volatile. The price at which Hanfeng sells its slow and controlled release fertilizer products and other products could fall or fluctuate unpredictably in the event of changes in industry supply and demand conditions. Hanfeng is not able to predict future market conditions and selling prices of its products with any certainty. Any price volatility in raw materials, other inputs, or in Hanfeng products may have a material adverse effect on Hanfeng's business results of operations, cash flow and its ability to satisfy its debt obligations and capital expenditure requirements. There is a potential risk that the Chinese government may impose price controls on Hanfeng's products, which could have a material adverse effect on Hanfeng's results of operations.

M. RELIANCE ON THE CHINESE MARKET

Currently most of Hanfeng's products and services are sold in China, and it is anticipated that this will continue to be the case. Any events resulting in an adverse impact on the Chinese economy will have an adverse effect on Hanfeng's profitability and prospects unless it is able to divert its sales to markets outside China.

N. FAILURE OF BUSINESS PLAN

While management of Hanfeng has developed a business plan, there can be no assurance that this plan will succeed in whole or in part.

It is also possible that if the Chinese economy stops growing at the rate it has been, government programs for urban greening might be cancelled or scaled back. If this were to happen, a significant source of Hanfeng's revenue would be lost.

O. KEY RELATIONSHIPS

To date, the success of Hanfeng has been, in part, dependent on personal and corporate relationships with government officials. The alteration or termination of these relationships could have an impact on the future success of Hanfeng.

P. WEATHER CONDITIONS AND NATURAL DISASTERS

Weather conditions affect the demand for Hanfeng's products and the availability of raw materials and other inputs. For example, weather conditions such as floods, drought or frost can cause crop failures which in turn affect the demand for fertilizer. The occurrence of any such event may adversely affect Hanfeng's business, financial condition and results of operations.

Q. INTEREST RISK

Hanfeng is exposed to interest risk arising from its bank loans. Unfavourable changes in the applicable interest rate may result in an increase in interest expense.

R. MARKETING AND DISTRIBUTION EXPERTISE AND DEPENDENCE ON THIRD PARTIES

Achieving market success will require substantial marketing efforts and the expenditure of significant funds to inform potential customers, including third party distributors, of the distinctive characteristics and benefits of Hanfeng's products and services. Hanfeng's long-term success may also depend, to a significant extent, on its ability to expand its present internal marketing organization. Hanfeng will, among other things, have to attract and retain experienced marketing and sales personnel. No assurance can be given that Hanfeng will be able to attract and retain qualified or experienced marketing and sales personnel or that any efforts undertaken by such personnel will be successful.

S. CONTROL BY MANAGEMENT

Management currently has significant aggregate stock ownership and has effective control, with the ability to perpetuate their status as officers and directors and therefore conduct the business and affairs of Hanfeng. While the rights of minority shareholders would be protected in Canada, judgments rendered against the Company and/or the Subsidiaries would likely not be enforceable in China.

T. SEASONALITY

Hanfeng is exposed to some seasonality risk due to factors including, but not limited to, the nature of its products, weather conditions, and the buying patterns of major customers. These potential seasonality factors should also be considered together with the growth of the business. While some factors are not within its control, Hanfeng can mitigate the risk by negotiating purchasing times with major customers and establishing a sales network across the country to cover different regions and weather conditions.

U. CREDIT RISKS

To the extent that customers delay, reduce or cancel orders or are unable or refuse to pay for products and services purchased from Hanfeng in a timely fashion or at all, Hanfeng's business, financial condition and results of operations could be adversely affected.

IV. GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of the Company consists of an unlimited number of Common Shares and an unlimited number of preference shares issuable in series. As at December 31, 2006, there were 48,137,853 Common Shares outstanding, unexercised options to purchase 825,000 Common Shares, outstanding warrants to purchase 55,054 Common Shares and no preference shares issued and outstanding. Note 9 to the Company's annual consolidated financial statements as at December 31, 2006 is hereby incorporated by reference.

A. COMMON SHARES

The holders of Common Shares are entitled to one vote per share at meetings of the shareholders of the Company, and to receive dividends if, as and when declared by the Board of Directors of the Company. Holders of Common Shares will participate, *pro rata*, to their holding of Common Shares, in any distribution of the assets of the Company upon its liquidation, dissolution or winding-up.

B. PREFERENCE SHARES

The preference shares may be issued from time to time in one or more series. The Board of Directors of the Company shall fix before issue the number of, the consideration per share of, the designation of, and the provisions attaching to, the shares of each series. The preference shares of each series rank on a parity with the preference shares of every other series and are entitled to preference over the Common Shares and any other shares ranking junior to the preference shares with respect to the payment of dividends and distribution of assets in the event of liquidation, dissolution or winding up of the Company. If any cumulative dividends or amounts payable on a return of capital are not paid in full, the preference shares of all series participate rateably in accordance with the amounts that would be payable on such shares if all such dividends were declared and paid in full or the sums which would be payable on such shares on the return of capital if all amounts so payable were paid in full, as the case may be.

V. DIVIDENDS

Since December 31, 2001, the Company has not paid any cash dividends. The Company does not currently have a policy with respect to the payment of dividends. For the foreseeable future, the Company anticipates that it will retain future earnings and other cash resources for the operation and development of its business. The payment of dividends in the future will depend on earnings, if any, and the Company's financial condition and such other factors as the directors of the Company consider appropriate.

VI. MARKET FOR SECURITIES

A. TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the Toronto Stock Exchange, under the symbol "HF". The following table sets forth information relating to the trading of the Common Shares for the periods indicated.

Month	High ($)	Low ($)	Close ($)	Volume (shares)
December 2006	$ 4.40	$ 4.05	$ 4.23	904,653
November 2006	$ 4.75	$ 4.09	$ 4.15	2,927,621
October 2006	$ 4.40	$ 3.61	$ 4.17	1,899,024
September 2006	$ 3.75	$ 3.15	$ 3.59	1,671,731
August 2006	$ 4.01	$ 3.10	$ 3.33	1,481,311
July 2006	$ 3.90	$ 3.36	$ 3.80	1,185,529
June 2006	$ 3.85	$ 3.05	$ 3.35	2,058,105
May 2006	$ 4.09	$ 3.15	$ 3.60	4,735,307
April 2006	$ 4.19	$ 3.51	$ 3.65	3,132,077
March 2006	$ 4.60	$ 3.15	$ 4.14	9,485,340
February 2006	$ 3.20	$ 2.86	$ 3.20	1,733,024
January 2006	$ 3.25	$ 2.48	$ 3.12	7,193,604

VII. DIRECTORS AND OFFICERS

The names and provinces and countries of residence of the directors and executive officers of the Company, positions held by them with the Company and their principal occupations for the past five years are as set forth below.

Name and Place of Residence of Directors and Executive Officers	Current Office with the Company	Principal Occupation[(1)]	Director Since
Xinduo Yu[(3)] Toronto, Ontario, Canada	Chief Executive Officer & President	Chief Executive Officer and President of the Company	June 2003
Graham Warren[(2)] Toronto, Ontario, Canada	Director	President, Graham C. Warren Consulting (consulting)	June 2003
David Reburn[(2)(3)] Salford, Ontario, Canada	Director	Director of Sales, Perfectly Natural Solutions Inc. (natural fertilizer company)	June 2003
Joanne Yan[(3)] Vancouver, British Columbia, Canada	Director	President, Red Dragon Resources Corporation. (mining exploration company)	June 2004
Robert J. Beutel Toronto, Ontario, Canada	Director and Chairman of the Board	President, Oakwest Corporation Ltd. (investment holding company)	January 2005
David Thomson[(2)] Toronto, Ontario, Canada	Director	Retired executive	August 2005
Kim Oishi Toronto, Ontario, Canada	Director	Chief Financial Officer of Hanwei Energy Services Corp.	March 2006
Haiying Madeline Yu Toronto, Ontario, Canada	Chief Financial Officer	Chief Financial Officer of the Company	
Lei Li Toronto, Ontario, Canada	Executive Vice President	Executive Vice President of the Company	
Ross McKee[(4)] Toronto, Ontario, Canada	Corporate Secretary	Partner, Blake, Cassels & Graydon LLP (law firm)	

Notes:

(1) During the past five years each of the foregoing directors and senior officers has been engaged in the principal occupation shown opposite his or her name, except as follows: prior to 2003, Mr. Xinduo Yu was the sole director and officer of Dalian Hanfeng; prior to January 2006, Ms. Yan was Vice President and Corporate Secretary, Golden China Resources Corp. and Vice-President of its predecessor, APAC Minerals Inc., and prior to March 2006 was CFO and Director of Virtual China Travel Services Co. Ltd.; prior to 2003, Mr. Beutel was the Vice-President of Oakwest Corporation Ltd.; Mr. Thomson was formerly President of Great West Life Properties until his retirement in 2004; from September to November 2004, Mr. Oishi was Vice-President, Corporate Finance of the Company, then from November 2004 until March 2006, President of the Company; prior to 2004, Mr. Oishi was a self-employed consultant; prior to 2003, the CEO of Internet Sheriff Technology; and since January 2007, the CFO of Hanwei Energy Services Corp.; prior to 2004, Ms. Yu was a Senior Accountant at KPMG LLP.

(2) Member of the Company's Audit Committee.

(3) Member of the Company's Compensation Committee.

(4) Mr. McKee's law firm, Blake, Cassels & Graydon LLP, provides legal services to Hanfeng Evergreen Inc. in the ordinary course of its business, at its usual rates.

As at March 28, 2007 the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 13,246,474 Common Shares, representing 28% of the total number of outstanding Common Shares.

Each director will hold office until the next annual meeting of shareholders or until they are removed or their successors are elected or appointed in accordance with applicable law and the by-laws of the Company.

VIII. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

In 2004, Hanfeng had an interest-free loan outstanding from Mr. Xinduo Yu in the amount of 4,969,026 RMB ($730,739) ($776,047 as shown on the December 31, 2003 balance sheet at the then current exchange rate). This loan was repaid in full by Hanfeng as at December 31, 2004, primarily in cash. A portion equal to 620,000 RMB ($97,497) was repaid by Hanfeng transferring ownership to Mr. Yu of a unit in a high-rise building in Dalian, China. The unit had been acquired by Hanfeng previously and was now superfluous. Hanfeng and Mr. Yu agreed that the unit would be transferred at its fair market value, as independently assessed. An independent valuator determined the value of the unit was 620,000 RMB ($97,497) as of December 2004. The transfer was carried out effective December 31, 2004 as part of repaying the loan.

IX. TRANSFER AGENT AND REGISTRAR

The Company's registrar and transfer agent for its Common Shares is Equity Transfer & Trust Company at its principal offices in Toronto, Canada.

X. EXPERTS

The Company's audited consolidated financial statements for the financial years ended December 31, 2006 and 2005 were audited by KPMG LLP, Chartered Accountants.

XI. AUDIT COMMITTEE

A. COMPOSITION OF AUDIT COMMITTEE

The Audit Committee is composed of:

Graham Warren (Chair)
David Reburn
David Thomson

The Board of Directors has determined that each of the Audit Committee members is independent and financially literate within the meaning of Multilateral Instrument 52-110 - *Audit Committees*.

B. RELEVANT EDUCATION AND EXPERIENCE

Graham Warren

Mr. Warren is a Certified Management Accountant. Mr. Warren is the President of Graham C. Warren Consulting, a private financial and management service consulting practice. Mr. Warren has 20 years of experience in small to medium sized businesses in the environmental, resource, biotech, manufacturing,

service and software sectors. His experience as chief financial officer or director of both private and public companies has given him an understanding of financial statements, reporting and internal controls. Mr. Warren also serves as CFO of Exile Resources and as CFO and Director of Active Control Technology, both listed on the TSXV. In addition Mr. Warren is the Chairman of the audit committee for The Opimian Society.

David Reburn

Mr. Reburn has 17 years experience in senior management positions, and is currently the Director of Sales Perfectly Natural Solutions Inc, a natural products company and has 40 years of sales and marketing experience in the fertilizer and chemical industry. Mr. Reburn has worked for fertilizer companies such as CIL and was responsible for pioneering the sale of Nu-Gro Corp. and Vigoro Corp. fertilizers into the Chinese markets. Mr. Reburn has been the Vice President of two major fertilizer and one major absorbent/filtration companies.

David Thomson

Mr. Thomson has over 30 years of experience in real estate management and development, having served as President of Great West Life Properties from 1988 to 2004 and as the Vice President of Oxford Development Group prior to 1988. Mr. Thomson also has several years of government experience, including four years as Special Assistant to former Prime Minister Trudeau. He brings to Hanfeng his knowledge of financial and debt markets as well as his expertise in managing projects and large organizations.

C. AUDIT COMMITTEE CHARTER

The text of the Audit Committee Charter is set out in Appendix "A" to this Annual Information Form.

D. PRE-APPROVAL POLICY

The Company has in place a pre-approval policy which provides for the Audit Committee's approval of any non-audit services to be rendered by the outside auditors. The Audit Committee is required to consider whether the provision of non-audit services is compatible with maintaining the outside auditors' independence, including, but not limited to, the nature and scope of the specific non-audit services to be performed and whether the audit process would require the outside auditors to review any advice rendered by the outside auditors in connection with the provision of non-audit services.

E. External Auditor Service Fees

The Company paid the following fees to its external auditors for the periods indicated:

Audit Fees

Hanfeng will be paying $180,000 to its external auditor for the 2006 financial year audit. Hanfeng paid $210,861 to its external auditor for audit services for the 2005 financial year.

Audit-Related Fees

Hanfeng paid $99,081 to its external auditors for audit-related fees for the 2006 financial year which included quarterly review fees. In 2005, Hanfeng was billed $191,729 by its external auditor for audit-related fees, of which $107,467 was related to quarterly review and $84,262 was prospectus related.

Tax Fees

Hanfeng paid its external auditor $9,630 for tax return preparation service for the 2005 financial year. As at March 27, 2007, the external auditor has billed $1,992 for tax related services for 2006 financial year.

Other fees

Hanfeng paid $10,000 for the reorganization service provided by its external auditor in 2006. In 2005, Hanfeng paid $5,350 EDC loan related fees to its external auditor.

XII. ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Company's management proxy circular for its most recent annual meeting of shareholders held on June 22, 2006. Additional financial information is provided in the Company's comparative financial statements for the financial year ended December 31, 2006, and management's discussion and analysis ("MD&A") of such financial results. Additional information relating to the Company may be found on SEDAR at www.sedar.com.

APPENDIX A

AUDIT COMMITTEE CHARTER

PURPOSE

The Audit Committee (the "Committee") is appointed by the Board of Directors (the "Board") of Hanfeng Evergreen Inc. (the "Company"). The primary function of the Committee is to assist the Board in fulfilling its oversight responsibilities, primarily through:

1. overseeing management's conduct of the Company's financial reporting process and systems of internal accounting and financial controls;
2. monitoring the independence and performance of the Company's outside auditors; and
3. providing an avenue of communication among the outside auditors, management and the Board.

COMPOSITION

1. The Committee shall have at least three (3) members at all times, each of whom must be independent of management, as well the Company and each of its affiliates. A member of the Committee shall be considered independent if:
    a) in the sole discretion of the Board, it is determined that he or she has no relationship that may interfere with the exercise of his or her independent judgment; and
    b) he or she meets the applicable stock exchange or other regulatory requirements regarding the independence of audit committee members.
2. If any member of the Committee develops a "conflict of interest" (as that term is defined in an applicable stock exchange or other regulatory requirement), that member shall have an affirmative obligation to promptly disclose such relationship to the Board.
3. No member of the Committee shall accept any consulting, advisory or other compensatory fee from the Company other than in connection with serving on the Committee or as a member of the Board.
4. All members of the Committee shall have a practical knowledge of finance and accounting and be able to read and understand fundamental financial statements or be able to do so within a reasonable period of time after appointment to the Committee.
5. At least one member of the Committee shall have accounting or related financial management expertise, as the Board interprets such qualification in its business judgment.
6. Each member of the Committee shall be appointed by the Board and shall serve until the earlier to occur of the date on which he or she shall be replaced by the Board, resigns from the Committee, or resigns from the Board.

MEETINGS

1. The Committee shall meet as frequently as circumstances dictate, but no less than four times annually. The Board shall name a chairperson of the Committee, who shall prepare and/or approve an agenda in advance of each meeting. A majority of the members of the Committee shall constitute a quorum. The Committee shall maintain minutes or other records of meetings and activities of the Committee.
2. The Committee shall, through its chairperson, report regularly to the Board following the meetings of the Committee, addressing such matters as the quality of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the performance and independence of the outside auditors, the performance of the internal audit function or other matters related to the Committee's functions and responsibilities.

RESPONSIBILITIES AND DUTIES

The Committee's principal responsibility is one of oversight. The Company's management is responsible for preparing the Company's financial statements and the outside auditors are responsible for auditing and/or reviewing those financial statements.

While the Committee has the powers and responsibilities set forth in this charter, it is not the responsibility of the Committee to plan or conduct audits or to determine that the Company's financial statements present fairly the financial position, the results of operations and the cash flows of the Company, in conformity with Canadian generally accepted accounting standard. This is the responsibility of management and the outside auditors. In carrying out these oversight responsibilities, the Committee is not providing any expert or special assurance as to the Company's financial statements or any professional certification as to the outside auditors' work.

The Committee's specific responsibilities are as follows:

General

1. The Committee shall have the power to conduct or authorize investigations into any matters within the Committee's scope of responsibilities. The Committee shall have unrestricted access to members of management and other employees of the Company, as well as all information relevant to the carrying out of its responsibilities.
2. The Committee shall, with the assistance of management, the outside auditors and legal counsel, as the Committee deems appropriate, review and evaluate, at least annually, the Committee's:
   a) charter;
   b) powers and responsibilities; and
   c) performance.
3. The Committee shall report and make recommendations to the Board with respect to the foregoing, as appropriate.
4. The Committee shall ensure inclusion of its then-current charter in the proxy statement for the Company's annual meetings of shareholders, in accordance with the regulations of the applicable stock exchange or other regulatory requirements.
5. The Committee shall prepare annual Committee reports for inclusion in the proxy statements for the Company's annual meetings, as required by the applicable stock exchange or other regulatory requirements.
6. The Committee shall, in addition to the performance of the duties described in this charter, undertake such additional duties as from time to time may be:
   a) delegated to it by the Board;
   b) required by law, a stock exchange or other regulatory authority; or
   c) deemed desirable, at the Committee's discretion, in connection with its functions described in this charter.
7. The Committee shall be empowered to retain, at the Company's expense, independent counsel, accountants or other advisors for such purposes as the Committee, in its sole discretion, determines to be appropriate to carry out its responsibilities. The Company will provide appropriate funding, as determined by the Committee, for payment of compensation to the independent auditor for the purpose of rendering or issuing an audit report and to any advisors employed by the Committee.

Internal Controls and Risk Assessment

1. The Committee shall review annually, with management and the outside auditors, if deemed appropriate by the Committee, the effectiveness of or weaknesses in the Company's internal controls,

including computerized information system controls and security, the overall control environment and accounting and financial controls.

2. The Committee shall obtain from the outside auditors their recommendations regarding internal controls and other matters relating to the accounting procedures and the books and records of the Company.
3. The Committee shall establish procedures for:
   a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and
   b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.
4. The Committee shall review major financial risk exposures and the guidelines and policies which management has put in place to govern the process of monitoring, controlling and reporting such exposures.

Outside Auditors; Their Performance and Independence

1. The outside auditors are ultimately accountable to the Board and the Committee, as the representatives of the shareholders of the Company. The Committee shall evaluate and recommend to the Board the selection and, where appropriate, the replacement of the outside auditors. The Committee shall recommend to the Board the outside auditors to be proposed for shareholder approval in any proxy statement.
2. The Committee shall:
   a) confer with the outside auditors concerning the scope of their examinations of the books and records of the Company and its subsidiaries;
   b) review the scope, plan and procedures to be used on the annual audit, as recommended by the outside auditors;
   c) review the results of the annual audits and interim financial reviews performed by the outside auditors, including:
      (1) the outside auditors' audit of the Company's annual financial statements, accompanying footnotes and its report thereon;
      (2) any significant changes required in the outside auditors' audit plans or scope;
      (3) any material differences or disputes with management encountered during the course of the audit (the Committee to be responsible for overseeing the resolution of such differences and disputes);
      (4) any material management letter comments and management's responses to recommendations made by the outside auditors in connection with the audit;
      (5) matters required to be discussed by Statement on Auditing Standards No. 61, as amended (Communications with Audit Committees), relating to the conduct of the audit;
   d) authorize the outside auditors to perform such supplemental reviews or audits as the Committee may deem desirable; and
   e) obtain from the outside auditors assurance that they have complied with any applicable stock exchange or other regulatory requirements.
3. The Committee shall inquire into any accounting adjustments that were noted or proposed by the outside auditors but were "passed" as immaterial or otherwise.
4. The Committee shall inquire as to any matters that were referred to the outside auditors' national office relating to accounting policies and/or financial statement disclosure within the Company's financial statements and, to the extent deemed appropriate, request an opportunity to address such issues directly with a representative of such national office.
5. Pre-approval by the Committee shall be required with respect to the fees for all audit and other services performed by the outside auditors as negotiated by management.

6. The Committee's approval of any non-audit services to be rendered by the outside auditors must be obtained in advance of engaging the outside auditors to render such services. The Committee shall not approve the engagement of the outside auditors to render non-audit services prohibited by law or rules and regulations promulgated by an applicable stock exchange or other regulatory authority. The Committee shall consider whether the provision of non-audit services is compatible with maintaining the outside auditors' independence, including, but not limited to, the nature and scope of the specific non-audit services to be performed and whether the audit process would require the outside auditors to review any advice rendered by the outside auditors in connection with the provision of non-audit services.
7. The Committee shall receive from the outside auditors on a periodic basis a formal written statement delineating all relationships between the outside auditors and the Company, regarding relationships and services, which may impact the objectivity and independence of the outside auditors, and other applicable standards. The statement shall include a description of all services provided by the outside auditors and the related fees. The Committee shall actively engage in a dialogue with the outside auditors regarding any disclosed relationships or services that may impact the objectivity and independence of the outside auditors and shall evaluate, after gathering information from management, and other Board members, the performance of the outside auditors and recommend that the Board take action to satisfy itself of the independence of the outside auditors.
8. The Committee shall establish written hiring policies for current and former employees of the outside auditors.
9. The Committee shall consider whether it is appropriate to adopt a policy of insisting upon the rotation of the outside auditors' lead audit partner or rotating the outside auditors on a periodic basis. Based upon its evaluation, the Committee shall take, or recommend that the Board take, appropriate action to monitor the independent status of the outside auditors.

Financial Reporting

1. The Committee shall review and discuss with the outside auditors and management the Company's audited annual financial statements that are to be included in the Company's annual report and the outside auditors' opinion with respect to such financial statements, including reviewing the nature and extent of any significant changes in accounting principles or the application of such accounting principles; and determine whether to recommend to the Board that the financial statements be included in the Company's annual report for filing with an applicable stock exchange or other regulatory authority.
2. The Committee shall review and discuss with the outside auditors and management, and require the outside auditors to review, the Company's interim financial statements to be included in the Company's quarterly reports prior to filing such reports with an applicable stock exchange or other regulatory authority. The Committee shall review and discuss:
    a) the existence of significant estimates and judgments underlying the financial statements, including the rationale behind those estimates as well as the details on material accruals and reserves and the Company's accounting principles;
    b) all critical accounting policies identified to the Committee by the outside auditors;
    c) major changes to the Company's accounting principles and practices, including those required by professional or regulatory pronouncements and actions, as brought to its attention by management and/or the outside auditors; and
    d) material questions of choice with respect to the appropriate accounting principles and practices to be used in the preparation of the Company's financial statements, as brought to its attention by management and/or the outside auditors.
3. The Committee shall review and discuss the Company's disclosure under "Management's Discussion and Analysis" included in any annual or quarterly report, or other report or filing filed with an applicable stock exchange or other regulatory authority.

4. The Committee shall discuss generally with management earnings press releases of the Company, as well as financial information and earnings guidance provided by the Company to analysts and rating agencies.
5. The Committee shall review and discuss with outside auditors any related party transactions and relationships that could enable the negotiation of terms on other than an independent, arms -length basis.
6. The Committee shall discuss with the outside auditors any item not reported as a contingent liability or loss in the Company's financial statements as a result of a determination that such item does not satisfy a materiality threshold. The Committee shall review with the outside auditors the quantitative and qualitative analysis applied in connection with such assessment of materiality, including, without limitation, the consistency of such assessment with the requirements.
7. The Committee shall review and consider other matters in relation to the financial affairs of the Company and its accounts, and in relation to the internal and external audit of the Company as the Committee may, in its discretion, determine to be advisable.
8. The Committee shall meet at least annually with management, and the outside auditors in separate executive sessions to discuss any matters that the Committee or each of these groups believes should be discussed privately.

Compliance with Laws, Regulations and Policies

1. The Committee shall review with management actions taken to ensure compliance with any code or standards of conduct for the Company which may be established by the Board.
2. The Committee shall review with the Company's legal counsel any legal compliance matters, including securities trading practices and any other legal matters that could have a significant, adverse impact on the Company's financial statements.
3. The Committee shall review with the Company's counsel and others any federal, tax or regulatory matters that may have a material impact on the Company's operations and the financial statements, related Company compliance programs and policies, and programs and reports received from regulators, and shall monitor the results of the Company's compliance efforts.
4. The Committee shall periodically review the rules promulgated by the applicable stock exchange or other regulatory authority relating to the qualifications, activities, responsibilities and duties of audit committees and shall take, or recommend that the Board take, appropriate action to comply with such rules.

EQUITY
TRANSFER & TRUST COMPANY

Michael Lee
Account Manager, **Client Services**
Telephone: 416.361.0930 ext236
mlee@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

March 16, 2007

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: HANFENG EVERGREEN INC.
Notice of Record and Meeting Date

We are pleased to confirm that Notice of Record and Meeting Date was sent to The Canadian Depository for Securities.

We advise the following with respect to the *Annual* Meeting of Shareholders for the subject company.

1. CUSIP – 410347 10 8
2. Date Fixed for the Meeting – May 17, 2007
3. Record Date For Notice – April 10, 2007
4. Record Date For Voting –April 10, 2007
5. Beneficial Ownership Determination Date – April 10, 2007
6. Classes or Series of Securities that entitle the holder to receive Notice of the Meeting - Common Shares
7. Classes of Series of Securities that entitle the holder to vote at the meeting - Common Shares
8. Business to be conducted at the meeting – Annual

Yours Truly,
EQUITY TRANSFER & TRUST COMPANY

Michael Lee

Consolidated Financial Statements
(Expressed in Canadian dollars)

HANFENG EVERGREEN INC.

Years ended December 31, 2006 and 2005

KPMG

KPMG LLP
Chartered Accountants
Suite 3300 Commerce Court West
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2
Canada

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Hanfeng Evergreen Inc. as at December 31, 2006 and 2005 and the consolidated statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Toronto, Canada

February 23, 2007

HANFENG EVERGREEN INC.

Consolidated Balance Sheets
(Expressed in thousands of Canadian dollars)

December 31, 2006 and 2005

	2006	2005
Assets		
Current assets:		
Cash	$ 2,104	$ 1,651
Term deposit	316	309
Accounts receivable	5,394	1,804
Prepaid inventory and deposits (note 2)	11,636	8,965
Inventories	9,555	1,291
Assets held for sale	-	8,662
	29,005	22,682
Deferred financing cost	294	174
Deferred development costs (note 3)	532	335
Intangible assets (note 4)	1,104	1,153
Construction in progress	16,679	37,368
Property, plant and equipment (note 5)	60,458	8,379
	$ 108,072	$ 70,091
Liabilities and Shareholders' Equity		
Current liabilities:		
Loans payable (note 7)	$ 13,492	$ 3,570
Accounts payable and accrued liabilities	2,897	2,028
Advance from customers	1,607	102
Income taxes payable	73	652
	18,069	6,352
Long-term debt (note 7)	4,874	–
Minority interest (note 8)	-	621
Shareholders' equity:		
Share capital (note 9):		
Common shares	44,417	32,776
Contributed surplus (note 9)	1,024	1,725
Cumulative translation adjustment	(4,530)	(7,700)
Retained earnings (note 10)	44,218	36,317
	85,129	63,118
Commitments (note 14)		
Subsequent events (note 18)		
	$ 108,072	$ 70,091

See accompanying notes to consolidated financial statements.

On behalf of the Board:

"Graham Warren" Director "Robert Beutel" Director

HANFENG EVERGREEN INC.

Consolidated Statements of Income and Retained Eamings
(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2006 and 2005

	2006	2005
Sales	$ 59,849	$ 11,503
Cost of goods sold	47,704	7,873
Gross profit	12,145	3,630
Expenses:		
Selling	582	307
General and administrative	2,356	1,698
Write-off of deferred financing cost	126	–
Amortization	750	142
Loss on disposal of property, plant and equipment	61	–
Research and development (note 3)	603	811
Loss (gain) on foreign exchange	(20)	19
Stock-based compensation (note 9)	142	448
	4,600	3,425
Operating income	7,545	205
Interest expense	473	230
Income (loss) from continuing operations before minority interest	7,072	(25)
Minority interest	–	(112)
Net income (loss) from continuing operations	7,072	(137)
Net income from discontinued operations (note 13)	829	9,969
Net income	7,901	9,832
Retained earnings, beginning of year	36,317	26,485
Retained earnings, end of year	$ 44,218	$ 36,317
Income per share from continuing operations (note 9):		
Basic	$ 0.15	$ –
Diluted	0.15	–
Income per share from discontinued operations (note 9):		
Basic	0.02	0.24
Diluted	0.02	0.24
Income per share (note 9):		
Basic	0.17	0.24
Diluted	0.17	0.24

See accompanying notes to consolidated financial statements.

HANFENG EVERGREEN INC.

Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)

Years ended December 31, 2006 and 2005

	2006	2005
Cash provided by (used in):		
Operating activities:		
Net income (loss) from continuing operations	$ 7,072	$ (137)
Items not involving cash:		
Amortization	2,182	684
Write-off of deferred financing cost	126	–
Loss on disposal of property, plant and equipment	61	–
Minority interest	–	112
Stock-based compensation	142	448
	9,583	1,107
Change in non-cash operating working capital (note 16)	(18,363)	(8,863)
Cash used in operating activities of continuing operations	(8,780)	(7,756)
Cash provided by (used in) operating activities of discontinued operations	(571)	23,792
	(9,351)	16,036
Financing activities:		
Decrease (increase) in term deposit	(7)	4
Proceeds from loans payable	15,214	–
Repayments of loans payable	(5,837)	(523)
Shares issued for cash	9,694	17,750
Share issuance cost paid	–	(2,060)
Cash paid for financing cost	(428)	(15)
Decrease in shareholder loan	–	(35)
	18,636	15,121
Investing activities:		
Acquisition of property, plant and equipment and intangible assets	(18,037)	(34,292)
Deferred development costs	(176)	(225)
Proceeds from disposal of property, plant and equipment	16	–
Cash used in investing activities of continuing operations	(18,197)	(34,517)
Acquisition of property, plant and equipment	–	(552)
Proceeds from disposition	9,375	1,851
Cash provided by investing activities of discontinued operations	9,375	1,299
	(8,822)	(33,218)
Effect of exchange rate changes on cash	(10)	(306)
Increase (decrease) in cash	453	(2,367)
Cash, beginning of year	1,651	4,018
Cash, end of year	$ 2,104	$ 1,651

Supplemental cash flow information (note 16)

See accompanying notes to consolidated financial statements.

The Company was incorporated under the Canada Business Corporations Act on December 6, 1996. It provides fertilizer for the agricultural market in China.

1. **Significant accounting policies:**

(a) Basis of presentation:

These consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, Dalian ("Dalian Hanfeng"), Jiaxing ("Jiaxing Hanfeng"), Jiangsu ("Jiangsu Hanfeng"), HeilongJiang ("Heilongjiang Hanfeng"), Shanghai ("Shanghai Hanfeng") and a 51% owned subsidiary in Nigeria ("Nigeria Hanfeng"). All significant intercompany balances and transactions have been eliminated.

(b) Use of estimates:

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Significant items subject to such estimates and assumptions include the carrying amounts of property, plant and equipment, intangible assets, valuation allowances for receivables and inventories, and future income taxes. Actual results could differ from those estimates.

(c) Property, plant and equipment and intangible assets:

Property, plant and equipment and intangible assets are recorded at cost. Construction in progress is transferred to property, plant and equipment upon completion of construction and amortization begins upon commencement of operations. Amortization methods and estimated useful lives of assets are as follows:

Asset	Method	Estimated useful life
Technology rights	Straight line	5 - 10 years
Land use rights	Straight line	28 - 50 years
Buildings	Straight line	30 years
Vehicles	Straight line	5 years
Furniture and fixtures	Straight line	3 years
Fertilizer manufacturing equipment	Unit of production	3.5 million units

1. Significant accounting policies (continued):

Technology rights are amortized on a straight-line basis over the shorter of the term or their estimated useful lives.

(d) Inventories:

Inventories are stated at the lower of cost and net realizable value. Cost is determined on an average basis.

(e) Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactment or substantive enactment.

(f) Revenue recognition:

Revenue from sales of fertilizers is recognized on the delivery of goods to customers and when collection of revenue proceeds is reasonably assured.

(g) Research and development:

Development costs are capitalized when the specific product is determined to be technically feasible, there is an intention to produce the product in a clearly defined future market and adequate resources exist to complete the project. These costs are deferred and amortized on a straight-line basis over three years, commencing in the year following that in which the new product development was completed. All other research and development costs are charged to income in the year incurred.

1. Significant accounting policies (continued):

(h) Deferred financing costs:

Costs related to debt financing are deferred and amortized over the term of the debt.

(i) Foreign currency translation:

The Company's functional currency is Canadian dollars and the functional currency of the subsidiaries is the Chinese renminbi ("RMB"). The accounts of subsidiaries, all of which are considered to be self-sustaining foreign operations, are translated into Canadian dollars using the current rate method. Under this method, assets and liabilities are translated at the year-end exchange rates. Revenue and expenses are translated at the rate of exchange in effect on the dates on which such items are recognized in income during the year. Exchange gains and losses from foreign currency translations are recorded in shareholders' equity as a cumulative translation adjustment until they are realized by a reduction in the investment.

Transactions denominated in foreign currencies are translated into Canadian dollars at the exchange rates prevailing at transaction dates. Foreign exchange gains and losses are included in income.

(j) Stock-based compensation:

The Company records stock-based compensation in accordance with The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments ("Section 3870"), which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Section 3870 sets out a fair value-based method of accounting that is required for all stock-based transactions. Under the standard, equity instruments granted to employees are recorded at fair value on the date of grant and the associated expense is amortized over the vesting period.

1. Significant accounting policies (continued):

(k) Impairment of long-lived assets:

Long-lived assets, including property, plant and equipment and intangible assets subject to amortization, are reviewed when changes in circumstances suggest their carrying value may be impaired. Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future projected cash flows expected to result from the use of the asset and its eventual disposition. If impairment is deemed to exist, the assets are written down to fair value. Fair value is generally determined using a discounted cash flow analysis.

(l) Disposal of long-lived assets and discontinued operations:

Long-lived assets are classified as held for sale when specific criteria are met, in accordance with CICA Handbook Section 3475, Disposal of Long-Lived Assets and Discontinued Operations. Assets held for sale are measured at the lower of their carrying amounts and fair value less costs to dispose and are no longer amortized.

(m) Income per share:

Basic income per share is computed using the weighted average number of common shares outstanding during the year. Diluted income per share is computed giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method, except when their effect would be anti-dilutive. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

2. Prepaid inventory and deposits:

	2006	2005
	(In thousands)	
Prepaid inventory	$ 11,365	$ 1,131
Prepaid expenses	271	31
Deposit for potential plant acquisition	–	7,803
	$ 11,636	$ 8,965

3. Deferred development costs:

	2006	2005
	(In thousands)	
Deferred development costs	$ 532	$ 335
Research and development costs incurred	$ 800	$ 1,031
Less deferred development costs	(197)	(220)
Research and development costs expensed	$ 603	$ 811

4. Intangible assets:

	2006	2005
	(In thousands)	
Technology rights at cost	$ 1,251	$ 1,153
Accumulated amortization	147	–
	$ 1,104	$ 1,153

5. Property, plant and equipment:

2006 (In thousands)	Cost	Accumulated amortization	Net book value
Land use rights	$ 6,631	$ 82	$ 6,549
Buildings	28,933	767	28,166
Vehicles	543	139	404
Furniture and fixtures	1,433	338	1,095
Fertilizer manufacturing equipment	25,577	1,333	24,244
	$ 63,117	$ 2,659	$ 60,458

5. Property, plant and equipment (continued):

2005 (In thousands)	Cost	Accumulated amortization	Net book value
Land use rights	$ 213	$ 11	$ 202
Buildings	3,528	175	3,353
Vehicles	337	59	278
Furniture and fixtures	268	127	141
Fertilizer manufacturing equipment	5,056	651	4,405
	$ 9,402	$ 1,023	$ 8,379

6. Fertilizer plant acquisition:

On April 3, 2006, the Company closed the acquisition of a 100,000 tonnes per annum NPK (nitrogen, phosphate, potassium) fertilizer plant located in Heilongjiang province, China and two slow-release fertilizer patents. The Company paid cash consideration of RMB 120 million (Cdn. $17.6 million), which was allocated to the following assets:

	(In thousands)
Buildings	$ 10,012
Land use rights	4,696
Manufacturing equipment	2,672
Vehicles	195
Furniture and fixtures	18
	$ 17,593

7. Loans payable:

	2006	2005
	(In thousands)	
Revolving credit facility (a)	$ 2,050	$ 3,570
Working capital loan (b)	7,465	–
EDC loan (c)	3,977	–
Construction loan (d)	4,874	–
	18,366	3,570
Less current portion	13,492	3,570
	$ 4,874	$ –

(Expressed in Canadian dollars, unless otherwise stated)

7. Loans payable (continued):

(a) The revolving credit facility is with Bank of China (Canada) for a maximum principal amount of $4.0 million. The principal amount outstanding at any time shall not exceed the lower of (a) $4.0 million, and (b) 40% of pledged security. The principal amount outstanding is secured by (i) an unlimited guarantee and postponement of claim by the Company's subsidiary, Dalian Hanfeng; (ii) limited recourse guarantees from one shareholder of the Company; and (iii) a pledge of an aggregate of 7,200,000 shares of the Company held by one shareholder of the Company, which amount shall be subject to increase in the event that the closing price of the shares of the Company shall fall below $1.25 per share at any time. There are several covenant ratios required by the bank. The revolving credit facility bears interest at prime rate plus 1.75% and is renewable annually. The next renewal date is July 31, 2007. The required monthly repayment is $30,000 until May 31, 2010.

The Company also has a demand revolving operating line of credit for a maximum amount of $0.5 million from Bank of China (Canada). The balance as at December 31, 2006 was nil (2005 - $150,179). A U.S. $260,000 term deposit has been provided as security. This facility bears interest at prime rate plus 0.5% per annum and is repayable upon demand.

(b) The Company has revolving facilities with two local banks in China for a maximum principal amount of RMB 100 million (Cdn. $15.0 million). The interest rate is the posted rate by the People's Bank of China of 5.4% as at December 31, 2006. The loans are secured by the land use right of the Jiangsu site. The next renewal dates for these loans are July 31 and August 8, 2007. As of December 31, 2006, the balance of these loans was RMB 50 million (Cdn. $7.5 million) (2005 - nil).

(c) The Company has committed to repay the full amount of Export Development Canada ("EDC") loan on April 30, 2007. As of December 31, 2006, the balance of the loan was U.S. $3.4 million (Cdn. $4.0 million) (2005 - nil).

(d) Heilongjiang Hanfeng has a loan with a contractor to fund its expansion project. Interest will be accrued on the outstanding balance at 4.8% for the period between August 1 and October 31, 2006, and 9.6% thereafter. As of December 31, 2006, this plant was approximately 60% completed. The Company paid RMB 49 million (Cdn. $7.3 million) to the contractor in 2006. As at December 31, 2006, the balance of the loan was approximately RMB 32.6 million (Cdn. $4.9 million). The Company has received a written offer from China Construction Bank for a 3-year term post-construction mortgage debt.

(Expressed in Canadian dollars, unless otherwise stated)

8. Minority interest:

(a) On January 3, 2006, the Company issued 500,000 common shares to purchase the 5% minority interest of Shanghai Hanfeng. The total purchase price was RMB 7.7 million (approximately Cdn. $1.1 million). The fair value increment of Cdn. $0.5 million has been allocated among real estate assets of Shanghai Hanfeng and is classified as property, plant and equipment. Shanghai Hanfeng will also receive two additional years of income tax exemption, starting from 2006. The minority interest related items on the consolidated balance sheet and the statement of income of 2005 are related to this entity.

(b) On December 15, 2006, the Company established a 51% owned subsidiary in Nigeria ("Nigeria Hanfeng"). The purpose of this subsidiary is to facilitate the Company's transaction with the Nigerian government for fertilizer importation to the country. As this subsidiary has not yet earned any revenue or incurred any expenses, no minority interest is presented on the consolidated balance sheet and consolidated statement of income in 2006.

9. Share capital:

(a) Authorized:

Unlimited common shares without par value
Unlimited preference shares

9. Share capital (continued):

Issued:

Common shares:

	Number of shares	Amount (In thousands)
Balance, December 31, 2004	36,160,244	$ 16,978
Shares issued at $2.35 per share	7,340,450	17,250
Share issuance costs	–	(2,060)
Exercise of warrants at $2.50 per share	73,250	183
Exercise of stock options at $1.76 per share, including $108,659 contributed surplus attributed to stock-based compensation recognized	180,000	425
Balance, December 31, 2005	43,753,944	32,776
Issuance of new shares (note 8)	500,000	1,104
Exercise of warrants at $2.50 per share	2,788,750	6,972
Exercise of warrants at $2.35 per share	165,159	388
Exercise of warrants at $2.00 per share	275,000	550
Exercise of stock options at $1.76 per share, transfer from contributed surplus of $108,103 attributed to stock-based compensation recognized	150,000	372
Exercise of stock options at $3.00 per share, transfer from contributed surplus of $725,690 attributed to stock-based compensation recognized	500,000	2,226
Exercise of stock options at $3.80 per share, transfer from contributed surplus of $9,456 attributed to stock-based compensation recognized	5,000	29
Balance, December 31, 2006	48,137,853	$ 44,417

In May 2005, the Company completed a prospectus offering of 6,383,000 shares at $2.35 per common share, for total proceeds of $15,000,050. In June 2005, the Company issued an additional 957,450 common shares at the same price for total proceeds of $2,250,008 pursuant to the over-allotment option granted in connection with the prospectus offering to the underwriters.

(Expressed in Canadian dollars, unless otherwise stated)

9. Share capital (continued):

(b) Warrants:

As at December 31, 2006, the following warrants were outstanding. Each warrant entitles the holder to acquire common shares:

Exercise price	Number of shares	Weighted average remaining contractual life (years)
$2.35	55,054	0.38

As at December 31, 2005, the following warrants were outstanding. Each warrant entitles the holder to acquire common shares:

Range of exercise price	Number of shares	Weighted average remaining contractual life (years)
$2.00 - $2.50	3,303,213	0.46

(c) Stock option plan:

A summary of the stock options granted and exercised is as follows:

	Options	Weighted average exercise price
Options outstanding, December 31, 2004	1,700,000	$ 2.60
Granted	100,000	3.00
Cancelled	(125,000)	3.00
Exercised	(180,000)	1.76
Options outstanding, December 31, 2005	1,495,000	2.69
Granted	185,000	3.30
Cancelled	(200,000)	3.00
Exercised	(655,000)	2.72
Options outstanding, December 31, 2006	825,000	2.73

(Expressed in Canadian dollars, unless otherwise stated)

9. Share capital (continued):

The fair value of each option granted has been estimated as of the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 3.71% (2005 - 3.53%), dividend yield of 0% (2005 - 0%), volatility of 53.90% (2005 - 62.76%) and expected lives of approximately 4 - 5 years. The total expense recorded in 2006 was $142,352 (2005 - $447,844), which was charged to the consolidated statements of income and credited to contributed surplus. In addition, $843,249 (2005 - $108,659) was transferred to share capital from contributed surplus and credited to share capital for the stock options exercised during the year.

During the year, 200,000 options (2005 - 125,000) were cancelled, resulting in a reversal of $149,277 in stock based compensation expense in 2006 (2005 - $36,949).

A summary of weighted average fair value of exercise price of stock options granted is as follows:

2006	Weighted average exercise price	Weighted average fair value
Exercise price at the market price at grant date	$ 3.30	$ 1.53

2005	Weighted average exercise price	Weighted average fair value
Exercise price above the market price at grant date	$ 3.00	$ 1.64

(Expressed in Canadian dollars, unless otherwise stated)

9. Share capital (continued):

A summary of stock options outstanding and exercisable is as follows:

2006:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$1.01 - $2.00	220,000	1.59	$ 1.76	220,000	$ 1.76
$2.01 - $3.00	485,000	2.72	2.94	274,000	3.00
$3.01 - $4.00	120,000	4.70	3.68	25,000	3.66
	825,000	2.71	2.73	519,000	2.51

2005:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$1.01 - $2.00	370,000	2.49	$ 1.76	370,000	$ 1.76
$3.00	1,125,000	3.26	3.00	533,333	3.00
	1,495,000	3.07	2.69	903,333	2.49

9. Share capital (continued):

(d) Contributed surplus:

	(In thousands)
Balance, December 31, 2004	$ 1,386
Stock-based compensation expense	485
Transfer to common stock for stock options exercised	(109)
Reduction due to cancellation of non-vested stock options	(37)
Balance, December 31, 2005	1,725
Stock-based compensation expense	291
Transfer to common stock for stock options exercised	(843)
Reduction due to cancellation of non-vested stock options	(149)
Balance, December 31, 2006	$ 1,024

(e) The computations for basic and diluted earnings per share are as follows:

	2006	2005
	(In thousands)	
Numerator:		
Net income (loss) from continuing operations	$ 7,072	$ (137)
Net income from discontinued operations	829	9,969
Net income	$ 7,901	$ 9,832
Denominator:		
Weighted average number of common shares outstanding:		
Basic	46,617,849	40,867,304
Effect of stock options	343,157	134,307
Effect of warrants	421,081	153,091
Diluted	47,382,087	41,154,702

10. Retained earnings:

Chinese laws require all wholly owned foreign entities to set aside 10% of retained earnings as a general reserve fund every year until such a fund has reached 50% of the Company's registered capital. This fund is allowed to be distributed to shareholders at time of winding up. The reserve has been included in the retained earnings on the consolidated balance sheets. The total reserve of the Company at December 31, 2006 is RMB 15.7 million (Cdn. $2.3 million) (2005 - RMB 8.5 million (Cdn. $1.2 million)).

11. Income taxes:

The components of income before income taxes are as follows:

	2006	2005
	(In thousands)	
Pre-tax income (loss) from continuing operations:		
Canada	$ (1,944)	$ (2,265)
Foreign	9,016	2,240
	$ 7,072	$ (25)
Pre-tax income from discontinued operation:		
Foreign	$ 700	$ 11,077

The provision for income taxes consists of the following:

	2006	2005
	(In thousands)	
Income taxes for continuing operations:		
Current:		
Canada	$ –	$ –
Foreign	–	–
Income taxes expense (recovery) for discontinued operation:		
Current:		
Foreign	$ (129)	$ 1,108

The Company is subject to income taxes in Canada, while the subsidiaries are subject to the income tax laws of China. Various subsidiaries in China receive different income tax incentives because they are qualified foreign investment companies in China and are encouraged by the local governments. As a result, the Company's income tax rate in China for 2006 is 0% (2005 - 0%) for the continuing operations, and 10% (2005 - 10%) for the discontinued operations. Based on the production capacity allocation, the Company estimates the income tax rate in China will most likely be 0% for 2007, 8.2% for 2008, 2009, and 2010, and 15% thereafter.

11. Income taxes (continued):

Income tax expense varies from the amount computed by applying the combined Canadian federal and provincial tax rate of 36.12% (2005 - 36.12%) to income before income taxes as follows:

	2006	2005
	(In thousands)	
Pre-tax income (loss) from continuing operations:	$ 7,072	$ (25)
Income taxes at combined Canadian tax rate	$ 2,555	$ (9)
Increase (decrease) in income taxes resulting from:		
Lower tax rates on earnings of foreign subsidiaries	(3,333)	(808)
Non-deductible expenses	57	193
Change in valuation allowance	453	543
Effective tax rate change	236	–
Other	32	81
	$ –	$ –

A summary of the future income tax assets is as follows:

	2006	2005
	(In thousands)	
Future income tax assets:		
Property, plant, equipment and intangibles	$ 86	$ 46
Deductible share issuance costs	611	842
Provisions and reserves	33	26
Loss carryforwards	2,497	1,854
	3,227	2,768
Less valuation allowance	3,111	2,658
Total future income tax assets	116	110
Future income tax liabilities:		
Deferred costs	(116)	(79)
Deferred foreign exchange	–	(31)
Total future income tax liabilities	(116)	(110)
Net future income tax assets	$ –	$ –

11. Income taxes (continued):

The Company has established the above valuation allowances as of December 31, 2006 due to the uncertainty of future realization of future income tax assets. At December 31, 2006, the Company has approximately $7,456,195 of non-capital loss carryforwards, which expire as follows for Canadian income tax purposes:

	(In thousands)
2010	$ 615
2014	1,936
2015	2,417
2026	2,488
	$ 7,456

As at December 31, 2006, the Company has $220,116 of capital loss carryforwards.

12. Related party transactions:

In 2006, the Company paid $30,000 consulting fee to a director of the Company (2005 - nil).

As at December 31, 2006, the Company also has an outstanding loan in the amount of $20,274 receivable from the minority shareholder of Nigeria Hanfeng.

The $35,283 shareholder loan was paid in full in early 2005.

13. Discontinued operations:

To expand its fertilizer business in China, the Company made the decision to discontinue its nursery business in 2005. The revenue in 2006 was nil (2005 - $11.7 million). The gain from sale of remaining assets in the first quarter of 2006 was $0.8 million. For the same reason, on May 9, 2006, the Company discontinued its landscaping business. The landscaping revenue in 2006 was approximately $0.06 million (2005 - $28.8 million) and there were no assets related to this business for sale. There were no activities related to these discontinued businesses after the first quarter of 2006. The net income from the two discontinued businesses was $0.8 million in 2006. Certain 2005 comparative figures have been restated.

14. Commitments:

The Company has entered into a lease agreement with the following lease payments required:

	(In thousands)
2007	$ 38
2008	38
	$ 76

15. Financial instruments:

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying values of cash, term deposit, accounts receivable, loans payable, accounts payable and accrued liabilities and advance from customers approximate the fair values because of the short-term nature of these instruments.

The Company is exposed to currency risk as its subsidiaries' functional currency is RMB. Unfavourable changes in the applicable exchange rate may result in a decrease or increase in the cumulative translation adjustment. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The Company is exposed to interest risks arising from the bank loan. Unfavourable changes in the applicable interest rate may result in an increase in interest expense. The Company does not use derivative instruments to reduce its exposure to interest rate risk.

15. Financial instruments (continued):

Other financial instruments held by the Company include long-term debt due to a contractor to fund the expansion project at Heilongjiang Hanfeng (note 7). The Company does not have plans to transfer the loan to third parties and expects to settle it in the ordinary course of business. The fair value of this instrument cannot be reasonably estimated because no active and liquid market exists for the instrument, and a market rate of interest (for instruments having similar terms and characteristics) which is required to be used in estimation techniques, such as discounted cash flow analysis, cannot reasonably be determined due to the unusual terms of these instruments.

The Company has minimal concentration of credit risk and does not require collateral to support these financial instruments.

During 2006, four customers individually comprised 24%, 13%, 11% and 26% of sales, respectively. As at December 31, 2006, 89% of accounts receivable was related to these customers. During 2006, two suppliers individually accounted for 24% and 19% of the total purchases, respectively.

During 2005, two customers individually comprised 53% and 37% of total sales, respectively. As at December 31, 2005, 86% of accounts receivable was related to these customers. During 2005, two suppliers individually accounted for 53% and 22% of the total purchases.

16. Consolidated statements of cash flows:

(a) Supplemental cash flow information:

	2006	2005
	(In thousands)	
Supplemental cash flow information:		
Interest paid	$ 473	$ 230
Income taxes paid	402	894
Supplemental disclosure of non-cash transactions:		
Minority interest purchased by new shares issued	1,104	–
Prepaid deposit transferred to construction in progress	7,803	4,426
Accrued financing cost	–	159
Heilongjiang plant construction financed by the contractor	4,874	–

16. Consolidated statements of cash flows (continued):

(b) Change in non-cash operating working capital:

	2006	2005
	(In thousands)	
Increase in accounts receivable	$ (3,400)	$ (637)
Increase in prepaid inventory and deposits	(9,961)	(6,854)
Increase in inventories	(7,819)	(1,178)
Increase (decrease) in accounts payable and accrued liabilities	1,387	(287)
Increase in advance from customers	1,430	93
	$ (18,363)	$ (8,863)

17. Comparative figures:

Certain 2005 comparative figures have been reclassified to conform with the financial statement presentation adopted in 2006.

18. Subsequent events:

On February 25, 2007, the China Merchants Bank agreed to provide a loan in the amount of RMB 35 million (Cdn. $5.2 million) as of April 30, 2007. The term of the loan will be three years. The detailed loan agreement is expected to be finalized before March 31, 2007.

EQUITY
TRANSFER & TRUST COMPANY

Michael Lee
Account Manager, **Client Services**
Telephone: 416.361.0930 ext236
mlee@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

March 16, 2007

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: HANFENG EVERGREEN INC.
Notice of Record and Meeting Date

We are pleased to confirm that Notice of Record and Meeting Date was sent to The Canadian Depository for Securities.

We advise the following with respect to the *Annual* Meeting of Shareholders for the subject company.

1. CUSIP – 410347 10 8
2. Date Fixed for the Meeting – May 17, 2007
3. Record Date For Notice – April 10, 2007
4. Record Date For Voting –April 10, 2007
5. Beneficial Ownership Determination Date – April 10, 2007
6. Classes or Series of Securities that entitle the holder to receive Notice of the Meeting - Common Shares
7. Classes of Series of Securities that entitle the holder to vote at the meeting - Common Shares
8. Business to be conducted at the meeting – Annual

Yours Truly,
EQUITY TRANSFER & TRUST COMPANY

Michael Lee

Consolidated Financial Statements
(Expressed in Canadian dollars)

HANFENG EVERGREEN INC.

Years ended December 31, 2006 and 2005

KPMG

KPMG LLP
Chartered Accountants
Suite 3300 Commerce Court West
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2
Canada

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Hanfeng Evergreen Inc. as at December 31, 2006 and 2005 and the consolidated statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Toronto, Canada

February 23, 2007

HANFENG EVERGREEN INC.

Consolidated Balance Sheets
(Expressed in thousands of Canadian dollars)

December 31, 2006 and 2005

	2006	2005
Assets		
Current assets:		
Cash	$ 2,104	$ 1,651
Term deposit	316	309
Accounts receivable	5,394	1,804
Prepaid inventory and deposits (note 2)	11,636	8,965
Inventories	9,555	1,291
Assets held for sale	–	8,662
	29,005	22,682
Deferred financing cost	294	174
Deferred development costs (note 3)	532	335
Intangible assets (note 4)	1,104	1,153
Construction in progress	16,679	37,368
Property, plant and equipment (note 5)	60,458	8,379
	$ 108,072	$ 70,091
Liabilities and Shareholders' Equity		
Current liabilities:		
Loans payable (note 7)	$ 13,492	$ 3,570
Accounts payable and accrued liabilities	2,897	2,028
Advance from customers	1,607	102
Income taxes payable	73	652
	18,069	6,352
Long-term debt (note 7)	4,874	–
Minority interest (note 8)	–	621
Shareholders' equity:		
Share capital (note 9):		
Common shares	44,417	32,776
Contributed surplus (note 9)	1,024	1,725
Cumulative translation adjustment	(4,530)	(7,700)
Retained earnings (note 10)	44,218	36,317
	85,129	63,118
Commitments (note 14)		
Subsequent events (note 18)		
	$ 108,072	$ 70,091

See accompanying notes to consolidated financial statements.

On behalf of the Board:

"Graham Warren" Director "Robert Beutel" Director

HANFENG EVERGREEN INC.

Consolidated Statements of Income and Retained Earnings
(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2006 and 2005

	2006	2005
Sales	$ 59,849	$ 11,503
Cost of goods sold	47,704	7,873
Gross profit	12,145	3,630
Expenses:		
Selling	582	307
General and administrative	2,356	1,698
Write-off of deferred financing cost	126	–
Amortization	750	142
Loss on disposal of property, plant and equipment	61	–
Research and development (note 3)	603	811
Loss (gain) on foreign exchange	(20)	19
Stock-based compensation (note 9)	142	448
	4,600	3,425
Operating income	7,545	205
Interest expense	473	230
Income (loss) from continuing operations before minority interest	7,072	(25)
Minority interest	–	(112)
Net income (loss) from continuing operations	7,072	(137)
Net income from discontinued operations (note 13)	829	9,969
Net income	7,901	9,832
Retained earnings, beginning of year	36,317	26,485
Retained earnings, end of year	$ 44,218	$ 36,317
Income per share from continuing operations (note 9):		
Basic	$ 0.15	$ –
Diluted	0.15	–
Income per share from discontinued operations (note 9):		
Basic	0.02	0.24
Diluted	0.02	0.24
Income per share (note 9):		
Basic	0.17	0.24
Diluted	0.17	0.24

See accompanying notes to consolidated financial statements.

HANFENG EVERGREEN INC.

Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)

Years ended December 31, 2006 and 2005

	2006	2005
Cash provided by (used in):		
Operating activities:		
Net income (loss) from continuing operations	$ 7,072	$ (137)
Items not involving cash:		
Amortization	2,182	684
Write-off of deferred financing cost	126	–
Loss on disposal of property, plant and equipment	61	–
Minority interest	–	112
Stock-based compensation	142	448
	9,583	1,107
Change in non-cash operating working capital (note 16)	(18,363)	(8,863)
Cash used in operating activities of continuing operations	(8,780)	(7,756)
Cash provided by (used in) operating activities of discontinued operations	(571)	23,792
	(9,351)	16,036
Financing activities:		
Decrease (increase) in term deposit	(7)	4
Proceeds from loans payable	15,214	–
Repayments of loans payable	(5,837)	(523)
Shares issued for cash	9,694	17,750
Share issuance cost paid	–	(2,060)
Cash paid for financing cost	(428)	(15)
Decrease in shareholder loan	–	(35)
	18,636	15,121
Investing activities:		
Acquisition of property, plant and equipment and intangible assets	(18,037)	(34,292)
Deferred development costs	(176)	(225)
Proceeds from disposal of property, plant and equipment	16	–
Cash used in investing activities of continuing operations	(18,197)	(34,517)
Acquisition of property, plant and equipment	–	(552)
Proceeds from disposition	9,375	1,851
Cash provided by investing activities of discontinued operations	9,375	1,299
	(8,822)	(33,218)
Effect of exchange rate changes on cash	(10)	(306)
Increase (decrease) in cash	453	(2,367)
Cash, beginning of year	1,651	4,018
Cash, end of year	$ 2,104	$ 1,651

Supplemental cash flow information (note 16)

See accompanying notes to consolidated financial statements.

The Company was incorporated under the Canada Business Corporations Act on December 6, 1996. It provides fertilizer for the agricultural market in China.

1. Significant accounting policies:

(a) Basis of presentation:

These consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, Dalian ("Dalian Hanfeng"), Jiaxing ("Jiaxing Hanfeng"), Jiangsu ("Jiangsu Hanfeng"), HeilongJiang ("Heilongjiang Hanfeng"), Shanghai ("Shanghai Hanfeng") and a 51% owned subsidiary in Nigeria ("Nigeria Hanfeng"). All significant intercompany balances and transactions have been eliminated.

(b) Use of estimates:

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Significant items subject to such estimates and assumptions include the carrying amounts of property, plant and equipment, intangible assets, valuation allowances for receivables and inventories, and future income taxes. Actual results could differ from those estimates.

(c) Property, plant and equipment and intangible assets:

Property, plant and equipment and intangible assets are recorded at cost. Construction in progress is transferred to property, plant and equipment upon completion of construction and amortization begins upon commencement of operations. Amortization methods and estimated useful lives of assets are as follows:

Asset	Method	Estimated useful life
Technology rights	Straight line	5 - 10 years
Land use rights	Straight line	28 - 50 years
Buildings	Straight line	30 years
Vehicles	Straight line	5 years
Furniture and fixtures	Straight line	3 years
Fertilizer manufacturing equipment	Unit of production	3.5 million units

1. Significant accounting policies (continued):

Technology rights are amortized on a straight-line basis over the shorter of the term or their estimated useful lives.

(d) Inventories:

Inventories are stated at the lower of cost and net realizable value. Cost is determined on an average basis.

(e) Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactment or substantive enactment.

(f) Revenue recognition:

Revenue from sales of fertilizers is recognized on the delivery of goods to customers and when collection of revenue proceeds is reasonably assured.

(g) Research and development:

Development costs are capitalized when the specific product is determined to be technically feasible, there is an intention to produce the product in a clearly defined future market and adequate resources exist to complete the project. These costs are deferred and amortized on a straight-line basis over three years, commencing in the year following that in which the new product development was completed. All other research and development costs are charged to income in the year incurred.

1. Significant accounting policies (continued):

(h) Deferred financing costs:

Costs related to debt financing are deferred and amortized over the term of the debt.

(i) Foreign currency translation:

The Company's functional currency is Canadian dollars and the functional currency of the subsidiaries is the Chinese renminbi ("RMB"). The accounts of subsidiaries, all of which are considered to be self-sustaining foreign operations, are translated into Canadian dollars using the current rate method. Under this method, assets and liabilities are translated at the year-end exchange rates. Revenue and expenses are translated at the rate of exchange in effect on the dates on which such items are recognized in income during the year. Exchange gains and losses from foreign currency translations are recorded in shareholders' equity as a cumulative translation adjustment until they are realized by a reduction in the investment.

Transactions denominated in foreign currencies are translated into Canadian dollars at the exchange rates prevailing at transaction dates. Foreign exchange gains and losses are included in income.

(j) Stock-based compensation:

The Company records stock-based compensation in accordance with The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments ("Section 3870"), which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Section 3870 sets out a fair value-based method of accounting that is required for all stock-based transactions. Under the standard, equity instruments granted to employees are recorded at fair value on the date of grant and the associated expense is amortized over the vesting period.

1. Significant accounting policies (continued):

(k) Impairment of long-lived assets:

Long-lived assets, including property, plant and equipment and intangible assets subject to amortization, are reviewed when changes in circumstances suggest their carrying value may be impaired. Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future projected cash flows expected to result from the use of the asset and its eventual disposition. If impairment is deemed to exist, the assets are written down to fair value. Fair value is generally determined using a discounted cash flow analysis.

(l) Disposal of long-lived assets and discontinued operations:

Long-lived assets are classified as held for sale when specific criteria are met, in accordance with CICA Handbook Section 3475, Disposal of Long-Lived Assets and Discontinued Operations. Assets held for sale are measured at the lower of their carrying amounts and fair value less costs to dispose and are no longer amortized.

(m) Income per share:

Basic income per share is computed using the weighted average number of common shares outstanding during the year. Diluted income per share is computed giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method, except when their effect would be anti-dilutive. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

2. Prepaid inventory and deposits:

	2006	2005
	(In thousands)	
Prepaid inventory	$ 11,365	$ 1,131
Prepaid expenses	271	31
Deposit for potential plant acquisition	–	7,803
	$ 11,636	$ 8,965

3. Deferred development costs:

	2006	2005
	(In thousands)	
Deferred development costs	$ 532	$ 335
Research and development costs incurred	$ 800	$ 1,031
Less deferred development costs	(197)	(220)
Research and development costs expensed	$ 603	$ 811

4. Intangible assets:

	2006	2005
	(In thousands)	
Technology rights at cost	$ 1,251	$ 1,153
Accumulated amortization	147	–
	$ 1,104	$ 1,153

5. Property, plant and equipment:

2006 (In thousands)	Cost	Accumulated amortization	Net book value
Land use rights	$ 6,631	$ 82	$ 6,549
Buildings	28,933	767	28,166
Vehicles	543	139	404
Furniture and fixtures	1,433	338	1,095
Fertilizer manufacturing equipment	25,577	1,333	24,244
	$ 63,117	$ 2,659	$ 60,458

5. **Property, plant and equipment (continued):**

2005 (In thousands)	Cost	Accumulated amortization	Net book value
Land use rights	$ 213	$ 11	$ 202
Buildings	3,528	175	3,353
Vehicles	337	59	278
Furniture and fixtures	268	127	141
Fertilizer manufacturing equipment	5,056	651	4,405
	$ 9,402	$ 1,023	$ 8,379

6. **Fertilizer plant acquisition:**

On April 3, 2006, the Company closed the acquisition of a 100,000 tonnes per annum NPK (nitrogen, phosphate, potassium) fertilizer plant located in Heilongjiang province, China and two slow-release fertilizer patents. The Company paid cash consideration of RMB 120 million (Cdn. $17.6 million), which was allocated to the following assets:

	(In thousands)
Buildings	$ 10,012
Land use rights	4,696
Manufacturing equipment	2,672
Vehicles	195
Furniture and fixtures	18
	$ 17,593

7. **Loans payable:**

	2006	2005
	(In thousands)	
Revolving credit facility (a)	$ 2,050	$ 3,570
Working capital loan (b)	7,465	–
EDC loan (c)	3,977	–
Construction loan (d)	4,874	–
	18,366	3,570
Less current portion	13,492	3,570
	$ 4,874	$ –

(Expressed in Canadian dollars, unless otherwise stated)

7. Loans payable (continued):

(a) The revolving credit facility is with Bank of China (Canada) for a maximum principal amount of $4.0 million. The principal amount outstanding at any time shall not exceed the lower of (a) $4.0 million, and (b) 40% of pledged security. The principal amount outstanding is secured by (i) an unlimited guarantee and postponement of claim by the Company's subsidiary, Dalian Hanfeng; (ii) limited recourse guarantees from one shareholder of the Company; and (iii) a pledge of an aggregate of 7,200,000 shares of the Company held by one shareholder of the Company, which amount shall be subject to increase in the event that the closing price of the shares of the Company shall fall below $1.25 per share at any time. There are several covenant ratios required by the bank. The revolving credit facility bears interest at prime rate plus 1.75% and is renewable annually. The next renewal date is July 31, 2007. The required monthly repayment is $30,000 until May 31, 2010.

The Company also has a demand revolving operating line of credit for a maximum amount of $0.5 million from Bank of China (Canada). The balance as at December 31, 2006 was nil (2005 - $150,179). A U.S. $260,000 term deposit has been provided as security. This facility bears interest at prime rate plus 0.5% per annum and is repayable upon demand.

(b) The Company has revolving facilities with two local banks in China for a maximum principal amount of RMB 100 million (Cdn. $15.0 million). The interest rate is the posted rate by the People's Bank of China of 5.4% as at December 31, 2006. The loans are secured by the land use right of the Jiangsu site. The next renewal dates for these loans are July 31 and August 8, 2007. As of December 31, 2006, the balance of these loans was RMB 50 million (Cdn. $7.5 million) (2005 - nil).

(c) The Company has committed to repay the full amount of Export Development Canada ("EDC") loan on April 30, 2007. As of December 31, 2006, the balance of the loan was U.S. $3.4 million (Cdn. $4.0 million) (2005 - nil).

(d) Heilongjiang Hanfeng has a loan with a contractor to fund its expansion project. Interest will be accrued on the outstanding balance at 4.8% for the period between August 1 and October 31, 2006, and 9.6% thereafter. As of December 31, 2006, this plant was approximately 60% completed. The Company paid RMB 49 million (Cdn. $7.3 million) to the contractor in 2006. As at December 31, 2006, the balance of the loan was approximately RMB 32.6 million (Cdn. $4.9 million). The Company has received a written offer from China Construction Bank for a 3-year term post-construction mortgage debt.

(Expressed in Canadian dollars, unless otherwise stated)

8. Minority interest:

(a) On January 3, 2006, the Company issued 500,000 common shares to purchase the 5% minority interest of Shanghai Hanfeng. The total purchase price was RMB 7.7 million (approximately Cdn. $1.1 million). The fair value increment of Cdn. $0.5 million has been allocated among real estate assets of Shanghai Hanfeng and is classified as property, plant and equipment. Shanghai Hanfeng will also receive two additional years of income tax exemption, starting from 2006. The minority interest related items on the consolidated balance sheet and the statement of income of 2005 are related to this entity.

(b) On December 15, 2006, the Company established a 51% owned subsidiary in Nigeria ("Nigeria Hanfeng"). The purpose of this subsidiary is to facilitate the Company's transaction with the Nigerian government for fertilizer importation to the country. As this subsidiary has not yet earned any revenue or incurred any expenses, no minority interest is presented on the consolidated balance sheet and consolidated statement of income in 2006.

9. Share capital:

(a) Authorized:

Unlimited common shares without par value
Unlimited preference shares

9. Share capital (continued):

Issued:

Common shares:

	Number of shares	Amount (In thousands)
Balance, December 31, 2004	36,160,244	$ 16,978
Shares issued at $2.35 per share	7,340,450	17,250
Share issuance costs	–	(2,060)
Exercise of warrants at $2.50 per share	73,250	183
Exercise of stock options at $1.76 per share, including $108,659 contributed surplus attributed to stock-based compensation recognized	180,000	425
Balance, December 31, 2005	43,753,944	32,776
Issuance of new shares (note 8)	500,000	1,104
Exercise of warrants at $2.50 per share	2,788,750	6,972
Exercise of warrants at $2.35 per share	165,159	388
Exercise of warrants at $2.00 per share	275,000	550
Exercise of stock options at $1.76 per share, transfer from contributed surplus of $108,103 attributed to stock-based compensation recognized	150,000	372
Exercise of stock options at $3.00 per share, transfer from contributed surplus of $725,690 attributed to stock-based compensation recognized	500,000	2,226
Exercise of stock options at $3.80 per share, transfer from contributed surplus of $9,456 attributed to stock-based compensation recognized	5,000	29
Balance, December 31, 2006	48,137,853	$ 44,417

In May 2005, the Company completed a prospectus offering of 6,383,000 shares at $2.35 per common share, for total proceeds of $15,000,050. In June 2005, the Company issued an additional 957,450 common shares at the same price for total proceeds of $2,250,008 pursuant to the over-allotment option granted in connection with the prospectus offering to the underwriters.

(Expressed in Canadian dollars, unless otherwise stated)

9. **Share capital (continued):**

(b) Warrants:

As at December 31, 2006, the following warrants were outstanding. Each warrant entitles the holder to acquire common shares:

Exercise price	Number of shares	Weighted average remaining contractual life (years)
$2.35	55,054	0.38

As at December 31, 2005, the following warrants were outstanding. Each warrant entitles the holder to acquire common shares:

Range of exercise price	Number of shares	Weighted average remaining contractual life (years)
$2.00 - $2.50	3,303,213	0.46

(c) Stock option plan:

A summary of the stock options granted and exercised is as follows:

	Options	Weighted average exercise price
Options outstanding, December 31, 2004	1,700,000	$ 2.60
Granted	100,000	3.00
Cancelled	(125,000)	3.00
Exercised	(180,000)	1.76
Options outstanding, December 31, 2005	1,495,000	2.69
Granted	185,000	3.30
Cancelled	(200,000)	3.00
Exercised	(655,000)	2.72
Options outstanding, December 31, 2006	825,000	2.73

(Expressed in Canadian dollars, unless otherwise stated)

9. Share capital (continued):

The fair value of each option granted has been estimated as of the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 3.71% (2005 - 3.53%), dividend yield of 0% (2005 - 0%), volatility of 53.90% (2005 - 62.76%) and expected lives of approximately 4 - 5 years. The total expense recorded in 2006 was $142,352 (2005 - $447,844), which was charged to the consolidated statements of income and credited to contributed surplus. In addition, $843,249 (2005 - $108,659) was transferred to share capital from contributed surplus and credited to share capital for the stock options exercised during the year.

During the year, 200,000 options (2005 - 125,000) were cancelled, resulting in a reversal of $149,277 in stock based compensation expense in 2006 (2005 - $36,949).

A summary of weighted average fair value of exercise price of stock options granted is as follows:

2006	Weighted average exercise price	Weighted average fair value
Exercise price at the market price at grant date	$ 3.30	$ 1.53

2005	Weighted average exercise price	Weighted average fair value
Exercise price above the market price at grant date	$ 3.00	$ 1.64

(Expressed in Canadian dollars, unless otherwise stated)

9. Share capital (continued):

A summary of stock options outstanding and exercisable is as follows:

2006:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$1.01 - $2.00	220,000	1.59	$ 1.76	220,000	$ 1.76
$2.01 - $3.00	485,000	2.72	2.94	274,000	3.00
$3.01 - $4.00	120,000	4.70	3.68	25,000	3.66
	825,000	2.71	2.73	519,000	2.51

2005:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$1.01 - $2.00	370,000	2.49	$ 1.76	370,000	$ 1.76
$3.00	1,125,000	3.26	3.00	533,333	3.00
	1,495,000	3.07	2.69	903,333	2.49

9. Share capital (continued):

(d) Contributed surplus:

	(In thousands)
Balance, December 31, 2004	$ 1,386
Stock-based compensation expense	485
Transfer to common stock for stock options exercised	(109)
Reduction due to cancellation of non-vested stock options	(37)
Balance, December 31, 2005	1,725
Stock-based compensation expense	291
Transfer to common stock for stock options exercised	(843)
Reduction due to cancellation of non-vested stock options	(149)
Balance, December 31, 2006	$ 1,024

(e) The computations for basic and diluted earnings per share are as follows:

	2006	2005
	(In thousands)	
Numerator:		
Net income (loss) from continuing operations	$ 7,072	$ (137)
Net income from discontinued operations	829	9,969
Net income	$ 7,901	$ 9,832
Denominator:		
Weighted average number of common shares outstanding:		
Basic	46,617,849	40,867,304
Effect of stock options	343,157	134,307
Effect of warrants	421,081	153,091
Diluted	47,382,087	41,154,702

10. Retained earnings:

Chinese laws require all wholly owned foreign entities to set aside 10% of retained earnings as a general reserve fund every year until such a fund has reached 50% of the Company's registered capital. This fund is allowed to be distributed to shareholders at time of winding up. The reserve has been included in the retained earnings on the consolidated balance sheets. The total reserve of the Company at December 31, 2006 is RMB 15.7 million (Cdn. $2.3 million) (2005 - RMB 8.5 million (Cdn. $1.2 million)).

11. Income taxes:

The components of income before income taxes are as follows:

	2006	2005
	(In thousands)	
Pre-tax income (loss) from continuing operations:		
Canada	$ (1,944)	$ (2,265)
Foreign	9,016	2,240
	$ 7,072	$ (25)
Pre-tax income from discontinued operation:		
Foreign	$ 700	$ 11,077

The provision for income taxes consists of the following:

	2006	2005
	(In thousands)	
Income taxes for continuing operations:		
Current:		
Canada	$ –	$ –
Foreign	–	–
Income taxes expense (recovery) for discontinued operation:		
Current:		
Foreign	$ (129)	$ 1,108

The Company is subject to income taxes in Canada, while the subsidiaries are subject to the income tax laws of China. Various subsidiaries in China receive different income tax incentives because they are qualified foreign investment companies in China and are encouraged by the local governments. As a result, the Company's income tax rate in China for 2006 is 0% (2005 - 0%) for the continuing operations, and 10% (2005 - 10%) for the discontinued operations. Based on the production capacity allocation, the Company estimates the income tax rate in China will most likely be 0% for 2007, 8.2% for 2008, 2009, and 2010, and 15% thereafter.

11. Income taxes (continued):

Income tax expense varies from the amount computed by applying the combined Canadian federal and provincial tax rate of 36.12% (2005 - 36.12%) to income before income taxes as follows:

	2006	2005
	(In thousands)	
Pre-tax income (loss) from continuing operations:	$ 7,072	$ (25)
Income taxes at combined Canadian tax rate	$ 2,555	$ (9)
Increase (decrease) in income taxes resulting from:		
Lower tax rates on earnings of foreign subsidiaries	(3,333)	(808)
Non-deductible expenses	57	193
Change in valuation allowance	453	543
Effective tax rate change	236	–
Other	32	81
	$ –	$ –

A summary of the future income tax assets is as follows:

	2006	2005
	(In thousands)	
Future income tax assets:		
Property, plant, equipment and intangibles	$ 86	$ 46
Deductible share issuance costs	611	842
Provisions and reserves	33	26
Loss carryforwards	2,497	1,854
	3,227	2,768
Less valuation allowance	3,111	2,658
Total future income tax assets	116	110
Future income tax liabilities:		
Deferred costs	(116)	(79)
Deferred foreign exchange	–	(31)
Total future income tax liabilities	(116)	(110)
Net future income tax assets	$ –	$ –

11. Income taxes (continued):

The Company has established the above valuation allowances as of December 31, 2006 due to the uncertainty of future realization of future income tax assets. At December 31, 2006, the Company has approximately $7,456,195 of non-capital loss carryforwards, which expire as follows for Canadian income tax purposes:

	(In thousands)
2010	$ 615
2014	1,936
2015	2,417
2026	2,488
	$ 7,456

As at December 31, 2006, the Company has $220,116 of capital loss carryforwards.

12. Related party transactions:

In 2006, the Company paid $30,000 consulting fee to a director of the Company (2005 - nil).

As at December 31, 2006, the Company also has an outstanding loan in the amount of $20,274 receivable from the minority shareholder of Nigeria Hanfeng.

The $35,283 shareholder loan was paid in full in early 2005.

13. Discontinued operations:

To expand its fertilizer business in China, the Company made the decision to discontinue its nursery business in 2005. The revenue in 2006 was nil (2005 - $11.7 million). The gain from sale of remaining assets in the first quarter of 2006 was $0.8 million. For the same reason, on May 9, 2006, the Company discontinued its landscaping business. The landscaping revenue in 2006 was approximately $0.06 million (2005 - $28.8 million) and there were no assets related to this business for sale. There were no activities related to these discontinued businesses after the first quarter of 2006. The net income from the two discontinued businesses was $0.8 million in 2006. Certain 2005 comparative figures have been restated.

14. Commitments:

The Company has entered into a lease agreement with the following lease payments required:

	(In thousands)
2007	$ 38
2008	38
	$ 76

15. Financial instruments:

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying values of cash, term deposit, accounts receivable, loans payable, accounts payable and accrued liabilities and advance from customers approximate the fair values because of the short-term nature of these instruments.

The Company is exposed to currency risk as its subsidiaries' functional currency is RMB. Unfavourable changes in the applicable exchange rate may result in a decrease or increase in the cumulative translation adjustment. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The Company is exposed to interest risks arising from the bank loan. Unfavourable changes in the applicable interest rate may result in an increase in interest expense. The Company does not use derivative instruments to reduce its exposure to interest rate risk.

15. Financial instruments (continued):

Other financial instruments held by the Company include long-term debt due to a contractor to fund the expansion project at Heilongjiang Hanfeng (note 7). The Company does not have plans to transfer the loan to third parties and expects to settle it in the ordinary course of business. The fair value of this instrument cannot be reasonably estimated because no active and liquid market exists for the instrument, and a market rate of interest (for instruments having similar terms and characteristics) which is required to be used in estimation techniques, such as discounted cash flow analysis, cannot reasonably be determined due to the unusual terms of these instruments.

The Company has minimal concentration of credit risk and does not require collateral to support these financial instruments.

During 2006, four customers individually comprised 24%, 13%, 11% and 26% of sales, respectively. As at December 31, 2006, 89% of accounts receivable was related to these customers. During 2006, two suppliers individually accounted for 24% and 19% of the total purchases, respectively.

During 2005, two customers individually comprised 53% and 37% of total sales, respectively. As at December 31, 2005, 86% of accounts receivable was related to these customers. During 2005, two suppliers individually accounted for 53% and 22% of the total purchases.

16. Consolidated statements of cash flows:

(a) Supplemental cash flow information:

	2006	2005
	(In thousands)	
Supplemental cash flow information:		
Interest paid	$ 473	$ 230
Income taxes paid	402	894
Supplemental disclosure of non-cash transactions:		
Minority interest purchased by new shares issued	1,104	–
Prepaid deposit transferred to construction in progress	7,803	4,426
Accrued financing cost	–	159
Heilongjiang plant construction financed by the contractor	4,874	–

16. Consolidated statements of cash flows (continued):

(b) Change in non-cash operating working capital:

	2006	2005
	(In thousands)	
Increase in accounts receivable	$ (3,400)	$ (637)
Increase in prepaid inventory and deposits	(9,961)	(6,854)
Increase in inventories	(7,819)	(1,178)
Increase (decrease) in accounts payable and accrued liabilities	1,387	(287)
Increase in advance from customers	1,430	93
	$ (18,363)	$ (8,863)

17. Comparative figures:

Certain 2005 comparative figures have been reclassified to conform with the financial statement presentation adopted in 2006.

18. Subsequent events:

On February 25, 2007, the China Merchants Bank agreed to provide a loan in the amount of RMB 35 million (Cdn. $5.2 million) as of April 30, 2007. The term of the loan will be three years. The detailed loan agreement is expected to be finalized before March 31, 2007.

FORM 13-502F1
CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name:	Hanfeng Evergreen Inc.	
Fiscal year end date used to calculate capitalization:	Dec 31, 2006	

Market value of listed or quoted securities:

Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end	48,137,853(i)	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	$3.69(ii)	
Market value of class or series	(i) X (ii) =	$177,628,678 (A)
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		(B)

Market value of other securities:

(See paragraph 2.11(b) of the Rule) (Provide details of how value was determined)		(C)
(Repeat for each class or series of securities)		(D)
Capitalization (Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) =	$ 177,628,678
Participation Fee (From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)		$ 6,700

New reporting issuer's reduced participation fee, if applicable
(See section 2.6 of the Rule)

Participation fee X Number of entire months remaining in the issuer's fiscal year / 12 = ______

Late Fee, if applicable
(As determined under section 2.5 of the Rule) ______

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 6, 2007

Introduction

This management's discussion and analysis ("MD&A") relates to the consolidated financial condition and results of operations of Hanfeng Evergreen Inc. ("Hanfeng") together with its subsidiaries in the People's Republic of China ("China"). As used herein, the word "Company" means, as the context requires, Hanfeng and its subsidiaries. The common shares of Hanfeng are listed on the Toronto Stock Exchange (the "Exchange"). Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of Canadian generally accepted accounting principles ("Canadian GAAP"). This MD&A should be read in conjunction with Hanfeng's audited consolidated financial statements for the year ended December 31, 2006, and notes thereto. Additional information relating to Hanfeng Evergreen Inc. including its Annual Information Form can be found on Hanfeng's web site at www.hanfengevergreen.com or on the SEDAR web site for Canadian regulatory filings at www.sedar.com.

The preparation of the consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Hanfeng bases its estimates on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

Unless otherwise indicated, all references to "$" or "dollars" in this report refer to the Canadian dollar.

The forward-looking information contained in this document is current only as of the date of the document. There should not be an expectation that such information will in all circumstances be updated, supplemented or revised whether as a result of new information, changing circumstances, future events or otherwise.

Caution Regarding Forward Looking Information

Certain statements in this report, to the extent not based on historical events, are forward-looking statements based on certain assumptions and reflect Hanfeng's current expectations. Forward-looking statements include, without limitation, statements evaluating market and general economic conditions in this document, and statements regarding growth strategy and future-oriented project revenue, costs and expenditures. Actual results could differ materially from those projected and should not be relied upon as a prediction of future events. A variety of inherent risks, uncertainties and factors, many of which are beyond Hanfeng's control, affect the operations, performance and results of Hanfeng and its business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. Some of these risks, uncertainties and factors include the impact or unanticipated impact of: current, pending and proposed legislative or regulatory developments in the jurisdictions where Hanfeng operates, in particular in China; change in tax laws; political conditions and developments; intensifying competition from established competitors and new entrants in the fertilizer industries; technological change; currency value fluctuation and changes in foreign exchange restrictions; changes in Chinese government support or restrictions on foreign investment; general economic conditions worldwide, as well as in China; Hanfeng's success in developing and introducing new products and services, constructing and operating new manufacturing facilities, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels. This list is not exhaustive of the factors that may affect any of Hanfeng's forward-looking statements. Hanfeng undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results otherwise. Readers are cautioned not to put undue reliance on forward-looking statements.

1. Corporate Overview

Hanfeng is a leading provider of slow and controlled release fertilizer ("SRF & CRF") to the agriculture and urban greening markets in China. Compared to conventional fertilizers, SRF & CRF have properties that improve fertilization effectiveness and efficiency, increase crop yield and reduce environmental damage. In 2006, the Company successfully completed the transition from a nursery and landscaping company in order to focus solely on the expansion of its slow and controlled release fertilizer business.

While China is the world's largest consumer and producer of conventional fertilizers, its SRF & CRF industry is still at an early stage of development. China's domestic fertilizer industry is fragmented with numerous small regional producers, many operating out-dated and inefficient equipment. There has been very little domestic production of SRF & CRF and high quality NPK ("Nitrogen, Phosphate and Potash") fertilizers due to the higher costs and necessary technology to develop and produce effective, cost efficient products. Imported SRF & CRF is too expensive to penetrate the China market to any significant extent. Hanfeng was the first to introduce the concept of low-cost SRF & CRF into China's agriculture industry with the establishment of the first commercial scale slow-release fertilizer production in the country. To maintain its leading technological position, Hanfeng's Shanghai-based research and development and engineering teams have filed several patents in China. One significant patent is related to the combination of Urea Formaldehyde / Methylene Urea ("UF/MU") technology with the tower granulation method to produce UF/MU slow release NPK.

Demand for SRF & CRF is increasing, as the Chinese government continues to increase its efforts to improve the domestic agricultural industry. In the 11th Five Year plan, the government mandated a more scientific approach to fertilization that emphasizes efficiency, enhanced crop yields, reduced pollution, and conservation of natural resources such as natural gas, coal, and oil, which are utilized in the production of conventional fertilizers. Efficiency and enhanced crop yields are a significant focus as China has the largest annual agricultural output in the world (US$255 billion in 2000), but only 9 percent of the arable land. By comparison, the United States, which produced US$215 billion in 2000, holds 13 percent of the arable land.

Hanfeng's SRF & CRF address significant issues faced by the agriculture industry in China today. Hanfeng's technology combines both slow-release and high nutrient NPK benefits into low-cost, high efficiency products that reduce the environmental damage by controlling the amount of nutrient released into the soil.

The Company is rapidly developing two markets for its SRF & CRF in China: the agricultural market, which accounts for more than 90 percent of the country's fertilizer consumption, and the smaller, high-margin urban greening market. Since its introduction of SRF & CRF in China, Hanfeng has increased its production capacity from 20,000 tonnes at a single facility in 2005 to 350,000 tonnes in multiple facilities at the end of 2006. With the additional capacity either being commissioned or currently under construction, Hanfeng is expected to increase its annual production to up to 600,000 tonnes within the second quarter of 2007.

Hanfeng's facilities are strategically located in two key regions in China: the northeast region in the Heilongjiang province and the east region located in Jiangsu Province. Combined, these two regions account for almost one-third of the agricultural fertilizer consumption in China.

In the northeast region, also known as China's "corn-belt", Hanfeng has 2 plants and is currently expanding its annual productive capacity from 100,000 tonnes to 300,000 tonnes. Construction of the plant expansions is well ahead of schedule and commissioning is expected to begin in March. Hanfeng expects the expanded facilities to be fully operational within the second quarter. Hanfeng has also commissioned a 50,000 tonne per annum blending facility at Heilongjiang, which has the ability to blend Hanfeng's products with other conventional fertilizers. As a result, the total annual productive capacity for the combined facilities in this region is now 350,000 tonnes.

In the east region, the Company has 3 plants with a total of 250,000 tonnes of annual production capacity, which includes 200,000 tonnes of finished goods and 50,000 tonnes of blending capacity.

Hanfeng is evaluating plans to add a further 150,000 to 200,000 tonnes of annual production capacity to these sites. Several slow-release fertilizer technologies, which have been developed by Hanfeng's R&D team or acquired by the Company, are currently being evaluated.

Both regions feature strong sales teams that work together with the Company's research and development ("R&D") group to service the over 200 accredited distributors and government agents who sell Hanfeng's fertilizer products. In early February 2007, Hanfeng further enhanced the distribution network for its products and its brand recognition when it entered into an agreement to supply fertilizer to the largest state owned farm in China. Nine distribution subsidiaries controlled by this company will help promote Hanfeng's fertilizer not only to its own farms, but also to external farms as they are mandated to promote fertilizer efficiency by the central government.

All of Hanfeng's production facilities, and its R&D center, which is located in Shanghai, are solely owned by the Company.

2.1 Financial Results

(in thousands in Cdn)	Q4 2006	Q4 2005	change	YTD 2006	YTD 2005 (Note a)	change
Sales	24,303	3,136	675%	59,849	11,503	420%
Gross profit	5,102	942	442%	12,145	3,630	235%
Gross profit (% of sales)	21.0%	30.0%	(9.0%)	20.3%	31.6%	(11.3%)
Selling & General and administrative expenses	839	496	69%	2,938	2,005	47%
% of sales	3.5%	15.8%	(12.3)%	4.9%	17.4%	(12.5)%
Write-off deferred financing cost	-	-	-	126	-	-
% of sales	-	-	-	0.2%	-	0.2%
Depreciation (not in cost of goods sold)	338	36	839%	750	142	428%
% of sales	1.4%	1.1%	0.3%	1.3%	1.2%	0.1%
Research & Development expenses	125	180	(31%)	603	811	(26%)
% of sales	0.5%	5.7%	(5.2%)	1.0%	7.1%	(6.1%)
Stock based compensation expenses	97	91	7%	142	448	(68%)
% of sales	0.4%	2.9%	(2.5%)	0.2%	3.9%	(3.7%)
Interest expenses	221	63	251%	473	230	106%
% of sales	0.9%	2.0%	(1.1%)	0.8%	2.0%	(1.2%)
Income tax expenses	-	-	-	-	-	-
Effective tax rate (% of taxable income)	-	-	-	-	-	-
EBITDA from continuing operations (note b)	4,449	289	1,439%	9,728	779	1,149%
% of sales	18.3%	9.2%	9.1%	16.3%	6.8%	9.5%
EBITDA after discontinued operations (note b)	4,569	2,709	69%	10,557	10,748	(1.80%)
Net income (loss):						
from continuing operations	3,439	50	6,778%	7,072	(137)	5,262%
from discontinued operations	120	2,420	(95%)	829	9,969	(92%)
Net income	3,559	2,470	44%	7,901	9,832	(20%)
From continuing operations:						
Basic EPS	0.07	-	0.07	0.15	-	0.15
Diluted EPS	0.07	-	0.07	0.15	-	0.15
After discontinued operations:						
Basic EPS	0.07	0.05	0.02	0.17	0.24	(0.07)
Diluted EPS	0.07	0.06	0.01	0.17	0.24	(0.07)

Note a: discontinued operations include nursery and landscaping businesses that were discontinued in 2005 and 2006 respectively. Comparative statements have been reclassified to present these businesses as discontinued operations.

Note b: EBITDA is a non-GAAP financial measure. Hanfeng calculates it by adding (1) net income, (2) interest expense reported on the income statements, (3) depreciation expenses reported as part of cost of goods sold on the income statements, (4) depreciation expenses reported as a line item on the income statements and (5) income tax expenses reported on the income statements. This might not be the same definition used by other companies. Reconciliations to Canadian GAAP net income are as follows:

(in thousands in CDN)	Q4 2006	Q4 2005	2006	2005
Net income (loss) from continuing operations	3,439	50	7,072	(137)
Add:				
Depreciation (a line item on income statements)	338	36	750	142
Depreciation (part of cost of goods sold)	451	140	1,433	544
Interest expenses	221	63	473	230
Income tax expenses	-	-	-	-
EBITDA from continuing operations	4,449	289	9,728	779
Add: Net income from discontinued operations	120	2,420	829	9,969
EBITDA after discontinued operations	4,569	2,709	10,557	10,748

2.2 Results from Operations

2005 comparative numbers have been restated under Canadian GAAP to segregate discontinued operations. Hanfeng discontinued its nursery and landscaping businesses in late 2005 and May 2006 respectively.

Sales for the fourth quarter and for the twelve months ended December 31, 2006, increased by 675% and 420% respectively, compared to the same periods in the prior year. These significant increases are due to increased production volumes from the four new plants that commenced operations in the second, third and fourth quarter of 2006.

- Heilongjiang NPK plant was acquired in January 2006 and the transaction closed on April 3. Production started immediately after the closing.
- Jiangsu SCU plant was constructed and production started in the second quarter 2006.
- Jiangsu NPK plant was constructed and production started in the third quarter 2006.
- The Shanghai blending plant was modified and relocated. During this process, working with the same equipment supplier, Hanfeng set up a 50,000 tonnes per annum blending capacity at both the Heilongjiang and Jiangsu locations for a total of 100,000 tonnes per annum. No blending production was available in the third quarter. Production resumed in Jiangsu in the fourth quarter 2006. Heilongjiang blending production was commissioned early 2007. These facilities have ability to blend Hanfeng's slow-release products with conventional fertilizers.
- Total tonnage of fertilizer sold in 2006 was approximately 169,000 tonnes .

Hanfeng's annual fertilizer production capacity was 20,000 tonnes prior to the second quarter of 2006. By the fourth quarter of 2006, Hanfeng had increased its production capacity to 350,000 tonnes, primarily targeting the agriculture market in China. All five plants are expected to operate at normal capacity throughout the year. The Company is currently constructing facilities that are expected to increase overall production to 600,000 tonnes in 2007. Due to limited production available for sale in 2006, the majority of the sales were made to several large distributors in the same cities as Hanfeng's plants. Hanfeng has been

actively training and accrediting new distributors and expects that as production capacity increases significantly in 2007, Hanfeng will sell its products through a wider customer base.

EBITDA from continuing operations increased significantly for both the fourth quarter (by 1,439%) and the year (by 1,149%) ended December 31, 2006, compared with the same periods in the prior year. As a percentage of sales, EBITDA increased from 9.2% to 18.3% in the fourth quarter and from 6.8% to 16.3% in 2006, compared with the same periods last year. The increase in EBITDA is attributable to increased efficiency in plant utilization due to increased operational capacity.

EPS from continuing operations, including earnings from the fertilizer business offset by corporate overhead cost, was $0.07 for the fourth quarter and $0.15 for the year, compared with nil for the same periods last year. 2005 comparative numbers have been restated under Canadian GAAP to segregate discontinued operations. Hanfeng discontinued its nursery and landscaping businesses in late 2005 and May 2006 respectively. EPS from the discontinued operation for the twelve-month period ended December 31, 2006 was $0.02.

Gross profit for the fourth quarter increased accordingly by $4.2 million (or 442%) and by $8.5 million (or 235%) for the year, compared to the same periods from the prior year.

Gross profit as a percentage of sales decreased from 30% to 21% in the fourth quarter, and from 31.6% to 20.3% for the year, compared with the same periods of last year. The decrease was due to lower margins on the sales from the new plants to the agriculture market than the sales to the urban greening market. Hanfeng believes the demand for its slow and controlled release fertilizer from the China agriculture market will far exceed the urban greening market.

China currency: RMB vs. Canadian currency: CDN

Hanfeng reports in Canadian dollars but earns all of its revenues and incurs most of its expenses in Chinese Yuan ("RMB"). Accordingly, any changes in the exchange rate between these currencies will affect the financial results. In 2006 the Canadian dollar appreciated against the RMB, such that the average exchange rate used to convert the RMB financial income and expenses to Canadian dollar reporting has decreased from 0.148 to 0.142, or by 4.2%. As set out below, the appreciation of the Canadian dollar over the reporting period had a negative impact on revenues and profits reported in Canadian dollars.

	Reported in RMB	Reported in CDN
Revenue increase%	439%	420%
Gross profit increase %	249%	235%

Operating expenses

Operating expenses increased to $4.6 million in 2006 verses $3.4 million in 2005. The increase was due primarily to a write-off of deferred financing cost related to legal costs associated with the SCU bank debt financing, increased amortization costs associated with new administrative assets related to the fertilizer operations, and higher Selling, General and administrative expenses ("SG&A"). Offsetting these were lower costs associated R&D due to less activities in 2006 and a decrease in stock-based compensation expense due to the cancellation of some non-vested stock options in the second quarter of 2006.

SG&A expenses increased overall in 2006. However SG&A as a percentage of sales decreased commensurate with the increase in production and fertilizer sales revenue. The percentages in 2005 were higher (above 15%) because all corporate overhead costs have been allocated to the continuing operations as a result of the GAAP requirements

Interest expense in dollars increased as the cost of debt associated with growing production increased. Interest expense as a percentage of sales decreased also due to the significant sales volume increase in 2006.

Hanfeng is subject to income taxes in Canada, while the subsidiaries are subject to the income tax laws of China. Various subsidiaries in China receive different income tax incentives because they are qualified foreign investment companies in China and encouraged by the local governments. As a result, Hanfeng's income tax rate in China for 2006 is 0% (2005 – 0%) for the continuing operations, and 10% (2005 – 10%) for the discontinued operation. Based on the production capacity allocation, Hanfeng estimates the income tax rate in China will most likely be 0% for 2007, 8.2% for 2008, 2009, and 2010, and 15% thereafter.

The government of China is currently considering certain tax reforms, which will potentially bring down the overall statutory income rate and result in a unified rate for both foreign companies (such as Hanfeng) and private Chinese companies. It is uncertain when the new policy will come into effect or how it will impact Hanfeng's tax rate.

2.3 Quarterly Results

	2006				2005			
In thousands Cdn	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Sales	24,303	20,668	12,750	2,128	3,136	2,684	3,189	2,494
Net income:								
Continuing operations	3,439	2,451	1,360	-177	50	-177	24	-34
Discontinued operations	120	-	-	708	2,420	3,274	3,217	1,059
Total	3,559	2,451	1,360	531	2,470	3,097	3,241	1,025
Basic EPS:								
Continuing operations	0.07	0.05	0.03	-	-	-	-	-
Discontinued operations	-	-	-	0.01	0.05	0.07	0.08	0.03
Total	0.07	0.05	0.03	0.01	0.05	0.07	0.08	0.03
Diluted EPS:								
Continuing operations	0.07	0.05	0.03	-	-	-	-	-
Discontinued operations	-	-	-	0.01	0.06	0.07	0.08	0.03
Total	0.07	0.05	0.03	0.01	0.06	0.07	0.08	0.03

Note: the discontinued operations include landscaping and nursery businesses.

As shown in the table above, Hanfeng has transformed itself from a greening company with nursery and landscaping businesses into a slow and controlled release fertilizer producer in China, targeting the agriculture market and urban greening market.

In 2005, Hanfeng's fertilizer business was not impacted by seasonal factors since the level of the production capacity (20,000 tonnes per annum) was relatively small by comparison to 2006. Hanfeng has added one new plant in each quarter of 2006. As a result, the sales and net income increased in the last three quarters of 2006. As all new plants will be fully operational for 2007, some seasonality is expected to effect sales volumes.

In general, the plants in Heilongjiang province, located in the northeast region of China may experience slow sales in winter and summer. Hanfeng's current production capacity in this region is 100,000 tonnes per annum. Another 200,000 tonnes per annum plant will be commissioned and expected to be operational within the second quarter of 2007. As well, a 50,000 tonne blending facility was commissioned in early 2007. Indicated higher demand for Hanfeng's products is expected to drive higher sales and consume the increased capacity.

In general, the plants in Jiangsu province in the eastern region of China may experience slow sales in the summer. Hanfeng currently operates a 250,000 tonnes per annum facilities in this region.

2.4 Selected Annual Information

(in thousands in Cdn, Except for EPS)	**Year Ended December 31, 2006**	**Year Ended December 31, 2005**	**Year Ended December 31, 2004**
Gross revenue (note 1)	59,849	11,503	5,813
Net income from continuing operations	7,072	(137)	(1,637)
Net income	7,901	9,832	8,687
Total assets	108,072	70,091	45,532
Loans payable	18,366	3,570	4,093
From continuing operations:			
Basic EPS	0.15	-	(0.05)
Diluted EPS	0.15	-	(0.05)
After discontinued operation:			
Basic EPS	0.17	0.24	0.26
Diluted EPS	0.17	0.24	0.25

Note 1: restated numbers exclude revenue from discontinued operations (2004 - $26.8 millions, 2005 - $40.6 million).

Since its inception in 1996, Hanfeng has established a track record of growth. Hanfeng's fertilizer revenue (the continuing operations) has grown from less than $0.5 million in 2003 to close to $60 million in 2006, representing a compound annual growth rate of 340%. Its earnings from the fertilizer business (after headquarter overhead costs) also grew significantly from a loss in 2004 and 2005 to over $7.1 million in 2006.

Hanfeng's annual production capacity grew from 20,000 tonnes per annum to 350,000 tonnes per annum by the end of 2006. It is expected to further increase by another 71% to 600,000 tonnes per annum by mid-2007. Hanfeng is evaluating plans to add a further 150,000 to 200,000 tonnes of annual production capacity to these sites. As the capacity available for sales increases, Hanfeng expects revenue and earnings to increase significantly in 2007 and 2008.

The significant increase in total assets has further enhanced Hanfeng's financial leverage. In addition, Hanfeng's construction record and proven profitability have attracted local banks to provide not only low cost working capital loans, but also construction loans to fuel Hanfeng's future expansion plans.

3. Liquidity and capital resources

(In thousand except for ratios)	December 31, 2006	December 31, 2005
Current ratio *	1.6 : 1	3.6 : 1
Cash	2,104	1,651
Working capital	10,936	16,330
Total assets	108,072	70,091
Total debt	22,943	6,352
Loans payable (current portion)	13,492	3,571
Total equity	85,129	63,118
Debt / Equity **	27%	10%

* Current ratio = Current Assets / Current Liabilities

** Debt to Equity = Total Debt / Total Equity

Accounts receivable, inventory, prepaid inventory, and advances from customers all increased as a result of increased fertilizer production and sales. The $8.7 million in assets held for sale at 2005 year end related to the nursery assets and were sold in the first quarter 2006. The proceeds of the sales were used to partially fund the acquisition of the Heilongjiang plant at the beginning of 2006. Income taxes payable decreased from $0.7 million to $0.07 million as a result of payments made in the first quarter, and the taxable businesses being discontinued in the year.

Cash from financing activities was mainly composed of $9.7 million proceeds from the exercise of warrants and stock options as well as $9.4 million net proceeds from bank loans. Cash from financing activities for the fourth quarter was $5.5 million, mainly from the increase in a working capital loan.

Total revolving facilities from various banks in Canada and China are available to Hanfeng for a maximum amount of $19 million. These loans are subject to annual renewal on various days of the year.

The Heilongjiang project has a budgeted cost of $20 million and is currently financed by the contractor. At the end of the second quarter of 2006, a local Chinese bank has provided a written offer to replace the contractor loan with a 3-year term mortgage loan. As at December 31, 2006, the balance of the contractor loan was approximately $4.9 million, after repayments made in the fourth quarter of 2006.

Subsequent to the 2006 year end, the Merchant Bank of China agreed to provide a 3-year loan to Hanfeng for a total of 35 million RMB (Cdn$ 5.0 million). The detailed loan agreement is expected to be finalized on or before March 31, 2007. As a result, Hanfeng has committed to repay the full amount of the $4.0 million Export Development Canada loan on April 30, 2007. Since all Hanfeng's assets are located in China, the cost of debt provided by China banking facilities is expected to be less expensive than that obtained from outside of China. The Company expects that cash flow generated from the increased production combined with the local debt facilities will be sufficient to fund its current expansion plans.

Investing activities refers to the use of the proceeds from the disposal of the discontinued assets ($9.4 million) to purchase the Heilongjiang plant at the beginning of the year. Total cash used to construct and acquire new plants in 2006 was $18 million, including $7.6 million in the fourth quarter of 2006. The two blending facilities (one at Heilongjiang and one at Jiangsu) were built and expanded from an existing facility located in Shanghai. Costs associated with these plants were minimal and are included in the $18 million capital expenditure total for 2006.

Contractual Obligations

in thousands Cdn	Total	2007	2008	2009	thereafter
Bank debt repayment	18,366	11,802	360	360	5,844
Lease obligations	$76	38	38	-	-

Capital structure

As at February 28, 2007, Hanfeng had 48,137,853 common shares issued and outstanding and the following securities issuable upon exercise of convertible securities:

(i) 55,054 common shares issuable upon the exercise of share purchase warrants at $2.35 per share until May 19, 2007; and

(ii) 825,000 common shares issuable upon the exercise of stock options with a weighted average price of $2.73 and an average term of 2.7 years.

China laws require all wholly owned foreign entities to set aside 10% of retained earnings as a general reserve fund every year until such a fund has reached 50% of the Company's registered capital. The law allows the funds in the reserve to be distributed to shareholders at the wind up of the reserve. The reserve has been included in the retained earnings on the balance sheet. The total reserve of the Company at December 31, 2006 is 15.7 million RMB (Cdn $2.3 million).

4. Related Party Transactions

In 2006, the Company paid a $30,000 consulting fee to a director of the company (2005 - nil).

As at December 31, 2006, the Company also has an outstanding loan in the amount of $20,274 receivable from the minority shareholder of Nigeria Hanfeng, a subsidiary of Hanfeng.

5. Disclosure Controls and Internal Controls over Financial Reporting

The Company's disclosure controls and procedures were designed to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to management in a timely manner so that information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the time periods specified in applicable securities legislation. The Company's management, under the direction and supervision of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures as at December 31, 2006, and has concluded that such disclosure controls and procedures are effective.

The Company's management, under the direction and supervision of the Chief Executive Officer and Chief Financial Officer, are also responsible for establishing and maintaining internal control over financial reporting. These controls were designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. There have been no changes in the Company's internal control over financial reporting during the quarter ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

6. Risks

There are a number of risk factors that could materially affect the business of Hanfeng, which include but are not limited to the risk factors set out below. Additional information about these risk factors is set out in Hanfeng's Annual Information Form.

A. Risks Associated With China

Hanfeng's subsidiaries ("Subsidiaries") carry on their business in China and Hanfeng derives all of its profit from the activities of the Subsidiaries. As such, Hanfeng's results of operations, financial position and prospects are subject to a significant degree to economic, political, social and legal developments in China.

The Chinese economy differs from the economies of most developed countries in a number of respects, including:

- its structure;
- the level of government involvement;
- the level of development;
- the control of foreign exchange; and
- the allocation of resources.

B. Tax Practices

Hanfeng pays income taxes based on a combination of local and federal tax incentives. There can be no guarantee that this favorable tax treatment will continue following the applicable exemption periods, or at all. There has been discussion about removing the tax

incentives currently offered to foreign invested enterprises since wholly domestically owned companies do not receive such incentives. In the event that such tax incentives are removed, there is no guarantee that foreign invested enterprises currently taking advantage of the incentives would be grandfathered. An increase in the tax rate to which the Subsidiaries are subject will reduce the net profitability of Hanfeng.

Under current Chinese laws, any dividends Hanfeng may receive from the Subsidiaries are not subject to Chinese tax. There can be no assurance that these dividends would continue not to be subject to tax in the future.

The government of China is currently considering a tax reform, potentially to bring down the overall statutory income rate and have a unified rate for both foreign companies (such as Hanfeng) and private Chinese companies. It is not certain when the new policy will come into effect, as well as how it will impact Hanfeng's tax rate.

C. FOREIGN EXCHANGE RISK

As Hanfeng reports financial results in Canadian dollars but earns its revenue in RMB, growth rates reported in Hanfeng's financial statements may be negatively impacted by an increase in the Canadian dollar relative to the RMB.

Although Hanfeng earns all of its revenue in RMB, some purchases are made in US and Canadian dollars. On July 21, 2005, the Chinese government announced the revaluation of RMB, increasing its value by approximately 2.1 % against the US dollar and moving the peg from the US dollar to a basket of currencies. Such a change is believed to be generally positive for Hanfeng since all revenues are earned in RMB and most of its assets are held in RMB. There might be more changes in exchange rates in the future, which may have a negative impact on Hanfeng.

D. RISKS ASSOCIATED WITH EXPANSION

The success of Hanfeng's expansion strategy will depend on a number of factors. There can be no assurance that Hanfeng will be able to achieve planned growth. There can be no assurance that Hanfeng's expansion strategy will be successful, that modifications to its strategy will not be required or that Hanfeng will be able to effectively market and/or manage and enhance profitability. Hanfeng may experience periods of rapid growth including increased staffing levels. Such growth could place a significant strain on its management, operational, financial and other resources. Hanfeng's ability to manage its growth effectively will require it to develop its management information systems capabilities and improve its operational and financial systems. Moreover, Hanfeng will need to train, motivate and manage its employees and attract senior managers and technical professionals. Any failure to expand these areas and implement and improve such systems, procedures and controls in an efficient manner at a pace consistent with Hanfeng's business could have a material adverse effect on Hanfeng's business, financial condition and results of operations.

Hanfeng has targeted the slow and controlled release fertilizer market in China as a new focus for its business. There can be no assurance that this market will develop and, given Hanfeng's limited experience and operating history in this market, that Hanfeng's

investment and efforts in this market will be successful. As a result, not all production capacity may be utilized or sold. Failure to succeed in the slow and controlled release fertilizer market in China may adversely affect Hanfeng's future business, financial condition and operating results.

E. COMPETITION

Hanfeng expects to encounter competition from other entities having a business objective similar to its own. Many of these entities are well established and have extensive experience in connection with identifying and effecting business acquisitions directly or through affiliates. Many of these competitors possess greater financial, technical, personnel and other resources than Hanfeng and there can be no assurance that Hanfeng will have the ability to compete successfully. Competitors may introduce technological innovation in Hanfeng's business, resulting in increased competitive pressures. Hanfeng's financial resources will be relatively limited when contrasted with those of many of their competitors. Although Hanfeng's projections assume that the industry will generate competition, there can be no assurances on how any level of competition may impact the future revenues of Hanfeng. China can be a fiercely competitive market and small price differentials between otherwise competitive goods and services can make an enormous difference to the consumer.

F. WEATHER CONDITIONS AND NATURAL DISASTERS

Weather conditions affect the demand for Hanfeng's products and the availability of raw materials and other inputs. For example, weather conditions such as floods, drought or frost can cause crop failures, which in turn affect the demand for fertilizer and seeds. The occurrence of any such event may adversely affect Hanfeng's business, financial condition and results of operations.

G. SEASONALITY

Hanfeng is exposed to some seasonality risk due to factors including, but not limited to, the nature of its products, weather conditions, and the buying patterns of major customers. These potential seasonality factors should also be considered together with the growth of the business. While some factors are not within its control, Hanfeng can mitigate the risk by negotiating purchasing times with major customers, and establishing a sales network across the country to cover different regions and weather conditions.

7. Significant accounting policies

Hanfeng did not change accounting policies in 2006. 2005 comparative numbers have been restated under Canadian GAAP to segregate discontinued operations. Hanfeng discontinued its nursery and landscaping businesses in late 2005 and May 2006 respectively.

Product sales are recognized upon delivery with appropriate assessment of the collection risk.

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the year. Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment, intangible assets, valuation allowances for receivables and inventories, and future income taxes. Actual results could differ from those estimates.

8. Outlook

As of the date of this MD&A, Hanfeng has already received over $60 million sale orders, mostly for Spring 2007 delivery. All the production facilities added in 2006 (350,000 tonnes per annum in aggregate at year end) have gone through a full commissioning period and are expected to be operating at a normal capacity in 2007. Additional production will accrue from the 200,000 tonnes to be commissioned, and the recently commissioned 50,000 tonne blending facility at Heilongjiang. Based on the capacity available for sale in 2007 and the current market conditions, Hanfeng expects that annual production will increase significantly from the 169,000 reported for 2006 and that both sales and earnings will increase accordingly.

Hanfeng intends to optimize its return on investment and supply the growing demand from current and new customers by expanding production capacity at its Heilongjiang and Jiangsu production and sales centres. Hanfeng is evaluating plans to add a further 150,000 to 200,000 tonnes of annual production capacity to these sites. Several slow-release fertilizer technologies, which have been developed by Hanfeng's R&D team or acquired by the Company, are currently being evaluated.

Hanfeng is also investigating opportunities for growth through alliances with domestic producers of conventional fertilizer, where Hanfeng could potentially blend its slow and controlled release technology with their products. In its 11th 5-Year Plan, China has made the agricultural sector a top priority. These policies promote the use of more efficient, effective, and environmentally friendly fertilizers. Companies that supply the agricultural sector are encouraged by the government to support these policies. Numerous synergies exist through an alliance strategy, including an immediate product upgrade for the conventional producer. For Hanfeng the alliance could provide a lower cost alternative to grow capacity.

With its track record in China and a clear growth strategy, Hanfeng will continue to build on its position as the leader in the slow and controlled release fertilizer industry in China.

FORM 13-502F1
CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name:	Hanfeng Evergreen Inc.	
Fiscal year end date used to calculate capitalization:	Dec 31, 2006	

Market value of listed or quoted securities:

Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end	48,137,853(i)	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	$3.69(ii)	
Market value of class or series	(i) X (ii) =	$177,628,678 (A)
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		(B)

Market value of other securities:

(See paragraph 2.11(b) of the Rule) (Provide details of how value was determined)		(C)
(Repeat for each class or series of securities)		(D)
Capitalization (Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) =	$ 177,628,678
Participation Fee (From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)		$ 6,700

New reporting issuer's reduced participation fee, if applicable
(See section 2.6 of the Rule)

Participation fee X Number of entire months remaining in the issuer's fiscal year
/ 12 =

Late Fee, if applicable
(As determined under section 2.5 of the Rule)

Hanfeng

Hanfeng Evergreen Inc.

www.hanfengevergreen.com

FOR IMMEDIATE RELEASE **TSX Symbol: HF**

HANFENG ANNOUNCES 2006 YEAR END FINANCIAL RESULTS

–PROVIDES OPERATIONAL UPDATE–

TORONTO, March 6, 2007 – Hanfeng Evergreen Inc. ("Hanfeng" or the "Company") today reported its financial results for the fourth quarter and year ended December 31, 2006. In 2006, the Company successfully completed the transition from the nursery and landscaping business in order to focus solely on the expansion of its slow and controlled release fertilizer business. As a result, Hanfeng's annual financial results are reported on a continuing operations basis in accordance with Canadian GAAP. All amounts are in Canadian dollars.

For the year ended December 31, 2006, Hanfeng reported significant growth in its revenues and net income from continuing operations. Revenue increased by $48.3 million to $59.8 million as the Company successfully grew its fertilizer production throughout the year. Net income from continuing operations for the year ended December 31, 2006 was $7.1 million versus a loss of $0.137 million in the same period in 2005. Net income including discontinued operations for the year ended December 31, 2006 was $7.9 million versus net income of $9.8 million in the same period in 2005. Earnings per share ("EPS"), including discontinued operations, for 2006 were $0.17, a decrease of $0.07 compared to 2005. The decrease is attributable to costs associated with the expansion of Hanfeng's fertilizer production capacity, which increased from 20,000 tonnes per annum in 2005 to 350,000 tonnes per annum at December 31, 2006.

"In 2006, we achieved a number of important milestones in addition to growing our production and capacity," stated Xinduo Yu, Hanfeng's President & CEO. "We successfully enhanced our brand, increased the number of distributors for our products, developed and commercialized new products, and established Hanfeng as the leading producer of slow and controlled release fertilizer in China. Given the rapidly increasing demand for our fertilizer products and the sound fundamentals driving our markets, we expect to continue to deliver substantial top and bottom line performance to our shareholders."

As at December 31, 2006, Hanfeng reported cash on hand of $2.1 million and working capital of $10.9 million versus $1.6 million and $16.3 million respectively in 2005. In 2006, the Company further invested $18 million in the construction of four production facilities, which are now fully operational. The construction was financed through debt facilities with China-based banks, which provide more favorable lending terms. At December 31, 2006, long-term debt was $4.8 million and bank debt totaled $13.5 million.

Operations Update

Hanfeng's facilities are strategically located in two key regions in China: the northeast region in the Heilongjiang province and the east region located in Jiangsu Province. Combined, these two regions account for almost one-third of the agricultural fertilizer consumption in China.

In the northeast region, also known as China's "corn-belt" the Company has 2 plants and is currently expanding its annual productive capacity from 100,000 tonnes to 300,000 tonnes. Construction of the plant expansions is well ahead of schedule and commissioning is expected to begin in March. Hanfeng

expects the expanded facilities to be fully operational within the second quarter. Hanfeng has also commissioned a 50,000 tonne per annum blending facility at Heilongjiang, which has the ability to blend Hanfeng's products with other nutrients. As a result, the total annual productive capacity for the combined facilities in this region is now 350,000 tonnes.

In the east region, the Company has 3 plants with a total of 250,000 tonnes of annual production capacity, which includes 200,000 tonnes of finished goods and 50,000 tonnes of blending capacity.

Business Highlights:

- Completed the acquisition and construction of (4) new production facilities on time and on budget (350,000 tonnes capacity)
- Commercialized proprietary Urea Formaldehyde and Methylene Urea technologies developed by Hanfeng's in-house R&D team
- Hosted the 6th International Symposium on Eco-Industry & Sustainable Development ("Symposium") in Ghent, Belgium - the first time a Chinese company has hosted a symposium on slow-release fertilizer in Europe
- Completed successful first year field trials of Hanfeng's Sulfur Coated Urea slow-release fertilizer with the China National Hybrid Rice R&D Center
- Pre-sales exceed $60 million for slow release fertilizer in 2007 delivery
- Teamed with Heilongjiang Agriculture Company Limited, the largest state-owned agricultural company in China, for the sale and distribution of Hanfeng's fertilizers
- Further strengthened the Company's balance sheet and lowered its cost of capital by accessing China bank debt and securing working capital loans

Balance Sheet Highlights

(In thousand except for ratios)	**December 31, 2006**	**December 31, 2005**
Current ratio	1.6 : 1	3.6 : 1
Cash	2,104	1,651
Working capital	10,936	16,330
Total assets	108,072	70,091
Total debt	22,943	6,352
Loans payable (current portion)	13,492	3,571
Total equity	85,129	63,118
Debt / Equity	27%	10%

Summary 2006 Financial Results

	For the 3 month period ended December 31			For the 12 month period ended December 31		
(in thousands in $Cdn)	**2006**	**2005**	**change**	**2006**	**2005** (Note a)	**change**
Sales	24,303	3,136	675%	59,849	11,503	420%
Gross profit	5,102	942	442%	12,145	3,630	235%
Net earnings before discontinued operation	3,439	50	6778%	7,072	(137)	5262%
Net earnings of discontinued operation	120	2,420	(95%)	829	9,969	(92%)
Net earnings	3,559	2,470	44%	7,901	9,832	(20%)
From continuing operations:						
Basic EPS	0.07	-	0.07	0.15	-	0.15
Dilutive EPS	0.07	-	0.07	0.15	-	0.15
After discontinued operation:						
Basic EPS	0.07	0.05	0.02	0.17	0.24	(0.07)
Dilutive EPS	0.07	0.06	0.01	0.17	0.24	(0.07)

Note a: discontinued operations include nursery and landscaping businesses that were discontinued in 2005 and 2006 respectively. Comparative statements have been reclassified to present these businesses as discontinued operations.

Sales for the fourth quarter and for the twelve months ended December 31, 2006, increased by 675% and 420% respectively, compared to the same periods in the prior year. These significant increases are due to increased production volumes from the four new plants that commenced operations in the second, third and fourth quarter of 2006. Total tonnage sold in 2006 was approximately 169,000 tonnes.

EBITDA from continuing operations increased significantly for both the fourth quarter (by 1439%) and the year (by 1149%) ended December 31, 2006, compared with the same periods in the prior year. As a percentage of sales, EBITDA increased from 9.2% to 18.3% in the fourth quarter and from 6.8% to 16.3% in 2006, compared with the same periods last year. The increase in EBITDA is attributable to increased efficiency in plant utilization due to increased operational capacity. (*EBITDA is a non-GAAP measurement. Reconciliation can be found in Hanfeng's MDA filed on SEDAR*).

Gross profit for the fourth quarter increased accordingly by $4.2 million (or 442%) and by $8.5 million (or 235%) for the year, compared to the same periods from the prior year.

Gross profit as a percentage of sales decreased from 30% to 21% in the fourth quarter, and from 31.6% to 20.3% for the year, compared with the same periods of last year. The decrease was due to lower margins on the sales from the new plants to the agriculture market than the sales to the urban greening market. Hanfeng believes the demand for its slow and controlled release fertilizer from the China agriculture market will far exceed the urban greening market.

Selling, general and administrative ("SG&A") expenses increased overall in 2006 (from $2 million to $2.9 million. However SG&A as a percentage of sales decreased (from 17.4% to 4.9%) commensurate with the increase in production and fertilizer sales revenue. The percentages in 2005 were higher because all corporate overhead costs have been allocated to the continuing operations as a result of the GAAP requirements.

Hanfeng is subject to income taxes in Canada, while the subsidiaries are subject to the income tax laws of China. Various subsidiaries in China receive different income tax incentives because they are qualified foreign investment companies in China and encouraged by the local governments. As a result, the

Company's income tax rate in China for 2006 is 0% (2005 – 0%) for the continuing operations, and 10% (2005 – 10%) for the discontinued operation.

Outlook

All the production facilities added in 2006 (350,000 tonnes per annum in aggregate at year end) have gone through a full commissioning period and are expected to be operating at a normal capacity in 2007. Additional production will accrue from the 200,000 tonnes to be commissioned, and the recently commissioned 50,000 tonne blending facility at Heilongjiang. Based on the capacity available for sale in 2007 and the current market conditions, Hanfeng expects that annual production will increase significantly from the 169,000 reported for 2006 and that both sales and earnings will increase accordingly.

Hanfeng intends to optimize its return on investment and supply the growing demand from current and new customers by expanding production capacity at its Heilongjiang and Jiangsu production and sales centres. Hanfeng is evaluating plans to add a further 150,000 to 200,000 tonnes of annual production capacity to these sites. Several slow-release fertilizer technologies, which have been developed by Hanfeng's R&D team or acquired by the Company, are currently being evaluated.

Hanfeng is also investigating opportunities for growth through alliances with domestic producers of conventional fertilizer, where Hanfeng could potentially blend its slow and controlled release technology with their products. In its 11th 5-Year Plan, China has made the agricultural sector a top priority. These policies promote the use of more efficient, effective, and environmentally friendly fertilizers. Companies that supply the agricultural sector are encouraged by the government to support these policies. Numerous synergies exist through an alliance strategy, including an immediate product upgrade for the conventional producer. For Hanfeng the alliance could provide a lower cost alternative to grow capacity.

"With our successful track record and numerous opportunities for growth, Hanfeng will continue build on its position as the leader in the slow and controlled release fertilizer industry in China," stated Mr. Yu.

Hanfeng Evergreen Inc. will host a conference call to discuss its fiscal 2006 financial results. Ms. Madeline Yu, CFO and Robert Beutel, Chairman of the Board, will host the call.

Date:	Wednesday, March 7, 2007
Time:	10:00 am, Eastern Time
Dial in Number:	1-866-902-2211 or 416-695-9712
Taped Replay:	1-888-509-0081 or 416-695-5275 (available for 14 days)
Taped Replay Pass Code:	641066
Live Webcast Link:	http://events.onlinebroadcasting.com/hanfeng/030707/index.php

About Hanfeng Evergreen Inc.
Hanfeng is a leading provider of slow and controlled release fertilizers to blenders, the agriculture market and the urban greening market. Hanfeng was the first to introduce the concept of slow and controlled release fertilizers into China's agriculture market with its establishment of the first commercial scale slow-release fertilizer production in China. All production facilities are located in prime agricultural regions of China. The Company is headquartered in Toronto, Ontario and its shares trade on the Toronto Stock Exchange. For more information, please visit: www.hanfengevergreen.com

This press release contains forward-looking statements based on current expectations. These forward-looking statements entail various risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Risks and uncertainties about Hanfeng's business are more fully discussed in the Company's disclosure materials, including its annual information form and MD&A, filed with the securities regulatory authorities in Canada.

For more information please contact:
Madeline Haiying Yu, CA
Hanfeng Evergreen Inc.
Chief Financial Officer
Email: info@hanfengevergreen.com
Phone: (416) 368-8588

Kevin O'Connor
Genoa Management Ltd.
Investor Relations
Email: koconnor@genoa.ca
Phone: (416) 962-3300

HANFENG EVERGREEN INC.

Consolidated Balance Sheets
(Expressed in thousands of Canadian dollars)

December 31, 2006 and 2005

	2006	2005
Assets		
Current assets:		
Cash	$ 2,104	$ 1,651
Term deposit	316	309
Accounts receivable	5,394	1,804
Prepaid inventory and deposits (note 2)	11,636	8,965
Inventories	9,555	1,291
Assets held for sale	–	8,662
	29,005	22,682
Deferred financing cost	294	174
Deferred development costs (note 3)	532	335
Intangible assets (note 4)	1,104	1,153
Construction in progress	16,679	37,368
Property, plant and equipment (note 5)	60,458	8,379
	$ 108,072	$ 70,091
Liabilities and Shareholders' Equity		
Current liabilities:		
Loans payable (note 7)	$ 13,492	$ 3,570
Accounts payable and accrued liabilities	2,897	2,028
Advance from customers	1,607	102
Income taxes payable	73	652
	18,069	6,352
Long-term debt (note 7)	4,874	–
Minority interest (note 8)	–	621
Shareholders' equity:		
Share capital (note 9):		
Common shares	44,417	32,776
Contributed surplus (note 9)	1,024	1,725
Cumulative translation adjustment	(4,530)	(7,700)
Retained earnings (note 10)	44,218	36,317
	85,129	63,118
Commitments (note 14)		
Subsequent events (note 18)		
	$ 108,072	$ 70,091

See accompanying notes to consolidated financial statements.

On behalf of the Board:

"Graham Warren" Director "Robert Beutel" Director

HANFENG EVERGREEN INC.

Consolidated Statements of Income and Retained Earnings
(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2006 and 2005

	2006	2005
Sales	$ 59,849	$ 11,503
Cost of goods sold	47,704	7,873
Gross profit	12,145	3,630
Expenses:		
Selling	582	307
General and administrative	2,356	1,698
Write-off of deferred financing cost	126	–
Amortization	750	142
Loss on disposal of property, plant and equipment	61	–
Research and development (note 3)	603	811
Loss (gain) on foreign exchange	(20)	19
Stock-based compensation (note 9)	142	448
	4,600	3,425
Operating income	7,545	205
Interest expense	473	230
Income (loss) from continuing operations before minority interest	7,072	(25)
Minority interest	–	(112)
Net income (loss) from continuing operations	7,072	(137)
Net income from discontinued operations (note 13)	829	9,969
Net income	7,901	9,832
Retained earnings, beginning of year	36,317	26,485
Retained earnings, end of year	$ 44,218	$ 36,317
Income per share from continuing operations (note 9):		
Basic	$ 0.15	$ –
Diluted	0.15	–
Income per share from discontinued operations (note 9):		
Basic	0.02	0.24
Diluted	0.02	0.24
Income per share (note 9):		
Basic	0.17	0.24
Diluted	0.17	0.24

See accompanying notes to consolidated financial statements.

HANFENG EVERGREEN INC.

Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)

Years ended December 31, 2006 and 2005

	2006	2005
Cash provided by (used in):		
Operating activities:		
Net income (loss) from continuing operations	$ 7,072	$ (137)
Items not involving cash:		
Amortization	2,182	684
Write-off of deferred financing cost	126	–
Loss on disposal of property, plant and equipment	61	–
Minority interest	–	112
Stock-based compensation	142	448
	9,583	1,107
Change in non-cash operating working capital (note 16)	(18,363)	(8,863)
Cash used in operating activities of continuing operations	(8,780)	(7,756)
Cash provided by (used in) operating activities of discontinued operations	(571)	23,792
	(9,351)	16,036
Financing activities:		
Decrease (increase) in term deposit	(7)	4
Proceeds from loans payable	15,214	–
Repayments of loans payable	(5,837)	(523)
Shares issued for cash	9,694	17,750
Share issuance cost paid	–	(2,060)
Cash paid for financing cost	(428)	(15)
Decrease in shareholder loan	–	(35)
	18,636	15,121
Investing activities:		
Acquisition of property, plant and equipment and intangible assets	(18,037)	(34,292)
Deferred development costs	(176)	(225)
Proceeds from disposal of property, plant and equipment	16	–
Cash used in investing activities of continuing operations	(18,197)	(34,517)
Acquisition of property, plant and equipment	–	(552)
Proceeds from disposition	9,375	1,851
Cash provided by investing activities of discontinued operations	9,375	1,299
	(8,822)	(33,218)
Effect of exchange rate changes on cash	(10)	(306)
Increase (decrease) in cash	453	(2,367)
Cash, beginning of year	1,651	4,018
Cash, end of year	$ 2,104	$ 1,651

Supplemental cash flow information (note 16)

See accompanying notes to consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 6, 2007

Introduction

This management's discussion and analysis ("MD&A") relates to the consolidated financial condition and results of operations of Hanfeng Evergreen Inc. ("Hanfeng") together with its subsidiaries in the People's Republic of China ("China"). As used herein, the word "Company" means, as the context requires, Hanfeng and its subsidiaries. The common shares of Hanfeng are listed on the Toronto Stock Exchange (the "Exchange"). Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of Canadian generally accepted accounting principles ("Canadian GAAP"). This MD&A should be read in conjunction with Hanfeng's audited consolidated financial statements for the year ended December 31, 2006, and notes thereto. Additional information relating to Hanfeng Evergreen Inc. including its Annual Information Form can be found on Hanfeng's web site at www.hanfengevergreen.com or on the SEDAR web site for Canadian regulatory filings at www.sedar.com.

The preparation of the consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Hanfeng bases its estimates on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

Unless otherwise indicated, all references to "$" or "dollars" in this report refer to the Canadian dollar.

The forward-looking information contained in this document is current only as of the date of the document. There should not be an expectation that such information will in all circumstances be updated, supplemented or revised whether as a result of new information, changing circumstances, future events or otherwise.

Caution Regarding Forward Looking Information

Certain statements in this report, to the extent not based on historical events, are forward-looking statements based on certain assumptions and reflect Hanfeng's current expectations. Forward-looking statements include, without limitation, statements evaluating market and general economic conditions in this document, and statements regarding growth strategy and future-oriented project revenue, costs and expenditures. Actual results could differ materially from those projected and should not be relied upon as a prediction of future events. A variety of inherent risks, uncertainties and factors, many of which are beyond Hanfeng's control, affect the operations, performance and results of Hanfeng and its business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. Some of these risks, uncertainties and factors include the impact or unanticipated impact of: current, pending and proposed legislative or regulatory developments in the jurisdictions where Hanfeng operates, in particular in China; change in tax laws; political conditions and developments; intensifying competition from established competitors and new entrants in the fertilizer industries; technological change; currency value fluctuation and changes in foreign exchange restrictions; changes in Chinese government support or restrictions on foreign investment; general economic conditions worldwide, as well as in China; Hanfeng's success in developing and introducing new products and services, constructing and operating new manufacturing facilities, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels. This list is not exhaustive of the factors that may affect any of Hanfeng's forward-looking statements. Hanfeng undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results otherwise. Readers are cautioned not to put undue reliance on forward-looking statements.

1. Corporate Overview

Hanfeng is a leading provider of slow and controlled release fertilizer ("SRF & CRF") to the agriculture and urban greening markets in China. Compared to conventional fertilizers, SRF & CRF have properties that improve fertilization effectiveness and efficiency, increase crop yield and reduce environmental damage. In 2006, the Company successfully completed the transition from a nursery and landscaping company in order to focus solely on the expansion of its slow and controlled release fertilizer business.

While China is the world's largest consumer and producer of conventional fertilizers, its SRF & CRF industry is still at an early stage of development. China's domestic fertilizer industry is fragmented with numerous small regional producers, many operating out-dated and inefficient equipment. There has been very little domestic production of SRF & CRF and high quality NPK ("Nitrogen, Phosphate and Potash") fertilizers due to the higher costs and necessary technology to develop and produce effective, cost efficient products. Imported SRF & CRF is too expensive to penetrate the China market to any significant extent. Hanfeng was the first to introduce the concept of low-cost SRF & CRF into China's agriculture industry with the establishment of the first commercial scale slow-release fertilizer production in the country. To maintain its leading technological position, Hanfeng's Shanghai-based research and development and engineering teams have filed several patents in China. One significant patent is related to the combination of Urea Formaldehyde / Methylene Urea ("UF/MU") technology with the tower granulation method to produce UF/MU slow release NPK.

Demand for SRF & CRF is increasing, as the Chinese government continues to increase its efforts to improve the domestic agricultural industry. In the 11th Five Year plan, the government mandated a more scientific approach to fertilization that emphasizes efficiency, enhanced crop yields, reduced pollution, and conservation of natural resources such as natural gas, coal, and oil, which are utilized in the production of conventional fertilizers. Efficiency and enhanced crop yields are a significant focus as China has the largest annual agricultural output in the world (US$255 billion in 2000), but only 9 percent of the arable land. By comparison, the United States, which produced US$215 billion in 2000, holds 13 percent of the arable land.

Hanfeng's SRF & CRF address significant issues faced by the agriculture industry in China today. Hanfeng's technology combines both slow-release and high nutrient NPK benefits into low-cost, high efficiency products that reduce the environmental damage by controlling the amount of nutrient released into the soil.

The Company is rapidly developing two markets for its SRF & CRF in China: the agricultural market, which accounts for more than 90 percent of the country's fertilizer consumption, and the smaller, high-margin urban greening market. Since its introduction of SRF & CRF in China, Hanfeng has increased its production capacity from 20,000 tonnes at a single facility in 2005 to 350,000 tonnes in multiple facilities at the end of 2006. With the additional capacity either being commissioned or currently under construction, Hanfeng is expected to increase its annual production to up to 600,000 tonnes within the second quarter of 2007.

Hanfeng's facilities are strategically located in two key regions in China: the northeast region in the Heilongjiang province and the east region located in Jiangsu Province. Combined, these two regions account for almost one-third of the agricultural fertilizer consumption in China.

In the northeast region, also known as China's "corn-belt", Hanfeng has 2 plants and is currently expanding its annual productive capacity from 100,000 tonnes to 300,000 tonnes. Construction of the plant expansions is well ahead of schedule and commissioning is expected to begin in March. Hanfeng expects the expanded facilities to be fully operational within the second quarter. Hanfeng has also commissioned a 50,000 tonne per annum blending facility at Heilongjiang, which has the ability to blend Hanfeng's products with other conventional fertilizers. As a result, the total annual productive capacity for the combined facilities in this region is now 350,000 tonnes.

In the east region, the Company has 3 plants with a total of 250,000 tonnes of annual production capacity, which includes 200,000 tonnes of finished goods and 50,000 tonnes of blending capacity.

Hanfeng is evaluating plans to add a further 150,000 to 200,000 tonnes of annual production capacity to these sites. Several slow-release fertilizer technologies, which have been developed by Hanfeng's R&D team or acquired by the Company, are currently being evaluated.

Both regions feature strong sales teams that work together with the Company's research and development ("R&D") group to service the over 200 accredited distributors and government agents who sell Hanfeng's fertilizer products. In early February 2007, Hanfeng further enhanced the distribution network for its products and its brand recognition when it entered into an agreement to supply fertilizer to the largest state owned farm in China. Nine distribution subsidiaries controlled by this company will help promote Hanfeng's fertilizer not only to its own farms, but also to external farms as they are mandated to promote fertilizer efficiency by the central government.

All of Hanfeng's production facilities, and its R&D center, which is located in Shanghai, are solely owned by the Company.

2.1 Financial Results

(in thousands in Cdn)	Q4 2006	Q4 2005	change	YTD 2006	YTD 2005 (Note a)	change
Sales	24,303	3,136	675%	59,849	11,503	420%
Gross profit	5,102	942	442%	12,145	3,630	235%
Gross profit (% of sales)	21.0%	30.0%	(9.0%)	20.3%	31.6%	(11.3%)
Selling & General and administrative expenses	839	496	69%	2,938	2,005	47%
% of sales	3.5%	15.8%	(12.3)%	4.9%	17.4%	(12.5)%
Write-off deferred financing cost	-	-	-	126	-	-
% of sales	-	-	-	0.2%	-	0.2%
Depreciation (not in cost of goods sold)	338	36	839%	750	142	428%
% of sales	1.4%	1.1%	0.3%	1.3%	1.2%	0.1%
Research & Development expenses	125	180	(31%)	603	811	(26%)
% of sales	0.5%	5.7%	(5.2%)	1.0%	7.1%	(6.1%)
Stock based compensation expenses	97	91	7%	142	448	(68%)
% of sales	0.4%	2.9%	(2.5%)	0.2%	3.9%	(3.7%)
Interest expenses	221	63	251%	473	230	106%
% of sales	0.9%	2.0%	(1.1%)	0.8%	2.0%	(1.2%)
Income tax expenses	-	-	-	-	-	-
Effective tax rate (% of taxable income)	-	-	-	-	-	-
EBITDA from continuing operations (note b)	4,449	289	1,439%	9,728	779	1,149%
% of sales	18.3%	9.2%	9.1%	16.3%	6.8%	9.5%
EBITDA after discontinued operations (note b)	4,569	2,709	69%	10,557	10,748	(1.80%)
Net income (loss):						
from continuing operations	3,439	50	6,778%	7,072	(137)	5,262%
from discontinued operations	120	2,420	(95%)	829	9,969	(92%)
Net income	3,559	2,470	44%	7,901	9,832	(20%)
From continuing operations:						
Basic EPS	0.07	-	0.07	0.15	-	0.15
Diluted EPS	0.07	-	0.07	0.15	-	0.15
After discontinued operations:						
Basic EPS	0.07	0.05	0.02	0.17	0.24	(0.07)
Diluted EPS	0.07	0.06	0.01	0.17	0.24	(0.07)

Note a: discontinued operations include nursery and landscaping businesses that were discontinued in 2005 and 2006 respectively. Comparative statements have been reclassified to present these businesses as discontinued operations.

Note b: EBITDA is a non-GAAP financial measure. Hanfeng calculates it by adding (1) net income, (2) interest expense reported on the income statements, (3) depreciation expenses reported as part of cost of goods sold on the income statements, (4) depreciation expenses reported as a line item on the income statements and (5) income tax expenses reported on the income statements. This might not be the same definition used by other companies. Reconciliations to Canadian GAAP net income are as follows:

(in thousands in CDN)	Q4 2006	Q4 2005	2006	2005
Net income (loss) from continuing operations	3,439	50	7,072	(137)
Add:				
Depreciation (a line item on income statements)	338	36	750	142
Depreciation (part of cost of goods sold)	451	140	1,433	544
Interest expenses	221	63	473	230
Income tax expenses	-	-	-	-
EBITDA from continuing operations	4,449	289	9,728	779
Add: Net income from discontinued operations	120	2,420	829	9,969
EBITDA after discontinued operations	4,569	2,709	10,557	10,748

2.2 Results from Operations

2005 comparative numbers have been restated under Canadian GAAP to segregate discontinued operations. Hanfeng discontinued its nursery and landscaping businesses in late 2005 and May 2006 respectively.

Sales for the fourth quarter and for the twelve months ended December 31, 2006, increased by 675% and 420% respectively, compared to the same periods in the prior year. These significant increases are due to increased production volumes from the four new plants that commenced operations in the second, third and fourth quarter of 2006.

- Heilongjiang NPK plant was acquired in January 2006 and the transaction closed on April 3. Production started immediately after the closing.
- Jiangsu SCU plant was constructed and production started in the second quarter 2006.
- Jiangsu NPK plant was constructed and production started in the third quarter 2006.
- The Shanghai blending plant was modified and relocated. During this process, working with the same equipment supplier, Hanfeng set up a 50,000 tonnes per annum blending capacity at both the Heilongjiang and Jiangsu locations for a total of 100,000 tonnes per annum. No blending production was available in the third quarter. Production resumed in Jiangsu in the fourth quarter 2006. Heilongjiang blending production was commissioned early 2007. These facilities have ability to blend Hanfeng's slow-release products with conventional fertilizers.
- Total tonnage of fertilizer sold in 2006 was approximately 169,000 tonnes .

Hanfeng's annual fertilizer production capacity was 20,000 tonnes prior to the second quarter of 2006. By the fourth quarter of 2006, Hanfeng had increased its production capacity to 350,000 tonnes, primarily targeting the agriculture market in China. All five plants are expected to operate at normal capacity throughout the year. The Company is currently constructing facilities that are expected to increase overall production to 600,000 tonnes in 2007. Due to limited production available for sale in 2006, the majority of the sales were made to several large distributors in the same cities as Hanfeng's plants. Hanfeng has been

actively training and accrediting new distributors and expects that as production capacity increases significantly in 2007, Hanfeng will sell its products through a wider customer base.

EBITDA from continuing operations increased significantly for both the fourth quarter (by 1,439%) and the year (by 1,149%) ended December 31, 2006, compared with the same periods in the prior year. As a percentage of sales, EBITDA increased from 9.2% to 18.3% in the fourth quarter and from 6.8% to 16.3% in 2006, compared with the same periods last year. The increase in EBITDA is attributable to increased efficiency in plant utilization due to increased operational capacity.

EPS from continuing operations, including earnings from the fertilizer business offset by corporate overhead cost, was $0.07 for the fourth quarter and $0.15 for the year, compared with nil for the same periods last year. 2005 comparative numbers have been restated under Canadian GAAP to segregate discontinued operations. Hanfeng discontinued its nursery and landscaping businesses in late 2005 and May 2006 respectively. EPS from the discontinued operation for the twelve-month period ended December 31, 2006 was $0.02.

Gross profit for the fourth quarter increased accordingly by $4.2 million (or 442%) and by $8.5 million (or 235%) for the year, compared to the same periods from the prior year.

Gross profit as a percentage of sales decreased from 30% to 21% in the fourth quarter, and from 31.6% to 20.3% for the year, compared with the same periods of last year. The decrease was due to lower margins on the sales from the new plants to the agriculture market than the sales to the urban greening market. Hanfeng believes the demand for its slow and controlled release fertilizer from the China agriculture market will far exceed the urban greening market.

China currency: RMB vs. Canadian currency: CDN

Hanfeng reports in Canadian dollars but earns all of its revenues and incurs most of its expenses in Chinese Yuan ("RMB"). Accordingly, any changes in the exchange rate between these currencies will affect the financial results. In 2006 the Canadian dollar appreciated against the RMB, such that the average exchange rate used to convert the RMB financial income and expenses to Canadian dollar reporting has decreased from 0.148 to 0.142, or by 4.2%. As set out below, the appreciation of the Canadian dollar over the reporting period had a negative impact on revenues and profits reported in Canadian dollars.

	Reported in RMB	Reported in CDN
Revenue increase%	439%	420%
Gross profit increase %	249%	235%

Operating expenses

Operating expenses increased to $4.6 million in 2006 verses $3.4 million in 2005. The increase was due primarily to a write-off of deferred financing cost related to legal costs associated with the SCU bank debt financing, increased amortization costs associated with new administrative assets related to the fertilizer operations, and higher Selling, General and administrative expenses ("SG&A"). Offsetting these were lower costs associated R&D due to less activities in 2006 and a decrease in stock-based compensation expense due to the cancellation of some non-vested stock options in the second quarter of 2006.

SG&A expenses increased overall in 2006. However SG&A as a percentage of sales decreased commensurate with the increase in production and fertilizer sales revenue. The percentages in 2005 were higher (above 15%) because all corporate overhead costs have been allocated to the continuing operations as a result of the GAAP requirements

Interest expense in dollars increased as the cost of debt associated with growing production increased. Interest expense as a percentage of sales decreased also due to the significant sales volume increase in 2006.

Hanfeng is subject to income taxes in Canada, while the subsidiaries are subject to the income tax laws of China. Various subsidiaries in China receive different income tax incentives because they are qualified foreign investment companies in China and encouraged by the local governments. As a result, Hanfeng's income tax rate in China for 2006 is 0% (2005 – 0%) for the continuing operations, and 10% (2005 – 10%) for the discontinued operation. Based on the production capacity allocation, Hanfeng estimates the income tax rate in China will most likely be 0% for 2007, 8.2% for 2008, 2009, and 2010, and 15% thereafter.

The government of China is currently considering certain tax reforms, which will potentially bring down the overall statutory income rate and result in a unified rate for both foreign companies (such as Hanfeng) and private Chinese companies. It is uncertain when the new policy will come into effect or how it will impact Hanfeng's tax rate.

2.3 Quarterly Results

	2006				2005			
In thousands Cdn	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Sales	24,303	20,668	12,750	2,128	3,136	2,684	3,189	2,494
Net income:								
Continuing operations	3,439	2,451	1,360	-177	50	-177	24	-34
Discontinued operations	120	-	-	708	2,420	3,274	3,217	1,059
Total	3,559	2,451	1,360	531	2,470	3,097	3,241	1,025
Basic EPS:								
Continuing operations	0.07	0.05	0.03	-	-	-	-	-
Discontinued operations	-	-	-	0.01	0.05	0.07	0.08	0.03
Total	0.07	0.05	0.03	0.01	0.05	0.07	0.08	0.03
Diluted EPS:								
Continuing operations	0.07	0.05	0.03	-	-	-	-	-
Discontinued operations	-	-	-	0.01	0.06	0.07	0.08	0.03
Total	0.07	0.05	0.03	0.01	0.06	0.07	0.08	0.03

Note: the discontinued operations include landscaping and nursery businesses.

As shown in the table above, Hanfeng has transformed itself from a greening company with nursery and landscaping businesses into a slow and controlled release fertilizer producer in China, targeting the agriculture market and urban greening market.

In 2005, Hanfeng's fertilizer business was not impacted by seasonal factors since the level of the production capacity (20,000 tonnes per annum) was relatively small by comparison to 2006. Hanfeng has added one new plant in each quarter of 2006. As a result, the sales and net income increased in the last three quarters of 2006. As all new plants will be fully operational for 2007, some seasonality is expected to effect sales volumes.

In general, the plants in Heilongjiang province, located in the northeast region of China may experience slow sales in winter and summer. Hanfeng's current production capacity in this region is 100,000 tonnes per annum. Another 200,000 tonnes per annum plant will be commissioned and expected to be operational within the second quarter of 2007. As well, a 50,000 tonne blending facility was commissioned in early 2007. Indicated higher demand for Hanfeng's products is expected to drive higher sales and consume the increased capacity.

In general, the plants in Jiangsu province in the eastern region of China may experience slow sales in the summer. Hanfeng currently operates a 250,000 tonnes per annum facilities in this region.

2.4 Selected Annual Information

(in thousands in Cdn, Except for EPS)	**Year Ended December 31, 2006**	**Year Ended December 31, 2005**	**Year Ended December 31, 2004**
Gross revenue (note 1)	59,849	11,503	5,813
Net income from continuing operations	7,072	(137)	(1,637)
Net income	7,901	9,832	8,687
Total assets	108,072	70,091	45,532
Loans payable	18,366	3,570	4,093
From continuing operations:			
Basic EPS	0.15	-	(0.05)
Diluted EPS	0.15	-	(0.05)
After discontinued operation:			
Basic EPS	0.17	0.24	0.26
Diluted EPS	0.17	0.24	0.25

Note 1: restated numbers exclude revenue from discontinued operations (2004 - $26.8 millions, 2005 - $40.6 million).

Since its inception in 1996, Hanfeng has established a track record of growth. Hanfeng's fertilizer revenue (the continuing operations) has grown from less than $0.5 million in 2003 to close to $60 million in 2006, representing a compound annual growth rate of 340%. Its earnings from the fertilizer business (after headquarter overhead costs) also grew significantly from a loss in 2004 and 2005 to over $7.1 million in 2006.

Hanfeng's annual production capacity grew from 20,000 tonnes per annum to 350,000 tonnes per annum by the end of 2006. It is expected to further increase by another 71% to 600,000 tonnes per annum by mid-2007. Hanfeng is evaluating plans to add a further 150,000 to 200,000 tonnes of annual production capacity to these sites. As the capacity available for sales increases, Hanfeng expects revenue and earnings to increase significantly in 2007 and 2008.

The significant increase in total assets has further enhanced Hanfeng's financial leverage. In addition, Hanfeng's construction record and proven profitability have attracted local banks to provide not only low cost working capital loans, but also construction loans to fuel Hanfeng's future expansion plans.

3. Liquidity and capital resources

(In thousand except for ratios)	December 31, 2006	December 31, 2005
Current ratio *	1.6 : 1	3.6 : 1
Cash	2,104	1,651
Working capital	10,936	16,330
Total assets	108,072	70,091
Total debt	22,943	6,352
Loans payable (current portion)	13,492	3,571
Total equity	85,129	63,118
Debt / Equity **	27%	10%

* Current ratio = Current Assets / Current Liabilities

** Debt to Equity = Total Debt / Total Equity

Accounts receivable, inventory, prepaid inventory, and advances from customers all increased as a result of increased fertilizer production and sales. The $8.7 million in assets held for sale at 2005 year end related to the nursery assets and were sold in the first quarter 2006. The proceeds of the sales were used to partially fund the acquisition of the Heilongjiang plant at the beginning of 2006. Income taxes payable decreased from $0.7 million to $0.07 million as a result of payments made in the first quarter, and the taxable businesses being discontinued in the year.

Cash from financing activities was mainly composed of $9.7 million proceeds from the exercise of warrants and stock options as well as $9.4 million net proceeds from bank loans. Cash from financing activities for the fourth quarter was $5.5 million, mainly from the increase in a working capital loan.

Total revolving facilities from various banks in Canada and China are available to Hanfeng for a maximum amount of $19 million. These loans are subject to annual renewal on various days of the year.

The Heilongjiang project has a budgeted cost of $20 million and is currently financed by the contractor. At the end of the second quarter of 2006, a local Chinese bank has provided a written offer to replace the contractor loan with a 3-year term mortgage loan. As at December 31, 2006, the balance of the contractor loan was approximately $4.9 million, after repayments made in the fourth quarter of 2006.

Subsequent to the 2006 year end, the Merchant Bank of China agreed to provide a 3-year loan to Hanfeng for a total of 35 million RMB (Cdn$ 5.0 million). The detailed loan agreement is expected to be finalized on or before March 31, 2007. As a result, Hanfeng has committed to repay the full amount of the $4.0 million Export Development Canada loan on April 30, 2007. Since all Hanfeng's assets are located in China, the cost of debt provided by China banking facilities is expected to be less expensive than that obtained from outside of China. The Company expects that cash flow generated from the increased production combined with the local debt facilities will be sufficient to fund its current expansion plans.

Investing activities refers to the use of the proceeds from the disposal of the discontinued assets ($9.4 million) to purchase the Heilongjiang plant at the beginning of the year. Total cash used to construct and acquire new plants in 2006 was $18 million, including $7.6 million in the fourth quarter of 2006. The two blending facilities (one at Heilongjiang and one at Jiangsu) were built and expanded from an existing facility located in Shanghai. Costs associated with these plants were minimal and are included in the $18 million capital expenditure total for 2006.

Contractual Obligations

in thousands Cdn	Total	2007	2008	2009	thereafter
Bank debt repayment	18,366	11,802	360	360	5,844
Lease obligations	$76	38	38	-	-

Capital structure

As at February 28, 2007, Hanfeng had 48,137,853 common shares issued and outstanding and the following securities issuable upon exercise of convertible securities:

(i) 55,054 common shares issuable upon the exercise of share purchase warrants at $2.35 per share until May 19, 2007; and

(ii) 825,000 common shares issuable upon the exercise of stock options with a weighted average price of $2.73 and an average term of 2.7 years.

China laws require all wholly owned foreign entities to set aside 10% of retained earnings as a general reserve fund every year until such a fund has reached 50% of the Company's registered capital. The law allows the funds in the reserve to be distributed to shareholders at the wind up of the reserve. The reserve has been included in the retained earnings on the balance sheet. The total reserve of the Company at December 31, 2006 is 15.7 million RMB (Cdn S2.3 million).

4. Related Party Transactions

In 2006, the Company paid a $30,000 consulting fee to a director of the company (2005 - nil).

As at December 31, 2006, the Company also has an outstanding loan in the amount of $20,274 receivable from the minority shareholder of Nigeria Hanfeng, a subsidiary of Hanfeng.

5. Disclosure Controls and Internal Controls over Financial Reporting

The Company's disclosure controls and procedures were designed to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to management in a timely manner so that information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the time periods specified in applicable securities legislation. The Company's management, under the direction and supervision of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures as at December 31, 2006, and has concluded that such disclosure controls and procedures are effective.

The Company's management, under the direction and supervision of the Chief Executive Officer and Chief Financial Officer, are also responsible for establishing and maintaining internal control over financial reporting. These controls were designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. There have been no changes in the Company's internal control over financial reporting during the quarter ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

6. Risks

There are a number of risk factors that could materially affect the business of Hanfeng, which include but are not limited to the risk factors set out below. Additional information about these risk factors is set out in Hanfeng's Annual Information Form.

A. Risks Associated With China

Hanfeng's subsidiaries ("Subsidiaries") carry on their business in China and Hanfeng derives all of its profit from the activities of the Subsidiaries. As such, Hanfeng's results of operations, financial position and prospects are subject to a significant degree to economic, political, social and legal developments in China.

The Chinese economy differs from the economies of most developed countries in a number of respects, including:

- its structure;
- the level of government involvement;
- the level of development;
- the control of foreign exchange; and
- the allocation of resources.

B. Tax Practices

Hanfeng pays income taxes based on a combination of local and federal tax incentives. There can be no guarantee that this favorable tax treatment will continue following the applicable exemption periods, or at all. There has been discussion about removing the tax

incentives currently offered to foreign invested enterprises since wholly domestically owned companies do not receive such incentives. In the event that such tax incentives are removed, there is no guarantee that foreign invested enterprises currently taking advantage of the incentives would be grandfathered. An increase in the tax rate to which the Subsidiaries are subject will reduce the net profitability of Hanfeng.

Under current Chinese laws, any dividends Hanfeng may receive from the Subsidiaries are not subject to Chinese tax. There can be no assurance that these dividends would continue not to be subject to tax in the future.

The government of China is currently considering a tax reform, potentially to bring down the overall statutory income rate and have a unified rate for both foreign companies (such as Hanfeng) and private Chinese companies. It is not certain when the new policy will come into effect, as well as how it will impact Hanfeng's tax rate.

C. FOREIGN EXCHANGE RISK

As Hanfeng reports financial results in Canadian dollars but earns its revenue in RMB, growth rates reported in Hanfeng's financial statements may be negatively impacted by an increase in the Canadian dollar relative to the RMB.

Although Hanfeng earns all of its revenue in RMB, some purchases are made in US and Canadian dollars. On July 21, 2005, the Chinese government announced the revaluation of RMB, increasing its value by approximately 2.1 % against the US dollar and moving the peg from the US dollar to a basket of currencies. Such a change is believed to be generally positive for Hanfeng since all revenues are earned in RMB and most of its assets are held in RMB. There might be more changes in exchange rates in the future, which may have a negative impact on Hanfeng.

D. RISKS ASSOCIATED WITH EXPANSION

The success of Hanfeng's expansion strategy will depend on a number of factors. There can be no assurance that Hanfeng will be able to achieve planned growth. There can be no assurance that Hanfeng's expansion strategy will be successful, that modifications to its strategy will not be required or that Hanfeng will be able to effectively market and/or manage and enhance profitability. Hanfeng may experience periods of rapid growth including increased staffing levels. Such growth could place a significant strain on its management, operational, financial and other resources. Hanfeng's ability to manage its growth effectively will require it to develop its management information systems capabilities and improve its operational and financial systems. Moreover, Hanfeng will need to train, motivate and manage its employees and attract senior managers and technical professionals. Any failure to expand these areas and implement and improve such systems, procedures and controls in an efficient manner at a pace consistent with Hanfeng's business could have a material adverse effect on Hanfeng's business, financial condition and results of operations.

Hanfeng has targeted the slow and controlled release fertilizer market in China as a new focus for its business. There can be no assurance that this market will develop and, given Hanfeng's limited experience and operating history in this market, that Hanfeng's

investment and efforts in this market will be successful. As a result, not all production capacity may be utilized or sold. Failure to succeed in the slow and controlled release fertilizer market in China may adversely affect Hanfeng's future business, financial condition and operating results.

E. COMPETITION

Hanfeng expects to encounter competition from other entities having a business objective similar to its own. Many of these entities are well established and have extensive experience in connection with identifying and effecting business acquisitions directly or through affiliates. Many of these competitors possess greater financial, technical, personnel and other resources than Hanfeng and there can be no assurance that Hanfeng will have the ability to compete successfully. Competitors may introduce technological innovation in Hanfeng's business, resulting in increased competitive pressures. Hanfeng's financial resources will be relatively limited when contrasted with those of many of their competitors. Although Hanfeng's projections assume that the industry will generate competition, there can be no assurances on how any level of competition may impact the future revenues of Hanfeng. China can be a fiercely competitive market and small price differentials between otherwise competitive goods and services can make an enormous difference to the consumer.

F. WEATHER CONDITIONS AND NATURAL DISASTERS

Weather conditions affect the demand for Hanfeng's products and the availability of raw materials and other inputs. For example, weather conditions such as floods, drought or frost can cause crop failures, which in turn affect the demand for fertilizer and seeds. The occurrence of any such event may adversely affect Hanfeng's business, financial condition and results of operations.

G. SEASONALITY

Hanfeng is exposed to some seasonality risk due to factors including, but not limited to, the nature of its products, weather conditions, and the buying patterns of major customers. These potential seasonality factors should also be considered together with the growth of the business. While some factors are not within its control, Hanfeng can mitigate the risk by negotiating purchasing times with major customers, and establishing a sales network across the country to cover different regions and weather conditions.

7. Significant accounting policies

Hanfeng did not change accounting policies in 2006. 2005 comparative numbers have been restated under Canadian GAAP to segregate discontinued operations. Hanfeng discontinued its nursery and landscaping businesses in late 2005 and May 2006 respectively.

Product sales are recognized upon delivery with appropriate assessment of the collection risk.

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the year. Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment, intangible assets, valuation allowances for receivables and inventories, and future income taxes. Actual results could differ from those estimates.

8. Outlook

As of the date of this MD&A, Hanfeng has already received over $60 million sale orders, mostly for Spring 2007 delivery. All the production facilities added in 2006 (350,000 tonnes per annum in aggregate at year end) have gone through a full commissioning period and are expected to be operating at a normal capacity in 2007. Additional production will accrue from the 200,000 tonnes to be commissioned, and the recently commissioned 50,000 tonne blending facility at Heilongjiang. Based on the capacity available for sale in 2007 and the current market conditions, Hanfeng expects that annual production will increase significantly from the 169,000 reported for 2006 and that both sales and earnings will increase accordingly.

Hanfeng intends to optimize its return on investment and supply the growing demand from current and new customers by expanding production capacity at its Heilongjiang and Jiangsu production and sales centres. Hanfeng is evaluating plans to add a further 150,000 to 200,000 tonnes of annual production capacity to these sites. Several slow-release fertilizer technologies, which have been developed by Hanfeng's R&D team or acquired by the Company, are currently being evaluated.

Hanfeng is also investigating opportunities for growth through alliances with domestic producers of conventional fertilizer, where Hanfeng could potentially blend its slow and controlled release technology with their products. In its 11th 5-Year Plan, China has made the agricultural sector a top priority. These policies promote the use of more efficient, effective, and environmentally friendly fertilizers. Companies that supply the agricultural sector are encouraged by the government to support these policies. Numerous synergies exist through an alliance strategy, including an immediate product upgrade for the conventional producer. For Hanfeng the alliance could provide a lower cost alternative to grow capacity.

With its track record in China and a clear growth strategy, Hanfeng will continue to build on its position as the leader in the slow and controlled release fertilizer industry in China.

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Hanfeng to host conference call to discuss fiscal 2006 financial results

TSX Symbol: HF

TORONTO, Feb. 28 /CNW/ - Hanfeng Evergreen Inc. ("Hanfeng"), will be holding a conference call to discuss its fiscal 2006 financial results. Ms. Madeline Yu, CFO and Robert Beutel, Chairman of the Board, will host the call.

<<

DATE:	Wednesday, March 7, 2007
TIME:	10:00 am, Eastern Time
DIAL IN NUMBER:	1-866-902-2211 or 416-695-9712
TAPED REPLAY:	1-888-509-0081 or 416-695-5275 (available for 14 days)
TAPED REPLAY PASS CODE:	641066

LIVE WEBCAST LINK:
http://events.onlinebroadcasting.com/hanfeng/030707/index.php
>>

About Hanfeng Evergreen Inc.

Hanfeng is a leading provider of slow and controlled release fertilizers to blenders, the agriculture market and the urban greening market. Hanfeng was the first to introduce the concept of slow and controlled release fertilizers into China's agriculture market with its establishment of the first commercial scale slow-release fertilizer production in China. All production facilities are located in prime agricultural regions of China. The Company is headquartered in Toronto, Ontario and its shares trade on the Toronto Stock Exchange. For more information, please visit: www.hanfengevergreen.com

This press release contains forward-looking statements based on current expectations. These forward-looking statements entail various risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Risks and uncertainties about Hanfeng's business are more fully discussed in the Company's disclosure materials, including its annual information form and MD&A, filed with the securities regulatory authorities in Canada.

%SEDAR: 00019491E

/For further information: Madeline Haiying Yu, CA, Hanfeng Evergreen Inc., Chief Financial Officer, Email: info(at)hanfengevergreen.com, Phone: (416) 368-8588; Kevin O'Connor, Genoa Management Ltd., Investor Relations, Email: koconnor(at)genoa.ca, Phone: (416) 962-3300/
(HF.)

CO: Hanfeng Evergreen Inc.

CNW 13:30e 28-FEB-07

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Hanfeng to present at Roth Capital Partners 2007 California Conference

TSX Symbol: HF

TORONTO, Feb. 19 /CNW/ - Hanfeng Evergreen Inc. ("Hanfeng"), first to introduce the concept of slow and controlled release fertilizers into China's agriculture market, today announced that it will present at the 19th Annual Roth Capital Partners Conference which is scheduled for February 19-22, 2007 in California.

Ms. Madeline Haiying Yu, Chief Financial Officer for Hanfeng, will present on Tuesday, February 20th at 3:30 PM (EST). Ms Yu will provide investors insight on China's growing fertilizer market in addition to a corporate overview of Hanfeng's operations and its growth strategy.

This invitation-only Roth Conference is focused on micro and small-cap companies with the average market capitalization of approximately $360 million. Hanfeng will be featured in the special track reserved for China growth opportunities. The Roth Conference is expected to be well attended by a number of US institutional investors and analysts.

The Company's presentation will be webcast live on the following link:

http://www.wsw.com/webcast/roth9/hf.to/

This webcast will be available for playback up to 90 days.

About Hanfeng Evergreen Inc.

Hanfeng is a leading provider of slow and controlled release fertilizers to blenders, the agriculture market and the urban greening market. Hanfeng was the first to introduce the concept of slow and controlled release fertilizers into China's agriculture market with its establishment of the first commercial scale slow-release fertilizer production in China. All production facilities are located in prime agricultural regions of China. The Company is headquartered in Toronto, Ontario and its shares trade on the Toronto Stock Exchange. For more information, please visit: www.hanfengevergreen.com

This press release contains forward-looking statements based on current expectations. These forward-looking statements entail various risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Risks and uncertainties about Hanfeng's business are more fully discussed in the Company's disclosure materials, including its annual information form and MD&A, filed with the securities regulatory authorities in Canada.

%SEDAR: 00019491E

/For further information: Madeline Haiying Yu, CA, Hanfeng Evergreen Inc., Chief Financial Officer, Email: info(at)hanfengevergreen.com, Phone: (416) 368-8588; Kevin O'Connor, Genoa Management Ltd., Investor Relations, Email: koconnor(at)genoa.ca, Phone: (416) 962-3300/

(HF.)

CO: Hanfeng Evergreen Inc.

CNW 14:18e 19-FEB-07

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Hanfeng teams with China's largest state-owned farm

--Access to significant distribution networks in China--

TSX Symbol: HF

TORONTO, Feb. 7 /CNW/ - Hanfeng Evergreen Inc. (TSX: HF)("Hanfeng"), a leading provider of slow and controlled release fertilizers in China, is pleased to announce that it has entered into an agreement with Heilongjiang Agriculture Company Limited ("HACL"), the largest state-owned agricultural company in China, for the sale and distribution of its fertilizers. Hanfeng's fertilizer will be promoted through nine subsidiaries of HACL in China. The initial order of 5,000 tonnes will be delivered in spring 2007.

HACL is responsible directly to the Ministry of Agriculture of China. It owns 624,000 hectares of arable land (with a potential to increase by another 240,000 hectares) in the Sanjiang Perrier, one of the most fertile land belts in the world. HACL is renowned for being the largest and one of the best, most technically advanced operators in China. In addition, HACL is a product distributor and has well-established distribution networks in China for all agricultural related products, including fertilizers.

"The agreement teams us with a well respected name in the Chinese agricultural market which instantly creates higher brand equity for Hanfeng's products," said Mr. Xinduo Yu, President and CEO of Hanfeng Evergreen Inc. "State-owned farms, like those that HACL operates, have stringent criteria over issues such as fertilizer quality, environmental pollution, energy consumption, crop quality and yield, as well as food safety. We are excited and honored that our slow and controlled release fertilizers meet all these requirements."

An important component of the China central government's "11th Five Year Plan" calls for the improvement of fertilizer efficiency as a strategy to improve farmers' income. Hanfeng was the first to introduce the concept of slow and controlled release fertilizers into China's agriculture market with its establishment of the first commercial scale slow-release fertilizer production in China. All production facilities are located in prime agricultural regions of China. With various leading technologies, Hanfeng operates with a production capacity of 350,000 tonnes per annum with another 200,000 tonnes expected to be added by the end of June 2007.

About Hanfeng Evergreen Inc.

Hanfeng is a leading provider of slow and controlled release fertilizes to blenders, the agriculture market and the urban greening market. Hanfeng was the first to introduce the concept of slow and controlled release fertilizers into China's agriculture market with its establishment of the first commercial scale slow-release fertilizer production in China. All production facilities are located in prime agricultural regions of China. The Company is headquartered in Toronto, Ontario and its shares trade on the Toronto Stock Exchange. For more information, please visit: www.hanfengevergreen.com

This press release contains forward-looking statements based on current expectations. These forward-looking statements entail various risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Risks and uncertainties about Hanfeng's business are more fully discussed in the Company's disclosure materials, including its annual information form and MD&A, filed with the securities regulatory authorities in Canada.

%SEDAR: 00019491E

/For further information: Madeline Haiying Yu, CA, Hanfeng Evergreen Inc., Chief Financial Officer, Email: info(at)hanfengevergreen.com, Phone: (416)

368-8588; Kevin O'Connor, Genoa Management Ltd., Investor Relations, Email: koconnor(at)genoa.ca, Phone: (416) 962-3300/
(HF.)

CO: Hanfeng Evergreen Inc.

CNW 11:30e 07-FEB-07

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Hanfeng 2007 sales order exceed $60 million

-- JIANGSU NPK PLANT WILL ALSO INCREASE PRODUCT RANGE IN 2007 --

TSX Symbol: HF

TORONTO, Jan. 17 /CNW/ - Hanfeng Evergreen Inc. ("Hanfeng") is pleased to announce a 20,000 tonnes NPK (nitrogen, phosphate and potassium) fertilizer sales order with a major distributor in Jiangyan, Jiangsu province where Hanfeng's NPK Prill Tower plant is located. Delivery for this order will start in March 2007. Hanfeng's consolidated sales orders for 2007, including orders previously announced on January 3, 2007, have exceeded 410.6 million RMB, or $60 million CAD, compared with the estimated $56 million CAD total sales for 2006. These 2007 sales orders are for three of the four plants Hanfeng currently has in operation. The fifth plant (under construction) will be commissioned after the second quarter of 2007. As the production capacity available for 2007 will be at least double that of 2006, Hanfeng will show a strong increase in sales and earnings in 2007.

This new order was placed with Hanfeng's Prill Tower NPK fertilizer plant in Jiangyan, Jiangsu province, which went into production towards the end of the third quarter of 2006. The plant initially targeted all its NPK production to the large agriculture market in China. In 2007, this plant will be able to increase its product range to also cover the international urban greening market. This new development resulted from Hanfeng combining the slow-release MU/UF technology with the NPK prill tower granulation method used at the Jiangsu plant. This unique slow-release technology designed by Hanfeng's R&D team is of particular interest to international distributors from countries in North America, Europe, as well as Japan and South Korea. The 1 mm diameter NPK fine granules with superior slow-release qualities from the UF/MU technology are best suited for golf courses and other urban greening uses. For details about this technology, please see Hanfeng's previous press release on December 12, 2006.

"We are excited with our ability to sell to both China and international markets, as a result of our advanced slow-release technology and our competitive pricing. While China agricultural demand for slow-release NPK fertilizer is increasing, the international urban greening sales broaden our market. The increased slow-release fertilizer product range will further enhance our return on capital," said Mr. Xinduo Yu, President and CEO of Hanfeng Evergreen Inc.

About Hanfeng Evergreen Inc.

Hanfeng is headquartered in Toronto, Canada and has been listed on the Toronto Stock Exchange since 2003. It is a leading provider of value-added fertilizer to China's urban greening and large agricultural markets. Hanfeng introduced slow-release fertilizer to the China fertilizer industry by establishing the first commercial-scale slow-release fertilizer plant in China. Using various advanced technologies, all Hanfeng fertilizers offer the benefits of slow-release. Hanfeng's production facilities in China are located in prime agricultural regions, and its quality products and competitive pricing are also attracting international sales interest. For more information, please visit: www.hanfengevergreen.com

This press release contains forward-looking statements based on current expectations. These forward-looking statements entail various risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Risks and uncertainties about Hanfeng's business are more fully discussed in the company's disclosure materials, including its annual information form and MD&A, filed with the securities regulatory authorities in Canada.

%SEDAR: 00019491E

/For further information: Madeline Haiying Yu, CA, Chief Financial Officer, Email: info(at)hanfengevergreen.com; Hanfeng Evergreen Inc., Phone: (416) 368-8588, Fax: (416) 849-0075/
(HF.)

CO: Hanfeng Evergreen Inc.

CNW 07:00e 17-JAN-07

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Hanfeng's 2007 initial sales orders reach $54 million

<<
- 2006 Total Sales Estimated to Exceed $56 Million -
>>

TSX Symbol: HF

TORONTO, Jan. 3 /CNW/ - Hanfeng Evergreen Inc. ("Hanfeng") has sold close to 50,000 tonnes of Sulphur Coated Urea ("SCU") fertilizer for 2007, mostly to be delivered in the first half of the year. Hanfeng's total 2007 sales orders announced to-date, including orders for the NPK (nitrogen, phosphate and potassium) fertilizer in Heilongjiang announced in October 2006, amount to 367 million RMB ($54 million CAD), compared with the estimated $56 million CAD total sales for 2006. These 2007 sales orders are for two of the four plants Hanfeng currently has in operation. The fifth plant (under construction), will be put into production after the second quarter of 2007. As the production capacity available for 2007 will be at least double that of 2006, Hanfeng will show strong increases in sales and earnings in 2007.

Hanfeng's 100,000 tonnes per annum SCU fertilizer plant in Jiangyan, Jiangsu province is the first commercial scale slow-release fertilizer plant in China, and has been well received by the market. One large order of 20,000 tonnes is from a major distributor in Jiangyan, which was a result of the field trial program supported by the local government. This field trial showed positive results, including an increase of crop yield by 30%.

The $4 million CAD international sales orders announced on September 21, 2006 for 2006 delivery are also included in the 2007 sales orders. This sale was deferred to 2007 by customer request, and will be delivered within the first half of 2007. Hanfeng's 2006 overall sales will still exceed $56 million as previously announced, due to additional domestic sales in China during the fourth quarter of 2006.

"We have started 2007 with a very positive note on our sales front, with a bulk of our customers coming from areas close to our plant locations. Dr. Yuan Longping's on-going field trial results will further increase the demand for our SCU fertilizer across China," said Mr. Xinduo Yu, founder, President and CEO of Hanfeng Evergreen Inc. "We will also use some of the SCU for our own blending plant, and try to balance the demand for SCU between Chinese and international customers."

About Hanfeng Evergreen Inc.

Hanfeng is headquartered in Toronto, Canada and has been listed on the Toronto Stock Exchange since 2003. It is a leading provider of value-added fertilizer to China's urban greening and large agricultural markets. Hanfeng introduced slow-release fertilizer to the China fertilizer industry by establishing the first commercial-scale slow-release fertilizer plant in China. Using various advanced technologies, all Hanfeng fertilizers offer the benefits of slow-release. Hanfeng's production facilities in China are located in prime agricultural regions, and its quality products and competitive pricing are also attracting international sales interest. For more information, please visit: www.hanfengevergreen.com.

This press release contains forward-looking statements based on current expectations. These forward-looking statements entail various risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Risks and uncertainties about Hanfeng's business are more fully discussed in the company's disclosure materials, including its annual information form and MD&A, filed with the securities regulatory authorities in Canada.

%SEDAR: 00019491E

/For further information: Madeline Haiying Yu, CA, Chief Financial Officer, Email: info(at)hanfengevergreen.com; Hanfeng Evergreen Inc., Phone: (416) 368-8588, Fax: (416) 849-0075/
(HF.)

CO: Hanfeng Evergreen Inc.

CNW 07:00e 03-JAN-07

END